real™

RealNetworks, Inc.
2008 Annual Report

Overview: RealNetworks, Inc. enables consumers to enjoy digital entertainment whenever and wherever they want. We pioneered the development of technology for the delivery of digital media over the Internet and have a long heritage of creating and delivering digital media content such as music, games and video to consumers around the world.



Music:
Our music business provides consumers with access to digital music. Rhapsody, a subscription and advertising-supported music service, offers access to a catalog of millions of music tracks in the U.S. through Rhapsody America, a joint venture with Viacom's MTV Networks. We work with consumer electronics companies to make Rhapsody services available on a wide variety of devices. We also offer Rhapsody.com, an advertising supported Web-based version of our digital music service; the Rhapsody mp3 Store, which enables consumers to purchase and download individual digital music tracks; and RadioPass, an international Internet radio subscription service.

In 2008, we expanded the distribution of our Rhapsody subscription music service into the mobile carrier market through an agreement with Verizon Wireless, which gives customers unlimited access to music on VCAST-enabled mobile phones.



Games:
Our digital games business provides a broad range of downloadable and online casual games and subscription services for PCs, mobile devices and other platforms. Casual games are typically designed with simple graphics, rules and controls. They are easily downloaded, quick to learn and fun to play, and include board, card, puzzle, word and hidden-object games. Our games generate revenue through game development, publishing, licensing and distribution. We have a diverse portfolio of games created from original titles developed by our own game studios and from numerous affiliated studios located around the world.

We maintain a global presence in North America, Europe, Latin America and Japan, and distribute games through our RealArcade, GameHouse, Atrativa and Zylom websites.



Media Software and Services:
Our MSS products and services include the RealPlayer media player software that enables consumers to discover, play and manage audio and video programming on the Internet. MSS also provides SuperPass, a subscription service with music, games and video content. We continue to pioneer new ways for consumers to access and store video content from the Internet, such as the portable and social features of RealPlayer SP, which allows consumers to capture videos, transfer them to smart phones and share them with friends through Facebook applications, Twitter and e-mails.



Technology Products and Solutions:
Our TPS business provides services and technologies that enable wireless carriers, cable systems and other companies to deliver digital entertainment to their subscribers. We are increasingly focused on providing application services to wireless carriers, which produce recurring revenue streams for TPS. These services include ringback tones, music-on-demand and video-on-demand. We are a large provider of intercarrier messaging services, which allow customers to send SMS and MMS messages between wireless carriers. We also provide media software to mobile handset makers and packaged streaming software and systems integration services to businesses around the world.

TPS is our most global business, with customers among the major mobile carriers in the Americas, Asia and Europe. The business benefits from the growth of high-speed mobile networks worldwide.

Dear Shareholders:

I'm writing to share my candid assessment of our past year's results and our company's prospects going forward.

First, a look back at 2008. Last year, I closed my letter to you by saying, "2008 looks to be a turbulent year economically." I think it's fair to say that this turned out to be quite an understatement!

Governments, corporations and families are struggling to manage through the most significant global economic downturn in 80 years. Like many other companies, our results demonstrated that we were not and are not immune to the effects of the macro environment.

In 2008, we achieved revenues of $604.8 million and reported adjusted EBITDA excluding impairments* of $60.7 million. This represented record revenue for us, up 7% from 2007, and adjusted EBITDA at the low end of our expectations. We were not satisfied with these results, even considering the economic environment.

Let me turn to a specific discussion of how our business units fared in 2008.

Music

In 2008, we rolled out a major initiative, Music Without Limits, that substantially broadened the value of the digital music services we offer by eliminating digital rights management (DRM) for song purchases, integrating our Rhapsody service directly into more than 20 Verizon mobile handsets and many home media devices, and making full-track playback via Rhapsody available on a range of partner websites such as MTV Networks and Yahoo. These initiatives led to a significant reacceleration of growth of our music subscription business in the second half of 2008. We achieved this while managing costs carefully, resulting in progress towards making our music business self-sustaining financially. As a result, we posted 2008 music revenue of $160.7 million and adjusted EBITDA excluding impairments* of $(4.6) million.

While we think we have made strides in music, we still face significant challenges to profitability and sustained growth in the business. First among these is continued slow movement on the part of music labels to pricing and segmentation strategies that we believe could substantially increase the sales of digital music, benefiting musicians, labels, distributors and consumers alike. We continue to work with the labels to bring innovation to the market.

We remain committed to profitability in our music business, to positioning ourselves for even greater success once the economy comes out of its current doldrums, and to managing costs carefully in the interim.

Games

Our casual games business continued to grow significantly in 2008, achieving record revenue of $134.6 million. Still, the business slowed in the second half of 2008, particularly in the U.S. We attribute this to a few factors—cash-strapped consumers becoming more price-sensitive and selective in their purchases, a rising alternative in the form of free ad-supported games on social networks, and our initial slow response to these changes, in part due to some operating inefficiencies and indigestion caused by recent acquisitions.

We are addressing these issues through the new value orientation of our games offerings on Gamehouse.com, increased focus on delivering great games such as Scrabble, UNO and TextTwist on social networks, and an aggressive effort to move to an integrated global games technology platform around the world that enables a leaner, more effective and lower-cost operating structure.

In early 2008, we announced our intention to separate our games business into a separate company. Later in the year, we postponed that move in light of weak market conditions. We still intend to separate our games business, but now we plan to use 2009 to simplify the business, to focus on market share growth, and to position ourselves for reaccelerated revenue and profit growth in 2010 and beyond.

Media Software and Services

Our Media Software and Services business achieved $102.9 million in revenue in 2008. MSS started the year strong as RealPlayer 11 upgrades exceeded our goals and demonstrated the power of innovation and the resiliency of our RealPlayer platform. We also benefited from the TV writers' strike through a partnership with CBS, which enabled us to run two Big Brother Internet programs instead of the usual one in the year. Late in 2008, we renewed our successful Google toolbar distribution agreement, a core revenue stream for MSS.

Our MSS team also invested a lot of effort in 2008 in developing two excellent products. One, RealDVD, launched in September to great enthusiasm; unfortunately, it became the subject of a legal dispute with the movie studios and has been suspended from distribution pending resolution of that matter. The second product, RealPlayer SP, launched in June of 2009 and is off to a terrific start.

Technology Products and Solutions

Revenue in our TPS business was flat at $206.6 million in 2008. Growth in ASP services and handset licenses was counteracted by two main factors—our decision to pivot away from some low-margin professional service business and substantial declines in the Korean won, which accounts for about one-fifth of the division's revenue.

Still, TPS had a solid year on the bottom line and demonstrated the growth potential of our recurring-revenue ASP and client-licensing businesses. Subscribers under management grew to 31.5 million from 27.6 million, messaging transactions grew to 221 billion from 95 billion, and Helix DNA handset licenses grew to 165 million in 2008 from 115 million in 2007.

Based on our current pipeline of opportunities and new products, we believe we can reaccelerate TPS growth in 2009 and beyond. Carriers are looking for reliable long-term players and we believe we have firmly positioned ourselves as a stable partner and high-quality service provider.

Plans for 2009

As we entered 2009, we decided to focus on three key principles:

- First, keep the core stable. We believe that most of our current business is relatively resilient. Indeed, we have only minor exposure to much more severely cyclical revenue models such as advertising or large one-time capital purchases. About 80 percent of our revenue in 2008 came from either consumer recurring revenue, recurring revenue from our business partners, or large volumes of inexpensive consumer purchases. Going into 2009, we renewed our focus on delivering excellent value and service to these current customers. As part of this effort, we secured major new design wins and a continuation of our key partnerships with our three biggest carrier customers: SK Telecom in Korea, Verizon in the United States, and Vodafone in Europe.

- Second, focus on efficiency. This includes both streamlining existing business processes and more rigorously consolidating a number of duplicative technologies and services that came through a series of acquisitions we made over the past four years, particularly in our games and mobile carrier services businesses.

- Third, invest for the mid-to-long term. We think this will be a deep and long recession. Because we ended the year with about $370 million in cash and short-term investments, we are in the fortunate position of being able to ride out the current economic downturn. When the economy recovers, we think that a great opportunity will emerge for us to open up new markets and to leapfrog competitors with weaker balance sheets or shorter time horizons. Accordingly, we have invested selectively in a small number of potential breakout technologies and products. Some of these may bear fruit fairly quickly, but others operate on a two-to-three-year cycle from incubation through gestation.

In spite of the turbulent economic times we're in, we remain confident in the fundamental long-term trends that drive our business. These include the digitalization of all media and media delivery, the growth in bandwidth, the proliferation of IP-based digital devices, and the global nature of these trends.

We have just marked the 15th anniversary of the incorporation of RealNetworks, which means this is the second major economic downturn we've experienced. By continuing to focus on executing well while also innovating deeply but selectively, we believe we will position RealNetworks for a bright and very successful long term.

As always, and especially now, we appreciate your interest and support.

Rob Glaser
Chairman and Chief Executive Officer

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*See page 113 of this Annual Report for a reconciliation of GAAP net loss to adjusted EBITDA excluding impairments and adjusted EBITDA excluding impairments by segment.

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real

RealNetworks, Inc. 2601 Elliott Avenue, Suite 1000, Seattle, WA 98121

August 12, 2009

Dear Shareholder:

You are cordially invited to attend the 2009 Annual Meeting of Shareholders (the "Annual Meeting") to be held at 2:00 p.m. on Monday, September 21, 2009 at the Bell Harbor International Conference Center, 2211 Alaskan Way, Seattle, Washington 98121.

At the Annual Meeting, the following matters of business will be presented:

1. The election of John Chapple and Robert Glaser as Class 3 directors, each to serve for a three-year term, and the election of Pradeep Jotwani as a Class 2 director to serve for a two-year term;

2. The approval of amendments to certain of RealNetworks' equity plans, including (among other amendments) to permit a one-time stock option exchange program for eligible employees other than directors and Section 16 officers;

3. The ratification of the appointment of KPMG LLP as RealNetworks, Inc.'s independent registered public accounting firm for the fiscal year ending December 31, 2009; and

4. The transaction of any other business properly presented at the meeting.

Detailed information as to the business to be transacted at the Annual Meeting is contained in the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement.

The Board of Directors unanimously recommends a vote **"For"** each of the foregoing proposals.

We encourage you to join us and participate in the meeting. If you are unable to do so, you have the option to vote in one of three ways:

1. Sign and return the enclosed proxy card as soon as possible in the envelope provided;

2. Call the toll-free telephone number shown on your proxy card; or

3. Vote via the Internet as described in the accompanying proxy statement.

On behalf of the Board of Directors, I would like to express our appreciation for your support of RealNetworks. We look forward to seeing you at the meeting.

Sincerely,

ROBERT GLASER
Chief Executive Officer and
Chairman of the Board

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REALNETWORKS, INC.
2601 Elliott Avenue, Suite 1000
Seattle, Washington 98121

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
August 12, 2009

To the Shareholders of RealNetworks, Inc.:

NOTICE IS HEREBY GIVEN that the 2009 Annual Meeting of Shareholders of RealNetworks, Inc., a Washington corporation, will be held on Monday, September 21, 2009, at 2:00 p.m., local time, at the Bell Harbor International Conference Center, 2211 Alaskan Way, Seattle, Washington 98121. At the Annual Meeting, the following business matters will be presented:

(1) The election of John Chapple and Robert Glaser as Class 3 directors to serve until the 2012 annual meeting of shareholders and the election of Pradeep Jotwani as a Class 2 director to serve until the 2011 annual meeting of shareholders, or until the earlier of each such director's earlier retirement, resignation or removal, or the election of his successor;

(2) The approval of amendments to the RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated, the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated, and the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated, including (among other amendments) to permit a one-time stock option exchange program for eligible employees other than directors and Section 16 officers;

(3) The ratification of the appointment of KPMG LLP as RealNetworks, Inc.'s independent registered public accounting firm for the fiscal year ending December 31, 2009; and

(4) The transaction of any other business properly presented at the meeting.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

This Proxy Statement is being issued in connection with the solicitation of a proxy on the enclosed form by the Board of Directors of RealNetworks, Inc. for use at RealNetworks, Inc.'s 2009 Annual Meeting of Shareholders. You are entitled to vote at the Annual Meeting if you were a shareholder of record at the close of business on July 23, 2009. A list of shareholders as of that date will be available at the meeting and for ten days prior to the meeting at the principal executive offices of RealNetworks, Inc. located at 2601 Elliott Avenue, Suite 1000, Seattle, Washington 98121.

The 2008 Annual Report and this Proxy Statement can be viewed at http://www.proxydocs.com/rnwk in accordance with the rules of the U.S. Securities and Exchange Commission.

BY ORDER OF THE BOARD OF DIRECTORS

ROBERT KIMBALL
Executive Vice President, Corporate Development and Law, General Counsel and Corporate Secretary

Seattle, Washington
August 12, 2009

YOUR VOTE IS IMPORTANT!

All shareholders are cordially invited to attend the Annual Meeting in person. Regardless of whether you plan to attend the meeting, please vote by telephone or Internet, as described in the accompanying Proxy Statement, or complete, date, sign and return the enclosed proxy card as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for that purpose. You may still vote in person if you attend the meeting, even if you have given your proxy. Please note, however, that if a broker, bank or other nominee holds your shares of record and you wish to vote at the meeting, you must obtain from the record holder a proxy card issued in your name.

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REALNETWORKS, INC.

2009 PROXY STATEMENT

INFORMATION CONCERNING PROXY SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of the Board of Directors of RealNetworks, Inc. for use at the Annual Meeting of Shareholders to be held Monday, September 21, 2009, at 2:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the Bell Harbor International Conference Center, 2211 Alaskan Way, Seattle, Washington 98121.

These proxy solicitation materials and RealNetworks' Annual Report to Shareholders for the fiscal year ended December 31, 2008, including financial statements, were mailed on or about August 12, 2009, to all shareholders entitled to vote at the Annual Meeting.

Record Date and Quorum

Shareholders of record at the close of business on July 23, 2009, the record date, are entitled to notice of and to vote their shares at the Annual Meeting. At the record date, 134,771,677 shares of RealNetworks' common stock, $0.001 par value per share, were issued and outstanding. The common stock is listed for trading on the Nasdaq Global Select Market under the symbol RNWK. The presence in person or by proxy of the holders of record of a majority of the outstanding shares of common stock entitled to vote is required to constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes (which occur when a broker indicates on a proxy card that it is not voting on a matter) are considered as shares present at the Annual Meeting for the purpose of determining a quorum.

How to Vote

Registered shareholders can vote by telephone, by the Internet or by mail, as described below. If you are a beneficial shareholder, please refer to your proxy card or the information forwarded by your broker, bank or other holder of record to see what options are available to you.

Registered shareholders may cast their vote by:

(1) Signing, dating and promptly mailing the proxy card in the enclosed postage-paid envelope;

(2) Accessing the Internet website **www.proxyvoting.com/rnwk** and following the instructions provided on the website; or

(3) Calling 1-866-540-5760 and voting by following the instructions provided on the phone line.

We encourage you to vote your shares in advance of the Annual Meeting date even if you plan on attending the Annual Meeting.

Vote Required, Abstentions and Broker Non-Votes

Each holder of record of common stock on the record date is entitled to one vote for each share held on all matters to be voted on at the Annual Meeting.

If a quorum is present at the Annual Meeting, the three candidates for director who receive the highest number of affirmative votes will be elected. Shareholders are not entitled to cumulate votes for the election of directors.

If a quorum is present at the Annual Meeting, the affirmative vote of a majority of the shares present in person or represented by proxy and voting on the matter is required for the approval of Proposal 2.

If a quorum is present at the Annual Meeting, Proposal 3 will be approved if the number of votes cast in favor of this proposal exceeds the number of votes cast against the proposal.

Brokers who hold shares for the accounts of their clients may vote such shares either as directed by their clients or, in the case of "uninstructed shares," in their own discretion if permitted by the stock exchange or other organization of which they are members. Certain types of proposals are "non-discretionary," however, and brokers who have received no instructions from their clients do not have discretion to vote such uninstructed shares on those items. At this year's meeting, brokers will have discretion to vote uninstructed shares on the election of directors and Proposal 3, but not on Proposal 2.

The failure of a brokerage firm or other intermediary to vote its customers' shares at the Annual Meeting will have no effect on the proposal for the election of directors or Proposal 3 since the approval of such proposals is based on the number of votes actually cast for or against the proposal (as applicable). Additionally, broker non-votes (i.e., votes from shares held of record by brokers as to which the beneficial owners have given no voting instructions) will not be counted as votes for or against a matter where the approval of such matter only requires a majority of the shares voting thereon and, accordingly, will have no effect on Proposal 2.

Shareholders may abstain from voting on the nominees for director and on Proposals 2 and 3. Abstention from voting on the nominees for director and on Proposal 3 will have no effect, since the approval of each matter is based solely on the number of votes actually cast for or against the proposal (as applicable). Abstention from voting on Proposal 2 will have the same effect as votes against this proposal.

Votes cast by proxy or in person at the Annual Meeting will be tabulated by the inspector of election appointed for the Annual Meeting. The inspector of election will determine whether or not a quorum is present at the Annual Meeting.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Corporate Secretary of RealNetworks at RealNetworks' principal offices as set forth above in the Notice of Annual Meeting a written notice of revocation or a duly executed proxy bearing a later date or by attending the Annual Meeting and voting in person.

Proxy Solicitation

The expense of preparing, printing and mailing this Proxy Statement and the proxies solicited hereby will be borne by RealNetworks. Proxies will be solicited by mail and may also be solicited by RealNetworks' directors, officers and other employees, without additional remuneration, in person or by telephone, electronic mail or facsimile transmission. RealNetworks will also request brokerage firms, banks, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares of common stock as of the record date and will reimburse such persons for the cost of forwarding the proxy materials in accordance with customary practice. In addition, RealNetworks has engaged Innisfree M&A Incorporated to provide proxy solicitation services for a fee of $25,000, plus reimbursement of its out-of-pocket expenses. Your cooperation in promptly voting your shares and submitting your proxy by telephone, Internet or by completing and returning the enclosed proxy card will help to avoid additional expense.

Shareholder Proposals for 2010 Annual Meeting

An eligible shareholder who desires to have a qualified proposal considered for inclusion in the proxy statement and form of proxy prepared in connection with RealNetworks' 2010 annual meeting of shareholders must deliver a copy of the proposal to the Corporate Secretary of RealNetworks, at the principal offices of RealNetworks, not less than one hundred twenty (120) days prior to the first anniversary of the date that this Proxy Statement was released to RealNetworks' shareholders, or, if the date of RealNetworks' 2010 Annual Meeting has been changed by more than 30 days from the date of RealNetworks' 2009 Annual Meeting, then no later than a reasonable time

before RealNetworks begins to print and mail its proxy materials. To be eligible to submit a proposal for inclusion in our proxy statement, a shareholder must have continually been a record or beneficial owner of shares of Common Stock having a market value of at least $2,000 (or representing at least 1% of the shares entitled to vote on the proposal), for a period of at least one year prior to submitting the proposal, and the shareholder must continue to hold the shares through the date on which the meeting is held.

A shareholder of record who intends to submit a proposal at the 2010 annual meeting of shareholders that is not eligible or not intended for inclusion in RealNetworks' proxy statement must provide written notice to RealNetworks, addressed to the Corporate Secretary at the principal offices of RealNetworks, not less than one hundred twenty (120) days prior to the first anniversary of the date that this Proxy Statement was released to RealNetworks' shareholders, or, if the date of RealNetworks' 2010 Annual Meeting has been changed by more than 30 days from the date of RealNetworks' 2009 Annual Meeting, then no later than a reasonable time before RealNetworks begins to print and mail its proxy materials. The notice must also satisfy certain additional requirements specified in RealNetworks' Bylaws. A copy of the Bylaws will be sent to any shareholder upon written request to the Corporate Secretary of RealNetworks.

Shareholder Communication with the Board of Directors

Shareholders who wish to communicate with RealNetworks' Board of Directors, or with any individual member of the Board, may do so by sending such communication in writing to the attention of the Corporate Secretary at the address of our principal executive office with a request to forward the same to the intended recipient. Shareholder communications must include confirmation that the sender is a shareholder of RealNetworks. All such communications will be reviewed by RealNetworks' General Counsel and Corporate Secretary or Chief Financial Officer in order to create an appropriate record of the communication, to assure director privacy, and to determine whether the communication relates to matters that are appropriate for review by RealNetworks' Board of Directors or by any individual director. Communications will not be forwarded to Board members that (i) are unrelated to RealNetworks' business, (ii) contain improper commercial solicitations, (iii) contain material that is not appropriate for review by the Board of Directors based upon RealNetworks' Bylaws and the established practice and procedure of the Board, or (iv) contain other improper or immaterial information.

Householding Information

If you share an address with another shareholder, each shareholder may not receive a separate copy of our Annual Report, proxy materials or Notice of Internet Availability of Proxy Materials. Shareholders who do not receive a separate copy of our Annual Report, proxy materials or Notice of Internet Availability of Proxy Materials, but would like to receive a separate copy or additional copies, may request these materials by sending an e-mail to *investor_relations@real.com,* calling 1-206-892-6320 or writing to: Investor Relations, RealNetworks, Inc., 2601 Elliott Avenue, Suite 1000, Seattle, WA 98121.

Shareholders who share an address and receive multiple copies of our Annual Report, proxy materials or Notice of Internet Availability of Proxy Materials may also request to receive a single copy by following the instructions above. Current and prospective investors can also access our Form 10-K, proxy statement and other financial information on the Investor Relations section of our web site at www.realnetworks.com/company/investor.

PROPOSAL 1 — ELECTION OF DIRECTORS

RealNetworks' Amended and Restated Bylaws provide for a Board of Directors that consists of not less than two and no more than seven members. RealNetworks' Amended and Restated Articles of Incorporation provide that the directors will be divided into three classes, with each class as nearly equal in number of directors as possible and serving for staggered, three-year terms. The authorized number of directors is currently set at seven. Robert Glaser is a Class 3 director whose term expires at the Annual Meeting. John Chapple was appointed as a Class 3 director on May 1, 2009 to fill the vacancy created by the resignation of Jeremy Jaech, and his initial term expires at the Annual Meeting. Pradeep Jotwani is a Class 2 director who was appointed as a director on July 31, 2008, and as a result of his appointment following the annual meeting of shareholders in 2008, he is subject to election at the Annual Meeting. Jonathan Klein is a Class 2 director whose term expires at the annual meeting of shareholders in 2011. Eric Benhamou, Edward Bleier and Kalpana Raina are Class 1 directors whose terms expire at the annual shareholders meeting in 2010.

At the Annual Meeting, two Class 3 directors are to be elected to serve until the 2012 annual meeting of shareholders and one Class 2 director is to be elected to serve until the 2011 annual meeting of shareholders, each such director to serve until his earlier retirement, resignation, removal, or the election of his successor. John Chapple and Robert Glaser are the nominees who currently serve as Class 3 directors and Pradeep Jotwani is the nominee who currently serves as a Class 2 director. These individuals, including new nominees Messrs. Chapple and Jotwani, have been nominated by the Nominating and Corporate Governance Committee of the Board of Directors, comprised of non-management directors, and recommended to the shareholders by the Board of Directors for election at the Annual Meeting. The accompanying proxy will be voted **FOR** the election of Messrs. Chapple, Glaser and Jotwani to the Board of Directors, except where authority to so vote is withheld. Proxies may not be voted for a greater number of persons than the number of nominees named. The nominees have consented to serve as directors of RealNetworks if elected. If at the time of the Annual Meeting a nominee is unable or declines to serve as a director, the discretionary authority provided in the enclosed proxy will be exercised to vote for a substitute candidate designated by the Nominating and Corporate Governance Committee of the Board of Directors. The Board of Directors has no reason to believe that any of the nominees will be unable or will decline to serve as a director.

Nominees for Director

Class 3 Director Nominees

Robert Glaser has served as Chairman of the Board and Chief Executive Officer of RealNetworks since its inception in February 1994. Mr. Glaser's professional experience also includes ten years of employment with Microsoft Corporation where he focused on the development of new businesses related to the convergence of the computer, consumer electronics and media industries. Mr. Glaser holds a B.A. and an M.A. in Economics and a B.S. in Computer Science from Yale University. Age 47.

John Chapple has served as a director of RealNetworks since May 2009. Mr. Chapple has served as President of Hawkeye Investments LLC, a privately-owned equity firm investing primarily in telecommunications and real estate ventures, since October 2006, and has served as Chairman of Syracuse University's Board of Trustees since 2005. Prior to forming Hawkeye, Mr. Chapple served as President, Chief Executive Officer and Chairman of the Board of Nextel Partners and its subsidiaries from August 1998 to June 2006, when the company was purchased by Sprint Communications. From 1995 to 1997, Mr. Chapple was the President and Chief Operating Officer for Orca Bay Sports and Entertainment in Vancouver, B.C. From 1988 to 1995, he served as Executive Vice President of Operations for McCaw Cellular Communications and subsequently AT&T Wireless Services following the merger of those companies. Mr. Chapple serves on the Boards of Directors of Yahoo! Inc., a leading global Internet brand and one of the most trafficked Internet destinations worldwide; Cbeyond, Inc., a publicly traded integrated service telephony company; Seamobile Enterprises, a privately held company providing integrated wireless services at sea; and Telesphere, a privately held VOIP (voice over internet protocol) company. Mr. Chapple holds a Bachelor's degree from Syracuse University and completed Harvard University's Advanced Management Program. Age 56.

Class 2 Director Nominee

Pradeep Jotwani has served a director of RealNetworks since July 2008. Mr. Jotwani was employed by Hewlett-Packard Company, a leading provider of printing and personal computing products and IT services, software and solutions, from 1982 to 2007, most recently serving as Senior Vice President of the Printing Supplies Global Business Unit from 2002 to 2007. Mr. Jotwani holds a Bachelor's degree in Mechanical Engineering from the Indian Institute of Technology, Kanpur, a Master's degree in Industrial Engineering from the University of Wisconsin-Madison and an M.B.A. from the Stanford University Graduate School of Business. Age 54.

Director Independence

The Board has determined that (i) Messrs. Chapple and Jotwani are independent under the Nasdaq listing standards and (ii) all directors not standing for election at the Annual Meeting are independent under the Nasdaq listing standards and the applicable rules promulgated by the Securities and Exchange Commission (the "SEC").

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES NAMED IN PROPOSAL 1.

BOARD OF DIRECTORS

The business of RealNetworks is managed under the direction of a Board of Directors, which has responsibility for establishing broad corporate policies and for the overall performance of RealNetworks. It is not, however, involved in operating details on a day-to-day basis.

Identification, Evaluation and Qualification of Director Nominees

All Board members are responsible for identifying and submitting candidates for consideration as directors. The name of each candidate must be presented to the Nominating and Corporate Governance Committee with a reasonably detailed statement of his or her qualifications for serving as a director of RealNetworks. The Committee and RealNetworks' Chief Executive Officer will interview and evaluate candidates that meet the criteria for serving as directors, and the Committee will recommend to the full Board the nominees that it has determined best suit the Board's needs.

Qualifications required of individuals who are considered as board nominees will vary according to the particular areas of expertise being sought as a complement to RealNetworks' existing board composition at the time of any vacancy. All directors should possess the background, skills, expertise, and commitment necessary to make a significant contribution to RealNetworks. Relevant qualifications for RealNetworks' directors include: (1) exemplary personal and professional ethics and integrity; (2) the ability to engage in objective, fair and forthright deliberations; (3) operating experience at a policy-making level in business(es) relevant to RealNetworks' current and future plans; (4) independent judgment; (5) adequate time and personal commitment to provide guidance and insight to management; (6) a commitment to provide long term value to RealNetworks' shareholders; (7) sophisticated business skills to enable rigorous and creative analysis of complex issues; and (8) understanding and experience in relevant markets, technology, operations, finance or marketing in the context of an assessment of the perceived needs of the Board as determined from time to time.

The Committee will evaluate potential nominees by reviewing qualifications and references, conducting interviews and reviewing such other information as the Committee members may deem relevant. RealNetworks has not employed consultants to assist in identifying or screening prospective directors in the past; however, the Nominating and Corporate Governance Committee may retain a search firm for this purpose in the future. Once the Nominating and Corporate Governance Committee has approved a candidate, the Committee will recommend the candidate to the full Board for appointment. The Board ultimately makes all nominations for directors to be considered and voted upon at RealNetworks' annual meetings of shareholders.

Shareholder Nominations and Recommendations for Director Candidates

Shareholder Nominations for Director

Pursuant to RealNetworks' Amended and Restated Bylaws, shareholders who wish to nominate one or more candidates for election as directors at an annual meeting of shareholders must give notice of the proposal to nominate such candidate(s) in writing to the Corporate Secretary of RealNetworks not less than 120 days before the first anniversary of the date that RealNetworks' proxy statement was released to shareholders in connection with the previous year's annual meeting, or, if the date of the annual meeting at which the shareholder proposes to make such nomination is more than 30 days from the first anniversary of the date of the previous year's annual meeting, then the shareholder must give notice in a reasonable time before RealNetworks begins to print and mail its proxy materials. The notice must satisfy certain requirements specified in RealNetworks' Amended and Restated Bylaws, a copy of which will be sent to any shareholder upon written request to the Corporate Secretary of RealNetworks. The Nominating and Corporate Governance Committee will evaluate shareholder nominees using the same standards it uses to evaluate other nominees.

No shareholder has presented a timely notice of a proposal to nominate a director this year. Accordingly, the only directors to be elected at the Annual Meeting are Messrs. Chapple, Glaser and Jotwani. No other nominations are before, or may be brought at, the Annual Meeting.

Shareholder Recommendations for Director

In addition to the general nomination rights of shareholders, the Nominating and Corporate Governance Committee of the Board of Directors will consider Board candidates recommended by qualified shareholders in accordance with a written policy adopted by the Board. To be a qualified shareholder eligible to recommend a

candidate to serve on the Board, a shareholder must have continuously held at least 2% of RealNetworks' outstanding securities for at least 12 months prior to the date of the submission of the recommendation.

A qualified shareholder may recommend a Board candidate for evaluation by the Committee by delivering a written notice to the Committee subject to the requirements set forth below. The notice must be received by the Committee not less than 120 days before the first anniversary of the date that RealNetworks' proxy statement was released to shareholders in connection with the previous year's annual meeting. Where RealNetworks changes its annual meeting date by more than 30 days from year to year, the notice must be received by the Committee no later than the close of business on the 10th day following the day on which notice of the date of the upcoming annual meeting is publicly disclosed.

Any Board candidate recommended by a shareholder must be independent of the recommending shareholder in all respects (e.g., free of material personal, professional, financial or business relationships from the proposing shareholder), as determined by the Committee or applicable law. Any Board candidate recommended by a shareholder must also qualify as an "independent director" under applicable Nasdaq rules.

The notice shall also contain or be accompanied by (i) proof of the required stock ownership (including the required holding period) of the proposing shareholder, (ii) a written statement that the qualified shareholder intends to continue to own the required percentage of shares through the date of the annual meeting with respect to which the Board candidate is proposed to be nominated, (iii) the name or names of each shareholder submitting the proposal, the name of the Board candidate, and the written consent of each such shareholder and the Board candidate to be publicly identified, (iv) the recommending shareholder's business address and contact information, and (v) all other information that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended.

With respect to the proposed Board candidate, the following information must be provided:

- name, age, business and residence addresses;
- principal occupation or employment;
- number of shares of RealNetworks' stock beneficially owned (if any);
- a written resume of personal and professional experiences;
- a statement from the recommending shareholder in support of the candidate, references for the candidate, and an indication of the candidate's willingness to serve, if elected;
- all other information relating to the proposed Board candidate that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder; and
- information, documents or affidavits demonstrating to what extent the proposed Board candidate meets the required minimum criteria established by the Committee, and the desirable qualities or skills, described in the RealNetworks policy regarding director nominations.

The notice must also include a written statement that the recommending shareholder and the proposed Board candidate will make available to the Committee all information reasonably requested in furtherance of the Committee's evaluation as well as the signature of each proposed Board candidate and of each shareholder submitting the recommendation.

The notice must be delivered in writing, by registered or certified, first-class mail, postage prepaid, to Chair, Nominating and Corporate Governance Committee, RealNetworks, Inc., c/o Corporate Secretary, 2601 Elliott Avenue, Suite 1000, Seattle, WA 98121.

Continuing Directors — Not Standing for Election This Year

The following individuals are Class 1 Directors whose terms continue until 2010:

Eric A. Benhamou has been a director of RealNetworks since October 2003 and has served as the lead independent director since 2008. Mr. Benhamou has served as chairman and chief executive officer of Benhamou

Global Ventures, LLC, a venture capital company, since November 2003. Mr. Benhamou also serves as chairman of the boards of directors of 3Com Corporation and Cypress Semiconductor Corporation. He served as chief executive officer of Palm, Inc. from 2001 to October 2003 and chairman until October 2007, and was chief executive officer of 3Com Corporation from 1990 to 2000. Mr. Benhamou also serves on the boards of Silicon Valley Bancshares and several privately held companies. Mr. Benhamou also serves on the executive committee of TechNet and of the Computer Science and Telecommunications Board. Mr. Benhamou holds a Master of Science degree from Stanford University School of Engineering and a Diplôme d'Ingénieur from Ecole Nationale Supérieure d'Arts et Métiers, Paris, France. Age 53.

Edward Bleier has been a director of RealNetworks since 1999. Mr. Bleier serves as a director of CKX, Inc., a company engaged in the ownership, development and commercial utilization of entertainment content, and of Blockbuster Inc., a provider of in-home movie and game entertainment. Mr. Bleier is retired from Warner Bros. where he served as President of Pay-TV, Cable and Networks Features. Mr. Bleier serves on the Advisory Board of Drakontas LLC, a security technology company, is Chairman Emeritus of the Center for Communication and the Academy of the Arts Guild Hall, serves as a trustee of the Charles A. Dana Foundation and is a member of the Council on Foreign Relations. In 2003, Mr. Bleier published the New York Times' bestseller "The Thanksgiving Ceremony." Mr. Bleier holds a Bachelor of Science Degree from Syracuse University and served in the U.S. Army, specializing in public information. Age 79.

Kalpana Raina has been a director of RealNetworks since 2001. Ms. Raina currently serves as the managing partner of 252 Solutions LLC, an advisory firm. From 1988 to October 2006, Ms. Raina was employed by The Bank of New York, a financial holding company, most recently serving as Executive Vice President in charge of European Country Management and Corporate Banking. Prior to joining The Bank of New York, Ms. Raina was employed in the Media Division of Manufacturers Hanover Trust Company. Ms. Raina serves on the Boards of ADITI: Foundation for the Arts and The World Music Institute in New York City. Ms. Raina holds a B.A. Honors degree from Panjab University, India and an M.A. degree in English Literature from McMaster University. Age 53.

The following individual is a Class 2 Director whose term continues until 2011:

Jonathan D. Klein has been a director of RealNetworks since 2003. Mr. Klein is a co-founder of Getty Images, Inc., a provider of imagery and related products and services, where he has served as Chief Executive Officer and a director since 1998. Mr. Klein served as Chief Executive Officer and as a director of Getty Communications Limited, the predecessor to Getty Images, Inc., from 1996 to 1998. From 1995 to 1996, Mr. Klein served as the Joint Chairman of Getty Communications Limited. Prior to founding Getty Images, Mr. Klein served as a director of London-based investment bank Hambros Bank Limited, where he led the bank's media industry group. Mr. Klein also serves on the boards of Getty Investments L.L.C. and The Global Business Coalition on HIV/AIDS. Mr. Klein holds a Master's Degree from Cambridge University. Age 49.

Proxy Statement

Meetings of the Board and Committees

The Board meets on a regularly scheduled basis during the year to review significant developments affecting RealNetworks and to act on matters requiring Board approval. It also holds special meetings when an important matter requires Board action between regularly scheduled meetings. The Board of Directors met 13 times during RealNetworks' fiscal year ended December 31, 2008 and took action by unanimous written consent on two other occasions. The independent members of the Board of Directors regularly met in executive session without management present. No incumbent member attended fewer than 75% of the aggregate number of meetings of the Board of Directors held during the period for which he or she has been a director. No incumbent member, other than James Breyer, attended fewer than 75% of the aggregate number of meetings of any Board committees on which he or she served held during the periods that he or she served during the fiscal year.

Committees of the Board

The Board of Directors has an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Strategic Transactions Committee. Applying the rules of the Nasdaq Stock Market and the SEC, the Board has determined that all members of the Audit Committee, the Compensation Committee and

the Nominating and Corporate Governance Committee are "independent." Committee membership as of July 23, 2009, the record date, was as follows:

Audit Committee	Nominating and Corporate Governance Committee	Compensation Committee	Strategic Transactions Committee
Eric A. Benhamou*	Edward Bleier	Eric A. Benhamou	Robert Glaser*
John Chapple	Jonathan Klein	John Chapple	Jonathan Klein
Pradeep Jotwani	Kalpana Raina*	Pradeep Jotwani*	
Kalpana Raina			

* Chairman

Audit Committee. The Audit Committee provides oversight of our accounting and financial reporting, processes and financial statement audits, reviews RealNetworks' internal accounting procedures and consults with and reviews the services provided by its independent auditors. All of the members of our Audit Committee are financially literate pursuant to Nasdaq rules, and our Board has designated Mr. Benhamou as the Audit Committee Financial Expert, as defined by the SEC and applicable listing standards. Prior to August 1, 2008, the Audit Committee was composed of Messrs. Benhamou, Jaech and Ms. Raina. From August 1, 2008 to May 1, 2009, the Audit Committee was composed of Messrs. Benhamou, Jaech, Jotwani and Ms. Raina. From May 2, 2009 to June 29, 2009, the Audit Committee was composed of Messrs. Benhamou and Jotwani and Ms. Raina. The Board of Directors has adopted a written charter for the Audit Committee which can be found on our corporate website at *www.realnetworks.com/company/investor* under the caption "Corporate Governance." The Audit Committee met five times during the fiscal year ended December 31, 2008.

Compensation Committee. The Compensation Committee establishes, reviews and recommends to the Board the compensation and benefits to be provided to the executive officers of RealNetworks and reviews general policy matters relating to employee compensation and benefits. Prior to June 3, 2008, the Compensation Committee was composed of Messrs. Benhamou and Jaech and James Breyer, who did not stand for re-election upon the expiration of his term at the 2008 Annual Meeting of Shareholders. From June 3, 2008 to July 31, 2008, the Compensation Committee was composed of Messrs. Benhamou and Jaech. From August 1, 2008 to May 1, 2009, the Compensation Committee was composed of Messrs. Benhamou, Jotwani and Jaech, who resigned from the Board of Directors effective of May 1, 2009. From May 2, 2009 to June 29, 2009, the Compensation Committee was composed of Messrs. Benhamou and Jotwani. The Board of Directors has adopted a written charter for the Compensation Committee which can be found on our corporate website at *www.realnetworks.com/company/investor* under the caption "Corporate Governance." The Compensation Committee met 14 times during the fiscal year ended December 31, 2008 and took action by unanimous written consent on 11 other occasions.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee searches for and recommends to the Board potential nominees for Board positions, makes recommendations to the Board regarding size and composition of the Board, and develops and recommends to the Board the governance principles applicable to RealNetworks. The Board of Directors has adopted a written charter for the Nominating and Corporate Governance Committee which can be found on our corporate website at *www.realnetworks.com/company/investor* under the caption "Corporate Governance." The Nominating and Corporate Governance Committee met eight times during the fiscal year ended December 31, 2008 and took action by unanimous written consent on one other occasion.

Strategic Transactions Committee. Pursuant to our Amended and Restated Articles of Incorporation, the approval of the Strategic Transactions Committee is required before the Board of Directors may:

- adopt a plan of merger;
- authorize the sale, lease, exchange or mortgage of (a) assets representing more than 50% of the book value of RealNetworks' assets prior to the transaction or (b) any other asset or assets on which the long-term business strategy of RealNetworks is substantially dependent;
- authorize the voluntary dissolution of RealNetworks; or
- take any action that has the effect of the foregoing clauses.

Prior to May 1, 2009, the Strategic Transactions Committee was composed of Messrs. Glaser, Klein and Jaech. A written charter for the Strategic Transactions Committee can be found on our corporate website at

www.realnetworks.com/company/investor under the caption "Corporate Governance." The Strategic Transactions Committee took action by unanimous written consent on one occasion during the fiscal year ended December 31, 2008.

Policy Regarding Director Attendance at Annual Meetings of Shareholders

We have a policy that at least one member of our Board of Directors will attend each annual meeting of shareholders, and all directors are encouraged to attend shareholder meetings. We will reimburse directors for reasonable expenses incurred in attending annual meetings of shareholders. One director attended the annual meeting of shareholders held on June 3, 2008.

Code of Business Conduct and Ethics

RealNetworks has adopted a Code of Business Conduct and Ethics that applies to all of RealNetworks' employees, officers and directors. RealNetworks' Code of Business Conduct and Ethics is publicly available on its website (*www.realnetworks.com/company/investor* under the caption "Corporate Governance"), or can be obtained without charge by written request to RealNetworks' Corporate Secretary at the address of RealNetworks' principal executive office. RealNetworks intends to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to or waiver from the application of the Code of Business Conduct and Ethics that applies to the Chief Executive Officer or the Chief Financial Officer, and any other applicable accounting and financial employee, by posting such information on its website at *www.realnetworks.com/company/investor* under the caption "Corporate Governance."

VOTING SECURITIES AND PRINCIPAL HOLDERS

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of July 23, 2009, information regarding beneficial ownership of the Common Stock by (a) each person known to RealNetworks to be the beneficial owner of more than five percent of RealNetworks' outstanding common stock, (b) each director, (c) RealNetworks' Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers serving as executive officers at the end of fiscal year 2008, and (d) all of RealNetworks' executive officers and directors as a group. Percentage of beneficial ownership is based on 134,771,677 shares outstanding as of July 23, 2009. The mailing address for each named executive officer and director in the table below is c/o RealNetworks, Inc., 2601 Elliott Avenue, Suite 1000, Seattle, Washington 98121.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(1)	Percentage of Common Stock Outstanding
Robert Glaser(2)	51,972,162	38.4%
Royce & Associates, LLC(3)	8,581,915	6.4
Dimensional Fund Advisors LP(4)	8,693,508	6.5
Eric A. Benhamou(5)	277,920	*
Edward Bleier(6)	405,000	*
John Chapple	1,783	*
Pradeep Jotwani(7)	45,000	*
Jonathan D. Klein(8)	310,214	*
Kalpana Raina(9)	317,343	*
Michael Eggers(10)	340,746	*
John Giamatteo(11)	734,814	*
Robert Kimball(12)	721,990	*
Michael Lunsford(13)	191,178	*
All directors and executive officers as a group (13 persons)(14)	55,676,275	40.1%

* Less than 1%.

(1) Beneficial ownership is determined in accordance with rules of the SEC and includes shares over which the beneficial owner exercises voting or investment power. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days of July 23, 2009 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, and subject to community property laws where applicable, RealNetworks believes, based on information provided by such persons, that the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) Includes 1,836,405 shares of Common Stock owned by the Glaser Progress Foundation, of which Mr. Glaser is trustee. Mr. Glaser disclaims beneficial ownership of these shares. Also includes 625,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of July 23, 2009.

(3) Information is based on a Schedule 13G/A filed with the SEC on January 30, 2009 by Royce & Associates LLC ("Royce"). Royce reported that as of December 31, 2008, it beneficially owned an aggregate of 8,581,915 shares of Common Stock and that its address is 1414 Avenue of the Americas, New York, New York 10019.

(4) Information is based on a Schedule 13G filed with the SEC on February 9, 2009 by Dimensional Fund Advisors LP ("Dimensional"). Dimensional reported that as of December 31, 2008, it beneficially owned an aggregate of 8,693,508 shares of Common Stock and that its address is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746. Dimensional furnishes investment advice to four investment

companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. While Dimensional possesses investment and/or voting power over these shares and therefore may be deemed to be the beneficial owner of such shares, Dimensional disclaims beneficial ownership of these shares.

(5) Includes 32,920 shares of common stock owned by the Eric and Illeana Benhamou Living Trust. Also includes 245,000 shares of common stock issuable upon exercise of options exercisable within 60 days of July 23, 2009.

(6) Includes 405,000 shares of common stock issuable upon exercise of options exercisable within 60 days of July 23, 2009.

(7) Includes 45,000 shares of common stock issuable upon exercise of options exercisable within 60 days of July 23, 2009.

(8) Includes 280,000 shares of common stock issuable upon exercise of options exercisable within 60 days of July 23, 2009.

(9) Includes 315,000 shares of common stock issuable upon exercise of options exercisable within 60 days of July 23, 2009.

(10) Includes 327,264 shares of common stock issuable upon exercise of options exercisable within 60 days of July 23, 2009. Also includes 7,292 shares of common stock issuable upon the vesting of restricted stock units within 60 days of July 23, 2009, of which certain shares will be withheld in satisfaction of tax withholding obligations.

(11) Includes 700,000 shares of common stock issuable upon exercise of options exercisable within 60 days of July 23, 2009. Also includes 4,167 shares of common stock issuable upon the vesting of restricted stock units within 60 days of July 23, 2009, of which certain shares will be withheld in satisfaction of tax withholding obligations.

(12) Includes 696,764 shares of common stock issuable upon exercise of options exercisable within 60 days of July 23, 2009. Also includes 2,813 shares of common stock issuable upon the vesting of restricted stock units within 60 days of July 23, 2009, of which certain shares will be withheld in satisfaction of tax withholding obligations.

(13) Includes 187,500 shares of common stock issuable upon exercise of options exercisable within 60 days of July 23, 2009.

(14) Includes an aggregate of 4,184,653 shares of common stock issuable upon exercise of options exercisable within 60 days of July 23, 2009. Also includes an aggregate of 14,272 shares of common stock issuable upon the vesting of restricted stock units within 60 days of July 23, 2009, of which certain shares will be withheld in satisfaction of tax withholding obligations.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities and Exchange Act of 1934, as amended, requires RealNetworks' executive officers, directors, and persons who own more than ten percent of a registered class of RealNetworks' equity securities to file reports of ownership and changes of ownership with the SEC. Executive officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish RealNetworks with copies of all such reports they file. Specific due dates have been established by the SEC, and RealNetworks is required to disclose in this Proxy Statement any failure to file by those dates.

Based solely on its review of the copies of such reports received by RealNetworks, and on written representations by the executive officers and directors of RealNetworks regarding their compliance with the applicable reporting requirements under Section 16(a) of the Exchange Act, RealNetworks believes that, with respect to its fiscal year ended December 31, 2008, all of the executive officers and directors of RealNetworks, and all of the persons known to RealNetworks to own more than ten percent of the Common Stock, complied with all such reporting requirements.

Compensation Committee Interlocks and Insider Participation

From January 1, 2008 to June 3, 2008, our Compensation Committee was composed of Eric Benhamou, Jeremy Jaech, who previously served as a Class 3 director but resigned as a director effective May 1, 2009, and James Breyer, who previously served as a Class 2 director but did not stand for re-election at the 2008 annual meeting of shareholders. From June 4, 2008 to July 31, 2008, our Compensation Committee was composed of Messrs. Benhamou and Jaech. From August 1, 2008 to December 31, 2008, our Compensation Committee was composed of Messrs. Benhamou, Jaech and Jotwani. In 2008, no executive officer of RealNetworks served as a member of the board of directors or compensation committee of any entity that had one or more executive officers serving as a member of RealNetworks' Board of Directors or Compensation Committee. In addition, no interlocking relationship existed between any member of our Compensation Committee and any member of the compensation committee of any other company.

Change-in-Control Arrangements

RealNetworks 2005 Stock Incentive Plan. The Compensation Committee of the Board of Directors may determine at the time an award is granted under the RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated (the "2005 Plan"), that upon a "Change of Control" of RealNetworks (as that term may be defined in the agreement evidencing an award), (a) options and stock appreciation rights outstanding as of the date of the Change of Control immediately vest and become fully exercisable or may be cancelled and terminated without payment therefor if the fair market value of one share of RealNetworks' Common Stock as of the date of the Change of Control is less than the per share option exercise price or stock appreciation right grant price, (b) restrictions and deferral limitations on restricted stock awards lapse and the restricted stock becomes free of all restrictions and limitations and becomes fully vested, (c) performance awards shall be considered to be earned and payable (either in full or pro rata based on the portion of performance period completed as of the date of the Change of Control), and any deferral or other restriction shall lapse and such performance awards shall be immediately settled or distributed, (d) the restrictions and deferral limitations and other conditions applicable to any other stock unit awards or any other awards shall lapse, and such other stock unit awards or such other awards shall become free of all restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant, and (e) such other additional benefits as the Compensation Committee deems appropriate shall apply, subject in each case to any terms and conditions contained in the agreement evidencing such award.

For purposes of the 2005 Plan, a "Change of Control" shall mean an event described in an agreement evidencing an award or such other event as determined in the sole discretion of the Board. The Compensation Committee may determine that, upon the occurrence of a Change of Control of RealNetworks, each option and stock appreciation right outstanding shall terminate within a specified number of days after notice to the participant, and/or that each participant shall receive, with respect to each share of Common Stock subject to such option or stock appreciation right, an amount equal to the excess of the fair market value of such share immediately prior to the occurrence of such Change of Control over the exercise price per share of such option and/or stock appreciation right; such amount to be payable in cash, in one or more kinds of stock or property, or in a combination thereof, as the Committee, in its discretion, shall determine.

If in the event of a Change of Control the successor company assumes or substitutes for an option, stock appreciation right, share of restricted stock or other stock unit award, then such outstanding option, stock appreciation right, share of restricted stock or other stock unit award shall not be accelerated as described above. An option, stock appreciation right, share of restricted stock or other stock unit award shall be considered assumed or substituted for if following the Change of Control the award confers the right to purchase or receive, for each share subject to the option, stock appreciation right, restricted stock award or other stock unit award immediately prior to the Change of Control, the consideration received in the transaction constituting a Change of Control by holders of shares for each share held on the effective date of such transaction; provided, however, that if such consideration received in the transaction constituting a Change of Control is not solely common stock of the successor company, the Committee may, with the consent of the successor company, provide that the consideration to be received upon the exercise or vesting of an option, stock appreciation right, restricted stock award or other stock unit award, for each share subject thereto, will be solely common stock of the successor company substantially equal in fair market value to the per share consideration received by holders of shares in the

transaction constituting a Change of Control. Notwithstanding the foregoing, on such terms and conditions as may be set forth in the agreement evidencing an award, in the event of a termination of a participant's employment in such successor company within a specified time period following such Change in Control, each award held by such participant at the time of the Change in Control shall be accelerated as described above.

RealNetworks 1996 Stock Option Plan, 2000 Stock Option Plan and 2002 Director Stock Option Plan. Under RealNetworks' 1996 Stock Option Plan (the "1996 Plan"), 2000 Stock Option Plan (the "2000 Plan") and 2002 Director Stock Option Plan (the "2002 Plan"), as any of such plans have been amended and restated (the "Plans"), each outstanding option issued under the Plans will become exercisable in full in respect of the aggregate number of shares covered thereby in the event of:

- any merger, consolidation or binding share exchange pursuant to which shares of Common Stock are changed or converted into or exchanged for cash, securities or other property, other than any such transaction in which the persons who hold Common Stock immediately prior to the transaction have immediately following the transaction the same proportionate ownership of the common stock of, and the same voting power with respect to, the surviving corporation;
- any merger, consolidation or binding share exchange in which the persons who hold Common Stock immediately prior to the transaction have immediately following the transaction less than a majority of the combined voting power of the outstanding capital stock of RealNetworks ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors;
- any liquidation or dissolution of RealNetworks;
- any sale, lease, exchange or other transfer not in the ordinary course of business (in one transaction or a series of related transactions) of all, or substantially all, of the assets of RealNetworks; or
- any transaction (or series of related transactions), consummated without the approval or recommendation of the Board of Directors, in which (i) any person, corporation or other entity (excluding RealNetworks and any employee benefit plan sponsored by RealNetworks) purchases any Common Stock (or securities convertible into Common Stock) for cash, securities or any other consideration pursuant to a tender offer or exchange offer, or (ii) any person, corporation or other entity (excluding RealNetworks and any employee benefit plan sponsored by RealNetworks) becomes the direct or indirect beneficial owner of securities of RealNetworks representing fifty percent (50%) or more of the combined voting power of the then outstanding securities of RealNetworks ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors.

Except as otherwise provided in an agreement evidencing an award under the Plans, the administrator of the Plans may, in its discretion, determine that outstanding options issued under the Plans will not become exercisable on an accelerated basis in connection with any of the transactions described above if the RealNetworks Board of Directors or the surviving or acquiring corporation, as the case may be, has taken action to provide for (a) the substitution of outstanding options granted under the Plans for equitable options in the surviving or acquiring corporation, (b) the assumption of such options by the surviving or acquiring corporation, or (c) the cash payment to each holder of an option of such amount as the plan administrator shall determine represents the then value of such options.

Mr. Kimball. Pursuant to an agreement dated November 30, 2005 between RealNetworks and Robert Kimball (the "Kimball Agreement"), Mr. Kimball was awarded a cash bonus in the aggregate amount of $3.25 million, of which $1.0 million was paid in November 2005, and $375,000 was paid every six months thereafter through November 2008. If Mr. Kimball had resigned his position as a result of the acquisition of RealNetworks by a third party prior to all payments being made, Mr. Kimball would have been entitled to receive all payments under the Kimball Agreement on his last day of employment.

Equity Compensation Plans

As of December 31, 2008, RealNetworks had awards outstanding under five equity compensation plans. These plans include the RealNetworks, Inc. 1995 Stock Option Plan (the "1995 Plan"), the 1996 Plan, the 2000 Plan, the

2002 Plan and the 2005 Plan. In addition, the RealNetworks, Inc. 2007 Employee Stock Purchase Plan (the "2007 ESPP") became effective on January 1, 2008. The 1995 Plan, 1996 Plan, 2002 Plan, 2005 Plan and 2007 ESPP have been approved by RealNetworks' shareholders. The 2000 Plan has not been approved by RealNetworks' shareholders.

In 2005, RealNetworks' shareholders approved the 2005 Plan and upon this approval of the 2005 Plan, the 1995 Plan, the 1996 Plan, the 2000 Plan and the 2002 Plan were terminated. In 2007, RealNetworks' shareholders approved an amended and restated 2005 Plan, and upon this approval, the RealNetworks, Inc. Director Compensation Stock Plan was terminated. As a result of the termination of these Plans, all new equity awards will be issued under the 2005 Plan. In 2007, RealNetworks' shareholders also approved the 2007 ESPP. The initial offering period under the 2007 ESPP commenced on January 1, 2008.

The following table aggregates the data from RealNetworks' plans:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (in 000's)(a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (in 000's)(c)
Equity compensation plans approved by security holders	39,161	$7.39	7,712(1)(2)
Equity compensation plans not approved by security holders	374	$9.90	—
Total	39,535	$7.41	7,712

(1) On January 1, 2008, the 2007 ESPP became effective. Column (c) above excludes the 1,500,000 shares of the Company's common stock that are authorized for issuance pursuant to the 2007 ESPP.

(2) Includes shares available for future issuances pursuant to the Real Networks, Inc. 2007 Director Compensation Stock Plan (the "2007 Director Plan"), a sub-plan that operates and is administered under the 2005 Plan. Under the 2007 Director Plan, outside directors may elect to receive all or a portion of his or her quarterly director compensation in shares of the Company's common stock in lieu of cash. Shares issued to directors under the 2007 Director Plan are issued from the shares reserved under the 2005 Plan.

Equity Compensation Plans Not Approved By Security Holders. The Board of Directors adopted the 2000 Plan to enable the grant of nonqualified stock options to employees and consultants of RealNetworks and its subsidiaries who are not otherwise officers or directors of RealNetworks. The 2000 Plan has not been approved by RealNetworks' shareholders. The Compensation Committee of the Board of Directors is the administrator of the 2000 Plan, and as such determines all matters relating to options granted under the 2000 Plan. Nonqualified stock options granted pursuant to the 2000 Plan were granted with exercise prices equal to the fair market value of the Company's common stock on the date of grant and typically vest over five years as determined by the Compensation Committee or pursuant to delegated authority as provided in the 2000 Plan. In June 2005, the 2000 Plan was terminated and the remaining available shares were transferred to the 2005 Plan.

Executive Compensation

Compensation Discussion and Analysis

This compensation discussion and analysis discusses the principles underlying our executive compensation program and the important factors relevant to the analysis of the compensation of our executive officers. We refer to the individuals who served as our Chief Executive Officer and Chief Financial Officer, as well as the other individuals included in the Summary Compensation Table on page 33, as our "Named Executive Officers." The Named Executive Officers are included in the group of individuals identified as "executives" or "executive officers."

Overview of Executive Compensation Program

The Compensation Committee of the Board of Directors, which currently consists of three independent Directors, is responsible for the oversight of our executive compensation program. In establishing 2008 executive compensation, the Compensation Committee was guided by the following philosophy and objectives:

- *Attract and retain the best executives.* The total compensation for executive officers should be competitive with the compensation paid by similarly situated companies in the digital media, technology and other relevant industries and the compensation packages offered by other private and public companies with which we believe we compete for talent.

- *Reward individual performance against the achievement of measurable performance targets.* The compensation packages provided to our executive officers should include compensation that rewards performance as measured against established annual and strategic goals. These goals will cover both the unit for which the executive is responsible and the company as a whole.

- *Provide pay incentives that align executive compensation with the long-term interests of all of our stakeholders — shareholders, customers and employees.* Executive compensation should be designed to motivate executives to build a growing, profitable and sustainable business. This can best be achieved by encouraging our executive officers to conceive, develop and market the best products and services in our chosen markets and to exceed customer expectations.

In 2008, total cash compensation, rather than specific salary and cash incentive compensation levels, was the most relevant measure considered when determining the cash portion of executive compensation. Target total cash compensation for executives was established between the 50th and 75th percentiles and long-term equity incentive compensation at approximately the median for similarly situated companies. The Compensation Committee's approach is to design executive compensation packages in which a significant portion of the total compensation package comprises long-term incentive components that align executive incentives with the interests of our shareholders. However, given the price performance of our common stock in recent years, the Compensation Committee recognizes the need to be flexible in its policy and to emphasize short-term cash compensation in order to retain executive talent. The Compensation Committee also recognizes that the portion of an executive's total compensation that varies with performance and is therefore at risk should increase with the level of an executive's responsibility.

In 2008, the Compensation Committee considered the recommendations of our Chief Executive Officer and information provided by Frederic W. Cook & Co., Inc. ("Cook"), an outside compensation consultant engaged by management, when determining the appropriate level and mix of compensation elements for executives other than the Chief Executive Officer. These elements include base salary, performance-based cash incentive compensation, long-term equity incentive compensation, discretionary cash bonus awards and benefits. The Compensation Committee retained Mercer LLC ("Mercer"), an outside human resource consulting firm, to provide advice and recommendations with respect to the 2008 compensation of Robert Glaser, our Chief Executive Officer. Mercer was selected by and reported directly to the Compensation Committee on matters concerning the compensation of Mr. Glaser. Under its charter, the Compensation Committee is authorized to engage its own compensation consultant if it so desires. Mercer was also retained by management in 2008 to provide advice and guidance related to RealNetworks' employee health, welfare and 401(k) benefit programs for 2009.

Role of Executive Officers in Compensation Decisions

In 2008, the Compensation Committee approved the final determination of compensation for our executive officers other than the Chief Executive Officer. The Compensation Committee and the other independent Directors approved the final determination of compensation for Mr. Glaser. From time to time, the Compensation Committee has discussions with Mr. Glaser concerning his own compensation. With respect to executive officers other than Mr. Glaser, the recommendations of Mr. Glaser provide the foundation for the Compensation Committee's initial discussions regarding the compensation of these executive officers. The Compensation Committee meets without Mr. Glaser or other members of management present during deliberations concerning Mr. Glaser's compensation.

The Compensation Committee has final authority to exercise its discretion in setting compensation amounts or awards for executives and is not bound by the recommendations of Mr. Glaser nor of any consultant.

Benchmarking

Our Human Resources department obtains executive compensation data from outside compensation consultants and/or salary surveys that reflect a peer group of other technology companies and considers this data when making recommendations to the Compensation Committee regarding employment offers to and compensation packages for our executive officers. In 2008, management engaged Cook to provide analysis and advice with respect to the compensation of our executive officers other than the Chief Executive Officer. The objective of the Cook analysis was to review the cash and long-term equity incentive compensation of our executive officers in order to ensure that our compensation practices are competitive with those of similarly situated companies with which RealNetworks competes for executive talent.

As part of its compensation analysis, Cook utilized compensation data from a peer group of 14 companies that it determined best represent the competitive labor market in which RealNetworks competes for executive talent (the "Compensation Peer Group"). The companies comprising the Compensation Peer Group are:

Avid Technologies, Inc.	Getty Images, Inc.*	Red Hat, Inc.	ValueClick, Inc.
CNET Networks, Inc.*	Interactive Data Corp.	Shutterfly Inc.	Vignette Corporation
F5 Networks, Inc.	Move Inc.	TiVo Inc.	WebMD Health Corp.
Gemstar-TV Guide International, Inc.*	Netflix, Inc.		

* acquired in 2008

In reviewing cash compensation, Cook created cash compensation benchmarks using weighted averages of data disclosed in regulatory reports by companies in the Compensation Peer Group and data from a survey of technology companies with annual revenue of between $200 million and $1 billion (the "Technology Survey"). Following its analysis, Cook determined that our executive officer salaries were established at approximately the median of the cash benchmarks in the aggregate, with some variation by position, and that target cash bonus levels established under our Executive MBO incentive program were slightly below the median of the cash benchmarks with the exception of our Chief Operating Officer, whose target cash bonus level is established at approximately the 75th percentile of the cash benchmarks.

The Cook analysis of the performance-based cash incentive plans of companies in the Compensation Peer Group and the Technology Survey determined that most of these plans had some combination of top-line and bottom-line performance measures similar to those included in our performance-based cash incentive plans. Cook also conducted a review of total target annual cash compensation consisting of annual base salary and target cash incentive compensation. Cook determined that RealNetworks' annual total target cash compensation is generally established between the median and the 75th percentile of total target cash compensation provided by the companies comprising the Compensation Peer Group and the Technology Survey, with some variation by position. Cook also reviewed total actual annual cash compensation of our executive officers in 2007. The Cook data determined that the actual total cash compensation paid to executive officers was in the top quartile of companies in the Compensation Peer Group and the Technology Survey, with some variation by position. Excluding special bonuses paid to our Chief Operating Officer and our Executive Vice President and General Counsel in 2007, the aggregate total cash compensation paid to our executive officers was consistent with the median, with some variation by position.

Cook reviewed the long-term equity compensation of executives in the Compensation Peer Group, including carried-interest equity ownership. In conducting its review, Cook converted all equity ownership data into option equivalents in order to more accurately compare equity compensation practices among the companies in the Compensation Peer Group and Technology Survey.

The Cook data showed that the aggregate option-equivalent carried-interest equity ownership of most of our executive officers is near the median of the companies in the Compensation Peer Group and Technology Survey.

The Compensation Committee also recognizes that we compete for executive talent with companies that are significantly larger than us, and therefore, peer group data are not considered exclusively when establishing executive compensation. The Compensation Committee may also consider compensation data from larger companies when determining executive compensation.

2008 Executive Compensation

Compensation of the Chief Executive Officer

In 2008, the Compensation Committee retained Mercer as an outside consultant to provide analysis and advice with respect to the 2008 compensation of Mr. Glaser. In establishing the 2008 compensation of Mr. Glaser, the Compensation Committee recognized that he is uniquely situated as the founder of RealNetworks and as a significant equity holder. As a result, the Compensation Committee sought to establish a creative compensation package consisting of less traditional forms of compensation that would (i) effectively incent Mr. Glaser, (ii) ensure that his compensation package was competitive and aligned with company performance, and (iii) support an entrepreneurial work culture.

In 2008, Mercer analyzed the competitive market position of total direct compensation which consisted of annual base salary, performance-based cash incentive compensation and the value of long-term equity incentives for our Chief Executive Officer relative to the companies we compete with for executive talent. Data from the following ten companies (the "CEO Peer Group") was included in this analysis:

Akamai Technologies, Inc.	F5 Networks, Inc.	Macrovision Solutions Corporation
Avid Technologies, Inc.	Getty Images, Inc.*	United Online, Inc.
CNET Networks, Inc.*	Infospace, Inc.	Vignette Corporation
drugstore.com, Inc.		

* acquired in 2008

Data from the most recent proxy statements filed by each of the CEO Peer Group companies was the basis for this analysis. Data from third party compensation surveys based on our size and scope was also used. These surveys included Mercer's executive total compensation survey and a proprietary database of executive compensation data from technology companies. Mercer developed a market consensus for CEO total direct compensation using the CEO Peer Group data and the Mercer survey data to arrive at an appropriate representation of market practices. This was done by (a) aging the data from the CEO Peer Group to align it with the effective date of the Mercer survey data (April 2008), and (b) averaging the data from the CEO Peer Group and the Mercer survey data medians to create a benchmark for total compensation.

In comparing the compensation of Mr. Glaser to market data, Mercer found that Mr. Glaser's (a) annual base salary was competitive with the 25th percentile of companies included in its analysis, (b) performance-based cash incentive compensation was competitive with the median of companies included in its analysis, (c) long term incentives were competitive with the Mercer survey data but below the values reported by the CEO Peer Group companies, and (d) total direct compensation was below the 25th percentile of the CEO Peer Group companies and competitive with the median of the Mercer survey data. Based on the analysis provided by Mercer, the Compensation Committee determined that changes to Mr. Glaser's overall compensation were necessary.

In July 2008, the Compensation Committee and the independent Directors approved 2008 compensation arrangements for our Chief Executive Officer consisting of an annual base salary of $1 and performance-based cash incentive compensation targeted at $500,000, assuming 100% achievement of target goals. In addition, from time to time our Chief Executive Officer utilizes private, chartered aircraft for business travel in order to reduce travel time and to meet tight schedules for meetings and presentations in offsite locations. This enables him to avoid travel delays, work productively and efficiently while in transit, minimize time away from the office and maximize time available for other business purposes while he is traveling. In 2008, the Compensation Committee and the independent Directors approved the reimbursement of private chartered aircraft expenses paid by Mr. Glaser for RealNetworks business travel up to a maximum of $1.0 million. The reimbursement of reasonable business-related chartered aircraft expenses is conditioned upon the proper substantiation and documentation of all of Mr. Glaser's business-related travel. Amounts reimbursed to Mr. Glaser for reasonable and substantiated business-related travel

constitute tax deductible business expenses for RealNetworks and do not constitute income to Mr. Glaser. Personal travel (that is, travel without a substantiated business-related purpose) is not eligible for reimbursement.

The Compensation Committee established the 2008 management-by-objective program for Mr. Glaser (the "CEO Incentive Plan") to provide a direct financial incentive in the form of a cash bonus with the objective of promoting the achievement of 2008 corporate performance goals. The Compensation Committee sought to establish a market-competitive incentive opportunity for Mr. Glaser to provide cash compensation that is competitive with total direct compensation in the market, and to establish a direct linkage between his cash compensation and corporate performance. Pursuant to the CEO Incentive Plan, Mr. Glaser may earn annual cash bonus awards based on RealNetworks' annual revenue and a measure of earnings before interest, taxes, depreciation and amortization ("EBITDA").

The target payout for Mr. Glaser under the CEO Incentive Plan is based equally on the achievement of RealNetworks' annual consolidated revenue and EBITDA targets, and was established at $500,000 assuming 100% achievement of target goals. Under the CEO Incentive Plan, Mr. Glaser may earn a maximum of $2,000,000 in performance-based cash incentive compensation in the event of over-achievement against target goals. No portion of the revenue-based payout will be earned if less than 90% of the revenue target is achieved. For achievement of the revenue target between 90%-100%, Mr. Glaser will earn between 40%-100% of the revenue-based payout calculated on a linear basis starting at a 40% payout for achievement of 90% of the revenue target up to a 100% payout for 100% achievement of the revenue target. For achievement of over 100% to 110% of the revenue target, payouts will be earned linearly up to a maximum of 400% of the revenue-based target payout, or $1.0 million.

For achievement of the EBITDA target between 50%-100%, Mr. Glaser will earn between 25%-100% of the EBITDA-based payout calculated on a linear basis starting at 25% payout for achievement of 50% of the EBITDA target up to a 100% payout for 100% achievement of the EBITDA target. For achievement of over 100% to 150% of the EBITDA target, payouts will be earned linearly up to a maximum of 400% of the EBITDA-based target payout, or $1.0 million. No portion of the target payout that is based on EBITDA will be earned if less than 50% of the EBITDA target is achieved. The portion of any cash bonus award that exceeds 100% of the target payout will be paid in three equal installments as follows: (a) the first installment will be paid concurrently with the payment of the 100% target payout, (b) the second installment will be paid on December 31, 2009, and (c) the third installment will be paid on December 31, 2010. A summary of the payout mechanics of the CEO Incentive Plan is as follows:

Revenue		EBITDA	
Attainment	**Incentive Payout**	**Attainment**	**Incentive Payout**
<90%	No payout	<50%	No payout
90% - 100%	40% - 100%	50% - 100%	25% - 100%
>100% - 110%	100% - 400%	>100% - 150%	100% - 400%

In establishing the maximum opportunity for performance-based cash incentive compensation under the CEO Incentive Plan, the Compensation Committee considered Mercer's analysis using the difference between the market median total direct CEO compensation of $3.5 million and the $1.0 million reimbursement limit established for business-related travel by Mr. Glaser. The difference of $2.5 million represents the median value of long-term incentives based on the Mercer market consensus. Because amounts earned in excess of 100% achievement of target goals under the CEO Incentive Plan would be paid in cash over a two-year period rather than in equity, a discount was applied that recognized the long-term incentive value of the CEO Incentive Plan. More specifically, this discount recognized the differences in volatility, risk and term between short-term performance-based cash incentive compensation and long-term equity compensation. The Compensation Committee and independent Directors approved a discount of 20% to result in a total performance-based cash incentive opportunity for Mr. Glaser of up to $2.0 million. The maximum opportunity for performance-based cash incentive compensation for our Chief Executive Officer was calculated as follows:

$2.5 million (market median value of long-term incentives) − 20% discount ($500,000) = $2.0 million

Notwithstanding the performance and payout targets established under the CEO Incentive Plan, the Compensation Committee has discretion to adjust performance and payout targets if certain factors warrant variation

from the formula established under the CEO Incentive Plan and may also increase, decrease or eliminate an award before it is paid. In the event RealNetworks terminates the employment of Mr. Glaser other than for cause, Mr. Glaser will be eligible to receive any earned but unpaid amounts under the CEO Incentive Plan. Mr. Glaser must be employed by RealNetworks on the date payments are made in order to be eligible to receive payment under the CEO Incentive Plan, except in the case of death, disability or termination of employment by RealNetworks other than for cause.

The Compensation Committee determined that the CEO Incentive Plan provided an appropriate mix of short-term performance-based cash incentive compensation in the event target goals were achieved at a level of 100%, and long-term performance-based cash incentive compensation in the event target goals were achieved at a level above 100%.

When determining the 2008 full year payout amount under the CEO Incentive Plan, the Compensation Committee approved certain discretionary adjustments in corporate revenue and EBITDA results for the second half of 2008 in connection with special items including (a) significant fluctuations in foreign currency in the second half of 2008, (b) the write-off of transaction-related costs associated with the separation of our games business from the parent company, which has been postponed and (c) losses associated with declines in the value of our goodwill and certain application service provider and other content agreements. Under the CEO Incentive Plan, corporate revenue attainment for the full year, before adjustments related to foreign currency fluctuations in the second half of 2008, was 93.25% of target goals. Following these adjustments, corporate revenue attainment for the full year was 93.54% of target goals. Corporate EBITDA attainment for the full year, before adjustments for the special items described above, was 50.07% of target goals. Following these adjustments, corporate EBITDA attainment for the full year was 80.48% of target goals. The Compensation Committee determined that taking these adjustments into account in determining payout amounts was appropriate because the special items reflected macroeconomic conditions and accounting requirements over which Mr. Glaser had no control. In addition, the Compensation Committee determined that it was appropriate to recognize the efforts of Mr. Glaser in a difficult economic environment.

In 2008, Mr. Glaser earned performance-based cash incentive compensation based on full year performance as set forth in the table below.

Performance Metric	Payout Attainment(1)	Payout Amount
Corporate Revenue	61.27%	$153,164
Corporate EBITDA	70.72%	$176,792
Total Payout	65.99%	$329,956

(1) Reflects discretionary adjustments to revenue and EBITDA results in the second half of 2008 approved by the Compensation Committee.

Of the $329,956 earned by Mr. Glaser as performance-based cash incentive compensation in 2008, $236,671 was paid to Mr. Glaser in the form of salary between January 1, 2008 and July 2008. After the Compensation Committee determined to set Mr. Glaser's annual salary for 2008 at $1, the amount paid to Mr. Glaser as salary in excess of $1 was applied to Mr. Glaser's performance-based cash incentive compensation payout at the time it was determined by the Compensation Committee in March 2009. The remaining $93,285 of Mr. Glaser's 2008 performance-based cash incentive compensation was paid in March 2009.

In considering whether to grant additional equity compensation to our Chief Executive Officer in 2008, the Compensation Committee considered the effectiveness of providing additional equity compensation in situations where an executive has significant equity ownership, particularly in relation to the potential dilution that may result from such grants. In light of Mr. Glaser's significant equity ownership, the Compensation Committee determined that the elements of Mr. Glaser's compensation arrangements must be determined with reference to his significant ownership position so that his overall compensation is structured to provide effective incentives while addressing potential dilution concerns. The Compensation Committee concluded that Mr. Glaser had sufficient long-term incentive compensation through the CEO Incentive Plan and the return on the value of additional equity compensation did not outweigh the impact of increased dilution. Accordingly, the Compensation Committee did not grant additional equity compensation to Mr. Glaser in 2008.

In 2009, the Compensation Committee retained Buck Consultants, a human resources consulting firm ("Buck"), to provide analysis and recommendations with respect to the 2009 compensation of our Chief Executive Officer. As part of their compensation analysis, Buck utilized compensation data from a peer group of 14 companies (the "2009 CEO Peer Group") as set forth below:

Avid Technologies, Inc.	Getty Images, Inc.*	Red Hat, Inc.	ValueClick, Inc.
CNET Networks, Inc.*	Interactive Data Corp.	Shutterfly Inc.	Vignette Corporation
F5 Networks, Inc.	Move Inc.	TiVo Inc.	WebMD Health Corp.
Gemstar-TV Guide International, Inc.*	Netflix, Inc.		

* acquired in 2008

Buck analyzed the total compensation for chief executive officers in the 2009 CEO Peer Group who had been employed in their positions for at least 12 months. In developing its recommendations, Buck considered compensation based on several market positions, some of which were below market median and some of which were above market median. Based on the Buck analysis, in April 2009 the Compensation Committee approved an annual base salary of $275,000 for Mr. Glaser effective January 1, 2009, which is approximately 50% of competitive market rates of the 2009 CEO Peer Group. Performance-based cash incentive compensation (the "2009 CEO Incentive Plan") was approved in the amount of $550,000 for achievement of target goals at a level of 100%, which is approximately 100% of competitive market rates of the 2009 CEO Peer Group. Total target 2009 cash compensation for Mr. Glaser has been established below competitive market rates of the 2009 CEO Peer Group. The Compensation Committee also approved the reimbursement of private chartered aircraft expenses paid by Mr. Glaser for RealNetworks business travel up to a maximum of $500,000 in 2009. Due to challenging economic conditions, the Compensation Committee expects that Mr. Glaser will travel less frequently in 2009, and therefore it determined to reduce the reimbursement limit for private chartered aircraft expenses paid by Mr. Glaser for RealNetworks business travel by 50% of the reimbursement limit established for business travel in 2008. In making this adjustment, the Compensation Committee also acknowledged that in considering Mr. Glaser's overall compensation, the reduction in the travel reimbursement limit was partially mitigated by an increase in Mr. Glaser's 2009 annual base salary.

The target payout for Mr. Glaser under the 2009 CEO Incentive Plan is based equally on the achievement of RealNetworks' annual consolidated revenue and EBITDA targets in 2009. Under the 2009 CEO Incentive Plan, Mr. Glaser may earn a maximum of $2,200,000 in performance-based cash incentive compensation in the event of over-achievement against target goals. No portion of the revenue-based payout will be earned if less than 90% of the revenue target is achieved. For achievement of the revenue target between 90%-100%, Mr. Glaser will earn between 70%-100% of the revenue-based payout calculated on a linear basis starting at a 70% payout for achievement of 90% of the revenue target up to a 100% payout for 100% achievement of the revenue target. For achievement of the revenue target between 100%-110%, Mr. Glaser will earn between 100%-200% of the revenue-based payout calculated on a linear basis starting at a 100% payout for achievement of 100% of the revenue target up to a 200% payout for 110% achievement of the revenue target. For achievement of the revenue target between 110%-120%, Mr. Glaser will earn between 200%-400% of the revenue-based payout calculated on a linear basis starting at a 200% payout for achievement of 110% of the revenue target up to a 400% payout for 120% achievement of the revenue target.

For achievement of the EBITDA target between 0%-100%, Mr. Glaser will earn between 0%-100% of the EBITDA-based payout calculated on a linear basis starting at 0% payout for achievement of 0% to a 100% payout for 100% achievement of the EBITDA target. For achievement of the EBITDA target between 100%-160%, Mr. Glaser will earn between 100%-200% of the EBITDA-based payout calculated on a linear basis starting at a 100% payout for achievement of 100% of the EBITDA target up to a 200% payout for 160% achievement of the EBITDA target. For achievement of the EBITDA target between 160%-200%, Mr. Glaser will earn between 200%-400% of the EBITDA-based payout calculated on a linear basis starting at 200% payout for achievement of 160% of

the EBITDA target up to a 400% payout for 200% achievement of the EBITDA target. A summary of the payout mechanics of the 2009 CEO Incentive Plan is as follows:

Revenue		EBITDA	
Attainment	Incentive Payout	Attainment	Incentive Payout
<90%	No payout	0% - 100%	0 - 100%
90% - 100%	70% - 100%	100% - 160%	100% - 200%
>100% - 110%	100% - 200%	160% - 200%	200% - 400%
>110% - 120%	200% - 400%		

Compensation of Named Executive Officers Other than the Chief Executive Officer

For the fiscal year ended December 31, 2008, the principal components of compensation for our Named Executive Officers other than the Chief Executive Officer were:

- Base salary;
- Performance-based short-term cash incentive compensation through the 2008 Executive MBO Incentive Plan (the "2008 MBO Plan");
- Long-term equity incentive compensation;
- Discretionary cash bonus awards; and
- Benefits, including severance and change in control benefits.

The following table shows the allocation of various compensation elements as a percentage of total compensation for our Named Executive Officers other than the Chief Executive Officer in 2008. The equity compensation amounts are based on the fair market value on the grant date as determined in accordance with GAAP, excluding forfeiture assumptions, and do not represent actual compensation earned or received by the Named Executive Officer.

Name and Principal Position	Base Salary	Cash Bonus Awards	Equity Compensation	All Other Compensation
Michael Eggers Senior Vice President and Chief Financial Officer	37.4%	11.9%	50.2%	*
John Giamatteo Chief Operating Officer	24.9%	37.2%	37.8%	*
Robert Kimball Executive Vice President, Corporate Development and Law, General Counsel and Corporate Secretary	19.8%	52.4%	27.6%	*
Michael Lunsford Executive Vice President, Strategic Ventures	31.5%	34.1%	28.1%	6.3%

* Less than 1%. Includes amounts matched under RealNetworks' 401(k) plan and life insurance premiums.

Base Salary. We provide Named Executive Officers and other employees with base salary to compensate them for services rendered to RealNetworks and to meet our objective of attracting and retaining executive talent needed to run our business. Base salaries provide a consistent cash flow to employees assuming acceptable levels of performance and ongoing employment. Base salaries for Named Executive Officers are determined for each executive based on position, responsibility, experience, overall company budgets and competitive market data. When determining base salaries, the Compensation Committee also considers other factors including the salaries established for comparable positions in companies in our industry and geographic region, salaries paid to executives at other companies with which we compete for comparable talent, the historical and comparative compensation levels of our executives and the executive's performance in the preceding year. Base salaries are adjusted from time to time to recognize various levels of responsibility, individual performance, market conditions and internal equity issues, and base salary adjustments are at the discretion of the Compensation Committee.

In February 2008, the Compensation Committee approved the following merit-based increases in the annual base salaries of Messrs. Eggers, Giamatteo and Kimball as part of the annual executive performance evaluation process:

Name	Merit-Based Salary Increases (%)	Base Salary	Effective Date
Michael Eggers	10%	$291,500	February 2008
John Giamatteo	8%	$410,400	February 2008
Robert Kimball	10%	$330,000	February 2008

Salary increases in February 2008 for Messrs. Eggers, Giamatteo and Kimball were based on individual performance, base salary market levels and scope of responsibility.

In June 2008 and January 2009, the Compensation Committee approved the following merit-based increases in the annual base salaries of Messrs. Giamatteo, Kimball and Lunsford in connection with the promotions described below and the increased scope of their roles and responsibilities:

Name	Merit-Based Salary Increases (%)	Base Salary	Effective Date
John Giamatteo	6%	$435,000	June 2008
Robert Kimball	12%	$370,000	October 2008
Michael Lunsford	6%	$370,000	June 2008

Proxy Statement

- *Mr. Giamatteo.* In June 2008, Mr. Giamatteo was promoted to Chief Operating Officer of RealNetworks. In connection with this promotion, the Compensation Committee approved a merit-based salary increase of approximately 6% in recognition of Mr. Giamatteo's expanded role and responsibility for managing the overall business operations of RealNetworks. Effective upon his promotion, Mr. Giamatteo's annual base salary was established at $435,000.

- *Mr. Kimball.* In January 2009, Mr. Kimball was promoted to Executive Vice President, Corporate Development and Law, General Counsel and Corporate Secretary of RealNetworks. In connection with this promotion, the Compensation Committee approved a merit-based salary increase of approximately 12% in recognition of Mr. Kimball's expanded role and responsibility for overseeing all corporate development and legal matters for RealNetworks. Effective October 1, 2008, Mr. Kimball's annual base salary was established at $370,000. The Compensation Committee recognized that Mr. Kimball had assumed the increased responsibilities associated with his new role prior to the formal approval of his promotion, and therefore approved the annual base salary adjustment retroactive to October 1, 2008. The Compensation Committee also considered internal base salary data for other executive officers serving at the Executive Vice President level when establishing Mr. Kimball's annual base salary in connection with his promotion.

- *Mr. Lunsford.* In January 2008, Mr. Lunsford joined RealNetworks as Senior Strategic Advisor reporting to our Chief Executive Officer. At the commencement of Mr. Lunsford's employment, the Compensation Committee established Mr. Lunsford's annual base salary at $350,000. The Compensation Committee determined the amount of Mr. Lunsford's annual base salary based on market levels for executives having similar roles and responsibilities and in recognition of his recent professional experience serving as a senior executive officer of Earthlink, Incorporated, a provider of communications services, including eight months serving as interim president and chief executive officer from November 2006 to June 2007.

In June 2008, Mr. Lunsford was promoted to Executive Vice President of Strategic Ventures of RealNetworks. In connection with this promotion, the Compensation Committee approved a merit-based salary increase of approximately 6% in recognition of Mr. Lunsford's expanded role and responsibility for managing all of RealNetworks' strategic venture businesses, including its music business. Effective upon his promotion, Mr. Lunsford's annual base salary was established at $370,000.

The Compensation Committee recognizes that in light of overall economic conditions, RealNetworks must be prudent in how it utilizes resources and manages costs in order to ensure its long term success. Accordingly, for 2009, it has determined that merit-based adjustments in the annual base salaries of RealNetworks' executive

officers whose performance evaluation process typically occurs during the first quarter each year will be postponed and reassessed later in 2009. The Compensation Committee will base its reassessment on overall economic conditions and RealNetworks' year-to-date performance.

Performance-based Cash Incentive Compensation. In 2008, the Compensation Committee of the Board of Directors of RealNetworks approved the 2008 MBO Plan, a performance-based cash incentive plan that provides direct financial incentives in the form of semi-annual cash bonuses with the objective of promoting the achievement of corporate and/or divisional revenue and EBITDA target goals. Participants in the 2008 MBO Plan include the Named Executive Officers other than the Chief Executive Officer and Chief Financial Officer, as well as certain other officers and employees. The 2008 MBO Plan was designed to provide rewards for semi-annual financial results in 2008. Awards under the 2008 MBO Plan were paid semi-annually but were not automatic and were dependent on the achievement of identified goals and objectives. When designing the 2008 MBO Plan, the Compensation Committee determined that RealNetworks' performance-based cash incentive program should have greater alignment with business unit performance for divisional and business unit leaders. As a result, the Compensation Committee approved new performance measures in the 2008 MBO Plan that emphasize business unit performance for divisional and business unit leaders in addition to overall corporate performance measures. Notwithstanding the performance and payout targets established under the 2008 MBO Plan, the Compensation Committee retained discretion to adjust performance and payout targets if certain factors warrant variation from the formula established under the 2008 MBO Plan, and may also increase, decrease or eliminate a participant's award before it is paid. Under the 2008 MBO Plan, executive officers must be employed by RealNetworks as an officer on the first and last day of a quarter to be eligible to earn incentive compensation for that quarter. In addition, executive officers must be employed on the day payments are made in order to be eligible to receive payment, except in the case of death, disability or termination of employment by RealNetworks other than for cause.

Under the 2008 MBO Plan, no portion of the target payout is paid if less than 90% of the revenue target is achieved. For achievement of 90%-100% of the revenue target, participants are paid 40%-100% of the portion of the target payout based on achievement of the revenue target, and for achievement of over 100%-110% of the revenue target, participants are paid up to 160% of the target payout based on achievement of the revenue target. Payouts based on achievement of EBITDA targets will be paid out linearly from 0-100% with additional linear payouts up to a maximum of 160% for profitable units with revenue achievement at 100% or greater. There is no performance threshold for the EBITDA-based target payout, except in rare instances where the EBITDA target is a negative number.

A summary of the 2008 MBO Plan payout mechanics is as follows:

Revenue		EBITDA	
Attainment	**Incentive Payout**	**Attainment**	**Incentive Payout**
<90%	No payout	0 - 100%	0 - 100%
90% - 100%	40% - 100%	>100% - 160%	Up to 160%
>100% - 110%	Up to 160%		

Business targets for the 2008 MBO Plan were established at the beginning of the plan year and were derived from our strategic business plan. Revenue and EBITDA targets were established based on aggressive growth percentages year over year designed to align with the Compensation Committee's philosophy to set stretch performance goals for executives, and accordingly, were generally considered difficult to achieve.

When determining the payout amounts under the 2008 MBO Plan for the second half of 2008, the Compensation Committee approved certain discretionary adjustments in corporate and divisional revenue and EBITDA results in connection with special items including (a) significant fluctuations in foreign currency in the second half of 2008, (b) the write-off of transaction-related costs associated with the separation of our games business from the parent company, which has been postponed and (c) losses associated with the decline in value of our goodwill and certain application service provider and other content agreements. The Compensation Committee determined that these adjustments were appropriate because the special items reflected macroeconomic conditions and accounting requirements over which the executives had no control. In addition, the Compensation Committee determined that it was appropriate to recognize our executives for their efforts in a difficult economic environment.

Under the 2008 MBO Plan, corporate revenue attainment in the second half of 2008 before adjustments related to foreign currency fluctuations was 87.9% of target goals. Following these adjustments, corporate revenue attainment in the second half of 2008 was 88.5% of target goals. While the minimum payout for revenue attainment under the 2008 MBO Plan is based on attainment of at least 90% of target goals, the Compensation Committee approved a payout attainment of 20% of the corporate revenue performance metric for executives whose performance-based compensation under the 2008 MBO Plan is based equally on corporate revenue and corporate EBITDA targets, including Mr. Kimball. The Compensation Committee agreed that a discretionary adjustment to corporate revenue attainment for these executives was appropriate because two out of our four business units exceeded 90% of their revenue targets in the second half of 2008 and because overall revenue attainment was very close to 90% of the corporate revenue target. Since the threshold payout associated with revenue attainment is established at 40% for an attainment level of 90% of the revenue goals under the 2008 MBO Plan, the Compensation Committee determined that a payout of 20% of the corporate revenue metric was appropriate recognition of the performance of these executives.

Under the 2008 MBO Plan, corporate EBITDA attainment in the second half of 2008, before adjustments related to the special items described above, was -7% of target goals. Following these adjustments, corporate EBITDA attainment was 48.59% of target goals. In addition, the Compensation Committee approved discretionary adjustments to Technology Products and Solutions ("TPS") revenue, which is a component of Mr. Giamatteo's performance-based cash incentive compensation, as a result of foreign currency fluctuations in the second half of 2008. Before these adjustments, TPS revenue attainment in the second half of 2008 was 90.5% of target goals. Following these adjustments, TPS revenue attainment in the second half of 2008 was 95.2% of target goals.

In addition, the Compensation Committee approved discretionary adjustments to EBITDA in the second half of 2008 for all business units in connection with the special items described above. Before these adjustments, EBITDA attainment in the second half of 2008 for the TPS and Media Software and Services ("MSS") divisions, on which 25% of Mr. Giamatteo's performance-based cash incentive compensation is based, was 22% and 70% of target goals, respectively. Following these adjustments, EBITDA attainment in the second half of 2008 for the TPS and MSS divisions was 69% and 78% of target goals, respectively. Before these adjustments, EBITDA attainment in the second half of 2008 for the Music division, on which 25% of Mr. Lunsford's performance-based cash incentive compensation is based, was 119% of target goals. Following these adjustments, EBITDA attainment in the second half of 2008 for the Music division was 181% of target goals.

In 2008, Mr. Eggers participated in a separate discretionary cash bonus program, which is discussed further below, and was not eligible to participate in the 2008 MBO Plan. This separate program is designed to maintain appropriate independence for key control executives.

- *Mr. Giamatteo.* Mr. Giamatteo serves as RealNetworks' Chief Operating Officer, and this position entails more responsibility for strategic operating decisions and a greater direct influence on overall company performance than most executive positions. Therefore, Mr. Giamatteo has a greater percentage of his total compensation opportunity tied to short-term and long-term incentives than most executive officers.

In the first half of 2008, Mr. Giamatteo was eligible to earn a target of 100% of his annual base salary in performance-based cash incentive compensation under the 2008 MBO Plan based equally on the achievement of RealNetworks' consolidated revenue and EBITDA targets and the revenue and EBITDA targets for the TPS division. In the first half of 2008, Mr. Giamatteo earned cash incentive compensation based on 100.14% achievement of corporate revenue targets, 126.07% achievement of corporate EBITDA targets, 97.27% achievement of revenue targets for the TPS division and 106.8% achievement of EBITDA targets for the TPS division, resulting in an incentive cash compensation payout of approximately 102.63% of the targeted payment for the measurement period.

In the second half of 2008, Mr. Giamatteo's cash bonus opportunity pursuant to the 2008 MBO Plan was based equally on the achievement of RealNetworks' consolidated revenue and EBIDTA targets and the revenue and EBITDA targets for the TPS and Media Software and Services ("MSS") divisions. In the second half of 2008, Mr. Giamatteo earned cash incentive compensation based on 88.5% achievement of corporate revenue targets, 48.59% achievement of corporate EBITDA targets, 94.68% achievement of revenue for the TPS and MSS divisions and 71.8% achievement of EBITDA targets for the TPS and MSS divisions, resulting in an incentive cash

compensation payout of 47.11% of the targeted payment for the measurement period. Mr. Giamatteo did not earn a corporate revenue-based payout in the second half of 2008. The achievement levels in the second half of 2008 reflect discretionary adjustments to consolidated revenue and EBITDA results as described above.

In 2008, Mr. Giamatteo earned performance-based cash incentive compensation under the 2008 MBO Plan as follows:

Performance Metric	First Half 2008 Payout Attainment	First Half 2008 Payout Amount	Second Half 2008 Payout Attainment(1)	Second Half 2008 Payout Amount
Corporate Revenue	100.14%	$ 49,818	88.50%	$ 0
Corporate EBITDA	126.07%	$ 62,278	48.59%	$ 26,421
TPS Revenue	97.27%	$ 41,307	—	—
TPS EBITDA	106.8%	$ 49,400	—	—
TPS/MSS Revenue	—	—	94.68%	$ 37,002
TPS/MSS EBITDA	—	—	71.80%	$ 39,041
Overall Payout Attainment and Total Payout	**102.63%**	**$202,803**	**47.11%**	**$102,464**

(1) Reflects discretionary adjustments to revenue and EBITDA results in the second half of 2008 approved by the Compensation Committee.

In each of 2007 and 2008, Mr. Giamatteo was eligible to participate in a separate performance-based cash incentive plan (the "TPS Incentive Plan") under which he is eligible to earn up to $750,000 in each year based on the achievement of revenue targets for our WiderThan Co., Ltd. subsidiary and our TPS business that are generally considered difficult to achieve. Mr. Giamatteo may earn cash incentive compensation under this plan based on target performance ranging from 81% to 100% achievement against the established revenue targets, with proportionate payout of awards ranging from 5% to 100% depending on the achievement level. Amounts earned under the TPS Incentive Plan are paid semi-annually. The Compensation Committee has discretion to adjust performance and payout targets if certain factors warrant variation from the formula established under the TPS Incentive Plan. In 2008, Mr. Giamatteo earned cash incentive compensation under this plan at an achievement level of 88.6%, resulting in an award of performance-based cash incentive compensation to Mr. Giamatteo in the amount of $323,288. In calculating the payout of the award for performance in the second half of 2008, the Compensation Committee approved the application of the same foreign currency rate used in calculating the payout of the award for performance in the first half of 2008 due to significant fluctuations in the value of the Korean won compared to the U.S. dollar in the second half of 2008. The Compensation Committee agreed that this adjustment was appropriate because the shortfall in revenue attainment was attributable to foreign currency fluctuations over which Mr. Giamatteo had no control.

In 2008, Mr. Giamatteo earned performance-based cash incentive compensation under the TPS Incentive Plan as follows:

First Half 2008 Payout Attainment	First Half 2008 Payout Amount	Second Half 2008 Payout Attainment	Second Half 2008 Payout Amount
48%	$179,788	38%	$143,500

- *Mr. Kimball.* In the first three quarters of 2008, Mr. Kimball was eligible to earn a target of 45% of his annual base salary in performance-based cash incentive compensation under the 2008 MBO Plan based equally on the achievement of consolidated revenue and EBITDA targets. Effective October 1, 2008, Mr. Kimball's target bonus opportunity under the 2008 MBO Plan was increased to 75% of his annual base salary in connection with his promotion to Executive Vice President, Corporate Development and Law, General Counsel and Corporate Secretary. In the first half of 2008, Mr. Kimball earned cash incentive compensation under the 2008 MBO Program based on 100.14% achievement of corporate revenue targets and 126.07% achievement of EBITDA targets, resulting in a payout of approximately 113.46% of the targeted payment for the measurement period. In the second half of 2008, Mr. Kimball earned cash incentive compensation under the 2008 MBO Program based on 88.5% achievement of corporate revenue targets, and 48.59% achievement of corporate EBITDA targets, resulting

in a payout of 34.3% of the targeted payment for the measurement period. The achievement levels in the second half of 2008 reflect discretionary adjustments to consolidated revenue and EBITDA results as described above.

In 2008, Mr. Kimball earned performance-based cash incentive compensation under the 2008 MBO Plan as follows:

Performance Metric	First Half 2008 Payout Attainment	First Half 2008 Payout Amount	Second Half 2008 Payout Attainment(1)	Second Half 2008 Payout Amount
Corporate Revenue	100.14%	$35,738	88.50%	$10,650
Corporate EBITDA	126.07%	$44,675	48.59%	$25,874
Overall Payout Attainment and Total Payout	**113.46%**	**$80,413**	**34.30%**	**$36,524**

(1) Reflects discretionary adjustments to revenue and EBITDA results in the second half of 2008 approved by the Compensation Committee.

• *Mr. Lunsford.* Mr. Lunsford was eligible to earn a target of 45% of his annual base salary in performance-based cash incentive compensation under the 2008 MBO Program, as adjusted pro rata to his date of hire in January 2008. During the first half of 2008, Mr. Lunsford's cash incentive compensation was based equally on the achievement of consolidated revenue and EBITDA targets. In the first half of 2008, Mr. Lunsford earned cash incentive compensation based on 100.14% achievement of corporate revenue targets and 126.07% achievement of corporate EBITDA targets, resulting in an incentive cash compensation payout of approximately 113.46% of the targeted payment for the measurement period. In the second half of 2008, Mr. Lunsford earned cash incentive compensation based on 88.5% achievement of corporate revenue targets, 48.59% achievement of corporate EBITDA targets, 84.41% achievement of revenue targets for the Music division and 144.8% achievement of EBITDA targets for the Music division, resulting in an incentive cash compensation payout of 37.15% of the targeted payment for the measurement period. Mr. Lunsford did not earn corporate or Music revenue-based payouts in the second half of 2008. The achievement levels in the second half of 2008 reflect discretionary adjustments to revenue and EBITDA results as described above.

In 2008, Mr. Lunsford earned performance-based cash incentive compensation under the 2008 MBO Plan as follows:

Performance Metric	First Half 2008 Payout Attainment	First Half 2008 Payout Amount	Second Half 2008 Payout Attainment(1)	Second Half 2008 Payout Amount
Corporate Revenue	100.14%	$33,600	88.50%	$ 0
Corporate EBITDA	126.07%	$42,002	48.59%	$10,112
Music Revenue	—	—	84.41%	$ 0
Music EBITDA	—	—	144.80%	$20,813
Overall Payout Attainment and Total Payout	**113.46%**	**$75,602**	**37.15%**	**$30,925**

(1) Reflects discretionary adjustments to revenue and EBITDA results in the second half of 2008 approved by the Compensation Committee.

In January 2009, the Compensation Committee of the Board of Directors of RealNetworks approved the 2009 Executive MBO Incentive Plan (the "2009 MBO Plan"). The 2009 MBO Plan is a performance-based cash incentive plan that pays cash awards to participants semi-annually based on the achievement of corporate and/or divisional revenue and EBITDA target goals as of the close of each calendar six-month period. Participants in the 2009 MBO Plan include the Named Executive Officers other than the Chief Executive Officer and the Chief Financial Officer, as well as certain other officers and employees of RealNetworks.

Under the 2009 MBO Plan, the target payout for Mr. Giamatteo is equal to 100% of his annual base salary, and the target payout for Messrs. Kimball and Lunsford is equal to 75% of their annual base salaries. Mr. Lunsford's target payout was increased from 45% in connection with his promotion to Executive Vice President, Strategic Ventures in 2008. For Mr. Giamatteo, payout under the 2009 MBO Plan is based equally on the achievement of

RealNetworks' consolidated revenue and EBITDA targets and the revenue and EBITDA targets for the TPS and MSS divisions of RealNetworks. For Mr. Kimball, the target payout under the 2009 MBO Plan is based equally on the achievement of RealNetworks' consolidated revenue and EBITDA targets. For Mr. Lunsford, the target payout under the 2009 MBO Plan is based equally on the achievement of RealNetworks' consolidated revenue and EBITDA targets and the revenue and EBITDA targets for the Music business of RealNetworks.

In considering ranges for target performance and target payouts for executives participating in the 2009 MBO Plan, the Compensation Committee recognized that the broader economic conditions expected to be experienced during most, if not all, of 2009 would likely significantly impact RealNetworks' business unit and overall corporate performance. Given this expected challenging macroeconomic environment, the Compensation Committee desired to establish ranges for target performance and target payouts that would incentivize our executives to continue to work hard throughout 2009 to achieve target performance, particularly since the Compensation Committee's philosophy is to establish stretch goals for target performance. Accordingly, the Compensation Committee changed the ranges for target performance and target payouts under the 2009 MBO Plan to smooth out and increase the maximum target payouts over a broader range of target performance, to increase the minimum target payout if target performance is achieved and to lower the performance threshold at which a target payout is made with respect to the maximum EBITDA-based payout.

In light of these changes, for Messrs. Giamatteo, Kimball and Lunsford, no portion of the target payout based on revenue goals will be earned if less than 90% of the revenue target is achieved. For achievement of 90%-100% of the revenue target, each of Messrs. Giamatteo, Kimball and Lunsford will earn 70%-100% of the portion of the target payout based on the level of achievement of the revenue target. For achievement of 100%-110% of the revenue target, each of Messrs. Giamatteo, Kimball and Lunsford will earn between 100% and 130% of the target payout based on the level of achievement of the revenue target. For achievement of 110%-120% of the revenue target, each of Messrs. Giamatteo, Kimball and Lunsford will earn between 130% and 200% of the target payout based on the level of achievement of the revenue target. Target payouts to each of Messrs. Giamatteo, Kimball and Lunsford based on achievement of EBITDA targets will be earned linearly from 0-100%, with additional linear payouts up to a maximum of 200% for profitable units with revenue achievement of 90% or greater. There is no performance threshold for the EBITDA-based target payout, except in rare instances where the EBITDA target is a negative number.

Revenue		EBITDA	
Attainment	**Incentive Payout**	**Attainment**	**Incentive Payout**
<90%	No payout	0 - 100%	0 - 100%
90% - 100%	70% - 100%	100% - 160%	100% - 160%
>100% - 110%	100% - 130%	>160% - 200%	160% - 200%
>110% - 120%	130% - 200%		

Notwithstanding the performance and payout targets established under the 2009 MBO Plan, the Compensation Committee may in its discretion adjust performance and payout targets if certain factors warrant variation from the formula established under the 2009 MBO Plan, and may also increase, decrease or eliminate a participant's award before it is paid. Under the 2009 MBO Plan, a participant must be employed in a position that is eligible to participate in the 2009 MBO Plan on the first and last day of a quarter to be eligible to earn incentive compensation under the 2009 MBO Plan for that quarter. In addition, executive officers must be employed on the last day of each six-month period and on the date payments are made in order to be eligible to receive payment under the 2009 MBO Plan, except in the case of death, disability or termination of employment by RealNetworks other than for cause.

Long-term Equity Incentive Compensation. In keeping with RealNetworks' philosophy of providing a total compensation package that includes at-risk components of pay, long-term incentives consisting of stock option grants and, in certain cases, restricted stock units, comprised a component of the total compensation of the Named Executive Officers other than the Chief Executive Officer in 2008. These incentives are designed to motivate and reward executives for maximizing shareholder value and encourage the long-term employment of key employees. When stock options and restricted stock units are granted to executive officers, the executives' levels of responsibility, experience and breadth of knowledge, individual performance criteria, previous equity awards and the compensation practices at similarly situated companies in RealNetworks' industry are considered in evaluating

total compensation. The size of equity awards is generally intended to reflect an executive's position with and contributions to RealNetworks, and as a result, the number of shares underlying stock options and restricted stock unit awards varies. The Compensation Committee based its determination of stock option awards for the Named Executive Officers other than the Chief Executive Officer on a combination of factors including individual performance, carried-interest equity ownership and competitive market factors. Options generally have a four year vesting period to encourage retention of key employees.

All of the stock option grants to executive officers have been made with exercise prices equal to the fair market value of our Common Stock on the dates of grant, and our officers are able to profit from their stock options only if the stock price appreciates from the value on the date the stock options were granted. The use of stock options and restricted stock units is intended to focus executives on the enhancement of shareholder value over the long-term, to encourage equity ownership in RealNetworks and to retain key executive talent.

In 2008, options to purchase a total of 942,500 shares of common stock and 362,499 restricted stock units were granted to the Named Executive Officers under the RealNetworks, Inc. 2005 Stock Incentive Plan (the "2005 Plan"). The amount and other details of the long-term equity compensation awards granted to the Named Executive Officers in 2008 are set forth in the "2008 Grants of Plan-Based Awards" table on page 35.

In February 2008, the Compensation Committee granted stock option and/or restricted stock unit awards to certain executive officers including Messrs. Eggers, Giamatteo and Kimball as part of the annual performance review process. Each executive officer was given a choice of receiving the award in the form of stock options, restricted stock units, or as a combination of stock options (50%) and restricted stock units (50%), which restricted stock units were adjusted based on a ratio of one restricted stock unit for every three stock options. The executive officers were offered this choice in order to provide an opportunity for diversification with respect to their long-term incentive compensation. The Compensation Committee approved the maximum grant sizes and choices that were offered to each executive officer. Mr. Eggers received an award of 58,333 restricted stock units, Mr. Giamatteo received an award of 33,333 restricted stock units and Mr. Kimball received awards of 22,500 restricted stock units and stock options for the purchase of 67,500 shares of common stock. The stock options and restricted stock units granted to Messrs. Eggers, Giamatteo and Kimball will vest in equal increments every six months over a four year period. The exercise price of the stock options granted to Mr. Kimball was equal to the closing price of RealNetworks common stock on the grant date.

In June 2008, Mr. Giamatteo was promoted to Chief Operating Officer and was awarded 208,333 restricted stock units and stock options for the purchase of 375,000 shares of common stock in connection with this promotion. The restricted stock units vest over a four year period with 16% vesting on June 24, 2009, an additional 24% vesting on June 24, 2010, an additional 12% vesting on each of December 24, 2010 and June 24, 2011, and an additional 18% vesting on each of December 24, 2011 and June 24, 2012. The stock options vest over a four year period with 20% vesting on each of December 24, 2010 and June 24, 2011, and 30% vesting on each of December 24, 2011 and June 24, 2012. The exercise price of the stock options granted to Mr. Giamatteo was equal to the closing price of RealNetworks common stock on the grant date.

In January 2008, Mr. Lunsford joined RealNetworks and was awarded stock options for the purchase of 500,000 shares of common stock that will vest over four years in connection with his offer of employment as Senior Strategic Advisor. The exercise price of the stock options granted to Mr. Lunsford was equal to the closing price of RealNetworks common stock on the grant date. In June 2008, Mr. Lunsford was promoted to Executive Vice President, Strategic Ventures and was awarded 40,000 restricted stock units in connection with this promotion. The restricted stock units vest over a four and a half year period.

In January 2009, Mr. Kimball was promoted to Executive Vice President, Corporate Development and Law, General Counsel and Corporate Secretary and was awarded stock options for the purchase of 130,000 shares of common stock in connection with this promotion. The stock options granted to Mr. Kimball will vest in equal increments every six months over a four year period. The exercise price of the stock options granted to Mr. Kimball was equal to the closing price of RealNetworks common stock on the effective date of the grant.

We do not have any program, plan or obligation that requires the granting of stock options or other equity awards to any executive officer on specified dates. All stock options are granted with exercise prices that are equal to

the last sale price of our Common Stock as reported on the Nasdaq Stock Market on the respective date of grant. The Compensation Committee typically grants equity awards to corporate and executive officers at its scheduled meetings or by unanimous written consent. From time to time, the Compensation Committee may authorize the future grant of an equity award to a corporate or executive officer in advance of the commencement of such officer's employment by RealNetworks or when offering a corporate or executive officer the option of electing to receive an equity award in the form of stock options, restricted stock units, or a combination of stock options or restricted stock units. When authorizing the future grant of an equity award in connection with an offer of employment, the Compensation Committee's approval of the award is subject to and effective upon the employment of such officer by RealNetworks, and the exercise price of such stock option is equal to the last sale price of our common stock as reported on the Nasdaq Stock Market on the respective date of grant, which would be the first day of our employment of such officer. When authorizing the future grant of equity award(s) that contemplate the recipient electing to receive the award in the form of stock options, restricted stock units or a combination of both, the Compensation Committee will first approve the material terms of such award(s) and establish a future effective date for the grant of the award(s) in order to allow the award recipients time to make irrevocable elections specifying the type of award they are electing to receive. In this case, the exercise price of any stock options granted is equal to the last sale price of our common stock as reported on the Nasdaq Stock Market on the effective date of the grant. Stock options are typically granted to RealNetworks employees upon hire and in connection with annual performance evaluations. Pursuant to the terms of the 2005 Plan, the Board of Directors has delegated authority to each of our Chief Executive Officer, our Senior Vice President and Chief Financial Officer and our Executive Vice President, Corporate Development and Law, General Counsel and Corporate Secretary to grant awards under the Company's 2005 Plan to employees who are not directors or officers of RealNetworks. These authorized officers typically approve stock option grants to designated employees who are not officers or Directors of RealNetworks on a weekly basis. Awards of restricted stock units for designated employees who are not officers or Directors of RealNetworks are typically approved by the authorized officers on a quarterly basis.

Discretionary Cash Bonus Awards

- *Mr. Eggers.* Mr. Eggers participates in a separate discretionary cash bonus program designed to maintain appropriate independence for key control executives. In 2008, discretionary cash bonus compensation for Mr. Eggers was targeted at 45% of annual base salary. Discretionary cash bonus payments are determined and paid semi-annually and are based on performance during each six-month measurement period. The Compensation Committee has the discretion to award cash bonuses that are greater than or less than the established target amount. In the first half of 2008, Mr. Eggers earned discretionary cash bonus compensation that resulted in a payout of 112.66% of the targeted payment based on his individual performance and contributions to the overall performance of RealNetworks during the measurement period. In the second half of 2008, Mr. Eggers earned discretionary cash bonus compensation that resulted in a payout of 33% of the targeted payment based on his individual performance and contributions to the overall performance of RealNetworks during the measurement period. The Compensation Committee determined that Mr. Eggers contributed equally to the financial success of RealNetworks in the first and second halves of 2008, as compared to executives who participated in the 2008 MBO Plan, and therefore should be comparably rewarded.

In 2008, Mr. Eggers earned discretionary cash bonus compensation as follows:

First Half 2008 Payout (% of Targeted Payment)	First Half 2008 Payout ($)	Second Half 2008 Payout (% of Targeted Payment)	Second Half 2008 Payout ($)
112.66%	$70,081	33%	$21,644

- *Mr. Kimball.* In 2005, RealNetworks entered into agreements with Microsoft that resulted in payments of $761 million to RealNetworks in connection with the settlement of antitrust litigation and agreements relating to digital music and games. The Compensation Committee awarded special cash bonuses to certain executive officers of RealNetworks, including Mr. Kimball, in recognition of their efforts and leadership in resolving the antitrust litigation and establishing a collaborative relationship with Microsoft.

Pursuant to an agreement between RealNetworks and Mr. Kimball (the "Kimball Agreement"), Mr. Kimball was awarded a cash bonus in the aggregate amount of $3.25 million, of which $1 million was paid to Mr. Kimball in

November 2005, $750,000 was paid to Mr. Kimball in two equal payments of $375,000 in each of May 2006 and November 2006, $750,000 was paid to Mr. Kimball in two equal payments of $375,000 in each of May 2007 and November 2007, and $750,000 was paid to Mr. Kimball in two equal payments of $375,000 in each of May 2008 and November 2008. If Mr. Kimball had voluntarily terminated his employment with RealNetworks or was involuntarily terminated by RealNetworks for Cause (as defined in the Kimball Agreement) prior to November 2008, he would not have been eligible to receive cash payments under the Kimball Agreement that were due after the date he ceased to be employed by RealNetworks. In the case of death or disability, Mr. Kimball or his heirs would have received all remaining payments under the Kimball Agreement within 30 days.

- *Mr. Lunsford.* In connection with his acceptance of an offer of employment by RealNetworks as Senior Strategic Advisor in January 2008, Mr. Lunsford received a discretionary signing bonus in the amount of $217,500, half of which was paid within 30 days of the commencement of his employment with RealNetworks and half of which was paid six months later. In the event of Mr. Lunsford's resignation or termination for cause within the first six months of the date of either payment, he would have been required to repay a pro rata portion of the signing bonus. The Compensation Committee generally includes signing bonuses as part of the compensation packages offered to new executives in order to further entice them to join RealNetworks and because it is a common practice among companies with which we compete for executive talent. Mr. Lunsford also received a relocation bonus in the amount of $40,000 in connection with his relocation to Seattle, Washington from Atlanta, Georgia.

Perquisites. In connection with his promotion to Executive Vice President, Strategic Ventures in June 2008, and in order to help facilitate Mr. Lunsford's relocation to Seattle, Washington, we agreed to provide protection against a loss on the sale of Mr. Lunsford's residence in Atlanta, Georgia up to a maximum of $100,000. In calculating the amount of this reimbursement and the incremental cost to RealNetworks, each of RealNetworks and Mr. Lunsford obtained a separate appraisal of the subject property, and the average of the two appraisals provided the basis on which the reimbursement was calculated. The difference between the sale price and the average of the two appraisals was equal to $65,500 and constituted the amount reimbursed to Mr. Lunsford pursuant to this arrangement. Mr. Lunsford was also reimbursed for travel and lodging expenses in the amount of $1,100 in connection with his relocation.

Benefits. Benefits are part of a competitive compensation package to attract and retain employees, including executives. Our executive officers are eligible to participate in all of our benefit programs. These programs include medical, dental, vision, group life and disability insurance, a medical reimbursement plan, a transportation subsidy and an employee stock purchase plan that permits employees to purchase RealNetworks stock at a 15% discount from the closing sale price of our Common Stock as reported on the Nasdaq Stock Market on the last trading day of each offering period.

Our employees, including the Named Executive Officers, are also eligible to participate in our 401(k) savings plan, a tax-qualified retirement savings plan pursuant to which all U.S. based employees are able to contribute the lesser of up to 50% of their cash compensation (including base salary, bonuses, commissions and overtime pay) or the limit prescribed by the Internal Revenue Service to the plan on a before-tax basis. RealNetworks will match 50% of the first 3% of pay that is contributed to the 401(k) savings plan. All employee contributions to the 401(k) savings plan are fully vested upon contribution. Matching contributions by RealNetworks become fully vested after three years.

Our executive officers participate in the benefit programs described above on the same basis as our other employees. We may offer other benefits to our employees and executive officers from time to time, including relocation packages and signing bonuses.

Since 2002, the imputed costs associated with the occupancy of vacant office space in our headquarters by the Glaser Progress Foundation, a charitable foundation of which Mr. Glaser is Trustee, and by Mr. Glaser's personal assistant, have been reported as income to Mr. Glaser. Other than relocation reimbursement paid to Mr. Lunsford, there were no special benefits or perquisites provided to any other Named Executive Officer in 2008.

Severance and Change in Control Benefits. It is our policy to request our executive officers, excluding Mr. Glaser, to provide a notice period of six months prior to voluntarily terminating their employment with RealNetworks for the purpose of transitioning responsibilities. The Compensation Committee believes that this is

an important element of the executive compensation program, as it provides executive officers reasonable assurance of transitional employment support and it benefits RealNetworks by ensuring continuity during these transitions. In the event an executive officer provides six months' notice prior to voluntarily terminating his or her employment, he or she will receive a severance payment equal to six months of such executive's annual base salary, even if RealNetworks does not require the continued services of the executive officer for all or part of such six month notice period. In the event an executive officer provides notice of less than six months prior to voluntarily terminating his or her employment, he or she will receive a severance payment equal to the number of months' notice provided, up to a maximum severance payment equal to six months of the executive's annual base salary, even if RealNetworks does not require the continued services of the executive officer for all or part of such notice period. These severance payments are in addition to any base salary earned during these periods and are paid following the last day worked by an executive officer.

- *Mr. Kimball.* In the event Mr. Kimball had resigned his position as a result of a material change in his job responsibilities, the relocation of his primary workplace by more than 15 miles, or the acquisition of RealNetworks by a third party, Mr. Kimball would have been entitled to receive all payments under the Kimball Agreement on his last day of employment. In the case of death or disability, Mr. Kimball or his heirs would have received all remaining payments under the Kimball agreement within 30 days.

- *Mr. Giamatteo.* In July 2008, the Compensation Committee approved amended severance provisions for Mr. Giamatteo as part of the terms of his employment as Chief Operating Officer. In the event RealNetworks terminates the employment of Mr. Giamatteo without cause, RealNetworks will provide Mr. Giamatteo with twelve months' notice, or it will pay Mr. Giamatteo his then-current base salary in lieu of notice through any remaining portion of the notice period.

Under our equity incentive plans, if we terminate the employment of a Named Executive Officer for any reason other than for cause, and any of such Named Executive Officer's outstanding stock options or restricted stock units are not fully vested, the next vesting installment of such stock options or restricted stock units will vest on a pro rata basis for the portion of the year elapsed since the date on which the vesting of the option commenced or the last anniversary thereof, expressed in full months, provided that the Named Executive Officer executes and delivers a settlement agreement and release satisfactory to us on or before the date of such termination. If the employment of a Named Executive Officer terminates due to such executive officer's death, any stock options or restricted stock units that are unvested as of the date of such executive officer's death will fully vest on such date and may be exercised by the estate or legal representative of such executive officer for a period of one year following such date. The Compensation Committee has determined that all employees who hold stock options or restricted stock awards under our equity incentive plans are eligible for these benefits.

In addition, our employees and executive officers may be eligible to receive certain benefits with respect to outstanding awards granted under our equity incentive plans in the event of a change in control of RealNetworks. A change in control of a corporation is often accompanied by changes in the corporate culture and job losses due to redundancy, especially at the executive levels. If a change in control of RealNetworks were under consideration, we expect that our executives could be faced with personal uncertainties and distractions about how the transaction may affect their continued employment with us. By granting awards under our equity incentive plans that include change in control benefits before any such transaction is contemplated, we hope to focus our executives' full attention and dedication to our shareholders' best interests in the event of a threatened or pending change in control, and to encourage the executive to remain employed by RealNetworks through the completion of any such transaction. The change in control benefits with respect to outstanding awards granted under our equity incentive plans are further described in the section entitled "Change in Control Arrangements" on page 12.

Tax and Accounting Implications

Deductibility of Executive Compensation. Section 162(m) of the Internal Revenue Code of 1986, as amended, generally limits the federal corporate income tax deduction for compensation paid by a public company to its Chief Executive Officer and certain other executive officers to $1 million in the year the compensation becomes taxable to the executive, unless the compensation is "performance-based compensation" or qualifies under certain other exceptions. The Compensation Committee seeks to balance its objective of ensuring an effective

compensation package with the need to maximize the deductibility of executive compensation, and intends to qualify executive compensation for deductibility under Section 162(m) to the extent consistent with the best interests of RealNetworks. Since corporate objectives may not always be consistent with the requirements for full deductibility, it is conceivable that we may enter into compensation arrangements in the future under which payments are not deductible under Section 162(m). Deductibility will not be the sole factor used by the Compensation Committee in ascertaining appropriate levels or modes of compensation.

Accounting for Stock-Based Compensation. RealNetworks accounts for stock-based compensation in accordance with the requirements of Financial Accounting Standards Board Statement of Financial Accounting Standard No. 123 (revised 2004), *Share-Based Payment* ("FAS 123R"). Under the fair value provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period.

Pre-Set Diversification Plans

RealNetworks has authorized its executive officers to enter into pre-set diversification plans established according to Section 10b5-1 of the Securities Exchange Act of 1934, as amended, with an independent broker-dealer. These plans include specific instructions for the broker to exercise stock options and/or sell stock on behalf of the executive on a pre-determined schedule. The purpose of such plans is to enable executive officers to recognize the value of their compensation and diversify their holdings of RealNetworks common stock during periods in which the officer would otherwise be unable to buy or sell such stock because important information about RealNetworks had not been publicly released. As of April 20, 2009, two of the Named Executive Officers had such a plan.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis for fiscal year 2008 with RealNetworks' management. Based on this review and discussion, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in RealNetworks' annual report on Form 10-K and proxy statement relating to the 2009 annual meeting of shareholders.

The Compensation Committee
of the Board of Directors

Pradeep Jotwani, Chairman
Eric A. Benhamou

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(8)	Total ($)
Robert Glaser	2008	236,672	—	—	372,858	93,285	—	35,125	737,940
Chairman of the Board and	2007	444,384	725,000	—	545,488	354,200	—	34,146	2,103,218
Chief Executive Officer	2006	400,000	2,175,000	—	821,456	325,000	—	35,747	3,757,203
Michael Eggers	2008	288,884	91,725	115,495	272,493	—	—	3,657	772,254
Senior Vice President, Chief	2007	259,055	94,982	40,278	266,747	—	—	2,502	663,564
Financial Officer and Treasurer	2006	224,423	144,284(6)	5,738	158,273	—	—	2,858	535,576
John Giamatteo	2008	420,172	—	228,778	409,472	628,555	—	3,736	1,690,713
Chief Operating Officer	2007	372,865	—	—	362,393	667,600	—	24,855	692,455
	2006	350,000	500,000	—	666,581	235,725	—	326	1,752,632
Robert Kimball	2008	327,038	750,000	172,774	283,485	116,937	—	3,684	1,653,918
Executive Vice President,	2007	296,433	835,725	163,687	293,763	18,225	—	61,766	1,669,599
Corporate Development and Law, General Counsel and Corporate Secretary	2006	225,625	857,089(7)	9,451	147,855	—	—	5,777	1,245,797
Michael Lunsford	2008	336,602	257,500	31,713	268,951	106,527	—	66,838	1,068,131
Executive Vice President,	2007	—	—	—	—	—	—	—	—
Strategic Ventures	2006	—	—	—	—	—	—	—	—

(1) Of the $329,956 earned by Mr. Glaser as performance-based cash incentive compensation in 2008, $236,671 was paid to Mr. Glaser in the form of salary between January 1, 2008 and July 2008. After the Compensation Committee determined to set Mr. Glaser's annual salary for 2008 at $1, the amount paid to Mr. Glaser as salary in excess of $1 was applied to Mr. Glaser's performance-based cash incentive compensation payout at the time it was determined by the Compensation Committee in March 2009. The remaining $93,285 of Mr. Glaser's 2008 performance-based cash incentive compensation was paid in March 2009. The amount shown for Mr. Lunsford for 2008 represents annual base salary earned from the commencement of his employment on January 28, 2008 through December 31, 2008. The amount shown for Mr. Glaser for 2007 includes $44,384 earned in 2007 as a result of a merit increase in salary awarded in April 2007 and paid retroactively in February 2008. The amount shown for Mr. Kimball for 2006 represents his annual base salary as adjusted to reflect a leave of absence in 2006.

(2) The amounts reported in this column represent discretionary cash bonus awards. These discretionary cash bonus awards are discussed in further detail under "Compensation Discussion and Analysis" beginning on page 14.

(3) The amounts reported in this column represent the compensation costs for financial reporting purposes for the year under FAS 123R, excluding adjustments relating to estimated forfeitures, rather than an amount paid to or realized by the executive officer for restricted stock units granted in and prior to 2008. For a discussion of valuation assumptions, see *Note 2, "Stock-Based Compensation,"* to our Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2008.

(4) The amounts reported in this column represent the compensation costs for financial reporting purposes for the year under FAS 123R, excluding adjustments relating to estimated forfeitures, rather than an amount paid to or realized by the executive officer for stock options granted in and prior to 2008. For a discussion of valuation assumptions, see *Note 2, "Stock-Based Compensation,"* to our Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2008.

(5) The amounts reported in this column represent cash incentive compensation which is based on performance in fiscal 2006, 2007 and 2008. Mr. Glaser's cash incentive compensation for 2006 was determined by the Compensation Committee in March 2007 and was paid shortly thereafter, and for 2007, such compensation was determined by the Compensation Committee in April 2008 and paid shortly thereafter. Of the $329,956 earned by Mr. Glaser as performance-based cash incentive compensation in 2008, $236,671 was paid to Mr. Glaser in the form of salary between January 1, 2008 and July 2008. These payments were applied to Mr. Glaser's

performance-based cash incentive compensation payout at the time it was determined by the Compensation Committee in March 2009. The remaining $93,285 of Mr. Glaser's 2008 performance-based cash incentive compensation was paid in March 2009. With respect to the named executive officers other than Mr. Glaser, cash incentive compensation was determined by the Compensation Committee (a) in July 2006 with respect to payments for the first half of 2006, (b) in January 2007 with respect to payments for the second half of 2006, (c) in August 2007 with respect to payments for the first half of 2007, (d) in February 2008 with respect to payments for the second half of 2007, (e) in August 2008 with respect to payments for the first half of 2008, and (f) in March 2009 with respect to payments for the second half of 2008, with payments made shortly after each such determination. This performance-based cash compensation is discussed in further detail under "Compensation Discussion and Analysis" beginning on page 14. The estimated possible threshold, target and maximum amounts for these awards are reflected in the "2008 Grants of Plan-Based Awards" table on page 35.

(6) Includes $94,284 that was reported as non-equity incentive plan compensation in the proxy statement filed in connection with the 2007 annual meeting of shareholders. This amount was awarded as part of a discretionary bonus program.

(7) Includes $107,089 that was reported as non-equity incentive plan compensation in the proxy statement filed in connection with the 2007 annual meeting of shareholders. This amount was awarded as part of a discretionary bonus program.

(8) Amounts reported for 2006, 2007 and 2008 that represent "All Other Compensation" for each of the Named Executive Officers are described in the following table:

Detail of "All Other Compensation" in the Summary Compensation Table

Name	Year	Company Contribution 401(k) Plan ($)(1)	Term Life Insurance Premium ($)	Tax Gross-Up Payment Related to Stock Awards ($)	Taxable Relocation Costs ($)	Costs Associated With Personal Use of Office Space ($)(2)	Total ($)
Robert Glaser	2008	—	288	—	—	34,837	35,125
	2007	—	432	—	—	33,714	34,146
	2006	—	360	—	—	35,387	35,747
Michael Eggers	2008	3,450	207	—	—	—	3,657
	2007	2,223	279	—	—	—	2,502
	2006	2,625	215	—	—	—	2,840
John Giamatteo	2008	3,450	286	—		—	3,736
	2007	6,365	402	—	18,088(3)	—	24,855
	2006	—	326	—	—	—	326
Robert Kimball	2008	3,450	234	—	—	—	3,684
	2007	5,610	320	55,836	—	—	61,766
	2006	5,530	247	—	—	—	5,777
Michael Lunsford	2008	—	238	—	66,600(4)	—	66,838
	2007	—	—	—	—	—	—
	2006	—	—	—	—	—	—

(1) Under RealNetworks' 401(k) plan, RealNetworks matches 50% of the first 3% of pay that is contributed to the plan. Matching contributions by RealNetworks become fully vested after three years.

(2) The amount reported in this column represents costs associated with the occupancy of office space in RealNetworks' headquarters by the Glaser Progress Foundation, a charitable foundation of which Mr. Glaser is Trustee, and Mr. Glaser's personal assistant. The cost per square foot of occupied space in RealNetworks' headquarters was multiplied by the square footage of the office space occupied by the Glaser Progress Foundation and Mr. Glaser's personal assistant to determine the costs associated with the occupancy of such office space.

(3) The amount reported represents relocation expenses paid by RealNetworks in connection with Mr. Giamatteo's relocation to Seattle, Washington, which expenses constitute taxable income to Mr. Giamatteo.

(4) Of the amount reported, $65,500 represents reimbursement to Mr. Lunsford for the loss realized on the sale of his residence in Atlanta, Georgia in connection with his relocation to Seattle, Washington, pursuant to the terms of an employment offer letter between RealNetworks and Mr. Lunsford. In calculating the amount of this reimbursement and the incremental cost to RealNetworks, each of RealNetworks and Mr. Lunsford obtained a separate appraisal of the subject property, and the average of the two appraisals provided the basis on which the reimbursement was calculated. The difference between the sale price and the average of the two appraisals was equal to $65,500 and constituted the amount reimbursed to Mr. Lunsford pursuant to this arrangement. The remaining $1,100 reported for Mr. Lunsford represents taxable travel and lodging expense reimbursements associated with his relocation. These amounts constitute taxable income to Mr. Lunsford.

2008 Grants of Plan-Based Awards

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#/sh)	Target (#/sh)	Maximum (#/sh)	All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Robert Glaser	—	—	200,000	500,000	2,000,000	—	—	—	—	—	—	—
Michael Eggers	02/22/08	02/07/08	—	—	—	—	—	—	58,333	—	—	350,581
John Giamatteo	02/22/08	02/07/08	83,020	415,100	751,160	—	—	—	33,333	—	—	200,331
	06/24/08	06/24/08	37,500	750,000	750,000				208,333	—	—	1,429,164
	06/24/08	06/24/08								375,000	6.86	1,033,688
Robert Kimball	02/22/08	02/07/08	35,475	177,375	283,800	—	—	—	22,500	—	—	157,768
	02/22/08	02/07/08								67,500	6.01	135,225
Michael Lunsford	02/05/08	02/05/08	29,997	149,885	239,815	—	—	—		500,000	6.09	1,184,200
	06/24/08	06/24/08							40,000	—	—	274,400

(1) The amounts reported in this column represent the threshold, target and maximum amounts of annual performance-based cash incentive compensation that might have been paid to each Named Executive Officer for 2008 performance. Threshold, target and maximum amounts for Mr. Eggers are not presented because Mr. Eggers participated in a discretionary cash bonus program in lieu of a non-equity incentive plan in 2008. The actual amount paid for 2008 is shown in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 33. These awards are described in further detail under "Compensation Discussion and Analysis" beginning on page 14.

(2) The amounts reported in this column represent restricted stock unit awards granted pursuant to the RealNetworks, Inc. 2005 Stock Incentive Plan. The restricted stock unit awards vest over a period of four years, with the exception of restricted stock units granted to Mr. Lunsford, which vest over a period of four and a half years. If a Named Executive Officer's employment terminates for any reason other than death, upon a change of control, or upon the termination of employment by RealNetworks without cause (provided that the Named Executive Officer delivers a settlement agreement and release upon such termination), the unvested portion of the restricted stock units will not vest and all rights to the unvested portion will terminate. The restricted stock units are described in further detail under "Compensation Discussion and Analysis" beginning on page 14 and in the "Outstanding Equity Awards at December 31, 2008" table on page 36.

(3) The amounts reported in this column represent stock options granted pursuant to the RealNetworks, Inc. 2005 Stock Incentive Plan. The stock options vest over a period of four years and expire seven years after the date of grant. The exercise price of the stock options is equal to the fair market value of RealNetworks' Common Stock on the date of grant. If an executive officer terminates for any reason other than death, upon a change of control, or upon the termination of employment by RealNetworks without cause (provided that the Named Executive Officer delivers a settlement agreement and release upon such termination), the unvested portion of the stock options will not vest and all rights to the unvested portion will terminate. The stock options are described in further detail under "Compensation Discussion and Analysis" beginning on page 14 and in the "Outstanding Equity Awards at December 31, 2008" table on page 36.

(4) The amounts reported in this column represent the compensation costs for financial reporting purposes under FAS 123R, excluding adjustments relating to estimated forfeitures, rather than an amount paid to or realized by the executive officer. For a discussion of valuation assumptions, see *Note 2, "Stock-Based Compensation,"* to our Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2008. The option exercise price has not been deducted from the amounts indicated above. Regardless of the value placed on a stock option on the grant date, the actual value of the option will depend on the market value of RealNetworks Common Stock at such date in the future when the option is exercised. The proceeds to be paid to the individual following the exercise of the option do not include the option exercise price.

Outstanding Equity Awards at December 31, 2008

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Robert Glaser	375,000	125,000(1)		8.00	11/04/12				
	62,500	187,500(2)		7.69	04/06/14				
Michael Eggers	5,000	—	—	3.76	08/05/22	7,083(3)	25,003(5)		
	25,000	—	—	6.12	07/24/23	51,041(4)	180,175(5)		
	27,000	3,000(6)	—	6.63	10/03/23				
	12,000	2,000(7)	—	5.75	02/11/24				
	32,000	8,000(8)	—	5.84	01/18/25				
	35,000	—	—	7.22	08/31/21				
	700	—	—	7.22	08/31/21				
	62,500	37,500(9)	—	8.53	02/14/13				
	21,252	21,248(10)	—	11.38	11/09/13				
	50,625	84,375(11)	—	7.69	04/06/14				
John Giamatteo	525,000	225,000(12)	—	5.07	06/20/12	29,166(13)	102,956(5)		
	50,000	—	—	5.07	06/20/12	208,333(14)	735,415(5)		
	25,000	75,000(15)	—	6.49	09/18/14				
	—	375,000(16)		6.86	06/24/15				
Robert Kimball	10,000	—	—	3.76	08/05/22	11,666(3)	41,181(5)		
	10,000	—	—	3.23	01/27/23	19,687(17)	69,495(5)		
	50,000	—	—	6.12	07/24/23				
	40,000	10,000(18)	—	5.84	01/18/25				
	61,450	—	—	5.94	10/12/21				
	200,000	—	—	7.22	08/31/21				
	15,000	—	—	7.22	08/31/21				
	40,000	—	—	7.22	08/31/21				
	50,000	30,000(19)	—	8.27	03/15/13				
	35,000	35,000(20)	—	11.38	11/09/13				
	50,625	84,375(11)	—	7.69	04/06/14				
	18,750	56,250(15)	—	6.49	09/18/14				
	59,062	8,438(21)		6.01	02/22/15				
Michael Lunsford	—	500,000(22)	—	6.09	02/05/15	40,000(23)	141,200(5)		

(1) The options vest and become exercisable as to 12.5% of the total grant on February 1, 2006 and upon the completion of each successive six months of employment until the options become fully vested and exercisable on August 1, 2009, subject to the recipient's continued employment with RealNetworks.

(2) The options vest and become exercisable in equal increments of 62,500 shares on April 6, 2008 and annually thereafter until the options become fully vested on April 6, 2011, subject to the recipient's continued employment with RealNetworks.

(3) Represents restricted stock units that vest in two substantially equal installments on each of November 9, 2009 and November 9, 2010, subject to the recipient's continued employed with RealNetworks.

(4) Represents restricted stock units that vest in equal increments of 7,292 shares on February 22, 2009 and every six months thereafter until the restricted stock units become fully vested on February 22, 2012, subject to the recipient's continued employment with RealNetworks.

(5) Represents the closing price of a share of our common stock on December 31, 2008 ($3.53) multiplied by the number of shares or units that have not vested.

(6) The options vest and become exercisable as to 10% of the total grant on March 29, 2004 and upon the completion of each successive six months of employment, with vesting adjusted in connection with a leave of absence. The options will become fully vested and exercisable on January 14, 2009, subject to the recipient's continued employment with RealNetworks.

(7) The options vest and become exercisable as to 10% of the total grant on August 11, 2004 and upon the completion of each successive six months of employment, with vesting adjusted in connection with a leave of absence. The options will become fully vested and exercisable on May 29, 2009, subject to the recipient's continued employment with RealNetworks.

(8) The options vest and become exercisable as to 10% of the total grant on February 1, 2005 and upon the completion of each successive six months of employment, with vesting adjusted in connection with a leave of absence. The options will become fully vested and exercisable on November 19, 2009, subject to the recipient's continued employment with RealNetworks.

(9) The options vest and become exercisable as to 12.5% of the total grant on August 14, 2006 and upon the completion of each successive six months of employment until the options become fully vested and exercisable on February 14, 2010, subject to the recipient's continued employment with RealNetworks.

(10) The options vest and become exercisable as to 12.5% of the total grant on May 9, 2007 and upon the completion of each successive six months of employment until the options become fully vested and exercisable on November 9, 2010, subject to the recipient's continued employment with RealNetworks.

(11) The options vest and become exercisable as to 12.5% of the total grant on October 6, 2007 and upon the completion of each successive six months of employment until the options become fully vested and exercisable on April 6, 2011, subject to the recipient's continued employment with RealNetworks.

(12) The options vest and become exercisable as to 30% of the total grant on December 20, 2006, and an additional 10% of the options will vest and become exercisable upon the completion of each successive six months of employment until the options become fully vested on June 20, 2010, subject to the recipient's continued employed with RealNetworks.

(13) Represents restricted stock units that vest in substantially equal increments of 4,167 shares on February 22, 2009 and every six months thereafter until the restricted stock units become fully vested on February 22, 2012, subject to the recipient's continued employed with RealNetworks.

(14) Represents restricted stock units that vest as to (i) 16% of the total grant on June 24, 2009, (ii) 24% of the total grant on June 24, 2010, (iii) 12% of the total grant on each of December 24, 2010 and June 24, 2011, and (iv) 18% of the total grant on each of December 24, 2011 and June 24, 2012, subject to the recipient's continued employed with RealNetworks.

(15) The options vest and become exercisable as to 12.5% of the total grant on March 18, 2008 and upon the completion of each successive six months of employment until the options become fully vested and exercisable on September 18, 2011, subject to the recipient's continued employment with RealNetworks.

(16) The options vest and become exercisable as to (i) 20% of the total grant on each of December 24, 2010 and June 24, 2011, and (ii) 30% of the total grant on each of December 24, 2011 and June 24, 2012, subject to the recipient's continued employment with RealNetworks.

(17) Represents restricted stock units that vest in substantially equal increments of 2,813 shares on February 22, 2009 and every six months thereafter until the restricted stock units become fully vested on February 22, 2012, subject to the recipient's continued employed with RealNetworks.

(18) The options vest and become exercisable as to 10% of the total grant on February 1, 2005 and upon the completion of each successive six months of employment, with vesting adjusted in connection with a leave of absence. The options will become fully vested and exercisable on September 16, 2009, subject to the recipient's continued employment with RealNetworks.

(19) The options vest and become exercisable as to 12.5% of the total grant on July 1, 2006 and upon the completion of each successive six months of employment, with vesting adjusted in connection with a leave of absence. The options will become fully vested and exercisable on February 16, 2010, subject to the recipient's continued employment with RealNetworks.

(20) The options vest and become exercisable as to 12.5% of the total grant on May 9, 2007 and upon the completion of each successive six months of employment until the options become fully vested and exercisable on November 9, 2010, subject to the recipient's continued employment with RealNetworks.

(21) The options vest and become exercisable as to 12.5% of the total grant on August 22, 2008 and upon the completion of each successive six months of employment until the options become fully vested and exercisable on February 22, 2012, subject to the recipient's continued employment with RealNetworks.

(22) The options vest and become exercisable as to (i) 25% of the total grant on January 28, 2009, and (ii) an additional 12.5% of the total grant upon the completion of each successive six months of employment until the options become fully vested and exercisable on January 28, 2012, subject to the recipient's continued employment with RealNetworks.

(23) Represents restricted stock units that vest in eight equal increments of 5,000 shares on June 24, 2009 and every six months thereafter until the restricted stock units become fully vested on December 24, 2012, subject to the recipient's continued employed with RealNetworks.

Proxy Statement

2008 Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Robert Glaser	—	—	—	—
Michael Eggers	—	—	10,834	64,587
John Giamatteo	—	—	4,167	28,002
Robert Kimball	30,000	125,730	8,646	44,569
Michael Lunsford	—	—	—	—

(1) Represents the price at which the shares acquired upon exercise of the stock options were sold net of the exercise price associated with acquiring the shares.

(2) Represents the number of shares vesting multiplied by the fair market value of RealNetworks Common Stock on the vesting date.

2008 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Eric Benhamou(2)	64,000	—	145,513	—	—	—	209,513
Edward Bleier	40,000	—	145,513	—	—	—	185,513
James Breyer(3)	17,000	—	71,012	—	—	—	88,012
Robert Glaser(4)	—	—	—	—	—	—	—
Jeremy Jaech(5)	57,000	—	145,513	—	—	—	202,513
Pradeep Jotwani(6)	16,333		51,439				67,772
Jonathan Klein(7)	36,500	—	145,513	—	—	—	182,013
Kalpana Raina(8)	47,500	—	145,513	—	—	—	193,013

(1) The amount reported in this column for each director represents the compensation costs for financial reporting purposes for 2008 under FAS 123R, excluding adjustments relating to estimated forfeitures, rather than an amount paid to or realized by the director, for outstanding stock options granted in and prior to 2008. The full FAS 123R grant date fair value of the equity award granted in 2008 to each of Messrs. Benhamou, Bleier, Jaech and Klein and Ms. Raina is $130,734. The full FAS 123R grant date fair value of the equity award granted in 2008 to Mr. Jotwani is $122,715. For a discussion of valuation assumptions, see *Note 2, "Stock-Based Compensation,"* to our Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2008. See "2008 Summary Compensation Table" on page 33 for compensation costs related to outstanding stock options granted to Mr. Glaser, our Chief Executive Officer, in and prior to 2008.

(2) Audit Committee Chair.

(3) Mr. Breyer served as a director from January 1, 2008 to June 3, 2008. The amount reported in the "Fees Earned or Paid in Cash" column represents the value of shares of RealNetworks Common Stock issued to Mr. Breyer in lieu of director fees earned in fiscal year 2008. Mr. Breyer elected to receive 100% of his fiscal year 2008 director fees in shares of RealNetworks Common Stock. Mr. Breyer received 1,396 shares valued at $8,000 as compensation for Board service in the first quarter of 2008 and 1,363 shares valued at $9,000 as compensation for Board service in the second quarter of 2008.

(4) See "2008 Summary Compensation Table" on page 33 for Mr. Glaser's compensation for services provided as Chief Executive Officer. Mr. Glaser does not receive additional compensation for his service as a member of the Board of Directors.

(5) The amount reported in the "Fees Earned or Paid in Cash" column represents the value of shares of RealNetworks Common Stock issued to Mr. Jaech in lieu of director fees earned in fiscal year 2008. Mr. Jaech elected to receive 100% of his fiscal year 2008 director fees in shares of RealNetworks Common Stock. Mr. Jaech received (a) 2,530 shares valued at $14,500 as compensation for Board service in the first quarter of 2008, (b) 2,500 shares valued at $16,500 as compensation for Board service in the second quarter of 2008, (c) 2,657 shares valued at $13,500 as compensation for Board service in the third quarter of 2008, and (d) 3,541 shares valued at $12,500 as compensation for Board service in the fourth quarter of 2008. Mr. Jaech served as the chairperson of the Compensation Committee in 2008.

(6) Compensation Committee Chair. Mr. Jotwani has served as a director of RealNetworks since July 31, 2008.

(7) The amount reported in the "Fees Earned or Paid in Cash" column represents the value of shares of RealNetworks Common Stock issued to Mr. Klein in lieu of director fees earned in fiscal year 2008. Mr. Klein elected receive 100% of his fiscal year 2008 director fees in shares of RealNetworks Common Stock. Mr. Klein received (a) 1,701 shares valued at $9,750 as compensation for Board service in the first quarter of 2008, (b) 1,628 shares valued at $10,750 as compensation for Board service in the second quarter of 2008,

(c) 1,525 shares valued at $7,750 as compensation for Board service in the third quarter of 2008, and
(d) 2,337 shares valued at $8,250 as compensation for Board service in the fourth quarter of 2008.

(8) Nominating and Corporate Governance Committee Chair.

Compensation of Directors

Each director who is not an employee of RealNetworks (an "Outside Director") is paid $5,000 per quarter for his or her services as a director. Outside Directors are also paid (i) $1,000 for participation in each meeting of the Board, (ii) $1,000 for participation in each meeting of a Board committee, and (iii) $3,000 per quarter for serving as chairperson of the Audit Committee, $1,500 per quarter for serving as chairperson of the Compensation Committee and $750 per quarter for serving as chairperson of the Nominating and Corporate Governance Committee. In addition, the lead independent director receives $1,000 for participation in each meeting between such director and the Chief Executive Officer. Directors are also reimbursed for their reasonable expenses incurred in attending Board of Directors or Committee meetings.

Pursuant to the RealNetworks, Inc. 2007 Director Compensation Stock Plan (the "Director Plan"), a sub-plan administered under the RealNetworks, Inc. 2005 Stock Incentive Plan (the "2005 Plan"), an Outside Director may make an irrevocable election prior to the commencement of each plan year to receive all or a portion of the cash compensation payable to such Outside Director for the coming year in shares of RealNetworks common stock. The number of shares issued to an Outside Director who has elected to receive all or a portion of his or her compensation in shares of RealNetworks common stock is determined by dividing the total fees to be paid in shares of RealNetworks common stock during a fiscal quarter, as elected by an Outside Director, by the fair market value of a share of RealNetworks common stock on the last trading day of such fiscal quarter, with cash paid in lieu of the issuance of fractional shares.

Outside Directors also receive stock options under the 2005 Plan. On the date an Outside Director is first appointed or elected to serve on the Board, he or she will be granted nonqualified stock options to purchase 45,000 shares of RealNetworks common stock that will become fully vested on the first anniversary of the grant date. Each Outside Director will also be granted nonqualified stock options to purchase 45,000 shares of RealNetworks common stock three business days following the date of each annual meeting of shareholders, provided that each such Outside Director has served on the Board for the preceding twelve months. These options will become fully vested on the first anniversary of the grant date.

Each option granted under the 2005 Plan has a maximum term of seven years and an exercise price equal to the fair market value of the shares subject to the option on the date of grant. If an optionee's service on the Board of Directors is terminated due to his or her death, his or her outstanding options will immediately vest in full.

On June 6, 2008, Messrs. Benhamou, Bleier, Jaech, Klein and Ms. Raina were each granted an option to purchase 45,000 shares of Common Stock having an exercise price of $7.23 per share, and 100% of the shares subject to such options will vest on June 6, 2008. On July 31, 2008, Mr. Jotwani was granted an option to purchase 45,000 shares of Common Stock having an exercise price of $6.87 per share, and 100% of the shares subject to such options will vest on July 31, 2009.

2008 Potential Payments Upon Termination of Employment or Change-in-Control

The following table reflects the amount of compensation that would have been payable to each of the Named Executive Officers in the event of the termination of such executive's employment under certain circumstances, assuming that (1) the triggering event took place on December 31, 2008, the last business day of the 2008 fiscal year, and (2) the price per share of our common stock was $3.53, which was the closing market price on December 31, 2008.

Name	Benefit	Before Change in Control Termination Without Cause or Good Reason	After Change in Control Termination Without Cause or Good Reason(1)	Voluntary Termination(2)	Death	Disability	Change in Control(3)
Robert Glaser	Severance	—	—	—	—	—	—
	Bonus(4)	—	329,956	—	329,956	329,956	329,956
	Equity award vesting acceleration	—	—	—	—	—	—
Michael Eggers	Severance	—	—	145,750	—	—	—
	Bonus	—	21,644	—	21,644	21,644	21,644
	Equity award vesting acceleration	18,201	205,178	—	205,178	—	205,178
John Giamatteo	Severance	435,000(5)	—	217,500	—	—	—
	Bonus	—	245,964	—	245,964	245,964	245,964
	Equity award vesting acceleration	101,726	838,371	—	838,371	—	838,371
Robert Kimball	Severance	—	—	165,000(6)	—	—	—
	Bonus	—	36,524	—	36,524	36,524	36,524
	Equity award vesting acceleration	8,335	110,676	—	110,676	—	110,676
Michael Lunsford	Severance	—	—	185,000	—	—	—
	Bonus	—	30,925	—	30,925	30,925	30,925
	Equity award vesting acceleration	15,687	141,200	—	141,200	—	141,200

(1) Assumes outstanding options and restricted stock units are substituted or assumed by a successor entity upon a change of control, and that acceleration of vesting occurs upon the termination of the employment of the Named Executive Officer. Also assumes that discretionary bonuses and cash incentive compensation earned under the 2008 MBO Plan are paid.

(2) Assumes that the Named Executive Officer has provided a notice period of six months prior to voluntarily terminating his employment with RealNetworks.

(3) Assumes outstanding options and restricted stock units are not substituted or assumed by a successor entity upon a change of control, and that vesting of outstanding awards is fully accelerated upon a change of control. Also assumes that the Named Executive Officer is employed by the successor entity on the payment date with respect to performance-based cash incentive and discretionary cash bonus compensation earned in 2008 but not paid on or before December 31, 2008.

(4) Represents 100% of the performance-based cash incentive compensation earned by Mr. Glaser in 2008, of which $93,285 had not yet been paid to Mr. Glaser as of December 31, 2008.

(5) Assumes payment of twelve months' base salary in lieu of providing twelve months' notice to Mr. Giamatteo prior to terminating his employment without cause.

(6) Amount shown is based on an annual base salary of $330,000. In January 2009, the Compensation Committee retroactively increased Mr. Kimball's annual base salary to $370,000, effective October 1, 2008.

Severance Payments

It is our policy to request certain executive officers, excluding Mr. Glaser, to provide a notice period of six months prior to voluntarily terminating their employment with RealNetworks for the purpose of transitioning responsibilities. In the event an executive officer provides six months' notice prior to voluntarily terminating his employment, he will receive a severance payment equal to six months of such executive's annual base salary, even if

we do not require the continued services of the executive officer for all or part of such six month notice period. In the event an executive officer provides notice of less than six months prior to voluntarily terminating his employment, he will receive a severance payment equal to the number of months' notice provided, up to a maximum severance payment equal to six months of the executive's annual base salary, even if we do not require the continued services of the executive officer for all or part of such notice period. Severance payments are made following the last day worked by an executive officer. Severance amounts shown in the above table under the caption "Voluntary Termination" assume that each Named Executive Officer, excluding Mr. Glaser, has provided six months' notice prior to voluntarily terminating his employment on December 31, 2008.

In July 2008, the Compensation Committee approved amended severance provisions for Mr. Giamatteo as part of the terms of his employment as Chief Operating Officer. In the event we terminate the employment of Mr. Giamatteo without cause, we will provide Mr. Giamatteo with twelve months' notice, or it will pay Mr. Giamatteo his then-current base salary in lieu of notice through any remaining portion of the notice period.

Bonus Payments

If the employment of a Named Executive Officer had terminated on December 31, 2008 under any of the circumstances described in the above table other than voluntary termination or termination without cause or good reason before a change of control, such Named Executive Officer would have been entitled to receive the portion of the performance-based cash incentive or discretionary bonus compensation earned in 2008 but not paid as of December 31, 2008.

Acceleration of Vesting of Equity Awards

Termination by RealNetworks Other than for Cause. If we terminate the employment of a Named Executive Officer for any reason other than for cause, and any of such Named Executive Officer's outstanding stock options or restricted stock units are not fully vested, the next vesting installment of such stock options or restricted stock units will vest on a pro rata basis for the portion of the year elapsed since the date on which the vesting of the option commenced or the last anniversary thereof, expressed in full months, provided that the Named Executive Officer executes and delivers a settlement agreement and release satisfactory to us on or before the date of such termination.

Death of Executive Officer. If the employment of a Named Executive Officer terminates due to such executive officer's death, any stock options or restricted stock units that are unvested as of the date of such executive officer's death will fully vest on such date and may be exercised by the estate or legal representative of such executive officer for a period of one year following such date, but not later than the expiration date of such stock options or restricted stock units.

Change in Control. If stock options or restricted stock units granted to a Named Executive Officer under the RealNetworks, Inc. 2005 Stock Incentive Plan are continued, assumed, converted or substituted for on substantially the same terms and conditions immediately following a change in control and within 24 months after such change in control the executive officer's employment is terminated by RealNetworks or its successor without cause or by the executive officer for good reason, all of the shares subject to the stock options or restricted stock units will be vested immediately, and such stock options may be exercised at any time within 24 months following such termination, but not later than the expiration date of the stock options. In addition, if such stock options or restricted stock units are not continued, assumed, converted or substituted for immediately following the change in control, all of the shares subject to the stock options or restricted stock units will vest immediately upon the change in control, and such stock options may be exercised at any time within 12 months thereafter.

In addition, stock options granted to a Named Executive Officer under the 1996 Plan and the 2000 Plan (the "Plans") will become exercisable in full in respect of the aggregate number of shares covered thereby in the event of a change of control of RealNetworks as further described in Item 12 of this report under the caption "Change-in-Control Arrangements." The administrator of the Plans may, in its discretion, determine that outstanding options issued under the Plans will not become exercisable on an accelerated basis in connection with a change of control if our Board of Directors or the surviving or acquiring corporation, as the case may be, has taken action to provide for (a) the substitution of outstanding options granted under the Plans for equitable options in the

surviving or acquiring corporation, (b) the assumption of such options by the surviving or acquiring corporation, or (c) the cash payment to each holder of an option of such amount as the plan administrator shall determine represents the then value of such options.

Policies and Procedures With Respect to Related Person Transactions

It is the policy of RealNetworks not to enter into any related person transaction unless the Audit Committee of the Board of Directors reviews and approves such transaction in accordance with guidelines set forth in the RealNetworks, Inc. Policy Regarding Related Party Transactions, or the transaction is approved by a majority of RealNetworks' disinterested directors. In reviewing and approving any related person transaction, the Audit Committee will satisfy itself that it has been fully informed as to the related person's relationship and interest including all material facts of the proposed transaction, and determine that the transaction is fair to RealNetworks.

All related person transactions of which RealNetworks management is aware will be disclosed to the Audit Committee. At least annually, RealNetworks management will elicit information from RealNetworks' executive officers and directors as to existing and potential related person transactions, and will seek to obtain such information from 5% shareholders who do not file reports with the SEC on Schedule 13G. An executive officer or director will promptly inform the Chairman of the Audit Committee when the officer or director becomes aware of a potential related person transaction in which the officer or director would be a related person.

Certain Relationships and Related Transactions

Under a voting agreement (the "Voting Agreement") entered into in September 1997 among RealNetworks, Accel IV, L.P. ("Accel IV"), Mitchell Kapor, Bruce Jacobsen and Robert Glaser, each of Accel IV and Messrs. Jacobsen and Kapor have agreed to vote all shares of stock of RealNetworks owned by them to elect Mr. Glaser to the Board of Directors of RealNetworks in each election in which he is a nominee. The obligations under the Voting Agreement terminate with respect to shares transferred by the parties when such shares are transferred. The Voting Agreement terminates on the death of Mr. Glaser.

Pursuant to the terms of an agreement entered into in September 1997 between RealNetworks and Mr. Glaser, RealNetworks has agreed to use its best efforts to nominate, elect and not remove Mr. Glaser from the Board of Directors so long as Mr. Glaser owns a specified number of shares of Common Stock.

PROPOSAL 2 — APPROVAL OF AMENDMENTS TO THE REALNETWORKS, INC. 2005 STOCK INCENTIVE PLAN, AS AMENDED AND RESTATED, THE REALNETWORKS 2000 STOCK OPTION PLAN, AS AMENDED AND RESTATED, AND THE REALNETWORKS, INC. 1996 STOCK OPTION PLAN, AS AMENDED AND RESTATED, INCLUDING (AMONG OTHER AMENDMENTS) TO PERMIT A ONE-TIME STOCK OPTION EXCHANGE PROGRAM FOR ELIGIBLE EMPLOYEES, EXCLUDING DIRECTORS AND SECTION 16 OFFICERS

The Board of Directors of RealNetworks is seeking shareholder approval of amendments to the RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated (the "2005 Plan"), the RealNetworks 2000 Stock Option Plan, as amended and restated (the "2000 Plan"), and the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated (the "1996 Plan" and together with the 2005 Plan and the 2000 Plan, the "Stock Plans"), as follows: (1) to amend each of the Stock Plans to permit a one-time stock option exchange program for eligible employees, excluding our directors and Section 16 officers; and (2) to amend the 2005 Plan to (a) establish a new rate at which "full-value" awards under the 2005 Plan will be counted against the awards available for grant under the 2005 Plan, (b) clarify the Compensation Committee's authority to cancel outstanding options in exchange for cash or other awards in connection with a change of control and (c) extend the term of the 2005 Plan to expire on the tenth (10th) anniversary of the effectiveness of the amendment of the 2005 Plan.

We are seeking shareholder approval of the amendments, including permitting the one-time exchange, in order to satisfy the terms of our stock plans and compliance with NASDAQ listing requirements, as applicable. Summaries of the Stock Plans (as amended pursuant to the amendments described in this proposal) are set forth below and the full text of the 2005 Plan as amended and restated is attached to this Proxy Statement as Appendix A.

If the amendments are approved, the amended terms of the Stock Plans will become effective upon the closing of the proposed option exchange program described in this Proxy Statement. If our shareholders do not approve this proposal, the Stock Plans will continue to be administered in their current form without giving effect to any such amendments and the proposed exchange will not take place.

Overview of Amendments

Exchange Program. If the one-time value-for-value stock option exchange program is approved and implemented, our eligible employees will be offered the opportunity to exchange certain "underwater" stock options (that is, options with exercise prices that are in excess of the current trading price of our common stock) for a lesser number of new stock options. The exchange ratios will be designed so that the value of the replacement options granted in the exchange program will be approximately equal to or less than the value of the options that are surrendered. Stock options will be eligible for exchange if they have a per share exercise price above the 52-week high trading price of our common stock (measured from the start date of the exchange program). Use of this approach seeks to avoid option holders benefiting from short-term price volatility because options are intended as a long-term incentive. Our Section 16 officers and directors will ***not*** be eligible to participate in the exchange program. As more fully described below under "Reasons for Amendments to Permit Exchange Program," a portion of the options surrendered in the exchange program will be retired and will not be available for future grant. Our Board of Directors believes that the exchange program is in the best interests of RealNetworks and our shareholders as new stock options granted under the exchange program will provide added incentive to motivate and retain talented employees, provide an opportunity to reduce the "overhang" from our outstanding options and allow us to make better use of the compensation costs that we are already incurring from our outstanding stock option awards. If our shareholders approve this proposal, it is our current intent that the exchange program would commence within approximately 60 days following the date of our 2009 annual meeting of shareholders, or mid-November 2009; however, we may delay launch for up to 12 months from the date of shareholder approval or elect to not implement the exchange program at all.

Additional Amendments to the 2005 Plan. Under our current 2005 Plan, full-value awards (which include stock awards such as restricted stock and restricted stock units but do not include stock options and stock appreciation rights) count against the authorized share limit under the 2005 Plan at a rate of 2.2 shares for each full-value award. Under the proposed amendments to the 2005 Plan, full-value awards will be counted against the awards available for grant under the plan at a rate of 1.6 shares for each full-value award. Additionally, the current 2005 Plan provides that our Compensation Committee may cancel options in exchange for cash or other awards only in connection with outstanding awards of a company acquired by RealNetworks that are assumed or substituted in a merger, acquisition or similar transaction. The proposed amendments to the 2005 Plan would clarify that our Compensation Committee could also take similar action in connection with a change of control of RealNetworks. Finally, the existing 2005 Plan has a ten-year term and will terminate on June 25, 2017. The proposed amendments would reset the term of the 2005 Plan so that it would not expire until the tenth anniversary of the effective date of the amendment and restatement of the 2005 Plan. Our Board of Directors believes these amendments reflect current industry practice and are in the best interest of RealNetworks.

Reasons for Amendments to Permit Exchange Program

Like many companies in the technology industry, we have been adversely affected by the national and global economic downturn. The downturn has resulted in a decline in overall consumer and corporate spending, declines in consumer and corporate access to credit, fluctuations in foreign exchange rates, declines in the value of assets and increased liquidity risks, all of which have had, and may continue to have, an adverse effect on our business and financial results. We provide digital entertainment services to consumers, and payment for our products and services may be considered discretionary on the part of many of our current and potential customers and influenced by the macroeconomic factors that affect consumer spending such as unemployment, continuing increases in fuel costs, conditions in the residential real estate and mortgage markets and access to credit. In response, we have taken actions in an effort to manage our business more efficiently and cost-effectively, including reductions in our work force to reduce our operating costs, consolidation of certain corporate vendors with the goal of driving lower costs of supplies and services and consolidation of office locations. Our efforts, however, have not had a significant impact

on our stock price, which remains at a relatively low level on a historical basis. Specifically, in the last year, our stock price has declined from a 52-week high of $7.28 on July 25, 2008 to a low of $1.97 on March 9, 2009. As of July 24, 2009, the closing price of our common stock was $3.22, and approximately 92.5% of the outstanding options held by our employees (other than options held by directors and Section 16 officers) had exercise prices in excess of closing trading price.

As a result of the decline in our stock price, a significant number of stock options held by our employees have exercise prices that greatly exceed the current market price of our common stock. As a technology company facing intense competitive pressure in a market that requires constant innovation, our future prospects depend heavily on the energy, creativity, and motivation of our employees. Our Compensation Committee and Board of Directors believe that equity compensation, principally in the form of stock options, is the single most effective means to incentivize our employees and directly align the interests of our employees with those of our shareholders. Accordingly, our Board of Directors and Compensation Committee have determined that the company's underwater options no longer provide the long-term incentive and retention objectives that were intended at grant.

In considering how best to continue to motivate, retain and reward our employees, we evaluated several alternatives, including the replacement of the intended benefits of stock options with increased cash compensation and the grant of additional equity awards at current market prices. Our Board of Directors and Compensation Committee have determined that a program under which employees could exchange eligible options for a lesser number of options would be most attractive for a number of reasons, including the following:

- *The exchange program creates meaningful employee incentive and retention value by lowering stock option exercise prices and imposing new vesting schedules on stock options for fewer shares.* We believe that the exchange program will provide meaningful incentive value to our employees by lowering applicable exercise prices. Additionally, because the replacement options granted in the exchange program will be subject to new restrictions (including modification of option vesting periods, as described below under "Summary of the Material Terms of Exchange Program — Vesting of Replacement Options") we believe the exchange program will provide additional retention value as well. As a result of the increased incentive and retention value of the new grants, we believe the exchange program could help enhance long-term shareholder value by aligning the interests of our employees more fully with the interests of our shareholders. However, the value-for-value nature of the exchange is designed so that the exchange will approximate a neutral transaction to our shareholders and avoid a windfall for participating optionholders.

- *The exchange program could meaningfully reduce our total number of outstanding options and our related stock overhang.* The number of our outstanding options will be reduced, to the extent eligible employees choose to participate in the exchange program, because employees will receive a lesser number of replacement options in exchange for their surrendered eligible options. Further, our stock overhang (which includes the sum of the shares available for grant under our equity plans plus the number of shares subject to outstanding equity awards) will be reduced because under the exchange program, 30% of the net options surrendered (which for this purpose equals the number of options surrendered minus the number of options re-issued in the exchange) will be retired rather than returned to the pool of shares available for future grant and the remaining 70% of the net options surrendered in the exchange will return to the pool of shares available for future grant. Based on the assumptions described below "Summary of the Material Terms of Exchange Program — Exchange Ratios," if all eligible options are exchanged, options to purchase approximately 28.9 million shares will be surrendered and cancelled, while replacement options covering approximately 11.6 million shares will be granted, resulting in a net reduction in the equity awards outstanding by approximately 17.3 million shares. In addition, of the 17.3 million shares that would return to the option pool, we will retire approximately 5.2 million shares (representing 30% of the net cancellations) and a total of approximately 12.1 million shares (representing 70% of the net cancellations) will be returned to the pool of shares available for future grants. As of June 30, 2009, the total number of shares of our common stock outstanding was 134,771,677. All eligible options that are not exchanged will remain outstanding and in effect in accordance with their existing terms. We believe the overhang represented by the options granted pursuant to the exchange program will reflect an appropriate balance between our goals for our equity compensation program and our interest in minimizing our overhang and the potential dilution of our shareholders' equity interests.

- *The exchange program helps us avoid potential increases in our cash based compensation.* In order to replace the intended benefits of stock options, we may otherwise need to substantially increase cash compensation to retain employees. Any increases would substantially increase our compensation expense and reduce our cash position and cash flow from operations. We continue to believe that equity awards are an important component of our employees' total compensation, and replacing this component with additional cash compensation to remain competitive could have a material adverse effect on our financial position.

- *The exchange program conserves the equity pool.* If we are unable to conduct an option exchange program, we may need to issue additional options or other equity awards to our employees at current market prices in order to provide our employees with renewed incentive value. Any such additional grants would increase the number of shares issuable upon the exercise of stock options as well as our compensation expense and would also more quickly exhaust our current pool of shares available for future grant.

- *The exchange program recaptures value from compensation costs that we otherwise would incur from outstanding options in a manner intended to be cost-neutral to the company.* The underwater stock options were granted with an exercise price equal to the fair market value of our common stock on the date of grant. Under applicable accounting requirements, we will have to recognize approximately $60.1 million in compensation expense related to these options, approximately $47.0 million of which has already been expensed as of June 30, 2009 and approximately $13.1 million of which will continue to be expensed, even if these options are never exercised. We believe it is not an efficient use of the company's resources to recognize compensation expense on awards that are not providing value to our employees. By replacing options that have little or no retention or incentive value with equity awards that we believe will provide both retention and incentive value, the company would be making more efficient use of its resources. Additionally, by structuring the exchange program as a value-for-value exchange, the exchange program would allow the company to recognize approximately the same amount of compensation expense for the new options granted in the exchange as we would have recognized for the original options that were exchanged.

The exchange program will take place if and only if the amendments to the stock plans to permit the exchange program are approved by our shareholders. If our shareholders do not approve the amendments to the Stock Plans, options that would have been eligible for the exchange program instead will remain outstanding and in effect in accordance with their existing terms and the Stock Plans will revert back to the terms in effect immediately prior to the amendments. We will continue to recognize compensation expense for these eligible options even though the options may have little or no retention or incentive value.

Summary of the Material Terms of Exchange Program

Mechanics of the Exchange Program. We will not implement the exchange program unless our shareholders approve this proposal. If we receive shareholder approval of the proposal, it is our current intent that the exchange program would commence approximately 60 days following the date of our 2009 annual meeting of shareholders which is currently scheduled to occur on September 21, 2009, or in mid-November 2009. However, we may delay the launch of the exchange program for up to 12 months from the date of shareholder approval or elect to not implement the exchange program at all.

Upon the start of the exchange program, eligible employees holding eligible options will receive a written offer that will set forth the precise terms and timing of the exchange program and each employee will need to voluntarily elect to participate. Eligible employees will be given at least 20 business days to elect to surrender their eligible options, on a grant-by-grant basis, in exchange for replacement option awards. Promptly following the completion of the exchange offer, surrendered eligible options will be canceled and the Compensation Committee will approve grants of replacement options to participating employees in accordance with the applicable value-neutral exchange ratios. All replacement options will be granted under the 2005 Plan and the 2005 Plan will also govern any terms or conditions of replacement options not specifically addressed within the exchange program proposal.

At the start of the exchange program, we will also file the offer to exchange with the SEC as part of a tender offer statement on Schedule TO. Eligible employees, as well as shareholders and members of the public, will be able to obtain the offer to exchange and other documents filed by us with the SEC free of charge from the SEC's website

at www.sec.gov and from us upon written request to Investor Relations Department, RealNetworks, Inc., P.O. Box 91123, Seattle, Washington 98111-9223.

Eligible Employees. The exchange program will be open to all active employees located in the United States and to our employees who are located outside of the United States, where permitted by local law and where we determine it would be practical to do so. As noted above, members of our Board of Directors and our Section 16 officers will ***not*** be eligible to participate. An employee will only be eligible to participate if he or she is employed as of the start date of the exchange program and remains employed by us through the date replacement options are granted under the exchange program. We will not accept tendered options from any employee holding eligible options who elects to participate in the exchange program but whose employment terminates for any reason prior to the grant of the replacement options, including voluntary resignation, retirement, involuntary termination, layoff, death or disability. Instead, any such employee will retain his or her original options subject to their original terms. Assuming options with a strike price above $4.16 are eligible for the exchange program (as further described below under "Eligible Options"), approximately 1,400 eligible employees hold options that would qualify for exchange.

It is possible that we would need to make modifications to the proposed terms of the exchange program either to comply with local requirements or for other reasons, including, for example, tax or accounting considerations. Although we intend to offer the exchange program to all or substantially all of our employees, we may exclude employees outside the United States from the exchange program based on our compensation philosophy and policies. In making such determination, we will consider whether local law, expense, complexity, administrative burden or other constraints would make their participation illegal, infeasible, impractical or inadvisable.

Eligible Options. Options will be eligible for the exchange program only if they have a per share exercise price above the 52-week high trading price of our common stock (measured from the start date of the exchange program). Use of this approach seeks to ensure that option holders are not benefiting from short-term price volatility since options are intended as a long-term incentive. Assuming we launch the exchange program in mid-November as we currently expect, if the trading price of our Common Stock does not increase above $4.16 between the date of this Proxy Statement and the expected launch date, only those options with a strike price above $4.16 will be eligible for the exchange.

Exchange Ratios. The exchange ratios will be designed so that the value of the replacement options granted in the exchange program will be approximately equal to or less than the value of the eligible options surrendered. The exchange program will, as of the commencement date, limit the ratio that is most favorable to employees participating in the exchange program to no better than one new option for 1.5 underwater options, even if the binomial model suggests a more favorable exchange ratio is value-neutral. As a result, employees participating in the exchange program will receive replacement options for a reduced number of shares equal to (a) the number of eligible options surrendered in the exchange divided by (b) an exchange ratio, rounded down to the nearest whole share. The exchange ratios will be applied on a grant-by-grant basis.

The exchange ratios will be established by grouping together eligible options with similar binomial fair values, which generally correspond with exercise prices and time remaining until expiration. The exchange ratios are generally intended to be set such that the exchange program will be value-neutral to employees and essentially cost-neutral to RealNetworks. The calculation of fair value using the binomial model takes into account many variables, such as the volatility of our stock price and the remaining term of an option. Setting the exchange ratios in this manner is intended to result in the issuance of replacement options that have a fair value approximately equal to or less than the fair value of the surrendered eligible options they replace. The actual exchange ratios will be established by the Compensation Committee shortly before the start of the exchange program.

Although the exchange ratios will not be determined until the exchange program commences, we have included below a hypothetical example of how the exchange program might work. The ratios used in the illustration below are based on a third-party consultant's binomial model, which the consultant tested to set exchange ratios that are no better than a value-for-value exchange under a model licensed from RiskMetrics Group. As indicated above, stock options will be eligible for the exchange program only if they have a per share exercise price above the 52-week high trading price of our common stock (measured from the start date of the exchange program).

If, at the time the exchange ratios are set, the fair market value of our common stock was $2.99 (which was the closing trading price for RealNetworks' common stock on June 30, 2009), based on the binomial option valuation model for determining the exchange ratios, the value-for-value exchange ratios would range from the minimum 1.5-for-1.0 to 6.0-for-1.0 as follows:

Exchange Ratios Using Binomial Model

Exchange Ratio (Eligible Options for New Options)	Number of Shares Underlying Eligible Options(1)	Weighted Average Exercise Price	Weighted Average Remaining Term	Number of New Stock Options that May be Granted(2)
1.5-for-1	7,149,956	$ 6.39	13.33(3)	4,766,599
2.0-for-1	549,600	$ 8.96	8.42	274,800
2.5-for-1	9,685,832	$ 6.46	5.18	3,874,332
3.0-for-1	626,850	$ 8.70	4.95	208,945
3.5-for-1	3,660,215	$ 6.87	3.73	1,045,763
4.0-for-1	149,349	$ 7.11	3.50	37,336
4.5-for-1	1,058,448	$ 9.55	3.80	235,205
5.0-for-1	5,244,496	$10.27	3.75	1,048,989
5.5-for-1	630,200	$ 9.63	3.38	114,575
6.0-for-1	127,274	$10.45	3.44	21,212
Total: 2.5-for-1	**28,882,220**	**$ 7.48**	**6.71**	**11,627,665**

Total stock options surrendered:	28,882,200
Total stock options re-issued:	11,627,665
Total stock options surrendered and available for re-grant:	12,078,189
Total stock options retired and not available for future grant:	5,176,367

(1) Includes options outstanding under the 1996, 2000 and 2005 stock plans with exercise prices above $4.16, based on the assumption that the exchange ends on or after November 16, 2009.

(2) Assumes all eligible options are tendered.

(3) Prior to June 4, 2005, RealNetworks granted options with a 20-year term.

The following table reflects the outcome of the exchange as presented in the above example (assuming all eligible options are tendered):

	Prior to the Option Exchange Program	Following the Option Exchange Program
Shares issuable pursuant to all outstanding stock options	38,318,208	21,063,653
Weighted average exercise price of all outstanding stock options	$ 7.15	$ 4.40
Weighted average remaining term of all outstanding stock options	6.52 years	6.53 years
Shares issuable pursuant to outstanding restricted stock and restricted stock unit awards	680,783	680,783
Net reduction in outstanding equity award overhang		17,254,555
Shares retired in exchange and not returned to pool		5,176,367
Shares available for future grant under Plans	8,402,973	20,481,162

The above examples (including the exchange ratios) are provided for illustration purposes only. Shortly before the start of the exchange program, the Compensation Committee will establish the actual exchange ratios for the exchange program in order to approximately achieve a value-for-value exchange. No eligible options will have an exchange ratio that is better or more advantageous to an employee than value-for-value.

Election to Participate. Participation in the exchange program is voluntary. Employees may decide whether to participate in the exchange program on a grant-by-grant basis. This means if an employee has more than one option grant, he or she may decide to fully surrender one option grant and retain any other option grant. Employees

may only exchange the full number of unexercised shares issued under an option grant (whether vested or unvested) and may not elect to surrender only some of the unexercised shares covered by any particular option grant.

Eligible employees will have an election period of at least 20 business days from the start of the exchange program in which to determine whether they wish to participate. The decision whether to participate in the exchange program is completely voluntary. Therefore, we are not able to predict which or how many employees will elect to participate or how many eligible options will be surrendered for exchange and therefore how many options may be issued. As indicated above, the members of our Board of Directors and our Section 16 officers will ***not*** be eligible to participate in the exchange program.

Vesting of Replacement Options.

- *Vested Options.* Replacement options granted in the exchange program for options that were vested as of the consummation of the exchange program will be scheduled to vest as follows: (a) fifty percent (50%) of such options will vest on the date that is six (6) months following the consummation of the exchange program and (b) the remaining fifty percent (50%) will vest on the one (1)-year anniversary following the consummation of the exchange program, assuming continued service to the Company through each such vesting date.
- *Unvested Options.* Replacement options granted in the exchange program for options that were unvested as of the consummation of the exchange program will be scheduled to vest on the later of (a) the date that is six (6) months following the consummation of the exchange program and (b) the date that the replaced options would have vested under their original vesting schedule, subject, in each case, to continued service to the Company through each such vesting date.

Cancellation and Return of Eligible Surrendered Options. Under the exchange program, 30% of the net options surrendered (which for this purpose equals the number of options surrendered minus the number of options re-issued in the exchange) will be retired rather than returned to the pool of shares available for future grant and the remaining 70% of the net options surrendered in the exchange will return to the pool of shares available for future grant.

Term of Replacement Options. The replacement options will have a maximum term of seven years.

Exercise Price. The exercise price of the replacement options will be equal to the closing price of our common stock on the NASDAQ Global Select Market on the date of grant, which is currently expected to occur at the conclusion of the exchange program in mid-December 2009.

Other Terms of the Replacement Options. Each option represents the right to purchase shares of our common stock during a prescribed period of time and as the option vests. Stock options granted pursuant to the exchange program will be nonstatutory stock options. Options issued in the exchange program will be granted pursuant to our 2005 Plan, as amended and restated (including pursuant to the amendments approved by our shareholders at our 2009 annual meeting of shareholders). Except for the terms described in this proposal, all other terms and conditions of the replacement options issued in the exchange program will be governed by the terms of the 2005 Plan. The full text of the 2005 Plan as amended and restated by the amendments described herein is attached to this Proxy Statement as Appendix A.

Terms of the Exchange Program. The terms of the exchange program will be described in an offer to exchange that will be filed with the SEC. Although we do not anticipate that the SEC will require us to materially modify the exchange program's terms, it is possible that we will need to alter the terms of the exchange program to comply with comments from the SEC. Changes in the terms of the exchange program may also be required for accounting, tax or local legal requirements. It is possible that we would need to make modifications to the proposed terms of the exchange program offered to employees in countries outside the United States either to comply with local requirements or for other reasons, including tax or accounting considerations. Although we intend to offer the exchange program to all or substantially all of our employees, we may exclude employees outside the United States from the exchange program based on our compensation philosophy and policies. In making such determination, we will consider whether local law, expense, complexity, administrative burden or other constraints would make their participation illegal, infeasible, impractical or inadvisable. RealNetworks will retain the discretion to make any

such necessary or desirable changes to the terms of the exchange program. Additionally, our Board of Directors may decide to not implement the exchange program even if shareholder approval of this proposal is obtained or may terminate the exchange program once it is in progress.

Tax Consequences of Participation

The following is a summary of the anticipated material United States federal income tax consequences of participating in the exchange program. A more detailed summary of the applicable tax considerations to participants will be provided in the exchange program documents. The exchange of eligible options for replacement options should be treated as a non-taxable exchange and neither we nor any of our employees should recognize any income for United States federal income tax purposes upon the surrender of eligible options and the grant of replacement options. The law and regulations themselves are subject to change and the Internal Revenue Service is not precluded from adopting a contrary position. The foregoing is only a summary of the tax effects of U.S. federal income taxation upon participants of the exchange offer and the Company with respect to the surrender of eligible options and grant of new options issued under the exchange offer. It does not purport to be complete, and does not discuss the tax consequences of a service provider's death or the provisions of the income tax laws of any municipality, state or foreign country in which the service provider may reside.

Accounting Treatment of New Equity Awards

Under FAS 123R, on accounting for share-based payments, we will recognize incremental compensation expense, if any, resulting from the options granted in the exchange program. The incremental compensation cost will be measured as the excess, if any, of the fair value of each replacement option granted to employees in exchange for surrendered eligible options, measured as of the date the options are granted, over the fair value of the eligible options surrendered in exchange for the replacement options, measured immediately prior to the exchange. Our intent is to be cost-neutral from an accounting perspective at the time of the exchange. In the event that any of the options are forfeited prior to their vesting due to termination of employment, the compensation expense for the forfeited options will not be recognized.

Plan Benefits Relating to the Option Exchange Program

Because participation in the exchange program is voluntary, the benefits or amounts that will be received by any participant if the exchange program is approved and the exchange program is implemented are not currently determinable. None of the members of our Board of Directors or Section 16 officers will be eligible to participate in the exchange program.

Impact of the Exchange Program on our Shareholders

The exchange program is intended to improve employee retention by restoring competitive and appropriate equity incentives for our employees, to meaningfully reduce our total number of outstanding equity awards and our stock overhang and to allow us to make better use of the compensation costs that we have already incurred from our outstanding stock option awards. The exchange program is also intended to have a cost-neutral or minimal cost impact. We are unable to predict the precise impact of the exchange program on our shareholders at this time because we are unable to predict how many or which employees will exchange their eligible options or how many eligible options will be surrendered for exchange.

Burn Rate during 2009, 2010 and 2011

In order to address potential shareholder concerns regarding the number of equity awards that may be granted under the 2005 Plan, on July 24, 2009, our Compensation Committee adopted a policy stating the Compensation Committee's general intention to structure equity-based awards granted by RealNetworks during calendar years 2009, 2010 and 2011 (other than grants assumed or substituted in a merger, acquisition or similar transaction and grants made in the proposed option exchange program) such that the average annual burn rate for such three (3)-year period will not exceed 6.76%. For this purpose, the "annual burn rate" for any year means the total number of shares

of our common stock issuable upon exercise or payment, as the case may be, of the equity-based awards granted by RealNetworks in that year, divided by the weighted average shares of our common stock issued and outstanding for that particular year. In calculating the annual burn rate for the entire three (3)-year period, shares issuable upon exercise or payment, as the case may be, of awards other than options or stock appreciation rights shall be counted as equivalent to (1) 1.5 option shares if our annual stock price volatility is 53% or higher, (2) 2.0 option shares if our annual stock price volatility is between 25% and 52%, and (3) 4.0 option shares if our annual stock price volatility is less than 25%. Shares underlying performance share awards will not be included in the burn rate until the year in which such shares are earned and then only to the extent so earned. Awards settled in cash will not be included in the calculation of the burn rate.

Text of Proposed Amendments to Stock Plans

The amendments to our Stock Plans to permit the one-time stock option exchange program would add a new Section 12.5, Section 7.16 and Section 7.15 to the 2005 Plan, the 2000 Plan and the 1996 Plan, respectively, which new sections would read substantially as follows:

"Notwithstanding any other provision of the stock plan to the contrary, upon approval of the company's shareholders of this Section, the Committee may provide for, and the company may implement, a one-time-only option exchange offer, pursuant to which certain outstanding Options could, at the election of the person holding such Option, be tendered to the company for cancellation in exchange for the issuance of a lesser amount of Options with a lower exercise price, provided that such one-time-only option exchange offer is commenced within 12 months of the date of such shareholder approval."

The full text of the 2005 Plan as amended and restated by the amendments described herein is attached to this Proxy Statement as Appendix A. The additional amendments to the 2005 Plan described herein are set forth in Sections 3.1(a), 5.3 and 13.14 of Appendix A.

Summary of the 2005 Plan

Set forth below is a summary of the principal provisions of the 2005 Plan, which is subject to and qualified by reference to the 2005 Plan. A copy of the 2005 Plan (as amended by the proposed amendments herein, is attached to this Proxy Statement as Appendix A).

Purpose. The purpose of the 2005 Plan is to assist RealNetworks in attracting and retaining highly skilled individuals to serve as employees, directors, consultants and/or advisors of RealNetworks who are expected to contribute to RealNetworks' success and to achieve long-term objectives which will inure to the benefit of all shareholders of RealNetworks through the additional incentives inherent in the awards offered under the 2005 Plan.

Shares Available for Issuance. Following the closing date of the exchange program (the "Offer Closing Date"), the total number of shares of Common Stock available for issuance under the 2005 Plan after the Offer Closing Date shall be equal to the sum of (a) 8,245,000 and (b) the result of multiplying seven tenths (.7) by the difference between (x) the number of shares of Common Stock that are cancelled in connection with the exchange program (as described in this Proxy Statement) and (y) the number of shares of Common Stock subject to stock options that are issued under the exchange program. After the Offer Closing Date, the total number of shares of Common Stock authorized for issuance under the 2005 Plan shall be equal to the sum of (a) the number of shares of Common Stock authorized and available for grant under the 2005 Plan effective as of the Offer Closing Date, as calculated in the previous sentence, plus (b) the number of shares of Common Stock issued and outstanding under the 2005 Plan after the Offer Closing Date, as calculated using the share counting rules set forth below. In the event of 100% participation in the exchange program, we anticipate having a total of approximately 42.2 million shares of Common Stock authorized for the issuance of awards under the 2005 Plan after the Offer Closing Date, of which approximately 20.5 million would be available for the issuance of new awards. Any shares subject to options, stock appreciation rights or tandem stock appreciation rights shall be counted against the shares available for issuance as one (1) share for every share subject thereto. After the Offer Closing Date, any shares subject to awards other than options, stock appreciation rights or tandem stock appreciation rights shall be counted against the shares available for issuance as one and six tenths (1.6) shares for every one (1) share subject thereto. To the extent that a share that was subject to an award that counted as one (1) share against the 2005 Plan reserve is recycled back into the 2005

Proxy Statement

Plan, the 2005 Plan shall be credited with one (1) share. To the extent that a share that was subject to an award that counted as one and six tenths (1.6) shares against the 2005 Plan reserve is recycled back into the 2005 Plan, the 2005 Plan shall be credited with one and six tenths (1.6). If an award expires or becomes unexercisable without having been exercised in full, or, with respect to a performance award, restricted stock award or other stock unit award, is forfeited to or repurchased by RealNetworks, the unpurchased shares (or for awards other than options and stock appreciation rights, the forfeited or repurchased shares) which were subject thereto shall become available for future grant or sale under the 2005 Plan. With respect to stock appreciation rights ("SARs"), when a stock settled SAR is exercised, the shares subject to a SAR grant agreement shall be counted against the shares available for issuance as one (1) share for every share subject thereto, regardless of the number of shares used to settle the SAR upon exercise. Shares that have been issued under the 2005 Plan under any award shall not be returned to the 2005 Plan and shall not become available for future distribution under the 2005 Plan; provided, however, that if shares issued pursuant to a performance award, restricted stock award or other stock unit award are repurchased by RealNetworks at their original purchase price or are forfeited to RealNetworks, such shares shall become available for future grant under the 2005 Plan. Shares used to pay the exercise price of an option shall not become available for future grant or sale under the 2005 Plan. Shares used to satisfy tax withholding obligations shall not become available for future grant or sale under the 2005 Plan. Shares reacquired by RealNetworks on the open market or otherwise using cash proceeds from the exercise of options shall not become available for future grants or sale under the 2005 Plan. To the extent a 2005 Plan award is paid out in cash rather than stock, such cash payment shall not reduce the number of shares available for issuance under the 2005 Plan.

Eligibility; Awards to be Granted to Certain Individuals and Groups. Options, stock appreciation rights, performance awards, restricted stock awards and other stock unit awards may be granted under the 2005 Plan. Options granted under the 2005 Plan may be either "incentive stock options," as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or nonstatutory stock options. Options, stock appreciation rights, performance awards, restricted stock awards and other stock unit awards may be granted under the Restated 2005 Plan to any employee, non-employee member of the Board of Directors, consultant or advisor who provides services to RealNetworks or of any subsidiary of RealNetworks. Incentive stock options may be granted only to employees of RealNetworks or of any subsidiary of RealNetworks. As of July 24, 2009, approximately 1,934 employees, non-employee directors, consultants and advisors would be eligible to participate in the 2005 Plan. The Compensation Committee, in its discretion, selects the person(s) to whom options, stock appreciation rights, performance awards, restricted stock awards or other stock unit awards may be granted, the time or times at which such options, stock appreciation rights, performance awards, restricted stock awards or other stock unit awards shall be granted, and the number of shares subject to each such grant. For this reason, it is not possible to determine the benefits or amounts that will be received by any particular individual or individuals in the future. The 2005 Plan provides that no person(s) may be granted, in any 12-month period, awards for shares of Common Stock in excess of (i) options or stock appreciation rights to purchase up to a maximum of two million shares of common stock, and (ii) up to a maximum of an additional 900,000 shares of Common Stock with respect to performance awards, restricted stock awards and/or other stock unit awards that are denominated in shares. In addition to the foregoing, a person can also receive payment of up to an additional $3,000,000 during the same 12-month period with respect to cash-based performance awards.

Administration. The Plan shall be administered by the Compensation Committee of the Board of Directors (the "Committee") or a subcommittee thereof formed by the Committee.

Terms and Conditions of Options. Each option is evidenced by a stock option agreement between RealNetworks and the optionee, and is subject to the following additional terms and conditions:

Exercise Price. The exercise price of options granted under the 2005 Plan shall be determined by the Committee at the time the options are granted. The exercise price of an option may not be less than 100% of the fair market value of the Common Stock on the date such option is granted; provided, however, the exercise price of an incentive stock option granted to a 10% shareholder may not be less than 110% of the fair market value of the Common Stock on the date such option is granted. The fair market value of the Common Stock is generally determined with reference to the closing sale price for the Common Stock (or the closing bid if no sales were reported) on the date the option is granted.

Exercise of Option; Form of Consideration. The Committee determines when options become exercisable, and may in its discretion, accelerate the vesting of any outstanding option. The 2005 Plan permits payment to be made by cash, check, other shares of Common Stock of RealNetworks, any other form of consideration approved by the Committee and permitted by applicable law, or any combination thereof.

Term of Option. Options granted under the 2005 Plan expire no later than seven (7) years from the date of grant; provided that in the case of an incentive stock option granted to a 10% shareholder, the term of the option may be no more than five (5) years from the date of grant. No option may be exercised after the expiration of its term.

Stock Appreciation Rights. The Committee is authorized to grant stock appreciation rights in connection with all or any part of an option granted under the 2005 Plan, either concurrently with the grant of the option or at any time thereafter, and to grant stock appreciation rights independently of options. A stock appreciation right granted in connection with an option is exercisable only when and to the extent that the underlying option is exercisable, and expires no later than the date on which the underlying option expires. Independent stock appreciation rights are exercisable in whole or in part at such times as the Committee specifies in the grant or agreement. However, the term of an independent stock appreciation right may be no more than seven (7) years from the date of grant.

RealNetworks' obligations arising upon the exercise of a stock appreciation right may be paid in cash, Common Stock or other property, or any combination of the same, as the Committee may determine. Shares issued upon the exercise of a stock appreciation right are valued at their fair market value as of the date of exercise.

Restricted Stock Awards. Restricted stock awards may be issued to participants either alone or in addition to other awards granted under the 2005 Plan, and shall also be available as a form of payment of performance awards and other earned cash-based incentive compensation. Subject to the annual share limit and vesting limitations set forth above, the Committee has complete discretion to determine (i) the number of shares subject to a restricted stock award granted to any participant and (ii) the conditions for grant or for vesting that must be satisfied, which typically will be based principally or solely on continued provision of services but may include a performance-based component. Until the shares are issued, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the underlying shares.

Performance Awards. Performance awards are awards that obligate RealNetworks to deliver shares to the participant as specified on each vesting date. Performance awards may be granted at any time and from time to time as shall be determined at the discretion of the Committee. Subject to the annual share limit set forth above, the Committee shall have complete discretion to determine (i) the number of shares of common stock subject to a performance award granted to any service provider and (ii) the conditions that must be satisfied for grant or for vesting, which typically will be based principally or solely on achievement of performance milestones but may include a service-based component.

Other Stock Unit Awards. Other awards of units having a value equal to an identical number of shares may be granted under the 2005 Plan, and shall also be available as a form of payment of other awards granted under the 2005 Plan and other earned cash-based incentive compensation.

Code Section 162(m) Performance Goals. The 2005 Plan is designed to permit RealNetworks to issue awards that qualify as performance-based under Section 162(m) of the Code. Thus, the Committee may make performance goals applicable to a participant with respect to an award. At the Committee's discretion, one or more of the following performance goals may apply: net revenue; revenue growth; pre-tax income before allocation of corporate overhead and bonus; earnings per share; net income; division, group or corporate financial goals; return on shareholders' equity; total shareholder return; return on assets; attainment of strategic and operational initiatives; appreciation in and/or maintenance of the price of the common stock or any other publicly-traded securities of RealNetworks; market share; gross profits; earnings before taxes; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; economic value-added models; comparisons with various stock market indices; reductions in costs; cash flow; cash flow per share; return on invested capital; cash flow return on investment; and improvement in or attainment of expense levels on working capital levels of RealNetworks or any subsidiary, division, business segment or business unit of RealNetworks for or within which the participant is primarily employed. Such performance goals also may be based solely by reference to RealNetworks' performance

or the performance of a subsidiary, division, business segment or business unit of RealNetworks, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. The Committee may also exclude the impact of an event or occurrence which the Committee determines should appropriately be excluded, including (a) restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges, (b) an event either not directly related to the operations of RealNetworks or not within the reasonable control of RealNetworks' management, or (c) the cumulative effects of tax or accounting changes in accordance with generally accepted accounting principles.

No Repricing. The 2005 Plan prohibits option or stock appreciation right repricings or exchanges (other than to reflect stock splits, spin-offs or other corporate events) unless shareholder approval is obtained.

Nontransferability of Awards. Unless authorized by the Committee in the agreement evidencing an award granted under the 2005 Plan, an award granted under the 2005 Plan is not transferable other than by will or the laws of descent and distribution, and may be exercised during the participant's lifetime only by the participant or the participant's estate, guardian or legal representative.

Adjustments Upon Changes in Capitalization. In the event that the stock of RealNetworks changes by reason of any merger, reorganization, consolidation, recapitalization, dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure of RealNetworks effected without the receipt of consideration, appropriate adjustments shall be made in the number and class of shares of stock subject to the 2005 Plan, the number and class of shares of awards outstanding under the 2005 Plan, the fiscal year limits on the number of awards that any person may receive and the exercise price of any outstanding option or stock appreciation right.

Change in Control. The Committee may determine at the time an award is granted under the 2005 Plan that, upon a "Change of Control" of RealNetworks (as that term may be defined in the agreement evidencing an award), (a) options and stock appreciation rights outstanding as of the date of the Change of Control immediately vest and become fully exercisable or may be cancelled and terminated without payment therefor if the fair market value of one share of RealNetworks' Common Stock as of the date of the Change of Control is less than the per share option exercise price or stock appreciation right grant price, (b) restrictions and deferral limitations on restricted stock awards lapse and the restricted stock becomes free of all restrictions and limitations and becomes fully vested, (c) performance awards shall be considered to be earned and payable (either in full or pro rata based on the portion of performance period completed as of the date of the Change of Control), and any deferral or other restriction shall lapse and such performance awards shall be immediately settled or distributed, (d) the restrictions and deferral limitations and other conditions applicable to any other stock unit awards or any other awards shall lapse, and such other stock unit awards or such other awards shall become free of all restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant, and (e) such other additional benefits as the Committee deems appropriate shall apply, subject in each case to any terms and conditions contained in the agreement evidencing such award. The Committee may determine that, upon the occurrence of a Change of Control of RealNetworks, each option and stock appreciation right outstanding shall terminate within a specified number of days after notice to the participant, and/or that each participant shall receive, with respect to each share of Common Stock subject to such option or stock appreciation right, an amount equal to the excess of the fair market value of such share immediately prior to the occurrence of such Change of Control over the exercise price per share of such option and/or stock appreciation right; such amount, if any, to be payable in cash, in one or more kinds of stock or property, or in a combination thereof, as the Committee, in its discretion, shall determine.

If in the event of a Change of Control the successor company assumes or substitutes for an option, stock appreciation right, share of restricted stock or other stock unit award, then each outstanding option, stock appreciation right, share of restricted stock or other stock unit award shall not be accelerated as described above. An option, stock appreciation right, share of restricted stock or other stock unit award shall be considered assumed or substituted for if following the Change of Control the award confers the right to purchase or receive, for each share subject to the option, stock appreciation right, restricted stock award or other stock unit award immediately prior to the Change of Control, the consideration received in the transaction constituting a Change of Control by holders of shares for each share held on the effective date of such transaction; provided, however, that if such consideration received in the transaction constituting a Change of Control is not solely common stock of the

successor company, the Committee may, with the consent of the successor company, provide that the consideration to be received upon the exercise or vesting of an option, stock appreciation right, restricted stock award or other stock unit award, for each share subject thereto, will be solely common stock of the successor company substantially equal in fair market value to the per share consideration received by holders of shares in the transaction constituting a Change of Control. Notwithstanding the foregoing, on such terms and conditions as may be set forth in the agreement evidencing an award, in the event of a termination of a participant's employment in such successor company within a specified time period following such Change in Control, each award held by such participant at the time of the Change in Control shall be accelerated as described above.

Termination of Employment. The Committee shall determine and set forth in each agreement evidencing an award under the 2005 Plan whether any such award will continue to be exercisable, and the terms of such exercise, on and after the date a participant ceases to be employed by or provide services to RealNetworks or any subsidiary whether by reason of death, disability, voluntary or involuntary termination of employment or services, or otherwise.

Amendment and Termination of the Restated 2005 Plan. The Board may amend, alter, suspend or terminate the 2005 Plan, or any part thereof, at any time and for any reason. However, RealNetworks shall obtain shareholder approval for any amendment to the 2005 Plan to the extent necessary to comply with Section 162(m) and Section 422 of the Code, or any similar rule or statute. No such action by the Board or shareholders may alter or impair any award previously granted under the 2005 Plan without the written consent of the participant. The 2005 Plan shall terminate automatically on the tenth anniversary of its effective date, except with respect to awards then outstanding under the 2005 Plan. The expected effective date of the amendment and restatement of the 2005 Plan, in the form attached hereto as Appendix A shall be, assuming the shareholders approve this proposal, the Offer Closing Date. If we do not complete and close on the exchange program as described in this Proxy Statement, the 2005 Plan will revert back to the terms in place prior to this amendment and restatement of the 2005 Plan.

Other Provisions. The agreement evidencing awards granted under the 2005 Plan may contain other terms, provisions and conditions not inconsistent with the 2005 Plan as may be determined by the Committee.

Federal Income Tax Consequences. The following discussion summarizes certain federal income tax considerations for U.S. taxpayers receiving options under the 2005 Plan and certain tax effects on RealNetworks, based upon the provisions of the Code, as in effect on the date of this proxy statement, current regulations and existing administrative rulings of the Internal Revenue Service. However, it does not purport to be complete and does not discuss the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside. Tax consequences for any particular individual may be different.

Incentive Stock Options. An optionee who is granted an incentive stock option does not recognize taxable income at the time the option is granted or upon its exercise, although the exercise may subject the optionee to the alternative minimum tax. Upon an optionee's sale of the shares (assuming that the sale occurs at least two years after grant of the option and at least one year after exercise of the option), any gain will be taxed to the optionee as long-term capital gain. If the optionee disposes of the shares prior to the expiration of the above holding periods, then the optionee will recognize ordinary income in an amount generally measured as the difference between the exercise price and the lower of the fair market value of the shares at the exercise date or the sale price of the shares. Any gain or loss recognized on such premature sale of the shares in excess of the amount treated as ordinary income will be characterized as capital gain or loss.

Nonstatutory Stock Options. An optionee does not recognize any taxable income at the time he or she is granted a nonstatutory stock option. Upon exercise, the optionee recognizes taxable income generally measured by the excess of the then fair market value of the shares over the exercise price. Upon a disposition of such shares by the optionee, any difference between the sale price and the optionee's exercise price, to the extent not recognized as taxable income as provided above, is treated as long-term or short-term capital gain or loss, depending on the holding period.

Stock Appreciation Rights. No income will be recognized by a recipient in connection with the grant of a stock appreciation right. When the stock appreciation right is exercised, the recipient will generally be required to

include as taxable ordinary income in the year of exercise an amount equal to the sum of the amount of any cash received and the fair market value of any Common Stock or other property received upon the exercise.

Restricted Stock Awards and Performance Awards. A participant will not have taxable income upon grant of a restricted stock award, performance award or other stock unit award (unless, with respect to restricted stock, he or she elects to be taxed at that time). Instead, he or she will recognize ordinary income at the time of vesting equal to the fair market value (on the vesting date) of the vested shares or cash received minus any amount paid for the shares.

Company Tax Deduction. RealNetworks generally will be entitled to a tax deduction in connection with an award under the 2005 Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonqualified stock option). Special rules limit the deductibility of compensation paid to the Principal Executive Officer (PEO) and to each of the three most highly compensated executive officers (other than the PEO and the Principal Financial Officer). Under Section 162(m) of the Code, the annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000. However, RealNetworks can preserve the deductibility of certain compensation in excess of $1,000,000 if the conditions of Section 162(m) are met with respect to awards. These conditions include shareholder approval of the performance goals under the 2005 Plan, setting individual annual limits on each type of award, and certain other requirements. The 2005 Plan has been designed to permit the Committee to grant certain awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting RealNetworks to receive a federal income tax deduction in connection with such awards.

Accounting Treatment. Beginning on January 1, 2006, RealNetworks began accounting for stock-based compensation in accordance with the requirements of FAS 123R. Under the fair value provisions of FAS 123R, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period.

Summary of the 1996 Plan and the 2000 Plan

The following is a summary of the principal provisions of the 1996 Plan and the 2000 Plan that are relevant for the amendments to the Stock Plans and the exchange program. However, this summary is not a complete description of all of the provisions of the 1996 Plan and the 2000 Plan, and is qualified in its entirety by the specific language of the 1996 Plan and the 2000 Plan, respectively. The 1996 Plan and the 2000 Plan were terminated in 2005. No future equity awards will be granted under the 1996 Plan or the 2000 Plan. However, the terms of the 1996 Plan and the 2000 Plan continue to govern outstanding equity awards granted under them, respectively. Capitalized terms used in this plan description have the meanings defined in the 1996 Plan and the 2000 Plan, as applicable.

Purpose. The purpose of each of the 1996 Plan and the 2000 Plan is to enhance the long-term profitability and shareholder value of the Company by offering an opportunity to invest in the capital stock of the Company to those employees, officers, consultants and agents of the Company and its subsidiaries who are key to the growth and success of the Company, to encourage them to continue to provide services to the Company and its subsidiaries and to encourage them to acquire and maintain stock ownership in the Company.

Administration. Each of the 1996 Plan and the 2000 Plan is administered by a committee or committees of the Board of Directors (the "Administrative Committee"). All members of the Administrative Committee serve at the discretion of the Board of Directors. The Administrative Committee is authorized to administer and interpret the 1996 Plan and the 2000 Plan, subject to their express provisions, as applicable, and to make all determinations necessary or advisable for the administration of the 1996 Plan and the 2000 Plan, as applicable.

Select Terms and Conditions of Options. The method or methods of payment of the purchase price for the shares to be purchased upon exercise of an Option issued under the 1996 or the 2000 Plan shall be determined by the Administrative Committee and may consist of (i) cash, (ii) check, (iii) promissory note, (iv) whole shares of Common Stock already owned by the Option holder, (v) the withholding of shares of Common Stock issuable upon exercise of the Option, (vi) the delivery, together with a properly executed exercise notice, of irrevocable instructions to a broker to deliver promptly to the Company the amount of sale or loan proceeds required to

pay the purchase price, (vii) any combination of the foregoing methods of payment, or (viii) such other consideration and method of payment as may be permitted for the issuance of shares under applicable securities and other laws. The permitted methods of payment of the amounts payable upon exercise of an Option, if other than in cash, shall be set forth in the Option Agreement evidencing the Option and may be subject to such conditions as the Administrative Committee deems appropriate. The optionee must pay to the Company applicable withholding taxes upon exercise of the Option as a condition to receiving the stock certificates. The Option term and vesting schedule, if any, will be fixed by the Administrative Committee. Options generally will be exercisable for one year after termination of services as a result of disability or death and for three months after all other terminations. An Option will not be exercisable if the optionee's services are terminated for "cause," as defined in the 1996 Plan and the 2000 Plan, respectively.

Amendment. The Administrative Committee may from time to time suspend or discontinue the 1996 Plan or the 2000 Plan, or modify or amend the 1996 Plan or the 2000 Plan in such respects as it shall deem advisable; provided, however, that any such modification or amendment shall comply with all applicable laws and stock exchange listing requirements, and when required by law, any such modification or amendment shall be subject to approval by the Company's shareholders. No termination, modification or amendment of the 1996 Plan or the 2000 Plan may adversely affect the rights of the holder of an outstanding Option in any material way unless the holder of the Option consents thereto. With the consent of the holder of an Option, and subject to the terms and conditions of the 1996 Plan or the 2000 Plan, as applicable, the Administrative Committee may amend outstanding Option Agreements with any Option holder, including, without limitation, any amendment that would (i) accelerate the time or times at which the Option may be exercised, and/or (ii) extend the scheduled expiration date of the Option.

Adjustments. If the Company subdivides its outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock dividend, stock split, reclassification or otherwise) or combines its outstanding shares of Common Stock into a smaller number of shares of Common Stock (by reverse stock split, reclassification or otherwise), or if the Administrative Committee determines that any stock dividend, extraordinary cash dividend, reclassification, recapitalization, reorganization, split-up, spin-off, combination, exchange of shares, warrants or rights offering to purchase Common Stock affects the Common Stock such that an adjustment is required in order to preserve the benefits or potential benefits intended to be made available under the 1996 Plan or the 2000 Plan, as applicable, the Administrative Committee shall, in its sole discretion and in such manner as it may deem equitable and appropriate, make adjustments to any or all of (a) the number and kind of shares with respect to which Options may thereafter be granted under the 1996 Plan or the 2000 Plan, as applicable; (b) the number and kind of shares subject to outstanding Options; and (c) the purchase price under outstanding Options.

Nontransferability. Unless the Administrative Committee determines otherwise at the time an Option is granted, an Option granted under the 1996 Plan or the 2000 Plan shall not be transferable other than by will or the laws of descent and distribution. Options may be exercised during the lifetime of the Option holder only by such Option holder (or his or her court appointed legal representative). After an Option is granted, the Administrative Committee may release in whole or in part these restrictions on transferability at any time by giving written notice to the Option holder.

Acceleration. Each outstanding Option under the 1996 Plan and the 2000 Plan shall become exercisable in full in respect of the aggregate number of shares covered thereby, notwithstanding any contrary vesting schedule in the Option Agreement evidencing the Option (except to the extent the Option Agreement expressly provides otherwise), in the event of (a) any merger, consolidation or binding share exchange pursuant to which shares of Common Stock are changed or converted into or exchanged for cash, securities or other property, other than any such transaction in which the persons who hold Common Stock immediately prior to the transaction have immediately following the transaction the same proportionate ownership of the common stock of, and the same voting power with respect to, the surviving corporation; (b) any merger, consolidation or binding share exchange in which the persons who hold Common Stock immediately prior to the transaction have immediately following the transaction less than a majority of the combined voting power of the outstanding capital stock of the Company ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors; (c) any liquidation or dissolution of the Company; (d) any sale, lease, exchange or other transfer not in the ordinary course of business (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company; or (e) any transaction (or series of related transactions), consummated without the approval

or recommendation of the Board, in which (i) any person, corporation or other entity (excluding the Company and any employee benefit plan sponsored by the Company) purchases any Common Stock (or securities convertible into Common Stock) for cash, securities or any other consideration pursuant to a tender offer or exchange offer, or (ii) any person, corporation or other entity (excluding the Company and any employee benefit plan sponsored by the Company) becomes the direct or indirect beneficial owner of securities of the Company representing fifty percent (50%) or more of the combined voting power of the then outstanding securities of the Company ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors.

Federal Tax Consequences. The following is a summary of the general federal income tax consequences to U.S. taxpayers and the Company of Options granted under the 1996 Plan and the 2000 Plan. Tax consequences for any particular individual may be different.

NSOs. No income will be recognized by an Option recipient upon the grant of an NSO granted under the 1996 Plan or the 2000 Plan. On the exercise of an NSO, the optionee will generally have ordinary income in an amount equal to the excess of the fair market value of the shares acquired over the exercise price. The income recognized by an optionee who is also an employee of the Company will be subject to tax withholding. Upon a later sale of such shares, the optionee will have short-term or long-term capital gain or loss, as the case may be, in an amount equal to the difference between the amount realized on such sale and the tax basis of the shares sold. The Company generally will receive a tax deduction for any ordinary income recognized by a holder of an Option (for example, the exercise of an NSO). Special rules limit the deductibility of compensation paid to the Principal Executive Officer (PEO) and to each of the three most highly compensated executive officers (other than the PEO and the Principal Financial Officer). Under section 162(m) of the Internal Revenue Code, the annual compensation paid to each of these executives may not be deductible to the extent that it exceeds $1 million. However, the Company is able to preserve the deductibility of compensation over $1 million if the conditions of section 162(m) are met. These conditions include shareholder approval of the 1996 Plan and the 2000 Plan, as the case may be, and setting limits on the number of Options that any individual may receive. The 1996 Plan has been designed to permit the Administrative Committee to grant Options that qualify as performance-based for purposes of satisfying the conditions of section 162(m).

Our Board of Directors terminated the 1996 Plan and the 2000 Plan in 2005 with respect to new Option grants.

Vote Requirement to Approve this Proposal.

The affirmative vote of a majority of the shares present in person or represented by proxy and voting on the matter is required for the approval of this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE AMENDMENTS TO THE REALNETWORKS, INC. 2005 STOCK INCENTIVE PLAN, AS AMENDED AND RESTATED, THE REALNETWORKS 2000 STOCK OPTION PLAN, AS AMENDED AND RESTATED, AND THE REALNETWORKS, INC. 1996 STOCK OPTION PLAN, AS AMENDED AND RESTATED.

PROPOSAL 3 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed the firm of KPMG LLP as the independent registered public accounting firm for RealNetworks' fiscal year ending December 31, 2009, and the Board of Directors recommends that shareholders vote for the ratification of such appointment. Although ratification by our shareholders is not required by law, RealNetworks has determined that it is desirable to request shareholder approval of this appointment. Notwithstanding its selection, the Audit Committee, in its discretion, may appoint a new independent registered public accounting firm at any time during the year if the Audit Committee believes that such change would be in the best interests of RealNetworks and its shareholders. If the shareholders do not ratify the appointment of KPMG LLP, the Audit Committee may reconsider its selection.

KPMG LLP has audited the accounts of RealNetworks since 1994. KPMG LLP performed audit services in connection with the examination of the consolidated financial statements of RealNetworks for its fiscal year ended

December 31, 2008. In addition, KPMG LLP has rendered other services, including the review of financial statements and related information in various registration statements and filings with the SEC.

Fees Billed by KPMG LLP During 2007 and 2008

The following table presents fees for professional audit services rendered by KPMG LLP, an independent registered public accounting firm, for the audit of our annual financial statements for 2007 and 2008, and fees billed for other services rendered by KPMG LLP.

	2007	2008
Audit Fees(1)	$2,300,682	$3,200,088
Audit-Related Fees	0	0
Tax Fees	0	0
All Other Fees	0	0
Total Fees	$2,300,682	$3,200,088

(1) Fees in connection with the audit of RealNetworks' annual financial statements for the fiscal years ended December 31, 2007 and 2008, reviews of the financial statements included in RealNetworks' quarterly reports on Form 10-Q during the 2007 and 2008 fiscal years, Sarbanes-Oxley Section 404 attestation services and statutory audits for subsidiaries of RealNetworks.

Pre-Approval Policies and Procedures

The Audit Committee approves in advance all audit and non-audit services to be performed by our independent auditors. As part of its pre-approval procedures, the Audit Committee considers whether the provision of any proposed non-audit services is consistent with the SEC's rules on auditor independence. In accordance with its pre-approval procedures, the Audit Committee has pre-approved certain specified audit and non-audit services to be provided by KPMG LLP for up to twelve (12) months from the date of the pre-approval. If there are any additional services to be provided, a request for pre-approval must be submitted by management to the Audit Committee for its consideration. In 2007 and 2008, the Audit Committee approved all fees of KPMG LLP identified in the above table in accordance with SEC requirements.

Annual Independence Discussions

The Audit Committee has determined that the provision by KPMG LLP of non-audit services to RealNetworks is compatible with KPMG LLP maintaining its independence.

Representatives of KPMG LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. It is also expected that they will be available to respond to appropriate questions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE APPOINTMENT OF KPMG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2009.

Report of the Audit Committee of the Board of Directors

The following is the report of the Audit Committee with respect to RealNetworks' audited financial statements, which include the consolidated balance sheets of RealNetworks as of December 31, 2007 and 2008, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2008, and the notes thereto.

As part of fulfilling its responsibilities, the Audit Committee reviewed and discussed the audited consolidated financial statements for fiscal 2008 with management and has discussed those matters required by Statement on Auditing Standards No. 61, "Communication with Audit Committees," as amended (AICPA, Professional

Standards, Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, with KPMG LLP. The Audit Committee received the written disclosures and the letter from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG LLP's communications with the Audit Committee concerning independence, and has discussed with KPMG LLP its independence from RealNetworks.

Based on the Audit Committee's review of the audited consolidated financial statements and its discussions with management, the internal audit function and KPMG LLP, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for fiscal 2008 be included in the RealNetworks Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

The Audit Committee of the Board of Directors

Eric A. Benhamou, Chairman
John Chapple
Pradeep Jotwani
Kalpana Raina

INCORPORATION BY REFERENCE

The SEC allows RealNetworks to "incorporate by reference" information into this Proxy Statement, which means that the Company can disclose important information to you by referring you to other documents that it has filed separately with the SEC. The information incorporated by reference is deemed to be part of this Proxy Statement. This Proxy Statement incorporates by reference the following documents:

1. the Company's Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 2, 2009, as amended;

2. the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, filed with the SEC on May 11, 2009; and

3. the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 to be filed with the SEC no later than August 10, 2009.

OTHER BUSINESS

The Board of Directors does not intend to bring any other business before the meeting, and, so far as is known to the Board, no matters are to be brought before the meeting except as specified in the Notice of Annual Meeting of Shareholders. However, as to any other business that may properly come before the meeting, it is intended that proxies, in the form enclosed, will be voted in respect to those proxies in accordance with the judgment of the persons voting such proxies.

The information contained above under the captions "Compensation Committee Report" and "Report of the Audit Committee of the Board of Directors" shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that RealNetworks specifically incorporates it by reference into such filing.

IT IS IMPORTANT THAT PROXIES ARE RETURNED PROMPTLY AND THAT YOUR SHARES ARE REPRESENTED. SHAREHOLDERS ARE URGED TO MARK, SIGN AND DATE THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE.

BY ORDER OF THE BOARD OF DIRECTORS

ROBERT KIMBALL
Executive Vice President, Corporate Development and Law, General Counsel and Corporate Secretary

August 12, 2009
Seattle, Washington

A COPY OF REALNETWORKS' ANNUAL REPORT ON FORM 10-K FOR THE 2008 FISCAL YEAR, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, IS AVAILABLE WITHOUT CHARGE TO ANY SHAREHOLDER UPON WRITTEN REQUEST TO:
INVESTOR RELATIONS DEPARTMENT
REALNETWORKS, INC.
P.O. BOX 91123
SEATTLE, WASHINGTON 98111-9223

Proxy Statement

(THIS PAGE INTENTIONALLY LEFT BLANK)

REALNETWORKS, INC.

2005 Stock Incentive Plan
(Amended and Restated Effective as of)

1. PURPOSE OF THE PLAN

Purpose. The purpose of the RealNetworks, Inc 2005 Stock Incentive Plan (the "Plan"), as amended and restated effective as of (the "Restatement Effective Date"), is to assist RealNetworks, Inc., a Washington corporation (the "Company"), and its subsidiaries in attracting and retaining selected individuals to serve as employees, directors, consultants and/or advisors of the Company who are expected to contribute to the Company's success and to achieve long-term objectives which will inure to the benefit of all shareholders of the Company through the additional incentives inherent in the Awards hereunder.

2. DEFINITIONS

2.1. *"Award"* shall mean any Option, Stock Appreciation Right, Restricted Stock Award, Performance Award, Other Share-Based Award or any other right, interest or option relating to Shares or other property (including cash) granted pursuant to the provisions of the Plan.

2.2. *"Award Agreement"* shall mean any agreement, contract or other instrument or document, including through an electronic medium, evidencing any Award granted by the Committee hereunder.

2.3. *"Board"* shall mean the board of directors of the Company.

2.4. *"Code"* shall mean the Internal Revenue Code of 1986, as amended from time to time.

2.5. *"Committee"* shall mean the Compensation Committee of the Board or a subcommittee thereof formed by the Compensation Committee to act as the Committee hereunder. The Committee shall consist of no fewer than two Directors, each of whom is (i) a "Non-Employee Director" within the meaning of Rule 16b-3 of the Exchange Act, (ii) an "outside director" within the meaning of Section 162(m) of the Code, and (iii) an "independent director" for purpose of the rules and regulations of the NASDAQ Stock Market.

2.6. *"Covered Employee"* shall mean a "covered employee" within the meaning of Section 162(m) of the Code.

2.7. *"Director"* shall mean a non-employee member of the Board.

2.8. *"Employee"* shall mean any employee of the Company or any Subsidiary and any prospective employee conditioned upon, and effective not earlier than, such person's becoming an employee of the Company or any Subsidiary. Solely for purposes of the Plan, an Employee shall also mean any consultant or advisor who provides services to the Company or any Subsidiary, so long as such person (i) renders bona fide services that are not in connection with the offer and sale of the Company's securities in a capital-raising transaction and (ii) does not directly or indirectly promote or maintain a market for the Company's securities.

2.9. *"Exchange Act"* shall mean the Securities Exchange Act of 1934, as amended.

2.10. *"Fair Market Value"* shall mean, with respect to any property other than Shares, the market value of such property determined by such methods or procedures as shall be established from time to time by the Committee. The Fair Market Value of Shares as of any date shall be the per Share closing price of the Shares as reported on the NASDAQ Stock Market on that date (or if there was no reported price on such date, on the last preceding date on which the price was reported); if the Company is not then listed on the NASDAQ Stock Market but is listed on the New York Stock Exchange, the Fair Market Value of the Shares shall be the per Share closing price of the Shares as reported on the New York Stock Exchange on that date (or if there was no reported price on such date, on the last preceding date on which the price was reported); or, if the Company is not then listed on the NASDAQ Stock Market or the New York Stock Exchange, the Fair Market Value of Shares shall be determined by the Committee in its sole discretion using appropriate criteria.

2.11. *"Freestanding Stock Appreciation Right"* shall have the meaning set forth in Section 6.1.

2.12. *"Limitations"* shall have the meaning set forth in Section 10.5.

2.13. *"Option"* shall mean any right granted to a Participant under the Plan allowing such Participant to purchase Shares at such price or prices and during such period or periods as the Committee shall determine.

2.14. *"Other Share-Based Award"* shall have the meaning set forth in Section 8.1.

2.15. *"Participant"* shall mean an Employee or Director who is selected by the Committee to receive an Award under the Plan.

2.16. *"Payee"* shall have the meaning set forth in Section 13.1.

2.17. *"Performance Award"* shall mean any Award of Performance Shares or Performance Units granted pursuant to Article 9.

2.18. *"Performance Period"* shall mean that period established by the Committee at the time any Performance Award is granted or at any time thereafter during which any performance goals specified by the Committee with respect to such Award are to be measured.

2.19. *"Performance Share"* shall mean any grant pursuant to Article 9 of a unit valued by reference to a designated number of Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including cash, Shares, other property, or any combination thereof, upon achievement of such performance goals during the Performance Period as the Committee shall establish at the time of such grant or thereafter.

2.20. *"Performance Unit"* shall mean any grant pursuant to Section 9 of a unit valued by reference to a designated amount of property (including cash) other than Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including cash, Shares, other property, or any combination thereof, upon achievement of such performance goals during the Performance Period as the Committee shall establish at the time of such grant or thereafter.

2.21. *"Permitted Assignee"* shall have the meaning set forth in Section 12.3.

2.22. *"Prior Plans"* shall mean, collectively, the Company's 1996 Stock Option Plan, 2000 Stock Option Plan, 2002 Director Stock Option Plan, Director Compensation Stock Plan, and the 2005 Stock Incentive Plan prior to the Restatement Effective Date.

2.23. *"Restricted Stock"* shall mean any Share issued with the restriction that the holder may not sell, transfer, pledge or assign such Share and with such other restrictions as the Committee, in its sole discretion, may impose (including any restriction on the right to vote such Share and the right to receive any dividends), which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

2.24. *"Restricted Stock Award"* shall have the meaning set forth in Section 7.1.

2.25. *"Shares"* shall mean the shares of common stock of the Company, par value $0.001 per share.

2.26. *"Stock Appreciation Right"* shall mean the right granted to a Participant pursuant to Section 6.

2.27. *"Subsidiary"* shall mean any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, at the time of the granting of the Award, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

2.28. *"Substitute Awards"* shall mean Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

2.29. *"Tandem Stock Appreciation Right"* shall have the meaning set forth in Section 6.1.

2.32. *"Vesting Period"* shall mean the period of time specified by the Committee during which vesting restrictions for an Award are applicable.

3. SHARES SUBJECT TO THE PLAN

3.1. *Number of Shares.* (a) Subject to adjustment, as provided in Section 12.2, the number of Shares authorized and available for grant under the Plan effective as of the closing date of the Company's one-time stock option exchange program to exchange certain eligible outstanding stock options as described in the Company's 2009 proxy statement (the "Exchange Program") shall be equal to the sum of (i) 8,245,000 and (ii) the result of multiplying seven-tenths (0.7) by the difference between (x) the number of Shares subject to stock options that are cancelled in the Exchange Program and (y) the number of Shares subject to stock options that are issued under the Exchange Program. For example, if 29,000,000 Shares subject to stock options are tendered in the Exchange Program and 11,565,000 Shares subject to stock options are issued under the Exchange Program, for purposes of the prior sentence the difference between the number of Shares subject to stock options that are cancelled and the number of Shares subject to stock options that are issued would be 17,435,000 [29,000,000 *minus* 11,565,000 = 17,435,000]. As a result, 12,204,500 Shares [17,435,000 *multiplied by* 0.7] would be added to 8,245,000, for a total of 20,449,500 Shares authorized and available for grant under the Plan following the closing date of the Exchange Program (the "Exchange Program Closing Date"). The total number of shares authorized for grant under the Plan shall be equal to the sum of (a) the number of Shares authorized and available for grant under the Plan effective as Exchange Program Closing Date, as calculated above, plus (b) the number of Shares issued and outstanding under the Plan as of the Exchange Program Closing Date, as calculated using the Share counting rules in the next paragraph.

Any Shares that are subject to Awards of Options, Stock Appreciation Rights (other than Tandem Stock Appreciation Rights) granted on or after the Exchange Program Closing Date, shall be counted against this limit as one (1) Share for every one (1) Share granted. Any Shares that are subject to Awards other than Options or Stock Appreciation Rights granted after the Exchange Program Closing Date, shall be counted against this limit as one and six-tenths (1.6) Shares for every one (1) Share granted.

(b) If, after the Exchange Program Closing Date, any Shares subject to an Award or to an award under the Prior Plans are forfeited or expire, or any Award or award under the Prior Plans is settled for cash, the Shares subject to such Award or to such award under the Prior Plans shall, to the extent of such forfeiture, expiration or cash settlement, again be available for Awards under the Plan, subject to Section 3.1(d) below. Notwithstanding anything to the contrary contained herein, the following Shares shall not be added to the Shares authorized for grant under paragraph (a) of this Section: (i) Shares tendered by the Participant or withheld by the Company in payment of the purchase price of an Option or an option granted under the Prior Plans, or to satisfy any tax withholding obligation with respect to an Option or Stock Appreciation Right or options or stock appreciation rights granted under the Prior Plans, and (ii) Shares subject to a Stock Appreciation Right or a stock appreciation right granted under the Prior Plans that are not issued in connection with its stock settlement on exercise thereof and (iii) Shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options or options granted under the Prior Plans.

(c) Substitute Awards may be issued under the Plan and such Substitute Awards shall not reduce the Shares authorized for grant under the Plan or the Limitations applicable to a Participant under Section 10.5, nor shall Shares subject to a Substitute Award again be available for Awards under the Plan to the extent of any forfeiture, expiration or cash settlement as provided in paragraph (b) above. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan; provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees or Directors prior to such acquisition or combination.

(d) Any Shares that again become available for grant pursuant to this Article on or after the Exchange Program Closing Date shall be added back as one (1) Share if such Shares were subject to Options or Stock Appreciation Rights granted under the Plan or options or stock appreciation rights granted under the Prior Plans, and as one and six-tenths (1.6) if such Shares were subject to Awards other than Options or Stock Appreciation Rights granted under the Plan or options or stock appreciation rights granted under the Prior Plans.

3.2. *Character of Shares.* Any Shares issued hereunder may consist, in whole or in part, of authorized and unissued shares or shares purchased in the open market or otherwise.

4. ELIGIBILITY AND ADMINISTRATION

4.1. *Eligibility.* Any Employee or Director shall be eligible to be selected as a Participant.

4.2. *Administration.* (a) The Plan shall be administered by the Committee. The Committee shall have full power and authority, subject to the provisions of the Plan and subject to such orders or resolutions not inconsistent with the provisions of the Plan as may from time to time be adopted by the Board, to: (i) select the Employees and Directors to whom Awards may from time to time be granted hereunder; (ii) determine the type or types of Awards, not inconsistent with the provisions of the Plan, to be granted to each Participant hereunder; (iii) determine the number of Shares to be covered by each Award granted hereunder; (iv) determine the terms and conditions, not inconsistent with the provisions of the Plan, of any Award granted hereunder; (v) determine whether, to what extent and under what circumstances Awards may be settled in cash, Shares or other property, subject to Section 8.1; (vi) determine whether, to what extent, and under what circumstances cash, Shares, other property and other amounts payable with respect to an Award made under the Plan shall be deferred either automatically or at the election of the Participant; (vii) determine whether, to what extent and under what circumstances any Award shall be canceled or suspended; (viii) interpret and administer the Plan and any instrument or agreement entered into under or in connection with the Plan, including any Award Agreement; (ix) correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent that the Committee shall deem desirable to carry it into effect; (x) establish such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (xi) make any other determination and take any other action that the Committee deems necessary or desirable for administration of the Plan.

(b) Decisions of the Committee shall be final, conclusive and binding on all persons or entities, including the Company, any Participant, and any Subsidiary. A majority of the members of the Committee may determine its actions and fix the time and place of its meetings. Notwithstanding the foregoing or anything else to the contrary in the Plan, any action or determination by the Committee specifically affecting or relating to an Award to a Director shall require the prior approval of the Board.

(c) To the extent not inconsistent with applicable law, including Section 162(m) of the Code, or the rules and regulations of the NASDAQ Stock Market, the Committee may delegate to (i) a committee of one or more directors of the Company any of the authority of the Committee under the Plan, including the right to grant, cancel or suspend Awards and (ii) to the extent permitted by law, to one or more executive officers or a committee of executive officers the right to grant Awards to Employees who are not Directors or executive officers of the Company and the authority to take action on behalf of the Committee pursuant to the Plan to cancel or suspend Awards to Employees who are not Directors or executive officers of the Company.

5. OPTIONS

5.1. *Grant of Options.* Options may be granted hereunder to Participants either alone or in addition to other Awards granted under the Plan. Any Option shall be subject to the terms and conditions of this Article and to such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall deem desirable.

5.2. *Award Agreements.* All Options granted pursuant to this Article shall be evidenced by an Award Agreement in such form and containing such terms and conditions as the Committee shall determine which are not inconsistent with the provisions of the Plan. The terms of Options need not be the same with respect to each Participant. Granting of an Option pursuant to the Plan shall impose no obligation on the recipient to exercise such

Option. Any individual who is granted an Option pursuant to this Article may hold more than one Option granted pursuant to the Plan at the same time.

5.3. *Option Price.* Other than in connection with Substitute Awards, the option price per each Share purchasable under any Option granted pursuant to this Article shall not be less than 100% of the Fair Market Value of such Share on the date of grant of such Option. Other than pursuant to Section 12.2, the Committee shall not without the approval of the Company's shareholders (a) lower the option price per Share of an Option after it is granted, (b) cancel an Option in exchange for cash or another Award (other than in connection with Substitute Awards or a Change of Control (as that term may be defined in an Award Agreement), and (c) take any other action with respect to an Option that would be treated as a repricing under the rules and regulations of the NASDAQ Stock Market.

5.4. *Option Term.* The term of each Option shall be fixed by the Committee in its sole discretion; provided that no Option shall be exercisable after the expiration of seven (7) years from the date the Option is granted, except in the event of death or disability.

5.5. *Exercise of Options.* (a) Vested Options granted under the Plan shall be exercised by the Participant or by a Permitted Assignee thereof (or by the Participant's executors, administrators, guardian or legal representative, as may be provided in an Award Agreement) as to all or part of the Shares covered thereby, by the giving of notice of exercise to the Company or its designated agent, specifying the number of Shares to be purchased, accompanied by payment of the full purchase price for the Shares being purchased. Unless otherwise provided in an Award Agreement, full payment of such purchase price shall be made at the time of exercise and shall be made (i) in cash or cash equivalents (including certified check or bank check or wire transfer of immediately available funds), (ii) by tendering previously acquired Shares (either actually or by attestation), valued at their then Fair Market Value, (iii) with the consent of the Committee, by delivery of other consideration (including, where permitted by law and the Committee, other Awards) having a Fair Market Value on the exercise date equal to the total purchase price, (iv) with the consent of the Committee, by withholding Shares otherwise issuable in connection with the exercise of the Option, (v) through any other method specified in an Award Agreement, or (vi) any combination of any of the foregoing. The notice of exercise, accompanied by such payment, shall be delivered to the Company at its principal business office or such other office as the Committee may from time to time direct, and shall be in such form, containing such further provisions consistent with the provisions of the Plan, as the Committee may from time to time prescribe. In no event may any Option granted hereunder be exercised for a fraction of a Share. No adjustment shall be made for cash dividends or other rights for which the record date is prior to the date of such issuance.

(b) Notwithstanding the foregoing, an Award Agreement may provide that if on the last day of the term of an Option the Fair Market Value of one Share exceeds the option price per Share, the Participant has not exercised the Option or a Tandem Stock Appreciation Right (if applicable) and the Option has not expired, the Option shall be deemed to have been exercised by the Participant on such day with payment made by withholding Shares otherwise issuable in connection with the exercise of the Option. In such event, the Company shall deliver to the Participant the number of Shares for which the Option was deemed exercised, less the number of Shares required to be withheld for the payment of the total purchase price and required withholding taxes; provided, however, any fractional Share shall be settled in cash, rounded down to the nearest $.01.

5.6. *Form of Settlement.* In its sole discretion, the Committee may provide, at the time of grant, that the Shares to be issued upon an Option's exercise shall be in the form of Restricted Stock or other similar securities, or may reserve the right so to provide after the time of grant.

5.7. *Incentive Stock Options.* The Committee may grant Options intended to qualify as "incentive stock options" as defined in Section 422 of the Code, to any employee of the Company or any Subsidiary, subject to the requirements of Section 422 of the Code. Notwithstanding anything in Section 3.1 to the contrary and solely for the purposes of determining whether Shares are available for the grant of "incentive stock options" under the Plan, the maximum aggregate number of Shares with respect to which "incentive stock options" may be granted under the Plan shall be 3,000,000 Shares. In addition, and notwithstanding anything in this Section 5 to the contrary, if an incentive stock option is granted to a Participant who at the time such grant owns (within the meaning of Section 422 of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of its parent corporation or of any Subsidiary (i) the option price per Share under the incentive stock

option shall be not less than 110% of the Fair Market Value of a Share on the date of grant of the incentive stock option and (ii) such incentive stock option shall expire and no longer be exercisable no later than 5 years from the date of grant.

6. STOCK APPRECIATION RIGHTS

6.1. *Grant and Exercise.* The Committee may provide Stock Appreciation Rights (a) in conjunction with all or part of any Option granted under the Plan or at any subsequent time during the term of such Option ("Tandem Stock Appreciation Right"), (b) in conjunction with all or part of any Award (other than an Option) granted under the Plan or at any subsequent time during the term of such Award, or (c) without regard to any Option or other Award (a "Freestanding Stock Appreciation Right"), in each case upon such terms and conditions as the Committee may establish in its sole discretion.

6.2. *Terms and Conditions.* Stock Appreciation Rights shall be subject to such terms and conditions, not inconsistent with the provisions of the Plan, as shall be determined from time to time by the Committee, including the following:

(a) Upon the exercise of a Stock Appreciation Right, the holder shall have the right to receive the excess of (i) the Fair Market Value of one Share on the date of exercise (or such other amount less than such Fair Market Value as the Committee shall so determine at any time during a specified period before the date of exercise) over (ii) the grant price of the Stock Appreciation Right as specified by the Committee in its sole discretion, which, except in the case of Substitute Awards or in connection with an adjustment provided in Section 12.2, shall not be less than the Fair Market Value of one Share on such date of grant or, if applicable, the exercise price of the related Option with respect to a Tandem Stock Appreciation Right granted subsequent to the related Option (subject to the requirements of Section 409A of the Code).

(b) The Committee shall determine in its sole discretion whether payment shall be made in cash, in whole Shares or other property, or any combination thereof.

(c) Any Tandem Stock Appreciation Right may be granted at the same time as the related Option is granted or at any time thereafter before exercise or expiration of such Option.

(d) Any Tandem Stock Appreciation Right related to an Option may be exercised only when the related Option would be exercisable and the Fair Market Value of the Shares subject to the related Option exceeds the option price at which Shares can be acquired pursuant to the Option. In addition, if a Tandem Stock Appreciation Right exists with respect to less than the full number of Shares covered by a related Option, then an exercise or termination of such Option shall not reduce the number of Shares to which the Tandem Stock Appreciation Right applies until the number of Shares then exercisable under such Option equals the number of Shares to which the Tandem Stock Appreciation Right applies.

(e) Any Option related to a Tandem Stock Appreciation Right shall no longer be exercisable to the extent the Tandem Stock Appreciation Right has been exercised.

(f) The provisions of Stock Appreciation Rights need not be the same with respect to each recipient.

(g) The Committee may impose such other conditions or restrictions on the terms of exercise and the exercise price of any Stock Appreciation Right, as it shall deem appropriate, including providing that the exercise price of a Tandem Stock Appreciation Right may be less than the Fair Market Value on the date of grant if the Tandem Stock Appreciation Right is added to an Option following the date of the grant of the Option (subject to the requirements of Section 409A of the Code). Notwithstanding the foregoing provisions of this Section 6.2(g), but subject to Section 12.2, a Freestanding Stock Appreciation Right shall generally have the same terms and conditions as Options, including (i) an exercise price not less than Fair Market Value of one Share on the date of grant or, if applicable, on the date of grant of an Option with respect to a Freestanding Stock Appreciation Right granted in exchange for an Option (subject to the requirements of Section 409A of the Code) except in the case of Substitute Awards or in connection with an adjustment provided in Section 12.2, and (ii) a term not greater than seven (7) years.

(h) An Award Agreement may provide that if on the last day of the term of a Stock Appreciation Right the Fair Market Value of one Share exceeds the exercise price per Share of the Stock Appreciation Right, the Participant has not exercised the Stock Appreciation Right or the tandem Option (if applicable), and neither the Stock Appreciation Right nor the Option has expired, the Stock Appreciation Right shall be deemed to have been exercised by the Participant on such day. In such event, the Company shall make payment to the Participant in accordance with this Section, reduced by the number of Shares (or cash) required for withholding taxes; any fractional Share shall be settled in cash, rounded down to the nearest $.01.

(i) Without the approval of the Company's shareholders, other than pursuant to Section 12.2, the Committee shall not (i) reduce the grant price of any Stock Appreciation Right after the date of grant (ii) cancel any Stock Appreciation Right in exchange for cash or another Award (other than in connection with a Change of Control, as defined in Section 11.3, or a Substitute Award), or (iii) take any other action with respect to a Stock Appreciation Right that would be treated as a repricing under the rules and regulations of the NASDAQ Stock Market.

(j) The Committee may impose such terms and conditions on Stock Appreciation Rights granted in conjunction with any Award (other than an Option) as the Committee shall determine in its sole discretion.

7. RESTRICTED STOCK

7.1. *Grants.* Awards of Restricted Stock may be issued hereunder to Participants either alone or in addition to other Awards granted under the Plan (a "Restricted Stock Award"), and such Restricted Stock Awards shall also be available as a form of payment of Performance Awards and other earned cash-based incentive compensation. A Restricted Stock Award shall be subject to vesting restrictions during the Vesting Period as specified by the Committee. The Committee has absolute discretion to determine whether any consideration (other than services) is to be received by the Company or any Subsidiary as a condition precedent to the issuance of Restricted Stock.

7.2. *Award Agreements.* The terms of any Restricted Stock Award granted under the Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan. The terms of Restricted Stock Awards need not be the same with respect to each Participant. The Committee may, in its sole discretion and subject to the limitations imposed under Section 162(m) of the Code and the regulations thereunder in the case of a Restricted Stock Award intended to comply with the performance-based exception under Code Section 162(m), waive the forfeiture period and any other conditions set forth in any Award Agreement subject to such terms and conditions as the Committee shall deem appropriate.

7.3. *Rights of Holders of Restricted Stock.* Unless otherwise provided in the Award Agreement, beginning on the date of grant of the Restricted Stock Award and subject to execution of the Award Agreement, the Participant shall become a shareholder of the Company with respect to all Shares subject to the Award Agreement and shall have all of the rights of a shareholder, including the right to vote such Shares and the right to receive distributions made with respect to such Shares. Except as otherwise provided in an Award Agreement, any Shares or any other property (other than cash) distributed as a dividend or otherwise with respect to any Restricted Stock Award as to which the restrictions have not yet lapsed shall be subject to the same restrictions as such Restricted Stock Award. Notwithstanding the provisions of this Section, cash dividends with respect to any Restricted Stock Award and any other property (other than cash) distributed as a dividend or otherwise with respect to any Restricted Stock Award that vests based on achievement of performance goals shall be subject to restrictions and risk of forfeiture to the same extent as the Restricted Stock with respect to which such cash, Shares or other property has been distributed.

7.4. *Issuance of Shares.* Any Restricted Stock granted under the Plan may be evidenced in such manner as the Board may deem appropriate, including book-entry registration or issuance of a stock certificate or certificates, which certificate or certificates shall be held by the Company. Such certificate or certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the restrictions applicable to such Restricted Stock.

8. OTHER SHARE-BASED AWARDS

8.1. *Grants.* Other Awards of Shares and other Awards that are valued in whole or in part by reference to, or are otherwise based on, Shares or other property (collectively "Other Share-Based Awards"), including deferred stock units, may be granted hereunder to Participants, in addition to other Awards granted under the Plan. Other Share-Based Awards shall also be available as a form of payment of other Awards granted under the Plan and other earned cash-based compensation (including Directors' fees). Prior to granting any Other Share-Based Awards to be settled upon a Change of Control (as that term may be defined in an Award Agreement), the Committee shall consider the implications of Section 409A of the Code on, and take any action or adopt any provision with respect to, such Other Share-Based Award that it deems necessary or appropriate in its sole discretion.

8.2. *Award Agreements.* The terms of Other Share-Based Awards granted under the Plan shall be set forth in an Award Agreement, or in a sub-plan forming part of the Plan, which shall contain provisions determined by the Committee and not inconsistent with the Plan. The terms of such Awards need not be the same with respect to each Participant. Notwithstanding the provisions of this Section, any property (other than cash) distributed as a dividend or otherwise with respect to the number of Shares covered by an Other Share-Based Award that vests based on achievement of performance goals shall be subject to restrictions and risk of forfeiture to the same extent as the Shares covered by such Award with respect to which such cash, Shares or other property has been distributed. Other Share-Based Awards may be subject to vesting restrictions during the Vesting Period as specified by the Committee.

8.3. *Payment.* Except as provided in Article 10 or as may be provided in an Award Agreement, Other Share-Based Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee at the time of payment. Other Share-Based Awards may be paid in a lump sum or in installments or, in accordance with procedures established by the Committee, on a deferred basis subject to the requirements of Section 409A of the Code.

8.4. *Deferral of Director Fees and Other Compensation.* Directors shall, if determined by the Board, receive Other Share-Based Awards in the form of deferred stock units in lieu of all or a portion of their annual retainer. In addition, to the extent permitted by the Committee (i) Directors may elect to receive Other Share-Based Awards in the form of deferred stock units in lieu of all or a portion of their annual and committee retainers and annual meeting fees and (ii) Employees may elect to receive Other Share-Based Awards in the form of deferred stock units in lieu of all or a portion of their compensation for services to the Company. The Committee shall, in its absolute discretion, establish such rules and procedures as it deems appropriate for such elections and for the payment the deferred stock units, including (but not limited to) with respect to the requirements of Section 409A of the Code.

9. PERFORMANCE AWARDS

9.1. *Grants.* Performance Awards in the form of Performance Shares or Performance Units, as determined by the Committee in its sole discretion, may be granted hereunder to Participants, for no consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the Plan. The performance goals to be achieved for each Performance Period shall be conclusively determined by the Committee and may be based upon the criteria set forth in Section 10.2.

9.2. *Award Agreements.* The terms of any Performance Award granted under the Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan, including whether such Awards shall have Dividend Equivalents (subject to the requirements of Section 12.6). The terms of Performance Awards need not be the same with respect to each Participant.

9.3. *Terms and Conditions.* The performance criteria to be achieved during any Performance Period and the length of the Performance Period shall be determined by the Committee upon the grant of each Performance Award. The amount of the Award to be distributed shall be conclusively determined by the Committee.

9.4. *Payment.* Except as provided in Article 11 or as may be provided in an Award Agreement, Performance Awards will be distributed only after the end of the relevant Performance Period. Performance Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee at the time of payment. Performance Awards may be paid in a lump sum or in installments following the close of the Performance

Period or, in accordance with procedures established by the Committee, on a deferred basis subject to the requirements of Section 409A of the Code.

10. CODE SECTION 162(m) PROVISIONS

10.1. *Covered Employees.* Notwithstanding any other provision of the Plan, if the Committee determines at the time a Restricted Stock Award, a Performance Award or an Other Share-Based Award is granted to a Participant who is, or is likely to be, as of the end of the tax year in which the Company would claim a tax deduction in connection with such Award, a Covered Employee, then the Committee may provide that this Article 10 is applicable to such Award.

10.2. *Performance Criteria.* If the Committee determines that a Restricted Stock Award, a Performance Award or an Other Share-Based Award is subject to this Article 10, the lapsing of restrictions thereon and the distribution of cash, Shares or other property pursuant thereto, as applicable, shall be subject to the achievement of one or more objective performance goals established by the Committee, which shall be based on the attainment of specified levels of one or any combination of the following: net revenue; revenue growth; pre-tax income before allocation of corporate overhead and bonus; earnings per share; net income; division, group or corporate financial goals; return on shareholders' equity; total shareholder return; return on assets; attainment of strategic and operational initiatives; appreciation in and/or maintenance of the price of the Shares or any other publicly-traded securities of the Company; market share; gross profits; earnings before taxes, earnings before interest and taxes earnings before interest, taxes, depreciation and amortization; economic value-added models; comparisons with various stock market indices; reductions in costs; cash flow, cash flow per share; return on invested capital; cash flow return on investment; and improvement in or attainment of expense levels on working capital levels of the Company or any Subsidiary, division, business segment or business unit of the Company for or within which the Participant is primarily employed. Such performance goals also may be based solely by reference to the Company's performance or the performance of a Subsidiary, division, business segment or business unit of the Company, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. The Committee may also exclude the impact of an event or occurrence which the Committee determines should appropriately be excluded, including (a) restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges, (b) an event either not directly related to the operations of the Company or not within the reasonable control of the Company's management, or (c) the cumulative effects of tax or accounting changes in accordance with generally accepted accounting principles. Such performance goals shall be set by the Committee within the time period prescribed by, and shall otherwise comply with the requirements of, Section 162(m) of the Code, and the regulations thereunder.

10.3. *Adjustments.* Notwithstanding any provision of the Plan (other than Article 11), with respect to any Restricted Stock Award, Performance Award or Other Share-Based Award that is subject to this Section 10, the Committee may adjust downwards, but not upwards, the amount payable pursuant to such Award, and the Committee may not waive the achievement of the applicable performance goals except in the case of the death or disability of the Participant or as otherwise determined by the Committee in special circumstances.

10.4. *Restrictions.* The Committee shall have the power to impose such other restrictions on Awards subject to this Article as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for "performance-based compensation" within the meaning of Section 162(m) of the Code.

10.5. *Limitations on Grants to Individual Participant.* Subject, in each case, to adjustment as provided in Section 12.2, the Company may grant (i) Options or Stock Appreciation Rights during any 12-month period to a Participant for up to a maximum of 2,000,000 Shares and (ii) up to a maximum of an additional 900,000 Shares with respect to Restricted Stock Awards, Performance Awards and/or Other Share-Based Awards during any 12-month period that are intended to comply with the performance-based exception under Code Section 162(m) and are denominated in Shares (collectively, the "Share-Based Limitations"). In addition to the foregoing Share-Based Limitations, a Participant may receive up to an additional $3,000,000 during any 12-month period with respect to Performance Awards that are intended to comply with the performance-based exception under Code Section 162(m) and are denominated in cash (the "Cash-Based Limitation and collectively with the Share-Based Limitations, the

"Limitations"). If an Award is cancelled, the cancelled Award shall continue to be counted toward the applicable Limitations.

11. CHANGE OF CONTROL PROVISIONS

11.1. *Impact on Certain Awards.* Award Agreements may provide that in the event of a Change of Control of the Company (as that term may be defined therein), (a) Options and Stock Appreciation Rights outstanding as of the date of the Change of Control immediately vest and become fully exercisable, (b) that Options and Stock Appreciation Rights outstanding as of the date of the Change of Control may be cancelled and terminated without payment therefor if the Fair Market Value of one Share as of the date of the Change of Control is less than the per Share Option exercise price or Stock Appreciation Right grant price, (c) restrictions and deferral limitations on Restricted Stock lapse and the Restricted Stock becomes free of all restrictions and limitations and becomes fully vested, (d) all Performance Awards shall be considered to be earned and payable (either in full or pro rata based on the portion of Performance Period completed as of the date of the Change of Control), and any limitations or other restrictions shall lapse and such Performance Awards shall be immediately settled or distributed, and (e) the restrictions and deferral limitations and other conditions applicable to any Other Share-Based Awards or any other Awards shall lapse, and such Other Share-Based Awards or such other Awards shall become free of all restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant.

11.2. *Assumption or Substitution of Certain Awards.* (a) Unless otherwise provided in an Award Agreement, in the event of a Change of Control of the Company of which the successor company assumes or substitutes for an Option, Stock Appreciation Right, Restricted Stock Award or Other Share-Based Award (or in which the Company is the ultimate parent corporation and continues the Award), then each outstanding Option, Stock Appreciation Right, Restricted Stock Award or Other Share-Based Award shall not be accelerated as described in Sections 11.1(a), (c) and (e). For the purposes of this Section 11.2, an Option, Stock Appreciation Right, Restricted Stock Award or Other Share-Based Award shall be considered assumed or substituted for if following the Change of Control the Award confers the right to purchase or receive, for each Share subject to the Option, Stock Appreciation Right, Restricted Stock Award or Other Share-Based Award immediately prior to the Change of Control, the consideration (whether stock, cash or other securities or property) received in the transaction constituting a Change of Control by holders of Shares for each Share held on the effective date of such transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the transaction constituting a Change of Control is not solely common stock of the successor company, the Committee may, with the consent of the successor company, provide that the consideration to be received upon the exercise or vesting of an Option, Stock Appreciation Right, Restricted Stock Award or Other Share-Based Award, for each Share subject thereto, will be solely common stock of the successor company substantially equal in fair market value to the per Share consideration received by holders of Shares in the transaction constituting a Change of Control. The determination of such substantial equality of value of consideration shall be made by the Committee in its sole discretion and its determination shall be conclusive and binding. Notwithstanding the foregoing, on such terms and conditions as may be set forth in an Award Agreement, in the event of a termination of a Participant's employment in such successor company within a specified time period following such Change in Control, each Award held by such Participant at the time of the Change in Control shall be accelerated as described in Sections 11.1(a), (c) and (e).

(b) The Committee, in its discretion, may determine that, upon the occurrence of a Change of Control of the Company, each Option and Stock Appreciation Right outstanding shall terminate within a specified number of days after notice to the Participant, and/or that each Participant shall receive, with respect to each Share subject to such Option or Stock Appreciation Right, an amount equal to the excess of the Fair Market Value of such Share immediately prior to the occurrence of such Change of Control over the exercise price per Share of such Option and/or Stock Appreciation Right; such amount to be payable in cash, in one or more kinds of stock or property (including the stock or property, if any, payable in the transaction) or in a combination thereof, as the Committee, in its discretion, shall determine; provided, however, that if the Fair Market Value of one Share as of the date of the Change of Control is less than the per Share Option exercise price or Stock Appreciation Right grant price, the Committee may, in its discretion, cancel and terminate each such outstanding Option and/or Stock Appreciation Right without payment.

12. GENERALLY APPLICABLE PROVISIONS

12.1. *Amendment and Termination of the Plan.* The Board may, from time to time, alter, amend, suspend or terminate the Plan as it shall deem advisable, subject to any requirement for shareholder approval imposed by applicable law, including the rules and regulations of the NASDAQ Stock Market provided that the Board may not amend the Plan in any manner that would result in noncompliance with Rule 16b-3 of the Exchange Act; and further provided that the Board may not, without the approval of the Company's shareholders, amend the Plan to (a) increase the number of Shares that may be the subject of Awards under the Plan (except for adjustments pursuant to Section 12.2), (b) expand the types of awards available under the Plan, (c) materially expand the class of persons eligible to participate in the Plan, (d) amend Section 5.3 or Section 6.2(g) to eliminate the requirements relating to minimum exercise price and shareholder approval, (e) increase the maximum permissible term of any Option specified by Section 5.4 or the maximum permissible term of a Freestanding Stock Appreciation Right specified in Section 6.2(g), or (f) increase the Limitations in Section 10.5. The Board may not, without the approval of the Company's shareholders, except as set forth in Section 12.2, (a) lower, after it is granted, the option price per Share of an Option or the grant price per Share of a Stock Appreciation Right, (b) cancel an Option or Stock Appreciation Right in exchange for cash or another Award (other than in connection with Substitute Awards or a Change of Control, as defined in Section 11.3), or (c) take any other action with respect to an Option or Stock Appreciation Right that would be treated as a repricing under the rules and regulations of the NASDAQ Stock Market. In addition, no amendments to, or termination of, the Plan shall in any way impair the rights of a Participant under any Award previously granted without such Participant's consent.

12.2. *Adjustments.* In the event of any merger, reorganization, consolidation, recapitalization, dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting the Shares or the value thereof, such adjustments and other substitutions shall be made to the Plan and to Awards as the Committee deems equitable or appropriate taking into consideration the accounting and tax consequences, including such adjustments in the aggregate number, class and kind of securities that may be delivered under the Plan, the Limitations in Section 10.5, the maximum number of Shares that may be issued pursuant to Incentive Stock Options, and in the number, class, kind and option or exercise price of securities subject to outstanding Awards granted under the Plan (including, if the Committee deems appropriate, the substitution of similar options to purchase the shares of, or other awards denominated in the shares of, another company) as the Committee may determine to be appropriate in its sole discretion; provided, however, that the number of Shares subject to any Award shall always be a whole number.

12.3. *Transferability of Awards.* Except as provided below, no Award and no Shares subject to Awards described in Article 8 that have not been issued or as to which any applicable restriction, performance or deferral period has not lapsed, may be sold, assigned, transferred, pledged or otherwise encumbered, other than by will or the laws of descent and distribution, and such Award may be exercised during the life of the Participant only by the Participant or the Participant's guardian or legal representative. To the extent and under such terms and conditions as determined by the Committee, a Participant may assign or transfer an Award (each transferee thereof, a "Permitted Assignee") to (i) the Participant's spouse, children or grandchildren (including any adopted and step children or grandchildren), parents, grandparents or siblings, (ii) to a trust for the benefit of one or more of the Participant or the persons referred to in clause (i), (iii) to a partnership, limited liability company or corporation in which the Participant or the persons referred to in clause (i) are the only partners, members or shareholders or (iv) for charitable donations; provided that such Permitted Assignee shall be bound by and subject to all of the terms and conditions of the Plan and the Award Agreement relating to the transferred Award and shall execute an agreement satisfactory to the Company evidencing such obligations; and provided further that such Participant shall remain bound by the terms and conditions of the Plan.

12.4. *Termination of Employment.* The Committee shall determine and set forth in each Award Agreement whether any Awards granted in such Award Agreement will continue to be exercisable, and the terms of such exercise, on and after the date that a Participant ceases to be employed by or to provide services to the Company or any Subsidiary (including as a Director), whether by reason of death, disability, voluntary or involuntary termination of employment or services, or otherwise. The date of termination of a Participant's employment or services will be determined by the Committee, which determination will be final.

12.5. *One-Time Option Exchange Offer.* Notwithstanding any other provision of the Plan to the contrary, upon approval by the Company's shareholders of this Section 12.5 in connection with the Company's 2009 Annual Meeting, the Committee may provide for, and the Company may implement, a one-time-only option exchange offer, pursuant to which certain outstanding Options could, at the election of the person holding such Option, be tendered to the Company for cancellation in exchange for the issuance of a lesser amount of Options with a lower exercise price, provided that such one-time-only option exchange offer is commenced within 12 months of the date of such shareholder approval at the Company's 2009 Annual Meeting.

12.6. *Deferral; Dividend Equivalents.* The Committee shall be authorized to establish procedures pursuant to which the payment of any Award may be deferred, subject to the requirements of Code Section 409A. Subject to the provisions of the Plan and any Award Agreement, the recipient of an Award other than an Option or Stock Appreciation Right may, if so determined by the Committee, be entitled to receive, currently or on a deferred basis, amounts equivalent to cash, stock or other property dividends on Shares ("Dividend Equivalents") with respect to the number of Shares covered by the Award, as determined by the Committee, in its sole discretion. The Committee may provide that the Dividend Equivalents (if any) shall be deemed to have been reinvested in additional Shares or otherwise reinvested and may provide that the Dividend Equivalents are subject to the same vesting or performance conditions as the underlying Award. Notwithstanding the foregoing, Dividend Equivalents distributed in connection with an Award that vests based on the achievement of performance goals shall be subject to restrictions and risk of forfeiture to the same extent as the Award with respect to which such cash, stock or other property has been distributed.

13. MISCELLANEOUS

13.1. *Award Agreements.* Each Award Agreement shall either be (a) in writing in a form approved by the Committee and executed by the Company by an officer duly authorized to act on its behalf, or (b) an electronic notice in a form approved by the Committee and recorded by the Company (or its designee) in an electronic recordkeeping system used for the purpose of tracking one or more types of Awards as the Committee may provide; in each case and if required by the Committee, the Award Agreement shall be executed or otherwise electronically accepted by the recipient of the Award in such form and manner as the Committee may require. The Committee may authorize any officer of the Company to execute any or all Award Agreements on behalf of the Company. The Award Agreement shall set forth the material terms and conditions of the Award as established by the Committee consistent with the provisions of the Plan.

13.2. *Tax Withholding.* The Company shall have the right to make all payments or distributions pursuant to the Plan to a Participant (or a Permitted Assignee thereof) (any such person, a "Payee") net of any applicable federal, state and local taxes required to be paid or withheld as a result of (a) the grant of any Award, (b) the exercise of an Option or Stock Appreciation Right, (c) the delivery of Shares or cash, (d) the lapse of any restrictions in connection with any Award or (e) any other event occurring pursuant to the Plan. The Company or any Subsidiary shall have the right to withhold from wages or other amounts otherwise payable to such Payee such withholding taxes as may be required by law, or to otherwise require the Payee to pay such withholding taxes. If the Payee shall fail to make such tax payments as are required, the Company or its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Payee or to take such other action as may be necessary to satisfy such withholding obligations. The Committee shall be authorized to establish procedures for election by Participants to satisfy such obligation for the payment of such taxes by tendering previously acquired Shares (either actually or by attestation, valued at their then Fair Market Value), or by directing the Company to retain Shares (up to the Participant's minimum required tax withholding rate or such other rate that will not cause an adverse accounting consequence or cost) otherwise deliverable in connection with the Award.

13.3. *Right of Discharge Reserved; Claims to Awards.* Nothing in the Plan nor the grant of an Award hereunder shall confer upon any Employee or Director the right to continue in the employment or service of the Company or any Subsidiary or affect any right that the Company or any Subsidiary may have to terminate the employment or service of (or to demote or to exclude from future Awards under the Plan) any such Employee or Director at any time for any reason. Except as specifically provided by the Committee, the Company shall not be liable for the loss of existing or potential profit from an Award granted in the event of termination of an employment

or other relationship. No Employee or Director shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Employees or Directors under the Plan.

13.4. *Prospective Recipient.* The prospective recipient of any Award under the Plan shall not, with respect to such Award, be deemed to have become a Participant, or to have any rights with respect to such Award, until and unless such recipient shall have executed an agreement or other instrument evidencing the Award and delivered a copy thereof to the Company, and otherwise complied with the then applicable terms and conditions.

13.5. *Substitute Awards.* Notwithstanding any other provision of the Plan, the terms of Substitute Awards may vary from the terms set forth in the Plan to the extent the Committee deems appropriate to conform, in whole or in part, to the provisions of the awards in substitution for which they are granted.

13.6. *Cancellation of Award.* Notwithstanding anything to the contrary contained herein, an Award Agreement may provide that the Award shall be canceled if the Participant, without the consent of the Company, while employed by the Company or any Subsidiary or after termination of such employment or service, engages in activity that violates any agreement between the Company or any Subsidiary and Participant, including any agreement not to compete with the Company, as determined by the Committee in its sole discretion. The Committee may provide in an Award Agreement that if within the time period specified in the Agreement the Participant establishes a relationship with a competitor or engages in an activity referred to in the preceding sentence, the Participant will forfeit any gain realized on the vesting or exercise of the Award and must repay such gain to the Company.

13.7. *Stop Transfer Orders.* All certificates for Shares delivered under the Plan pursuant to any Award shall be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Shares are then listed, and any applicable federal or state securities law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

13.8. *Nature of Payments.* All Awards made pursuant to the Plan are in consideration of services performed or to be performed for the Company or any Subsidiary, division or business unit of the Company. Any income or gain realized pursuant to Awards under the Plan and any Stock Appreciation Rights constitute a special incentive payment to the Participant and shall not be taken into account, to the extent permissible under applicable law, as compensation for purposes of any of the employee benefit plans of the Company or any Subsidiary except as may be determined by the Committee or by the Board or board of directors of the applicable Subsidiary.

13.9. *Other Plans.* Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to shareholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

13.10. *Severability.* The provisions of the Plan shall be deemed severable. If any provision of the Plan shall be held unlawful or otherwise invalid or unenforceable in whole or in part by a court of competent jurisdiction, such provision shall (a) be deemed limited to the extent that such court of competent jurisdiction deems it lawful, valid and/or enforceable and as so limited shall remain in full force and effect, and (b) not affect any other provision of the Plan or part thereof, each of which shall remain in full force and effect. If the making of any payment or the provision of any other benefit required under the Plan shall be held unlawful or otherwise invalid or unenforceable by a court of competent jurisdiction, such unlawfulness, invalidity or unenforceability shall not prevent any other payment or benefit from being made or provided under the Plan, and if the making of any payment in full or the provision of any other benefit required under the Plan in full would be unlawful or otherwise invalid or unenforceable, then such unlawfulness, invalidity or unenforceability shall not prevent such payment or benefit from being made or provided in part, to the extent that it would not be unlawful, invalid or unenforceable, and the maximum payment or benefit that would not be unlawful, invalid or unenforceable shall be made or provided under the Plan.

13.11. *Construction.* As used in the Plan, the words *"include"* and *"including,"* and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words *"without limitation."*

13.12. *Unfunded Status of the Plan.* The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company. In its sole discretion, the Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver the Shares or payments in lieu of or with respect to Awards hereunder; provided, however, that the existence of such trusts or other arrangements is consistent with the unfunded status of the Plan.

13.13. *Governing Law.* The Plan and all determinations made and actions taken thereunder, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Washington, without reference to principles of conflict of laws, and construed accordingly.

13.14. *Effective Date; Termination.* This amendment and restatement of the Plan shall be effective on Exchange Program Closing Date. The amendment and restatement of the Plan shall be null and void and of no effect if the Company, for any reason, does not close the Exchange Program. Awards may be granted under the Plan at any time and from time to time on or prior to the tenth anniversary of the effective date of the amendment and restatement of the Plan, on which date the Plan will expire except as to Awards then outstanding under the Plan. Such outstanding Awards shall remain in effect until they have been exercised or terminated, or have expired.

13.15. *Foreign Employees.* Awards may be granted to Participants who are foreign nationals or employed outside the United States, or both, on such terms and conditions different from those applicable to Awards to Employees employed in the United States as may, in the judgment of the Committee, be necessary or desirable in order to recognize differences in local law or tax policy. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimize the Company's obligation with respect to tax equalization for Employees on assignments outside their home country.

13.16. *Compliance with Section 409A of the Code.* This Plan is intended to comply and shall be administered in a manner that is intended to comply with Section 409A of the Code and shall be construed and interpreted in accordance with such intent. To the extent that an Award or the payment, settlement or deferral thereof is subject to Section 409A of the Code, the Award shall be granted, paid, settled or deferred in a manner that will comply with Section 409A of the Code, including regulations or other guidance issued with respect thereto, except as otherwise determined by the Committee. Any provision of this Plan that would cause the grant of an Award or the payment, settlement or deferral thereof to fail to satisfy Section 409A of the Code shall be amended to comply with Section 409A of the Code on a timely basis, which may be made on a retroactive basis, in accordance with regulations and other guidance issued under Section 409A of the Code.

13.17. *Captions.* The captions in the Plan are for convenience of reference only, and are not intended to narrow, limit or affect the substance or interpretation of the provisions contained herein.

13.18. *Conditions to Issuance of Shares.* The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be necessary or appropriate. Shares (or if applicable, cash or other property) shall not be issued pursuant to an Award unless, as determined by the Company, the issuance and delivery of the Shares (or if applicable, cash or other property) complies with all such laws, rules, regulations and approvals.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 0-23137

RealNetworks, Inc.

(Exact name of registrant as specified in its charter)

Washington	**91-1628146**
(State of incorporation)	*(I.R.S. Employer Identification Number)*
2601 Elliott Avenue, Suite 1000 **Seattle, Washington**	**98121**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(206) 674-2700

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, Par Value $0.001 per share	The NASDAQ Stock Market LLC
Preferred Share Purchase Rights	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," "non-accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the Common Stock held by non-affiliates of the registrant was $602,368,054 on June 30, 2008, based on the closing price of the Common Stock on that date, as reported on the Nasdaq Global Select Market.(1)

The number of shares of the registrant's Common Stock outstanding as of January 31, 2009 was 134,358,494.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement relating to the registrant's 2009 Annual Meeting of Shareholders to be held on or about June 9, 2009 are incorporated by reference into Part III of this Report.

(1) Excludes shares held of record on that date by directors, executive officers and 10% shareholders of the registrant. Exclusion of such shares should not be construed to indicate that any such person directly or indirectly possesses the power to direct or cause the direction of the management of the policies of the registrant.

TABLE OF CONTENTS

Annual Report

PART I.

This Annual Report on Form 10-K and the documents incorporated herein by reference contain forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, and projections about RealNetworks' industry, products, management's beliefs, and certain assumptions made by management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. All statements contained in this annual report on Form 10-K that do not relate to matters of historical fact should be considered forward-looking statements. Forward-looking statements include statements with respect to:

- *future revenues, income taxes, tax benefits, net income per diluted share, acquisition costs and related amortization, and other measures of results of operations;*
- *the effects of our acquisitions, including WiderThan, Sony NetServices GmbH, Exomi Oy and Trymedia, and our position as a technology services provider for leading wireless carriers;*
- *plans, strategies and expected opportunities for growth, increased profitability and innovation in 2009 and future years;*
- *the creation of new strategic partnerships and broadening of existing strategic partnerships and the advantages and growth we will achieve as a result of such partnerships (including in connection with our Games, Music and Technology Products and Solutions businesses);*
- *the expected growth and profitability of our Technology Products and Solutions business;*
- *the performance, governance, management, accounting and integration of our Rhapsody America venture;*
- *the dilutive impact on our shareholders if the call or put rights contained in the limited liability agreement for Rhapsody America are exercised and result in the issuance of additional shares of our common stock;*
- *the financial performance and growth of our Games business, including future international growth;*
- *our intention to separate our Games business, distribute shares of the newly created games company to its shareholders, and the potential sale of up to 20% of the shares of the new games company in an initial public offering;*
- *the migration of our Media Software and Services businesses from general purpose subscription businesses toward premium services and free-to-consumer services, the popularity of the RealPlayer and our expected introduction of new products and innovations in our Media Software and Services business;*
- *our ability to grow our Music business, including opportunities for us to become the platform of choice for the consumer electronics industry, the integration of our Rhapsody DNA into the digital devices of an expanding list of partners and our plans to introduce additional innovations;*
- *the effect of future interoperability on our Music business, the significance of growth opportunities in the digital music market and our expectations for short-term progress and long-term success in our Music business;*
- *the effects of legislation, regulations, administrative proceedings, court rulings, settlement negotiations and other factors that may impact music publishing royalty rates;*
- *the potential outcomes and effects of claims and legal proceedings on our business, prospects, financial condition or results of operations;*
- *our financial position and the availability of resources;*
- *our expectations regarding acquisition activity in 2009 and our focus on the integration of completed acquisitions;*

- *our relationships with our employees;*
- *the effects of U.S. and foreign income taxes on our business, prospects, financial condition or results of operations;*
- *the impairment of our assets and anticipated effects on our customers, business, prospects, financial condition or results of operations;*
- *the effect of economic and market conditions on our business, prospects, financial condition or results of operations;*
- *the effect of Microsoft's obligations under the settlement agreement and commercial agreements between us and Microsoft on our business, prospects, financial condition or results of operations;*
- *the effect of volatility in foreign exchange rates on our business, prospects, financial condition or results of operations;*
- *the effect of accounting standards on our business, prospects, financial condition or results of operations;*
- *future competition; and*
- *the degree of seasonality in our revenue.*

These statements are not guarantees of future performance and actual actions or results may differ materially. These statements are subject to certain risks, uncertainties and assumptions that are difficult to predict, including those noted in the documents incorporated herein by reference. Particular attention should also be paid to the cautionary language included or referred to in the section of Item 1 entitled "Competition," in Item 1A entitled "Risk Factors" and in Item 3 entitled "Legal Proceedings." RealNetworks undertakes no obligation to update publicly any forward-looking statements as a result of new information, future events or otherwise, unless required by law. Readers should, however, carefully review the risk factors included in other reports or documents filed by RealNetworks from time to time with the Securities and Exchange Commission, particularly the Quarterly Reports on Form 10-Q and any Current Reports on Form 8-K.

Item 1. *Business*

Overview

RealNetworks, Inc. enables consumers to enjoy digital entertainment whenever and wherever they want. We pioneered the development of technology for the broadcast of digital media over the Internet and have sustained a long heritage and a continued focus in creating and delivering digital media content such as music, games and video to consumers around the world.

We sell digital entertainment services to consumers for use with a variety of platforms such as PCs, portable music players, mobile phones, home entertainment systems and other consumer electronic devices. We are a market leader in providing pioneering products and services, including: RealPlayer®, the first mainstream media player to enable one-click downloading and recording of Internet video; the award-winning Rhapsody® digital music service, which delivers more than one billion song plays per year; RealArcade®, one of the largest casual games services on the Internet; and a variety of mobile entertainment services, such as ringback tones, music-on-demand and video-on-demand, offered to consumers through leading mobile operators around the world. We also developed and provide a suite of software and services for Internet media delivery for business customers, including our Helix servers and the Helix product portfolio. We manage our business and report segment revenue and profit (loss) based on three segments: Music, Consumer, which includes our Games and Media Software and Services businesses, and Technology Products and Solutions.

Our strategy is to continue to (1) develop technology that provides meaningful differentiation to our chosen markets in digital entertainment services, (2) build a direct relationship with, and grow, our worldwide user base and use feedback from our customers to rapidly innovate and improve our products and (3) create strong business partnerships with device makers, media companies, service providers and other distribution

channels and leverage those partnerships to drive scale and profitability. We intend to continue to expand our products and services beyond the PC to mobile devices and to create compelling digital media experiences on a variety of entertainment devices.

We also intend to use our strong cash position to continue to seek acquisition opportunities to further our strategic initiatives, to make selective internal investments in new products or technologies and to enhance our competitive position. In recent years, we have focused our acquisition efforts principally on the identification and acquisition of targets (1) with technologies and products complementary to ours in order to accelerate and supplement our research and development efforts, (2) to increase the distribution of our products and services into new geographies, (3) to gain significant new customers and (4) with existing or a reasonably expected ability to achieve profitability. For example, our Technology Products and Solutions business acquired WiderThan Co. Ltd. (WiderThan) in 2006 to obtain a new set of products and technologies including ringback tone and music-on-demand businesses for mobile carriers. The WiderThan acquisition also expanded our geographic reach into South Korea and brought us a new relationship with SK Telecom, a leading mobile carrier in South Korea. Subsequent to our acquisition of WiderThan, we acquired Sony NetServices in 2007 to expand our presence in Europe for our ringback tone and music-on-demand products and to enhance our strategic relationship with many of the larger Vodafone operating companies. Similarly, in our Games business, we acquired Zylom in 2006 to expand our presence in Europe and Trymedia in 2008 to expand the distribution of our casual games to a wide variety of new customers through Trymedia's existing syndication business.

In May 2008, we announced our intent to separate our casual Games business into an independent company and to distribute shares of the newly created games company to our shareholders. We also announced that we may precede the spin-off with an initial public offering and sale of up to 20% of the shares of the new games company. In February 2009, we announced that we postponed work with our outside advisors, stopped external spending on the proposed transaction and wrote off the capitalized transaction-related costs in the fourth quarter of 2008. While we still intend to create a separate games company, current conditions do not support a separation transaction.

We were incorporated in 1994 in the State of Washington. Our common stock is listed on the Nasdaq Global Select Market under the symbol "RNWK."

Music

We own and manage a comprehensive set of digital music products and services designed to provide consumers with broad access to digital music. Our goal is to enable consumers to access digital music content anytime, anywhere and from a variety of devices. Our primary music service is Rhapsody, a subscription and advertising-supported music service offering conditional downloads and on demand streaming services through unlimited access to a catalog of millions of music tracks. The Rhapsody service provided in the United States is now operated through our Rhapsody America joint venture with MTV Networks, a division of Viacom International Inc. (MTVN). Rhapsody America, formed in August 2007, also operates Rhapsody.com, a free Web-based version of our digital music service, and the Rhapsody MP3 music store, which enables consumers to purchase and permanently download individual digital music tracks. Our other music services include RadioPass, an Internet radio subscription service, and RealMusic, an offering to consumers outside the U.S. that includes Internet radio and other music content. We generate revenue in the U.S. and internationally primarily through subscriptions to our music services, purchases of tracks and advertising.

Subscription Revenue. The Rhapsody service and jukebox software operated by Rhapsody America is the centerpiece of our music offerings in the U.S. Rhapsody allows consumers to manage their entire digital music collection in one application, and subscribers to our Rhapsody Unlimited service receive legal, unlimited, streaming access to over seven million music tracks for a monthly fee. Rhapsody Unlimited enables subscribers to stream or conditionally download songs "on-demand" to their PC or to other devices, features significant editorial content and provides user-friendly ways for subscribers to explore, organize, listen to and share music. Rhapsody Unlimited subscribers can build and share playlists, create customized radio stations, and customize their own homepage within Rhapsody to receive recommendations, new release information and other content specific to their music tastes and listening history. Rhapsody Unlimited subscribers can use the

Rhapsody jukebox software to download an unlimited number of songs to their computer to listen to offline as long as they remain subscribers. Rhapsody To Go, a premium service also operated by Rhapsody America, provides subscribers all of the benefits of Rhapsody Unlimited in addition to the ability to transfer their music to portable devices. Rhapsody DNA is the proprietary software developed by us that enables the Rhapsody To Go service on a number of third party MP3 players and other digital music products.

In 2008, we expanded the distribution of our Rhapsody subscription music service into the mobile carrier market through an agreement with Verizon Wireless. Rhapsody America exclusively provides the music service offered to Verizon customers as V CAST Music with Rhapsody, which gives customers unlimited access to music on V CAST enabled mobile handsets that support subscriptions.

Advertising Revenue. Rhapsody America also offers a free version of Rhapsody over the Internet called Rhapsody.com that is monetized through advertising related revenue. Rhapsody.com enables consumers in the U.S. to listen to up to 25 songs per month for free utilizing their web browser. This service is offered primarily as a marketing program for the premium version of Rhapsody.

Revenue from Other Music Products and Services. In 2008, Rhapsody America launched a new MP3 music store, which allows consumers to purchase tracks and albums from Rhapsody America and its partners that are free of the digital rights management (DRM) software that limits how and where people can play their music. The MP3 music store offers a catalog of more than seven million tracks from all of the major and many independent music labels and enables customers to purchase individual digital music tracks without subscribing to one of our music subscription services. Rhapsody America also powers the music websites operated by MTVN and Yahoo!, Inc. (Yahoo!), enabling visitors to websites such as MTV.com, VH1.com, and CMT.com to seamlessly play and purchase DRM-free music from Rhapsody America's catalog. Rhapsody America also manages the Rollingstone.com website pursuant to a licensing agreement.

International Revenue. We offer international consumers a subscription-based Internet radio product called RadioPass. RadioPass subscribers gain access to more than 90 pre-programmed, ad-free, high fidelity digital music radio stations in addition to simulcasts of more than 3,000 worldwide broadcast stations for a monthly subscription fee. We also operate Rhapsody Radio, a version of our Internet radio service for distribution to customers via the PC and through certain wireless phone carriers. We have agreements with broadband service providers to provide our radio services on a wholesale basis in order to expose their customers to our online music services. We also generate revenue from selling display and other advertising through the music services we offer to international consumers.

Consumer

Games

We own and operate a comprehensive digital games service that includes a broad range of downloadable and online games products and subscription services focused primarily on casual games for PC and other platforms. Casual games are typically designed to have simple graphics, rules and controls and to be easily downloaded, quick-to-learn and fun to play. Casual games include board, card, puzzle, word and hidden-object games. In addition, casual games typically can be easily adopted for most interactive devices including mobile phones.

Our Games business is actively involved in game development, publishing, licensing, and distribution. We have a diverse portfolio of games created from original games developed by our GameHouse and Mr. Goodliving game studios, games developed by us from content we license from affiliated studios and other intellectual property holders located around the world, and games licensed to us by third parties that we distribute to our customers. We provide game publishing services to certain game developers that give these developers access to our large distribution network and gives us exclusive distribution rights for their games. We distribute games in North America, Europe, Latin America and Japan through our own websites, which are operated under the RealArcade, GameHouse, Zylom and Atrativa brands, and through websites owned or managed by third parties, including other games companies and portals such as Yahoo! and AOL LLC (AOL).

In 2008, we expanded our third party distribution through our acquisition of Trymedia's syndication business assets.

PC Games. Consumers can play and purchase games from our catalog of more than 800 downloadable PC games and over 200 online games across a variety of popular casual game genres, including puzzle, word, hidden object and arcade type games. We also offer Internet-based games subscription services that make it easy for consumers to discover, manage and play both online and downloadable PC games and allow consumers to purchase game credits at a discount or to have unlimited access to our downloadable games in exchange for a monthly subscription fee. Games are typically made available with a free trial and can be purchased on an individual basis or as part of our subscription services. In 2008, we re-launched our GameHouse.com website, which was redesigned to enable a more customizable and easy-to-enjoy game experience. Among other things, the new GameHouse.com website features new games offerings, including one free downloadable game daily, FunTickets, a subscription service that allows consumers to purchase game credits at a discount, and improved features for FunPass subscribers.

We believe that the PC platform is especially appropriate for generating advertising-based revenue. Our online games generate revenue from display advertising that is shown to consumers during online play, and our downloadable games generate revenue from in-game advertising. In 2008, we launched more than 50 casual downloadable games supported by in-game advertising on RealArcade and GameHouse.com. We intend to continue to launch more advertising-supported games through our own family of websites as well as through syndicated distribution channels.

We continue to grow our PC games business through our own development efforts and through strategic acquisitions. In the past three years we have made four acquisitions to improve the geographic reach and product offerings of our Games business. In January 2006, we acquired Zylom Media Group B.V., a distributor and developer of casual online games in Europe, to strengthen our Games business in Europe. In November 2006, we acquired Atrativa Latin America Ltd., a distributor of casual downloadable and online games in Latin America. In October 2007, we acquired Game Trust, Inc. (Game Trust), a casual game infrastructure company that develops and operates innovative community, social networking and commerce tools designed to more deeply engage casual games players. In April 2008, we acquired substantially all of the assets of Trymedia, a distributor of games through a large network of portals, online retailers and game developers. The Trymedia acquisition increased the scale of our syndication business and provided a technology that enables the secure distribution of PC games that we plan to utilize across our games distribution network.

Mobile Games and Other Games Platforms. We have also grown our Games business through the development and distribution of our games for other platforms, including mobile phones, other handheld devices and consoles. We develop and publish original content that consumers can purchase individually or packaged through a subscription mobile games service available through wireless network carriers in the U.S. and Europe. Under our Mr. Goodliving brand, we have created a technology development platform, called EMERGE, that enables us to adapt our games for use on more than 1,400 mobile handsets. In 2008, we launched several of our popular games for games consoles, including the Nintendo Wii and Nintendo DS, and the iPhone.

Media Software and Services

Our Media Software and Services (MSS) products and services include the following:

RealPlayer. Our RealPlayer media player software includes features and services that enable consumers to discover, play and manage audio and video programming on the Internet. RealPlayer plays nearly all major digital media types. Consumers can stream audio and video, save CDs to their personal music collection, burn CDs and transfer their audio and video content to portable devices. With the latest version of our RealPlayer software, RealPlayer 11, consumers can download web video from thousands of websites and transfer them to portable devices or burn them to DVDs as well as easily share video links with friends.

RealPlayer is available to consumers as a free download from the Real.com and RealPlayer.com websites. A premium version of RealPlayer is also available which includes enhanced functionality for CD and DVD burning, enhanced playback controls and additional media library features.

Subscription Revenue SuperPass is our premier MSS subscription service that provides consumers with a broad range of digital entertainment, including a simple way to access popular news and music online. For a monthly fee, a subscriber can download 10 songs from Rhapsody America's MP3 store or a free game from RealArcade as well as view a wide range of movie and television content. In addition, SuperPass subscribers have access to all of the premium RealPlayer features.

Additionally, we utilize our MSS subscription services in direct product and marketing partnerships with content owners to offer consumers exclusive access to content online and to deliver additional distribution and revenue opportunities for content owners. For example, we have offered for a number of years a subscription for exclusive live video feeds from CBS's Big Brother house through our SuperPass service.

Advertising and Third-Party Software. We sell advertising on our Real.com family of websites including our Film.com website. These sites offer a wide range of free entertainment news and content. In addition, we distribute third-party software products, such as the Google toolbar, to consumers who wish to download additional applications when downloading our software products.

Technology Products and Solutions

Our Technology Products and Solutions business primarily consists of application service provider (ASP) services, which include ringback tones, music-on-demand, video-on-demand and messaging services, system software license sales and intellectual property licensing. We develop and market services and technologies that enable wireless carriers, cable companies and other media and communications companies to deliver entertainment experiences to their customers. We believe that we are at the forefront of innovation in digital entertainment delivery, creating new ways for mobile carriers and other businesses to provide their customers with digital media.

Our Technology Products and Solutions segment has increasingly focused on sales of application services to wireless carriers. We believe that the ASP business model will create a more stable, recurring, and scalable revenue stream compared with our traditional system software license sales model. In October 2006, we significantly increased our ASP service offerings through our acquisition of WiderThan, a global leader for delivering integrated digital entertainment solutions to communications service providers. WiderThan has a rich technology background and history of innovation, including assisting SK Telecom's launch of one of the world's first commercial ringback tone services in South Korea, as well as creating a leading, integrated mobile and on-line music-on-demand service.

In 2007, we made two additional acquisitions to grow our Technology Products and Solutions segment. In May 2007, we further increased our ASP service offerings in Europe through our acquisition of Sony NetServices GmbH (SNS). SNS provides digital music services primarily to several of the Vodafone mobile operators throughout Europe. In June 2007, we acquired Exomi Oy, a Finland-based provider of mobile messaging services and wireless data.

Following these three acquisitions, our ASP services are currently deployed with more than 80 communications service providers in more than 42 countries globally, including AT&T, Sprint Nextel Corp., T-Mobile USA and Verizon Wireless in the Americas, Bharti Airtel, Globe, SK Telecom and Telstra in Asia and Vodafone in Europe.

The application services that we provide are described below.

Ringback Tones. We sell our ringback tone (RBT) service to wireless carriers and communications service providers throughout the world on an ASP basis. Our RBT service enables callers to hear music chosen by the subscriber, instead of the traditional electronic ringing sound, while waiting for the subscriber to answer. Our RBT service enables subscribers to select from a variety of high-quality ringback content, including music, pre-recorded messages by celebrities, and sound effects. Carriers generally offer the RBT

service to their subscribers through monthly subscriptions and/or on a per RBT basis. In return for providing, operating and managing the RBT service for carriers, we generally enter into revenue-sharing arrangements with our carrier customers typically based on monthly subscription fees, content download fees or a combination of such fees paid by subscribers.

Music-On-Demand. Our music-on-demand (MOD) service allows carriers to enable their subscribers to listen to a wide range of song titles by downloading or streaming to PCs, certain MP3-enabled mobile phones, and certain portable audio players that are equipped with approved digital rights management systems. Users typically pay carriers for MOD service through monthly subscriptions or on a per-download basis, and we generally receive from the carriers some combination of a monthly fixed fee, a percentage of monthly subscription fees and a percentage of content download fees for providing the service. To date, we have primarily provided our MOD service only to large, global carriers, including SK Telecom in Korea and many of the larger Vodafone operating companies in Europe.

Video-On-Demand. Our video-on-demand (VOD) service allows wireless carriers and other telecom providers to enable their subscribers to view a wide range of video clips by downloading or streaming to video-enabled mobile phones that are equipped with approved digital rights management systems. Users typically pay for VOD services through monthly subscriptions and/or content download fees paid to the carriers, and we generally receive from the carriers some combination of a monthly fixed fee, a percentage of monthly subscription fees and a percentage of content download fees for providing the service.

Messaging. Our principal messaging service is our inter-carrier messaging (ICM) service, which routes and delivers SMS messages between wireless carriers within the U.S. and internationally to multiple wireless devices, under the brand name of Metcalf. We provide this service to carriers in partnership with VeriSign, Inc. The ICM service allows subscribers with any text messaging capable handset to send and receive text messages to and from subscribers on other networks. We earn revenue from this service from fees paid by the carriers based on the number of messages handled for them through the ICM service, subject to our revenue-sharing arrangement with VeriSign. Our messaging services also include e-mail messaging, multi-media messaging, voice messaging, and multimedia application gateway management, primarily to wireless carriers.

We also sell licensed technology within Technology Products and Solutions, which are described below.

Helix Server. Our Helix server software allows companies to broadcast live and on-demand audio, video and other multimedia programming to large numbers of simultaneous users over the Internet. We market and sell our Helix Server software to carriers, media companies and other enterprises that typically pay upfront fees for either a perpetual or term-based license plus annual fees for upgrades and support.

OEM Licensing. We have created enhanced versions of our media player and server products for use in wireless applications, and we license our server software and products to a variety of mobile network operators on a worldwide basis. For example, our RealPlayer Mobile Player and related media server enable consumers to access streaming or downloaded content via 2.5G and 3G mobile networks. We have entered into agreements with wireless carriers to use our mobile platform and with mobile handset manufacturers, including Motorola, Nokia, Qualcomm, and Sony Ericsson, to preinstall our mobile player software on mobile phones. We have also developed and license our enhanced media player and server and software products for use on non-mobile devices such as DVD players and netbooks.

Other Software Licensing. We also license gateway product solutions to wireless carriers. The Helix Messaging Gateway provides a solution for the delivery and management of value-added short messaging service and multimedia messaging service (MMS) services for carriers, offering a single point of management for all applications and services and simple application program interfaces (APIs) for other media companies and service providers to connect to a carrier's network. The Helix wireless application protocol (WAP) Gateway is a complete WAP infrastructure solution for carriers that enables a carrier's subscribers to browse via WAP, send and receive MMS messages, perform application downloads and access entertainment services.

In connection with our Technology Products and Solutions business, we also provide professional services and specialized technical support to certain customers. The nature of these services varies from customer to customer and from period to period. In general, these services are designed to customize and integrate our

technology with our customers' existing systems and technology. We have continued to de-emphasize our systems integration business, including the sale of systems integration services to SK Telecom, primarily because it has lower margins and does not generate consistent recurring revenue streams, which does not fit with our current business model.

See "Notes to Consolidated Financial Statements — Segment Information" (Note 19) for information regarding our reporting segments and geographic regions.

Research and Development

We devote a substantial portion of our resources to developing new products, enhancing existing products, expanding and improving our fundamental technology, and strengthening our technological expertise in all our businesses. During the years ended December 31, 2008, 2007 and 2006, we expended 19%, 18%, and 20%, respectively, of our net revenue on research and development activities.

Customers and Seasonality

Our customers include consumers and businesses located throughout the world. Sales to customers outside the U.S., primarily in Asia and Europe, were 33%, 36%, and 28% of our net revenue during the years ended December 31, 2008, 2007, and 2006, respectively. Sales to one of our international Technology Products and Solutions customers, SK Telecom, accounted for approximately 13% of our consolidated revenues in the year ended December 31, 2007. No one customer accounted for more than 10% of total revenue during the years ended December 31, 2008 and 2006.

We are experiencing seasonality in our business, particularly with respect to the fourth quarter of our fiscal year. Our consumer businesses, which include advertising revenue, make up a large percentage of our revenue, and the fourth quarter has traditionally been the seasonally strongest quarter for Internet advertising. In addition, as we have begun partnering more closely with device manufacturers for our consumer music services, we expect sales of these devices to follow typical consumer buying patterns with a majority of consumer electronics being sold in the fourth quarter. Finally, our Technology Products and Solutions business has seen a concentration of system sales, deployments, and consulting revenue in the fourth quarter.

Sales, Marketing and Distribution

Our marketing programs are aimed at increasing brand awareness of our products and services and stimulating market demand. Across all of our businesses, we use a variety of methods to market our products and services, including paid search advertising, affiliate marketing programs, advertising in print, electronic and other online media, television, direct mail and e-mail offers to qualified potential and existing customers and providing product specific information through our websites. We also cross-market products and services offered by each of our businesses throughout the RealNetworks marketing and distribution channels, so that, for example, Rhapsody America's music products and services are advertised and marketed through our games distribution network and vice versa. We have a substantial number of employees focused on marketing our Technology Products and Solutions to companies and organizations around the world. We also have subsidiaries and offices in several countries that market and sell our products outside the U.S.

Music and Consumer Marketing

Our Rhapsody music services are sold and marketed through a family of websites, including Rhapsody.com, as well as by our partner MTVN. In addition, pursuant to one of the commercial agreements between Rhapsody America and MTVN, Rhapsody America has committed to purchase $213.8 million in advertising and integrated marketing on MTVN cable channels over the term of the agreement. Our music products and services are also offered through our client software and a variety of third-party distribution channels, such as broadband service providers, retailers, and other partners. These websites and client software provide us with a low-cost, globally accessible sales channel that is generally available 24 hours per day, seven days per week. Our Rhapsody music services are also distributed through a variety of other third-party

distribution channels, including mobile carriers (Verizon Wireless), home entertainment hardware providers (Sonos, Logitech and TiVo) and MP3 manufacturers (SanDisk, Haier and Samsung).

We market and sell our other consumer products and services directly through our own websites (*www.real.com, www.realarcade.com, www.gamehouse.com, www.zylom.com*, etc.). We also have an advertising sales force that markets and sells advertising on our websites and client software and conducts other activities such as developing live events and advertising for print and other media and creating original content for ads. We sell our international advertising inventory directly to clients and through agencies in foreign markets and third-party advertising representation firms. In addition, we market our games products through third-party distribution channels, such as broadband service providers, online portals and content publishers. See "Consumer-Games" above for a description of how our Games products and services are distributed.

Technology Products and Solutions Marketing

Our sales, marketing and business development team works closely with many of our enterprise, infrastructure, wireless, broadband and media customers to identify new business opportunities for our entertainment applications, services and systems. Through ongoing communications with product and marketing divisions of our customers, we tailor our ASP services to the strategic direction of the carriers and the preferences of their subscribers. Our market channels consist of various online and offline methods of promoting our products and services, media relations, industry trade shows, speaking opportunities and other events. We also market and sell our Technology Products and Solutions directly through our websites and through other distributors, including hardware server companies, content aggregators, Internet service providers (ISPs) and other hosting providers that redistribute or provide end users access to our streaming technology from their websites and systems. We also have agreements with many popular software and hardware companies and websites to distribute our products as a click-through or to bundle our player products into their applications and software.

Customer Support

Customer support is integral to the provision of nearly all of our consumer products and services. Consumers who purchase our consumer software products and services, including games, music, and entertainment services, can get assistance via the Internet, e-mail or telephone. We contract with third-party outsource support vendors to provide the primary staffing for our first-tier customer support globally. We also provide various support service options for our business customers and for software developers using our software products and associated services. Support service options include hotline telephone support, online support services, and on-site support personnel covering technical and business-related support topics.

Competition

The market for software and services for digital media delivery over the Internet and wireless networks is intensely competitive. Many of our current and potential competitors have longer operating histories, greater name recognition or brand awareness, more employees and/or significantly greater resources than we do.

We compete in the market for delivery of online content services primarily on the basis of the quality and quantity of the content available in our services, the quality and usability of our software products, the reach of our media formats, and the price and perceived value of our products and services to consumers.

Music

The Rhapsody music subscription services and MP3 music store operated by Rhapsody America face competition from traditional offline music distribution companies and from other online digital music services, including Apple's iTunes music store, Pandora Media's Internet radio services and Napster's music subscription services that may experience enhanced distribution opportunities following its acquisition by Best Buy Co., Inc. (Best Buy), as well as a wide variety of other competitors that are now offering digital music for sale over the Internet. Microsoft Corporation (Microsoft) also offers premium music services in conjunction with its Zune product line, Windows Media Player and MSN services. We also expect increasing competition from

media companies, online retailers such as Amazon.com, Inc. (Amazon.com), online community companies such as MySpace, Inc. and Facebook, and emerging companies such as Spotify Ltd. that offer consumers free, advertising-supported music content and applications through their websites. Our music offerings also face substantial competition from the illegal use of "free" peer-to-peer services. The ongoing presence of these "free" services substantially impairs the marketability of legitimate services such as Rhapsody America's Rhapsody music subscription service and MP3 music store.

Our Rhapsody subscription services compete primarily on the basis of the overall quality and perceived value of the user experience and on the effectiveness of our distribution network and marketing programs. We believe that Rhapsody's subscription-based services offer customers a superior value compared to the purchase of individual digital music tracks through competing online music download sites. We also believe that Rhapsody's tools to search for and discover music, as well as its editorial content, organization of music and related artists, and overall ease of use differentiates Rhapsody from other online digital music services. As the market for purchasing music online grows, we expect that competition for subscribers and purchasers will be intense. In particular, Apple Inc. (Apple) heavily markets and promotes its brand and digital music download services in order to drive sales of its higher margin hardware products. We expect that Apple will continue to spend significantly to market and promote its brand and the sale of downloadable music to further its business model. We also expect that other competitors will continue to spend heavily to promote their brands and to attract and retain consumers for their services. We further believe that our ability to compete in the digital music business has been negatively impacted by the historical lack of a compelling portable device solution for our music subscription services. We have attempted to address this competitive problem by introducing our Rhapsody DNA software and Rhapsody optimization specification and enabling portable wireless players, such as the ibiza Rhapsody by Haier America Trading, LLC, that can connect directly to the Rhapsody service without the use of a PC. Sales of our Rhapsody To Go subscription service will be increasingly dependent on the sales of our partners' MP3 players.

Consumer

Games

Our Games business competes with a variety of distributors, publishers and developers of "casual" games for the PC and mobile wireless platforms. Our family of websites serving the PC casual games market competes with other high volume distribution channels for downloadable games including Yahoo! Games, MSN Gamezone, Pogo.com and Big Fish Games, Inc., Amazon.com has also recently introduced value-priced game downloads to its website. We compete in this market primarily on the basis of the quality and convenience of our services, the reach and quality of our distribution arrangements and the quality and breadth of our game catalog. In addition, the market for casual games has become increasingly price competitive. We have responded by launching new game offerings on our GameHouse.com website, including one free downloadable game daily and a new subscription service that allows consumers to purchase game credits at a discount. Our GameHouse and Mr. Goodliving content development studios compete with other developers and publishers of downloadable PC and mobile games. Our studios compete based on our ability to develop and publish high quality games that resonate with consumers, our effectiveness at building our brands, our ability to license and execute digital games based on popular third-party intellectual properties like Monopoly, Scrabble and Uno, and our ability to secure broad distribution relationships for our titles, including distribution of mobile titles through mobile carriers.

Media Software and Services

Our media software and services business, including our SuperPass subscription service, faces competition from existing competitive alternatives and other emerging services and technologies. We face significant competition from emerging Internet media sources and established companies entering into the Internet media content market, including Time Warner's AOL subsidiary, Microsoft, Apple, Yahoo!, Google's YouTube service as well as broadband Internet service providers, many of which provide similar or alternative services for free or bundle these types of services with other offerings. We also face competition from alternative streaming media playback technologies such as Microsoft Windows Media Player and Adobe Flash. We expect

this competition to continue to be intense as the markets and business models for Internet video content mature and more competitors enter these new markets. Our video services compete primarily on the basis of the quality and perceived value of the content and services we provide, and on the effectiveness of our distribution network and marketing programs.

Technology Products and Solutions

Carrier Application Services

We compete with a large number of domestic and international companies in our carrier application services. We compete largely based on time-to-market, feature sets, operational expertise, customer care as well as price. Many of the carrier application services we provide require a high degree of integration with carrier or service provider networks and thus require a high degree of operational expertise. Those companies, like us, that can understand the intricacies of deploying highly sophisticated carrier-grade services quickly and efficiently generally have an advantage. In addition, the ability to enhance services with new features as the digital entertainment market develops is critical.

Our principal competitors in the ringback tone service market are NMS Technologies, Comverse Technology and Huawei Technologies. Our principal competitors in the music-on-demand service market include Groove Mobile, Omnifone, Musiwave (acquired by Microsoft) and Napster, LLC (acquired by Best Buy). Our principal competitors in the video-on-demand service market include MobiTV, Inc., QuickPlay Media Inc. and Comcast's thePlatform. And our principal competitors in the mobile messaging market are Sybase365, a division of Sybase, Inc., and Syniverse Technologies.

Technology Licensing

We currently compete primarily with Adobe Systems Incorporated (Adobe) and Microsoft in the market for digital media servers, players, encoders, digital rights management, codecs and other technology and services related to digital distribution of media. We also compete with Apple in this area. We believe that the primary competitive factors in the media delivery market include the quality, reliability, price and licensing terms of the overall media delivery solution, ubiquitous and easy consumer accessibility to media playback capability, access to distribution channels necessary to achieve broad distribution and use of products, and the ability to license and support popular and emerging media formats for digital media delivery. Microsoft distributes its competing streaming media server, player, tools and digital rights management products by bundling them with its Windows operating systems, including Windows NT, and Windows XP and Windows Vista, at no additional cost or otherwise making them available free of charge. We expect that by leveraging its monopoly position in operating systems and tying streaming of digital media into its operating systems and its Web browser, Microsoft will in the future distribute substantially more copies of its Windows Media Player, which competes with our media player products, than it has in the past and may be able to attract more users and content providers to use its streaming or digital media products.

Intellectual Property

As of December 31, 2008, we had 68 U.S. patents, 51 patents in South Korea, 14 patents in other countries and over 200 pending patent applications worldwide relating to various aspects of our technology. We are continuously preparing additional patent applications on other current and anticipated features of our technology in various jurisdictions across the world. As of December 31, 2008, we had 57 registered U.S. trademarks or service marks, 25 registered South Korea trademarks or service marks, and had applications pending for several more trademark or service marks in various jurisdictions across the world. We also have several unregistered trademarks. In addition, we have several foreign trademark registrations and pending applications. Many of our marks begin with the word "Real" (such as RealPlayer, RealAudio and RealVideo). We are aware of other companies that use "Real" in their marks alone or in combination with other words, and we do not expect to be able to prevent all third-party uses of the word "Real" for all goods and services.

To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual

provisions. These efforts to protect our intellectual property rights may not be effective in preventing misappropriation of our technology, or may not prevent the development and design by others of products or technologies similar to or competitive with those we develop.

Employees

At December 31, 2008, we had 1,774 full-time employees and 219 part-time and contingent employees, of which 1,259 were based in the Americas, 396 were based in Asia, and 338 were based in Europe. In December 2008, we reported a reduction in force affecting 130 employees and 30 contract employees. All of the affected employees were still employed as of December 31, 2008, and accordingly are included in the foregoing total number of employees as of December 31, 2008. None of our employees are subject to a collective bargaining agreement, and we believe that our relations with our employees are good.

Position on Charitable Responsibility

In periods where we achieve profitability, we intend to donate 5% of our net income to charitable organizations, which will reduce our net income for those periods. The non-profit RealNetworks Foundation manages our charitable giving efforts. We attempt to encourage employee giving by using a portion of our intended contribution to match charitable donations made by employees.

Available Information

Our corporate Internet address is www.realnetworks.com. We make available free of charge on www.investor.realnetworks.com our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (SEC). However, the information found on our corporate website is not part of this or any other report.

Executive Officers of the Registrant

The executive officers of RealNetworks as of February 27, 2009 were as follows:

Name	Age	Position
Robert Glaser	47	Chairman of the Board and Chief Executive Officer
Michael Eggers	37	Senior Vice President, Chief Financial Officer and Treasurer
John Barbour	49	President, Games Division
Savino (Sid) Ferrales	58	Senior Vice President, Human Resources
John Giamatteo	42	Chief Operating Officer
Robert Kimball	45	Executive Vice President, Corporate Development and Law, General Counsel and Corporate Secretary
Michael Lunsford	41	Executive Vice President, Strategic Ventures
Harold Zeitz	45	Chief Operating Officer, Games Division

ROBERT GLASER has served as Chairman of the Board and Chief Executive Officer of RealNetworks since its inception in February 1994, and as Treasurer from 1994 to 2000. Mr. Glaser's professional experience also includes ten years of employment with Microsoft where he focused on the development of new businesses related to the convergence of the computer, consumer electronics and media industries. Mr. Glaser holds a B.A. and an M.A. in Economics and a B.S. in Computer Science from Yale University.

MICHAEL EGGERS has served as Senior Vice President, Chief Financial Officer and Treasurer of RealNetworks since February 2006. Prior to that, Mr. Eggers served as Vice President of Finance since September 2003. Mr. Eggers joined RealNetworks in 1997 as the Manager of Financial Reporting and has held various positions leading to his appointment as Vice President of Finance. Prior to RealNetworks,

Mr. Eggers was employed by KPMG in the audit practice division. Mr. Eggers holds a B.A., *magna cum laude*, in Business Administration with a concentration in accounting from the University of Washington.

JOHN BARBOUR has served as President of the Games Division of RealNetworks since October 2008. From October 2006 to October 2008, Mr. Barbour served as the Managing Partner of Volta Capital, LLC, a strategy and investment consulting firm. From 1999 to June 2006, Mr. Barbour was employed by Toys "R" Us, Inc., a leading retailer of children's toys and products, serving as Executive Vice President — President Toys "R" Us U.S. from August 2004 to June 2006 and Executive Vice President - President Toys "R" Us International and Chairman — Toys "R" Us Japan from February 2002 to August 2004. From 1999 to 2002, Mr. Barbour served as President and Chief Executive Officer of Toysrus.com, a subsidiary of Toys "R" Us, Inc. Mr. Barbour holds a B.Sc. in Chemistry, with Honours, from the University of Glasgow.

SAVINO "SID" FERRALES has served as Senior Vice President, Human Resources of RealNetworks since April 2004. From 1998 to April 2004, Mr. Ferrales served as Senior Vice President and Chief Human Resources Officer of Interland, Inc., a provider of Web hosting and online solutions to small businesses. Over the past twenty-five years, Mr. Ferrales has been employed as a human resources executive at several high technology companies, including Power Computing Corporation, Digital Equipment Corporation, Dell Computer Corporation, and Motorola, Inc. Mr. Ferrales holds a B.A. in Sociology from Texas State University and an M.A. in Social Rehabilitation from Sam Houston State University.

JOHN GIAMATTEO has served as Chief Operating Officer of RealNetworks since June 2008. Mr. Giamatteo joined RealNetworks in June 2005 and served as President, Technology Products and Solutions and International Operations from November 2006 to June 2008 and as Executive Vice President, Worldwide Business Products and Services and International Operations from June 2005 to October 2006. From 1988 to June 2005, Mr. Giamatteo was employed by Nortel Networks Corporation, a provider of communications solutions, where he held various management positions, most recently serving as President, Asia Pacific. Mr. Giamatteo holds a B.S. in Accounting and an M.B.A. from St. John's University.

ROBERT KIMBALL has served as Executive Vice President, Corporate Development and Law, General Counsel and Corporate Secretary since January 2009. From January 2005 to January 2009, Mr. Kimball served as Senior Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary of RealNetworks and from January 2003 to January 2005, Mr. Kimball served as Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary. Mr. Kimball held the positions of Vice President, Legal and Business Affairs of RealNetworks from May 2001 to January 2003 and Associate General Counsel from March 1999 to April 2001. Mr. Kimball holds a B.A. with distinction from the University of Michigan and a J.D., *magna cum laude*, from the University of Michigan Law School.

MICHAEL LUNSFORD joined RealNetworks as a strategic advisor in January 2008 and has served as Executive Vice President, Strategic Ventures since June 2008. From 1999 to December 2007, Mr. Lunsford was employed by Earthlink, Incorporated, a provider of communications services, serving as Executive Vice President from June 2007 to December 2007, as interim President and Chief Executive Officer from November 2006 to June 2007, as Executive Vice President and President, Access and Voice from September 2005 to November 2006, as Executive Vice President, Marketing and Products from March 2004 to September 2005, and as Executive Vice President, Products from 2002 to March 2004. Mr. Lunsford holds an A.B. in Economics and an M.B.A. from the University of North Carolina.

HAROLD ZEITZ has served as Chief Operating Officer of the Games Division of RealNetworks since June 2008. Mr. Zeitz joined RealNetworks in June 2006 and served as Senior Vice President, Games and Media Software and Services from January 2007 to June 2008 and as Senior Vice President, Media Software and Services from June 2006 to January 2007. From March 2002 to June 2006, Mr. Zeitz served as the Chief Operating Officer and Chief Marketing Officer of ShareBuilder Corporation, an online securities brokerage company. Mr. Zeitz holds a B.A. in Economics from Northwestern University and an M.B.A. from the Stanford Graduate School of Business.

Item 1A. *Risk Factors*

You should carefully consider the risks described below together with all of the other information included in this annual report on Form 10-K. The risks and uncertainties described below are not the only ones facing our company. If any of the following risks actually occurs, our business, financial condition or operating results could be harmed. In such case, the trading price of our common stock could decline, and investors in our common stock could lose all or part of their investment.

Risks Related to Our Music and Consumer Businesses

Our Music and Consumer businesses face substantial competitive and other challenges that may prevent us from being successful in, and negatively impact future growth in, those businesses.

Many of our current and potential competitors in our Music and Consumer businesses have longer operating histories, greater name recognition, more employees and significantly greater resources than we do. Our competitors across the breadth of our product lines in these businesses include a number of large and powerful companies, such as Microsoft, Amazon.com and Apple. To effectively compete in the markets for our Music and Consumer businesses, we may experience the following consequences, any of which would adversely affect our operating results and the trading price of our stock:

- reduced prices or margins,
- loss of current and potential customers, or partners and potential partners who provide content we distribute to our customers,
- changes to our products, services, technologies, licenses or business practices or strategies,
- lengthened sales cycles,
- pressure to prematurely release products or product enhancements, or
- degradation in our stature and reputation in the market.

In addition, we face the following risks relating to our Music, Media Software and Services and Games businesses:

Music. Our online music services now offered through our Rhapsody America joint venture with MTVN face significant competition from traditional offline music distribution competitors and from other online digital music services, as well as online theft or "piracy." Some of these competing online services have spent substantial amounts on marketing and have received significant media attention, including Apple's iTunes music download service, which it markets closely with its popular iPod line of portable digital audio players and its iPhone. Microsoft also offers premium music services in conjunction with its Windows Media Player and also markets a portable music player and related download software and music service called Zune. We also expect increasing competition from online retailers such as Amazon.com, online community companies such as MySpace and Facebook, as well as other providers of free, ad-supported music services, some of whom are successfully growing consumer awareness of their services. Our online music services also face significant competition from "free" peer-to-peer services which allow consumers to directly access a wide variety of unlicensed content. Enforcement efforts have not effectively shut down these services and the ongoing presence of these "free" services substantially impairs the marketability of legitimate services like ours. To compete in this crowded market, we develop and work with partners to develop new and often unique marketing programs designed to build awareness of our music products and services and to attract subscribers. However, many of these marketing programs are unproven and may result in significant expenses we may not recoup due to the program's failure to increase awareness or the number of subscribers to our music services. Rhapsody America may not be able to compete effectively in this highly competitive and rapidly evolving market, which may negatively impact the future growth of our Music business.

Games. Our RealArcade, GameHouse, and Zylom branded services compete with other online aggregators and distributors of online and downloadable casual PC games. Some of these competitors

have high volume distribution channels and greater financial resources than we do. Our Games business also competes with many other smaller companies that may be able to adjust to market conditions faster than us. We also face an increasingly price competitive casual games market, and some of our competitors may be able to compete on price more effectively than us. We expect competition to intensify in this market from these and other competitors and no assurance can be made that we will be able to continue to grow our revenue. Our development studios compete primarily with other developers of online, downloadable and mobile casual PC games and must continue to develop popular and high-quality game titles and to execute on opportunities to expand the play of our games on a variety of non-PC platforms to maintain our competitive position and help maintain the growth of our Games business.

Media Software and Services. Our media software and services (primarily our SuperPass subscription service) face competition from existing competitive alternatives and other emerging services and technologies, such as user generated content services like YouTube and alternative streaming media playback technologies including Microsoft Windows Media Player and Adobe Flash. Content owners are increasingly marketing their content on their own websites rather than licensing to other distributors such as us. We face competition in these markets from traditional media outlets such as television, radio, CDs, DVDs, videocassettes and others. We also face competition from emerging Internet media sources and established companies entering into the Internet media content market, including Time Warner's AOL subsidiary, NBC Universal, Microsoft, Apple, Adobe, Yahoo! and broadband ISPs. We expect this competition to continue to be intense as the market and business models for Internet video content mature and more competitors enter these new markets. Competing services may be able to obtain better or more favorable access to compelling video content than us, may develop better offerings than us and may be able to leverage other assets or technologies to promote or distribute their offerings successfully. If we are unable to compete successfully, the future growth of our Media Software and Services business will be negatively impacted. In addition, our overall ability to sell subscription services depends in part on the use of RealNetworks' formats on the Internet, and declines in the use of our formats may negatively affect our subscription revenue and increase costs of obtaining new subscribers. Both Microsoft and Adobe are aggressively seeking to grow their format usage.

The success of our subscription services businesses depends upon our ability to increase subscription revenue and to license compelling content on commercially reasonable terms.

Our operating results could be adversely impacted by the loss of subscription revenue, including the revenue generated from the online music services offered by our Rhapsody America joint venture. Internet subscription businesses are a relatively new media delivery model, and we cannot predict with accuracy our long-term ability to maintain or increase subscription revenue. Subscribers may cancel their subscriptions to our services for many reasons, including a perception that they do not use the services sufficiently or that the service does not provide enough value, a lack of attractive or exclusive content generally or as compared with competitive service offerings (including Internet piracy), or because customer service issues are not satisfactorily resolved. In recent periods, we have seen an increase in the number of gross customer cancellations of our subscription services due in part to an increasingly large subscriber base, an increase in involuntary credit card cancellations resulting in termination of service and increased prevalence and awareness of alternative "free" on-demand streaming music services. In addition, we must continue to obtain compelling digital media content for our video, music, and games services in order to maintain and increase usage and overall customer satisfaction for these products. Our online music service offerings available through our Rhapsody America venture depend on music licenses from the major music labels and publishers, and the failure to renew these licenses under terms that are commercially reasonable and acceptable to us would harm Rhapsody America's ability to generate revenues from its subscription services.

Music publishing royalty rates for music subscription services offered through RealNetworks and Rhapsody America are not yet fully established; an unexpected modification or application of settlement terms could negatively impact our operating results.

Publishing royalty rates associated with music subscription services in the U.S. and abroad are not fully established and public performance licenses are negotiated individually with performance rights organizations (PROs). On July 16, September 10, December 8 and December 12, 2008, a court issued rulings that set forth how royalties are to be calculated and address other matters relating to the application of the new rates to be paid to one of the PROs, the American Society of Composers, Authors and Publishers (ASCAP). After working with ASCAP to make a final determination of amounts owed under the court's rulings, we reached a partial agreement with ASCAP on January 12, 2009. While we believe we have sufficiently accrued for expected royalties to be paid under the agreement, we are appealing some aspects of the court's rulings that underlie the agreement, and the rulings remain subject to appeal and challenge by other participants. We also have license agreements to reproduce musical compositions with the Harry Fox Agency, an agency that represents music publishers, and with many independent music publishers as required in the creation and delivery of on-demand streams and tethered downloads, but these license agreements generally do not include final royalty rates. The license agreements anticipate industry-wide agreement on rates, which was reached among the Digital Media Association (DiMA), the Recording Industry Association of America (RIAA) and the National Music Publishers Association (NMPA), among others. This settlement was published by the Copyright Royalty Board (CRB) following an administrative judicial proceeding supervised by the U.S. Copyright Office. This settlement, with some modifications, is part of the CRB's final determination as published in the Federal Register but it may be appealed. In addition, the U.S. Copyright Office has raised legal challenges to the CRB's final determination, creating some uncertainty as to the application of the settlement terms set forth in CRB's final determination. If terms of the settlement are modified or applied in a manner that we do not expect, we could incur increased expenses that could negatively impact our operating results. The publishing rates associated with our international music streaming services are also not yet determined and may be higher than our current estimates.

An appeal of, or other industry settlement relating to, the April 2007 Copyright Royalty Board decision regarding Internet radio royalties and minimum payments could result in material expenses that would harm our operating results and our ability to provide popular radio services.

In April 2007, the CRB issued a decision setting new royalty rates for the use of sound recordings in Internet radio from 2006 through 2010, which are currently under appeal. The appeal may result in rates or other terms that are unfavorable to us, which could adversely impact our operating results and our ability to provide our radio services in the future.

Our RealDVD PC application is currently the subject of pending litigation, and we could incur significant expenses or be further prevented from selling RealDVD.

On September 30, 2008, we announced the availability of RealDVD, a PC application that allows consumers to store, manage and play their DVDs on their computers. On the same day, we filed a motion for declaratory judgment against the DVD Copy Control Association and Disney Enterprises, Inc., Paramount Pictures Corp., Sony Pictures Entertainment, Inc., Twentieth Century Fox Film Corp., NBC Universal, Inc., Warner Bros., Entertainment, Inc. and Viacom, Inc. seeking a determination that, among other things, our RealDVD product complies with the DVD Copy Control Association's license agreement. Various movie studios filed suit against us alleging that RealDVD violates the Digital Millennium Copyright Act and also asked for and were granted a temporary restraining order preventing us from selling RealDVD until a full preliminary injunction hearing could be held. Although we believe that our RealDVD product fully complies with the DVD Copy Control Association's license agreement and enables consumers to exercise their legitimate, fair use rights to securely store DVD content on their hard drives, we may not ultimately prevail on our claims. These claims could be costly and time-consuming to assert and defend and could require us to pay significant litigation expenses or damages or result in a preliminary or permanent injunction against the sale of RealDVD, any of which would harm our operating results.

We may not be successful in maintaining and growing our distribution of digital media products.

We cannot predict whether consumers will continue to download and use our digital media products consistent with past usage, especially in light of the fact that Microsoft bundles its competing Windows Media Player with its Windows operating system and the popularity of the Adobe Flash format. Our inability to maintain continued high volume distribution of our digital media products could hold back the growth and development of related revenue streams from these market segments, including the distribution of third-party products and sales of our subscription services, and therefore could harm our business and our prospects.

We face risks with respect to certain matters in the governance and management of our Rhapsody America joint venture and the integration and operation of assets that have been combined to form Rhapsody America.

We and MTVN have formed Rhapsody America LLC, a Delaware limited liability company. We own, through a wholly owned subsidiary, 51% of the limited liability company membership interests of Rhapsody America and MTVN owns, through a wholly owned subsidiary, the remaining 49%. We are entitled to appoint the general manager to manage the day-to-day operations of Rhapsody America. Rhapsody America is governed by a limited liability company agreement which, among other things, requires unanimous approval of the members for certain key operational activities, such as adopting a budget and authorizing certain capital expenditures, and for significant company events, such as mergers, asset sales, distributions, affiliate transactions and issuance, sale and repurchase of membership interests of Rhapsody America. If we are not able to agree with MTVN on any of those items, if the members are unable to agree on any other significant operational or financial matter requiring approval of the members, or if there is any event that adversely impacts our relationship with MTVN, the business, results of operations and financial condition of Rhapsody America may be adversely affected and, consequently, our business may suffer. In addition, MTVN may have or develop economic or other business interests or goals that are inconsistent with our or Rhapsody America's business interests or goals.

Neither we nor the current management of Rhapsody America has extensive experience in managing and operating complex joint ventures of this nature, and the integration and operational activities may strain our internal resources, distract us from managing our day-to-day operations, and impact our ability to retain key employees in Rhapsody America. The nature of our and MTVN's contributions of services and assets to Rhapsody America required detailed cost allocation agreements that are complex to implement and manage and may result in significant costs that could adversely affect our operating results. The allocation of these support service costs is based on various measures depending on the service provided, and require significant internal resources. Many of the allocation methodologies are complicated, which may result in inaccuracies in the total charges to be billed to Rhapsody America. In addition, the variable nature of these costs to be allocated to Rhapsody America may result in fluctuations in the period-over-period results of our Music business.

We and MTVN have certain contractual rights relating to the purchase and sale of MTVN's membership interest in Rhapsody America that may be settled in part through the issuance of additional shares of our capital stock, which would dilute our other shareholders' voting and economic interests in us, and may require us to pay MTVN a price that exceeds the appraised value of its proportionate interest in Rhapsody America.

Pursuant to the terms of the Rhapsody America limited liability company agreement, we have a right to purchase from MTVN, and MTVN has a right to require us to purchase, MTVN's membership interest in Rhapsody America. These call and put rights are exercisable upon the occurrence of certain events and during certain periods in each of 2012, 2013 and 2014 and every two years thereafter and may be settled, in part, through the issuance of shares of our capital stock, subject to specified limitations. If a portion of the purchase price for MTVN's membership interest is payable in shares of our capital stock, such shares could represent up to 15% of the outstanding shares of our common stock immediately prior to the transaction. In addition, we may also be obligated to issue shares of our non-voting stock representing up to an additional 4.9% of the outstanding shares of our common stock immediately prior to the transaction. If we pay a portion of the

purchase price for MTVN's membership interest in shares of our common stock and non-voting stock, our other shareholders' voting and economic interests in us will be diluted, and MTVN will become one of our significant shareholders. In certain situations, if MTVN exercises its right to require us to purchase its membership interests in Rhapsody America, we may be required to pay MTVN a price that provides a return to MTVN over the appraised value of MTVN's proportionate interest in Rhapsody America, and as a result, we would pay greater than fair value to acquire MTVN's interest.

Risks Related to Our Technology Products and Solutions Business

Contracts with our carrier customers subject us to significant risks that could negatively impact our revenue or otherwise harm our operating results.

We derive a material portion of our revenue from carrier application services. Many of our carrier application services contracts provide for revenue sharing arrangements, but we have little control over the pricing decisions of our carrier customers. Furthermore, most of these contracts do not provide for guaranteed minimum payments or usage levels. Because most of our carrier customer contracts are nonexclusive, it is possible that our wireless carriers could purchase similar application services from third parties, and cease to use our services in the future. As a result, our revenue derived under these agreements could be substantially reduced depending on the pricing and usage decisions of our carrier customers.

In addition, none of our carrier application services contracts obligates our carrier customers to market or distribute any of our applications. Despite the lack of marketing commitments, revenue related to our application services is, to a large extent, dependent upon the marketing and promotion activities of our carrier customers. In addition, many of our carrier contracts are short term and allow for early termination by the carrier with or without cause. These contracts are therefore subject to renegotiation of pricing or other key terms that could be adverse to our interests, and leave us vulnerable to non-renewal by the carriers. The loss of carrier customers, a reduction in marketing or promotion of our applications, or the termination, non-renewal or renegotiation of contract terms that are less favorable to us would likely result in the loss of future revenues from our carrier application services.

Finally, certain of our carrier contracts obligate us to indemnify the carrier customer for certain liabilities and losses incurred by them, including liabilities resulting from third party claims for damages that arise out of the use of our technology. These indemnification terms provide us with certain procedural safeguards, including the right to control the defense of the indemnified party. We have accepted tenders of indemnification from two of our carrier customers related to one pending patent infringement proceeding, and we are vigorously defending them. This pending proceeding or future claims against which we may be obligated to defend our carrier customers could result in paying amounts pursuant to these obligations that could materially harm our operating results.

The mobile entertainment market is highly competitive.

The market for mobile entertainment services, including ringback tone and music-on-demand solutions, is highly competitive. Current and potential future competitors include major media companies, Internet portal companies, content aggregators, wireless software providers and other pure-play wireless entertainment publishers. In connection with music-on-demand in particular, we may in the future compete with current providers of music-on-demand services for online or other non-mobile platforms, some of which have greater financial resources than we do. In addition, the major music labels may demand more aggressive revenue sharing arrangements or impose an alternative business model less favorable to us. In addition, while most of our carrier customers do not offer internally developed application services that compete with ours, if our carrier customers begin developing these application services internally, we could be forced to lower our prices or increase the amount of service we provide in order to maintain our business with those carrier customers. Increased competition has in the past resulted in pricing pressure, forcing us to lower the selling price of our services.

A majority of the revenue that we generate in our Technology Products and Solutions business is dependent upon our relationship with a few customers, including SK Telecom; any deterioration of these relationships could materially harm our business.

We generate a significant portion of our revenue from sales of our mobile entertainment services to a few of our mobile carrier customers, including SK Telecom, a leading wireless carrier in South Korea. In the near term, we expect that we will continue to generate a significant portion of our total revenue from these customers, particularly SK Telecom. If these customers fail to market or distribute our applications or terminate their business contracts with us, or if our relationships with these customers deteriorate in any significant way, we may be unable to replace the affected business arrangements with acceptable alternatives. Furthermore, our relationship with SK Telecom may be affected by the general state of the economy of South Korea. Failure to maintain our relationships with these customers could have a material negative impact on our revenue and operating results.

Our traditional system software licensing business has been negatively impacted by competitive factors, and we may not experience improved sales of our system software products.

We believe that our traditional system software sales have been negatively impacted primarily by the competitive effects of Microsoft, which markets and often bundles its competing technology with its market leading operating systems and server software. Although the settlement agreement we entered into with Microsoft relating to our claims regarding Microsoft's anticompetitive practices contained substantial cash payments to us and a series of technology agreements, Microsoft will continue to be an aggressive competitor with our traditional systems software business. We cannot be sure whether the portions of the settlement agreement designed to limit Microsoft's ability to leverage its market power will be effective, and we cannot predict when, or if, we will experience increased demand for our system software products in a way that improves our operating results or shareholder return on an investment in our stock.

Risks Related to Our Business in General

Our operating results are difficult to predict and may fluctuate, which may contribute to volatility in our stock price.

The trading price for our common stock has been volatile, ranging from $2.93 to $7.61 per share during the 52-week period ended December 31, 2008. As a result of the rapidly changing markets in which we compete, our operating results may fluctuate from period-to-period, which may continue to contribute to the volatility of our stock price. In past periods, our operating results have been affected by personnel reductions and related charges, charges relating to losses on excess office facilities, and impairment charges for certain of our equity investments, goodwill and other long-lived assets. Our operating results may be adversely affected by similar or other charges or events in future periods, including, but not limited to:

- impairments of goodwill and other long-lived assets,
- integrating and operating newly acquired businesses and assets,
- the seasonality of our business, which has experienced increased revenues in the fourth quarter of our fiscal year, and
- the general difficulty in forecasting our operating results and metrics, which could result in actual results that differ significantly from expected results.

Certain of our expense decisions (for example, research and development and sales and marketing efforts) are based on predictions regarding business and the markets in which we compete. Fluctuations in our operating results, particularly when experienced beyond what we expected, could cause the trading price of our stock to continue to fluctuate.

Uncertainty and adverse conditions in the economy could have a material adverse impact on our business, financial condition and results of operations.

The national and global economic downturn has resulted in a decline in overall consumer and corporate spending, declines in consumer and corporate access to credit, fluctuations in foreign exchange rates, declines in the value of assets and increased liquidity risks, all of which could materially impact our business, financial condition and results of operations. We provide digital entertainment services to consumers, and payment for our products and services may be considered discretionary on the part of many of our current and potential customers. As a result, consumers considering whether to purchase our products or services may be influenced by macroeconomic factors that affect consumer spending such as unemployment, continuing increases in fuel costs, conditions in the residential real estate and mortgage markets and access to credit. To the extent conditions in the economy remain uncertain or the economy continues to deteriorate, our business could be impacted as customers choose to leave our services, to reduce their service level or to stop purchasing our products. In addition, our efforts to attract new customers may be adversely affected. Declines in consumer spending may also negatively impact our business customers, including our mobile carrier customers, who may experience decreases in demand for the services we provide that are offered to their subscribers. We are also experiencing a decline in advertising revenue as businesses are reducing their sales and marketing spending in response to the contracting economy. A significant decrease in the demand for our products or services or declines in our advertising revenue could have a material adverse impact on our operating results and financial condition.

Uncertainty and adverse economic conditions may also lead to a decreased ability to collect payment for our products and services due primarily to a decline in the ability of consumers to use or access credit, including through credit cards, which is how most of our customers pay for our products and services. We also expect to continue to experience volatility in foreign exchange rates, which could negatively impact the amount of revenue and net assets we record in future periods. The functional currency of our foreign subsidiaries is the local currency of the country in which each subsidiary operates. We translate our subsidiaries' revenues into U.S. dollars in our financial statements, and continued volatility in foreign exchange rates, particularly if the U.S. dollar strengthens against the euro or the Korean won, may result in lower reported revenue. If economic conditions continue to deteriorate, we may also record additional impairments to our assets in future periods, particularly goodwill, other intangible assets and long-lived assets, which are discussed in more detail below. Economic conditions may also negatively impact our liquidity due to (1) declines in interest income, (2) an increased risk that we may not be able to access cash balances held in U.S. or foreign financial institutions or that our investments in debt securities issued by financial institutions may become worthless due to the nationalization or failure of such financial institutions, and (3) decreased ability to sell the securities and the institutional money market funds we hold as short-term investments. In addition, the decline in the trading price of shares of our common stock may make it difficult to use our common stock as purchase price consideration for future acquisitions and to raise funds through equity financings. If any of these risks are realized, we may experience a material adverse impact on our financial condition and results of operations.

New products and services may not achieve market acceptance or may be subject to legal challenge that could negatively affect our operating results.

The process of developing new, and enhancing existing, products and services is complex, costly and uncertain. Our business depends on providing products and services that are attractive to subscribers and consumers, which, in part, is subject to unpredictable and volatile factors beyond our control, including end-user preferences and competing products and services. Any failure by us to timely respond to or accurately anticipate consumers' changing needs and emerging technological trends could significantly harm our current market share or result in the loss of market opportunities. In addition, we must make long-term investments, develop or obtain appropriate intellectual property and commit significant resources before knowing whether our predictions will accurately reflect consumer demand for our products and services, which may result in no return or a loss on our investments. Furthermore, new products and services may be subject to legal challenge. Responding to these potential claims may require us to enter into royalty and licensing agreements on

unfavorable terms, require us to stop distributing or selling, or to redesign our products or services, or to pay damages.

We depend upon our executive officers and key personnel, but may be unable to attract and retain them, which could significantly harm our business and results of operations.

Our success depends on the continued employment of certain executive officers and key employees, including Robert Glaser, our founder, Chairman of the Board and Chief Executive Officer. The loss of the services of Mr. Glaser or other key executive officers or employees could harm our business.

Our success is also dependent upon our ability to identify, attract and retain highly skilled management, technical, and sales personnel, both in our domestic operations and as we expand internationally. Qualified individuals are in high demand and competition for such qualified personnel in our industry is intense, and we may incur significant costs to retain or attract them. There can be no assurance that we will be able to attract and retain the key personnel necessary to sustain our business or support future growth.

Acquisitions involve costs and risks that could harm our business and impair our ability to realize potential benefits from acquisitions.

As part of our business strategy, we have acquired technologies and businesses in the past and expect that we will continue to do so in the future. Since late 2006 through the second quarter of 2008, we completed the acquisition of substantially all of WiderThan and the acquisitions of Sony NetServices GmbH, Exomi Oy, Game Trust and substantially all of the assets of Trymedia Systems, Inc. The failure to adequately manage the costs and address the financial, legal and operational risks raised by acquisitions of technology and businesses could harm our business and prevent us from realizing the benefits of the acquisitions.

Acquisition-related costs and financial risks related to completed and potential future acquisitions may harm our financial position, reported operating results, or stock price. Previous acquisitions have resulted in significant expenses, including amortization of purchased technology, amortization of acquired identifiable intangible assets and the incurrence of non-cash charges for the impairment of goodwill and other intangible assets in the fourth quarter of 2008, which are reflected in our operating expenses. New acquisitions and any potential additional future impairment of the value of purchased assets could have a significant negative impact on our future operating results.

Acquisitions also involve operational risks that could harm our existing operations or prevent realization of anticipated benefits from an acquisition. These operational risks include:

- difficulties and expenses in assimilating the operations, products, technology, information systems, and/or personnel of the acquired company;
- retaining key management or employees of the acquired company;
- entrance into unfamiliar markets, industry segments, or types of businesses;
- operating and integrating acquired businesses in remote locations;
- integrating and managing businesses based in countries in which we have little or no prior experience;
- diversion of management time and other resources from existing operations to integration activities for acquired businesses;
- impairment of relationships with employees, affiliates, advertisers or content providers of our business or acquired business; and
- assumption of known and unknown liabilities of the acquired company, including intellectual property claims.

An impairment in the carrying value of our goodwill or other intangible assets could adversely affect our financial condition and results of operations.

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, we are required to annually test goodwill and intangible assets with indefinite lives, including the goodwill associated with past acquisitions and any future acquisitions, to determine if impairment has occurred. Additionally, interim reviews must be performed whenever events or changes in circumstances indicate that impairment may have occurred. If the testing performed indicates that an impairment has occurred, we are required to record a non-cash impairment charge for the difference between the carrying value of the goodwill or other intangible assets and the implied fair value of the goodwill or other intangible assets in the period the determination is made. During the quarter ended December 31, 2008, we revised our long term operating plan. Our operating plan was a significant input in evaluating the fair value of our reporting units for the purpose of assessing goodwill for possible impairment. The expected impact resulting from the significant declines observed in the broader economy during the fiscal fourth quarter of 2008 were reflected in the plan. Additionally, in light of the uncertainty regarding the extent of future economic declines, we applied discount rates in our cash flow analysis that appropriately reflected the possibility that cash flows from future operations may not be fully realized. As a result, we determined that the carrying value for our Games and Technology Products and Solutions reporting units exceeded their respective fair values, indicating that goodwill within each reporting unit was potentially impaired. No impairments were indicated under the first step for our Music and Media Software and Services reporting units. As required, we initiated the second step of the goodwill impairment test for our Games and Technology Products and Solutions reporting units. We determined that the implied fair value of goodwill for our Technology Products and Solutions and Games reporting units was less than the carrying value by approximately $97.0 million and $38.1 million, respectively, which was recorded as an impairment of goodwill during the quarter ended December 31, 2008. The testing of goodwill and other intangible assets for impairment requires us to make significant estimates about our future performance and cash flows, as well as other assumptions. These estimates can be affected by numerous factors, including changes in economic, industry or market conditions, changes in business operations, changes in competition or potential changes in the share price of our common stock and market capitalization. Significant and sustained declines in our stock price and market capitalization, a significant decline in our expected future cash flows or a significant adverse change in our business climate, among other factors, could result in the need to perform an impairment analysis under SFAS No. 142 in future interim periods. We cannot accurately predict the amount and timing of any impairment of goodwill or other intangible asset. Should the value of goodwill or other intangible assets become impaired, we would record the appropriate charge, which could have an adverse effect on our financial condition and results of operations.

An impairment in the carrying value of our long-lived assets could adversely affect our financial condition and results of operations.

Long-lived assets consist primarily of equipment, software and leasehold improvements, as well as amortizable intangible assets acquired in business combinations. Long-lived assets are amortized on a straight line basis over their estimated useful lives. In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* we review long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. If the carrying amount of an asset is not recoverable, an impairment loss is recognized based on the excess of the carrying amount of the long-lived asset over its respective fair value, which is generally determined as the present value of estimated future undiscounted cash flows. The impairment analysis is based on significant assumptions of future results made by management, including operating and cash flow projections. During the quarter ended December 31, 2008, we revised our long term operating plan. Our operating plan was a significant input in assessing the recoverability of our long-lived assets. The expected impact resulting from the significant declines observed in the broader economy during the fiscal fourth quarter of 2008 were reflected in our plan. Additionally, in light of the uncertainty regarding the extent of future economic declines, we applied discount rates in our discounted cash flow analysis that appropriately reflected the possibility that cash flows from future operations may not be fully realized. Based on this assessment, we concluded that the net book value related to certain intangible assets exceeded the fair value attributable to such intangible assets. As a result, we

recorded charges of $57.6 million as impairments of long-lived assets within our consolidated statements of operations and comprehensive income in 2008. No such impairments were recognized in either 2007 or 2006.

The impairment analysis for long-lived assets is based on significant assumptions of future results made by management, including revenue and cash flow projections. Significant or sustained declines in future revenue or cash flows, or adverse changes in our business climate, among other factors, could result in the need to perform an impairment analysis under SFAS No. 144 in future interim periods. We cannot accurately predict the amount and timing of any impairment of long-lived assets. Should the value of our long-lived assets become impaired, we would record the appropriate charge, which could have an adverse effect on our financial condition and results of operations.

We need to develop relationships and technical standards with manufacturers of non-PC media and communication devices and interoperability of our services with these devices to grow our business.

Access to the Internet through devices other than a PC, such as personal digital assistants, cellular phones, television set-top devices, game consoles, Internet appliances and portable music and games devices has increased dramatically and is expected to continue to increase. If a substantial number of alternative device manufacturers do not license and incorporate our technology and services into their devices, we may fail to capitalize on the opportunity to deliver digital media to non-PC devices which could harm our business prospects. In addition, in order for our services, in particular, the digital music services offered through Rhapsody America, to continue to grow, we must design services that interoperate effectively with a variety of hardware devices. To achieve this interoperability, we and Rhapsody America depend on significant cooperation with manufacturers of these products and with software manufacturers that create the operating systems for such hardware devices to achieve our objectives. If we do not successfully make our products and technologies compatible with emerging standards and the most popular devices used to access digital media or successfully design our service to interoperate with the music playback devices that our customers own, we may miss market opportunities and our business and results will suffer.

We may be unable to adequately protect our proprietary rights or leverage our patent portfolio, and may face risks associated with third-party claims relating to our intellectual property.

Our ability to compete partly depends on the superiority, uniqueness and value of our patent portfolio and other technology, including both internally developed technology and technology licensed from third parties. To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. However, our efforts to protect our intellectual property rights may not assure our ownership rights in our intellectual property, protect or enhance the competitive position of our products and services or effectively prevent misappropriation of our technology. As disputes regarding the validity and scope of patents or the ownership of technologies and rights associated with streaming media, digital distribution, and online businesses are common and likely to arise in the future, we may be forced to litigate to enforce or defend our patents and other intellectual property rights or to determine the validity and scope of other parties' proprietary rights, enter into royalty or licensing agreements on unfavorable terms or redesign our product features and services. Any such dispute would likely be costly and distract our management, and the outcome of any such dispute could fail to improve our business prospects or otherwise harm our business.

From time to time we receive claims and inquiries from third parties alleging that our technology may infringe the third parties' proprietary rights, especially patents. Third parties have also asserted and most likely will continue to assert claims against us alleging infringement of copyrights, trademark rights, trade secret rights or other proprietary rights, or alleging unfair competition or violations of privacy rights. Currently we are investigating or litigating a variety of such pending claims, some of which are described in Note 17 to the financial statements included in this report.

Our business and operating results will suffer if our systems or networks fail, become unavailable, unsecured or perform poorly so that current or potential users do not have adequate access to our products, services and websites.

Our ability to provide our products and services to our customers and operate our business depends on the continued operation and security of our information systems and networks. A significant or repeated reduction in the performance, reliability, security or availability of our information systems and network infrastructure could harm our ability to conduct our business, and harm our reputation and ability to attract and retain users, customers, advertisers and content providers. We have on occasion experienced system errors and failures that caused interruption in availability of products or content or an increase in response time. Problems with our systems and networks could result from our failure to adequately maintain and enhance these systems and networks, natural disasters and similar events, power failures, HVAC failures, intentional actions to disrupt our systems and networks and many other causes. The vulnerability of a large portion of our computer and communications infrastructure is enhanced because much of it is located at a single leased facility in Seattle, Washington, an area that is at heightened risk of earthquake, flood, and volcanic events. Many of our services do not currently have fully redundant systems or a formal disaster recovery plan, and we may not have adequate business interruption insurance to compensate us for losses that may occur from a system outage.

The growth of our business is dependent in part on successfully implementing our international expansion strategy.

Our international operations involve risks inherent in doing business on an international level, including difficulties in managing operations due to distance, language, and cultural differences, different or conflicting laws and regulations, taxes, and exchange rate fluctuations. Any of these factors could harm operating results and financial condition. Our foreign currency exchange risk management program reduces, but does not eliminate, the impact of currency exchange rate movements.

We may be subject to market risk and legal liability in connection with the data collection capabilities of our products and services.

Many of our products are interactive Internet applications that by their very nature require communication between a client and server to operate. To provide better consumer experiences and to operate effectively, our products send information to our servers. Many of the services we provide also require that a user provide certain information to us. We have an extensive privacy policy concerning the collection, use and disclosure of user data involved in interactions between our client and server products. Any failure by us to comply with our posted privacy policy and existing or new legislation regarding privacy issues could impact the market for our products and services, subject us to litigation, and harm our business.

We may be subject to assessment of sales and other taxes for the sale of our products, license of technology or provision of services.

Currently we do not collect sales, value-added tax (VAT), transactional or other taxes on the sale of our products, license of technology or provision of services in states and countries other than those in which we have offices, employees or other taxable presence. However, one or more states or foreign countries may seek to impose sales, VAT, transactional or other tax collection obligations on us in the future. A successful assertion by one or more states or foreign countries that we should be collecting sales, VAT, transactional or other taxes on the sale of our products, licenses of technology, provision of services or from our Internet commerce activities could result in substantial tax liabilities for past sales, discourage customers from purchasing our products from us or otherwise substantially harm our business.

Currently, decisions of the U.S. Supreme Court restrict the ability of states to collect state and local sales and use taxes with respect to sales made over the Internet. However, a number of states and the U.S. Congress have been considering various initiatives that could limit or supersede the Supreme Court's position regarding sales and use taxes on products and services sold through the Internet. If these initiatives are successful, we

could be required to collect and remit sales and use taxes in additional states. States are also continuing to define the taxability of digital goods. Taxation of digital goods is subject to complex evolving tax rules that could result in additional taxation of our products and services. The imposition of additional tax obligations related to our business activities by state and local governments could materially adversely affect our operating results, create administrative burdens for us and decrease our future sales.

In those countries where we have taxable presence, we collect VAT on sales of "electronically supplied services" provided to European Union residents, including software products, games, data, publications, music, video and fee-based broadcasting services. The collection and remittance of VAT subjects us to additional currency fluctuation risks.

We may be subject to additional income tax assessments.

We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes, income taxes payable, and net deferred tax assets. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different than that which is reflected in our historical financial statements. An audit or litigation can result in significant additional income taxes payable in the U.S. or foreign jurisdictions which could have a material adverse effect on our financial condition and results of operations.

Risks Related to Our Previously Announced Separation of Our Games Business

We announced our intention to separate our global Games business into an independent company and to distribute shares of the newly created games company to our shareholders. If such transactions are postponed for a significant period of time or not completed, our stock price and business may be adversely affected, and we may not realize the anticipated benefits of the separation transactions.

In May 2008, we announced our intention to separate our global Games business into an independent company and to distribute shares of the newly created games company to our shareholders. We also indicated that we may precede the spin-off with an initial public offering and sale of up to 20% of the shares of the new games company. In February 2009, we announced that we postponed work with our outside advisors, stopped external spending on the proposed transaction and wrote off the capitalized transaction-related costs in the fourth quarter of 2008. While we still intend to create a separate games company, current conditions do not support a separation transaction.

In addition, our business and operations may be harmed to the extent there is customer or employee uncertainty surrounding the future direction of our product and service offerings and strategy for our Games business. Even if we resume working with our outside advisors on the separation transaction, we may not complete the transaction, which is subject to a number of factors including market conditions, the final approval of our board of directors, the effectiveness of a registration statement, the receipt of a favorable letter ruling from the Internal Revenue Service and the execution of inter-company agreements. If the separation transactions are not completed, we and our shareholders will not realize the anticipated financial, operational and other benefits from such transactions.

Risks Related to the Securities Markets and Ownership of Our Common Stock

Our directors and executive officers beneficially own more than 38% of our stock, which gives them significant control over certain major decisions on which our shareholders may vote, may discourage an acquisition of us, and any significant sales of stock by our officers and directors could have a negative effect on our stock price.

Our executive officers, directors and affiliated persons beneficially own more than 38% of our common stock. Robert Glaser, our Chief Executive Officer and Chairman of the Board, beneficially owns more than

38% of our common stock himself. As a result, our executive officers, directors and affiliated persons will have significant influence to:

- elect or defeat the election of our directors;
- amend or prevent amendment of our articles of incorporation or bylaws;
- effect or prevent a merger, sale of assets or other corporate transaction; and
- control the outcome of any other matter submitted to the shareholders for vote.

Management's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of RealNetworks, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price.

Provisions of our charter documents, Shareholder Rights Plan, and Washington law could discourage our acquisition by a third-party.

Our articles of incorporation provide for a strategic transaction committee of the board of directors. Without the prior approval of this committee, and subject to certain limited exceptions, the board of directors does not have the authority to:

- adopt a plan of merger;
- authorize the sale, lease, exchange or mortgage of assets representing more than 50% of the book value of our assets prior to the transaction or on which our long-term business strategy is substantially dependent;
- authorize our voluntary dissolution; or
- take any action that has the effect of any of the above.

In addition, Mr. Glaser has special rights under our articles of incorporation to appoint or remove members of the strategic transaction committee at his discretion that could make it more difficult for RealNetworks to be sold or to complete another change of control transaction without Mr. Glaser's consent.

RealNetworks has also entered into an agreement providing Mr. Glaser with certain contractual rights relating to the enforcement of our charter documents and Mr. Glaser's roles and authority within RealNetworks.

We have adopted a shareholder rights plan, which was amended and restated in December 2008, that provides that shares of our common stock have associated preferred stock purchase rights. The exercise of these rights would make the acquisition of RealNetworks by a third-party more expensive to that party and has the effect of discouraging third parties from acquiring RealNetworks without the approval of our board of directors, which has the power to redeem these rights and prevent their exercise.

Washington law imposes restrictions on some transactions between a corporation and certain significant shareholders. The foregoing provisions of our charter documents, shareholder rights plan, our agreement with Mr. Glaser, and Washington law, as well as our charter provisions that provide for a classified board of directors and the availability of "blank check" preferred stock, could have the effect of making it more difficult or more expensive for a third-party to acquire, or of discouraging a third-party from attempting to acquire, control of us. These provisions may therefore have the effect of limiting the price that investors might be willing to pay in the future for our common stock.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. *Properties*

Our corporate and administrative headquarters and certain research and development and sales and marketing personnel are located at our facility in Seattle, Washington.

We lease properties primarily in the following locations that are utilized by all of our business segments, unless otherwise noted below, to house our research and development, sales and marketing, and general and administrative personnel:

Location	Area leased (sq. feet)	Monthly rent	Lease expiration
Seattle, Washington	264,000	$500,000	September 2014, with an option to renew for two five-year periods
Seattle, Washington(1)	133,000	425,000	September 2010
Seoul, Republic of Korea(2)	62,000	85,000	October 2011
Reston, Virginia(2)	35,000	80,000	September 2012

(1) In 2001, we re-evaluated our facilities requirements and as a result, decided to sublet all of this office space for the remainder of the term of our lease.

(2) This facility is utilized only by our Technology Products and Solutions segment.

In addition, we lease smaller facilities with multi-year terms in the U.S. and foreign countries, some of which support the operations of all of our business segments while others are dedicated to a specific business segment. We also lease various other smaller facilities in the U.S. and foreign countries primarily for our sales and marketing personnel. A majority of these other leases are for a period of less than one year. We believe that our properties are in good condition, adequately maintained and suitable for the conduct of our business. For additional information regarding our obligations under leases, see "Notes to Consolidated Financial Statements — Commitments and Contingencies" (Note 17).

Item 3. *Legal Proceedings*

See "Notes to Consolidated Financial Statements — Commitments and Contingencies" (Note 17) for information regarding legal proceedings.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of our shareholders during the fourth quarter of our fiscal year ended December 31, 2008.

PART II.

Item 5. ***Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities***

Our common stock has been traded on the Nasdaq Stock Market LLC under the symbol "RNWK" since our initial public offering in November 1997. There is no assurance that any quantity of the common stock could be sold at or near reported trading prices.

The following table sets forth for the periods indicated the high and low sale prices for our common stock, as reported on the Nasdaq Stock Market LLC. These quotations represent prices between dealers and do not include retail markups, markdowns or commissions and may not necessarily represent actual transactions.

	Years Ended December 31,			
	2008		2007	
	High	Low	High	Low
First Quarter	$6.58	$5.07	$11.17	$7.55
Second Quarter	7.61	5.82	8.76	7.42
Third Quarter	7.28	4.89	8.27	5.45
Fourth Quarter	5.12	2.93	7.35	5.74

As of January 31, 2009, there were approximately 688 holders of record of our common stock. Most shares of our common stock are held by brokers and other institutions on behalf of shareholders. We have not paid any cash dividends. Payment of dividends in the future will depend on our continued earnings, financial condition and other factors.

Our Board of Directors authorized a share repurchase program for the repurchase of our outstanding common stock in May 2008. Below is a summary of share repurchases during the quarter ended December 31, 2008, all of which were made through the Board of Directors authorized share repurchase program. No purchases were made in December 2008. The purchases made during the quarter ended December 31, 2008 completed the authorized amount for the repurchase program.

Period	Total Number of Shares Repurchased	Average Price Paid Per Share
	(In thousands)	
10/1/2008 — 10/31/2008	5,166	$4.18
11/1/2008 — 11/30/2008	960	4.32
Total	6,126	$4.20

For further information regarding our share repurchase plan see Note 15 of Notes to Consolidated Financial Statements.

Annual Report

Set forth below is a graph comparing the cumulative total return to shareholders on our common stock with the cumulative total return of the Nasdaq Composite Index and the Dow Jones U.S. Technology Index for the period beginning on December 31, 2003 and ended on December 31, 2008.

Comparison of 5 Year Cumulative Total Return Among RealNetworks, Inc., the NASDAQ Composite Index and the Dow Jones U.S. Technology Index



DOLLARS
350
300
250
200
150
100
50
0
RealNetworks, Inc.
NASDAQ Composite Index
Dow Jones U.S. Technology Index
12/31/2003
12/31/2004
12/31/2005
12/31/2006
12/31/2007
12/31/2008

	December 31, 2003	December 31, 2004	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2008
RealNetworks, Inc.	$100	$115.94	$135.90	$191.59	$106.65	$61.82
NASDAQ Composite Index	$100	$110.08	$112.88	$126.51	$138.13	$80.47
Dow Jones U.S. Technology Index	$100	$101.76	$105.13	$115.75	$133.92	$76.51

The total return on our common stock and each index assumes the value of each investment was $100 on December 31, 2003, and that all dividends were reinvested, although dividends have not been declared on our common stock. Return information is historical and not necessarily indicative of future performance.

Annual Report

Item 6. *Selected Financial Data*

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this report.

	Years Ended December 31,				
	2008	2007	2006	2005	2004
	(In thousands, except per share data)				
Consolidated Statements of Operations Data:					
Net revenue	$ 604,810	$567,620	$ 395,261	$ 325,059	$266,719
Cost of revenue	233,244	213,491	124,108	98,249	97,145
Impairment of deferred costs and prepaid royalties	19,666	—	—	—	—
Gross profit	351,900	354,129	271,153	226,810	169,574
Operating expenses:					
Research and development	113,680	102,731	77,386	70,731	52,066
Sales and marketing	211,922	209,412	165,602	130,515	96,779
Advertising with related party	44,213	24,360	—	—	—
General and administrative	69,981	67,326	57,332	50,697	31,538
Impairment of goodwill and long-lived assets	192,676	—	—	—	—
Restructuring and other charges	6,833	3,748	—	—	—
Loss on excess office facilities	—	—	738	—	866
Subtotal operating expenses	639,305	407,577	301,058	251,943	181,249
Antitrust litigation (benefit) expenses, net	—	(60,747)	(220,410)	(422,500)	11,048
Total operating expenses (benefit)	639,305	346,830	80,648	(170,557)	192,297
Operating income (loss)	(287,405)	7,299	190,505	397,367	(22,723)
Other income, net	69,355	68,472	37,248	32,176	248
Income (loss) before income taxes	(218,050)	75,771	227,753	429,543	(22,475)
Income taxes	(25,828)	(27,456)	(82,537)	(117,198)	(522)
Net income (loss)	$(243,878)	$ 48,315	$ 145,216	$ 312,345	$(22,997)
Basic net income (loss) per share	$ (1.74)	$ 0.32	$ 0.90	$ 1.84	$ (0.14)
Diluted net income (loss) per share	$ (1.74)	$ 0.29	$ 0.81	$ 1.70	$ (0.14)
Shares used to compute basic net income (loss) per share	140,432	151,665	160,973	169,986	168,907
Shares used to compute diluted net income (loss) per share	140,432	166,410	179,281	184,161	168,907

	As of December 31, 2008				
	2008	2007	2006	2005	2004
	(In thousands)				
Consolidated Balance Sheets Data:					
Cash, cash equivalents, and short-term investments	$370,734	$ 556,629	$ 678,920	$ 781,327	$363,621
Working capital	266,990	351,066	584,125	710,804	287,599
Other intangible assets, net	18,727	107,677	105,109	7,337	8,383
Goodwill	175,264	353,153	309,122	123,330	119,217
Total assets	789,013	1,275,442	1,303,416	1,112,997	602,502
Convertible debt	—	100,000	100,000	100,000	100,000
Shareholders' equity	553,558	875,104	969,766	841,733	380,805

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We are a leading creator of digital media services and software. Our mission is to deliver world class digital entertainment experiences — music, games or video — wherever and whenever consumers want them. Consumers use our services and software, such as Rhapsody, RealArcade, and RealPlayer to find, play, purchase, and manage free and premium digital content, including music, games, and video. Broadcasters, cable and wireless communication companies, media companies and enterprises, such as AT&T and Verizon Wireless in the U.S., Vodafone in Europe, and SK Telecom in Korea, use our digital media applications and services to create, secure and deliver digital media to PCs, mobile phones, portable music players and other consumer electronics devices and to provide entertainment services to their subscribers.

Our strategy is to continue to (1) develop technology that provides meaningful differentiation to our chosen markets in digital entertainment services; (2) build a direct relationship with, and grow, our worldwide user base and use feedback from our customers to rapidly innovate and improve our products; and (3) create strong business partnerships with device makers, media companies, service providers and other distribution channels and leverage those partnerships to drive scale and profitability. We intend to continue to expand our products and services beyond the PC to mobile devices and to create compelling digital media experiences on a variety of entertainment devices.

We also intend to use our strong cash position to continue to seek acquisition opportunities to further our strategic initiatives, to make selective internal investments in new products or technologies and to enhance our competitive position. In recent years, we have focused our acquisition efforts principally on the identification and acquisition of targets (1) with technologies and products complementary to ours in order to accelerate and supplement our research and development efforts, (2) to increase the distribution of our products and services into new geographies, (3) to gain significant new customers and (4) with existing or a reasonably expected ability to achieve profitability. For example, our Technology Products and Solutions business acquired WiderThan in 2006 to obtain a new set of products and technologies including ringback tone and music-on-demand businesses for mobile carriers. The WiderThan acquisition also expanded our geographic reach into South Korea and brought us a new relationship with SK Telecom, a leading mobile carrier in South Korea. Subsequent to our acquisition of WiderThan, we acquired Sony NetServices in 2007 to expand our presence in Europe for our ringback tone and music-on-demand products and to enhance our strategic relationship with many of the larger Vodafone operating companies. Similarly, in our Games business, we acquired Zylom in 2006 to expand our presence in Europe and Trymedia in 2008 to expand the distribution of our casual games to a wide variety of new customers through Trymedia's existing syndication business.

We have recently focused our efforts on building our Music and Consumer businesses through internal initiatives, third party distribution and strategic acquisitions of businesses and technologies. Through our agreement with Verizon Wireless, we have expanded our Rhapsody subscription music service, which is provided through Rhapsody America, into the mobile carrier market. We have also increased our focus on "free-to-consumer" products and services, such as providing free music streaming for top music websites and downloadable games monetized through advertising. These products and services generate advertising revenue and are also designed to increase the exposure of our paid digital music and games products and services to consumers. As a result, combined revenue in our Music and Consumer segments grew 10% and 12% during the years ended December 31, 2008 and 2007, respectively, and we recorded the highest total annual revenue in our history in each year. The growth in our Consumer businesses, as compared with 2007, was driven primarily by increased revenue from our Games and Music businesses, which was aided by the inclusion of the operating results from our acquisition of Trymedia, completed in April 2008. This growth was partially offset by a decline in revenue in our Media Software and Services business from 2007 to 2008, due primarily to a decline in revenue from our SuperPass subscription service.

Our Technology Products and Solutions business consists primarily of application service provider (ASP) services, which include ringback tones, music-on-demand, video-on-demand and messaging services, system software sales and intellectual property licensing. Our traditional system software sales have been negatively impacted primarily by the competitive efforts of Microsoft, which bundles its competing technology with its

market leading operating systems and server software. In December 2003, we filed suit against Microsoft in U.S. District Court to redress what we believed were illegal, anticompetitive practices by Microsoft. In October 2005, we entered into a settlement agreement with Microsoft regarding the settlement of all antitrust disputes worldwide and two commercial agreements related to our digital music and casual games businesses. The settlement agreement provided for cash payments to us totaling approximately $761 million, the final installment of which we received in the quarter ended March 31, 2007. The transactions under the commercial agreements have also concluded. While the payments we received under the settlement agreement have significantly enhanced our cash position and impact the comparability of our overall results of operations in 2007 and the results of operations in 2008, we do not expect that the completion of Microsoft's obligations under the settlement agreement and the commercial agreements will materially impact our prospects or business strategies in future periods.

In response to the slowing growth of our system software sales business, we began to shift our focus to growing our ASP services, which we significantly enhanced by acquiring WiderThan in 2006. We believe that the transition to an ASP business model will create a more stable, recurring and scalable revenue stream compared with our traditional system software license sales model. In addition, we have continued to de-emphasize our systems integration business, including the sale of systems integration services to SK Telecom, primarily because it has lower margins and does not generate consistent recurring revenue streams, which does not fit our current business model. This shift away from the systems integration business to our ASP business resulted in a slight decrease in our Technology Products and Solutions revenue, including a decline in revenue from sales of systems integration services to SK Telecom, in 2008 compared with 2007. This decrease was partially offset by increases in revenue from our ASP business.

In May 2008, we announced our intent to separate our casual Games business into an independent company and to distribute shares of the newly created games company to our shareholders. We also announced that we may precede the spin-off with an initial public offering and sale of up to 20% of the shares of the new games company. In February 2009, we announced that we postponed work with our outside advisors, stopped external spending on the proposed transaction and wrote off the capitalized transaction-related costs in the fourth quarter of 2008. While we still intend to create a separate games company, current conditions do not support a separation transaction.

We believe our operating results for the second half of 2008 were impacted by, and our operating results in future periods may continue to be impacted by, the uncertainty and adverse conditions in the economy. The economic downturn has resulted in a decline in overall consumer and corporate spending, declines in consumer access to credit, fluctuations in foreign exchange rates, declines in the value of assets and increased liquidity risks, all of which could materially impact our business, financial condition and results of operations. The digital entertainment products and services we provide may be considered discretionary items for consumers. As a result, we may experience decreases in consumer demand for our products and services, including the products and services we provide to our business customers who sell them to their subscribers, increased price-sensitivity by consumers, softening of new subscriber sign-ups and changes in consumers' use of credit cards, which is how they pay for our services. Any of these changes could materially adversely affect our revenue in future periods. In addition, we may continue to experience a decline in advertising revenue as corporate spending has decreased due to the contracting economy. We also expect our revenue to continue to be impacted by the increased volatility in foreign exchange rates, particularly if the U.S. dollar continues to gain strength against the euro and the Korean won. The continued downturn in the economy may result in additional impairments to our assets in future periods, particularly goodwill, other intangible assets and long-lived assets. Economic conditions may also negatively impact our liquidity due to (1) declines in interest income, (2) increased risk that we may not be able to access cash balances held in U.S. or foreign financial institutions or that our investments in debt securities issued by financial institutions may become worthless if such financial institutions nationalize or fail, and (3) decreased ability to sell the securities or institutional money market funds we hold as short-term investments. These risks and the potential impact of these risks on our financial condition and results of operations are discussed further above in "Risk Factors — Risks Related to Our Business in General." If any of these risks are realized, we may experience a material adverse impact on our financial condition and results of operations in future periods.

We manage our business, and correspondingly report segment revenue and profit (loss), based on three segments: Music, Consumer and Technology Products and Solutions, each of which is described further below under "Revenue by Segment" and "Costs of Revenue by Segment."

The following table sets forth certain financial data for the periods indicated as a percentage of total net revenue:

	Years Ended December 31,		
	2008	2007	2006
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	38.6	37.6	31.4
Impairment of deferred costs and prepaid royalties	3.2	—	—
Gross profit	58.2	62.4	68.6
Operating expenses:			
Research and development	18.8	18.1	19.6
Sales and marketing	35.0	36.9	41.9
Advertising with related party	7.3	4.3	—
General and administrative	11.6	11.9	14.5
Impairment of goodwill and long-lived assets	31.9	—	—
Restructuring and other charges	1.1	0.6	—
Loss on excess office facilities	—	—	0.2
Subtotal operating expenses	105.7	71.8	76.2
Antitrust litigation benefit, net	—	(10.7)	(55.8)
Total operating expenses	105.7	61.1	20.4
Operating income (loss)	(47.5)	1.3	48.2
Other income, net	11.5	12.0	9.4
Income (loss) before income taxes	(36.0)	13.3	57.6
Income taxes	(4.3)	(4.8)	(20.9)
Net income (loss)	(40.3)%	8.5%	36.7%

Critical Accounting Policies and Estimates

The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Our critical accounting policies and estimates are as follows:

- Revenue recognition;
- Estimating music publishing rights and music royalty accruals;
- Recoverability of deferred costs and prepaid royalties;
- Estimating allowances for doubtful accounts and sales returns;
- Estimating losses on excess office facilities;
- Determining whether declines in the fair value of investments are other-than-temporary and estimating fair market value of investments in privately held companies;
- Valuation of long-lived assets;
- Valuation of goodwill;

- Stock-based compensation;
- Minority interest;
- Accounting for gains on sale of subsidiary stock;
- Accounting for taxes collected from customers; and
- Accounting for income taxes.

Revenue Recognition. We recognize revenue in accordance with the following authoritative literature: AICPA Statement of Position (SOP) No. 97-2, *Software Revenue Recognition;* SOP No. 98-9, *Software Revenue Recognition with Respect to Certain Arrangements*; SOP No. 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*; Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104, *Revenue Recognition in Financial Statements*; Financial Accounting Standards Board's Emerging Issues Task Force (EITF) Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables;* and EITF Issue No. 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent.* Generally we recognize revenue when there is persuasive evidence of an arrangement, the fee is fixed or determinable, the product or services have been delivered and collectability of the resulting receivable is reasonably assured.

Consumer subscription products are paid in advance, typically for monthly, quarterly or annual periods. Subscription revenue is recognized ratably over the related subscription period. Revenue from sales of downloaded individual music tracks, albums and games are recognized at the time the music or game is made available, digitally, to the end user.

We recognize revenue under the residual method for multiple element software arrangements when vendor-specific objective evidence (VSOE) exists for all of the undelivered elements of the arrangement, but does not exist for one or more of the delivered elements in the arrangement, under SOP No. 97-2. Under the residual method, at the outset of the arrangement with a customer, we defer revenue for the fair value of the arrangement's undelivered elements such as post contract support (PCS), and recognize revenue for the remainder of the arrangement fee attributable to the elements initially delivered, such as software licenses. VSOE for PCS is established on standard products for which no installation or customization is required based upon amount charged when PCS is sold separately. For multiple element software arrangements involving significant production, modification, or customization of the software, which are accounted for in accordance with the provisions of SOP No. 81-1, VSOE for PCS is established if customers have an optional renewal rate specified in the arrangement and the rate is substantive.

We have arrangements whereby customers pay one price for multiple products and services and in some cases, involve a combination of products and services. For arrangements with multiple deliverables, revenue is recognized upon the delivery of the individual deliverables in accordance with EITF Issue No. 00-21. In the event that there is no objective and reliable evidence of fair value of the delivered items, the revenue recognized upon delivery is the total arrangement consideration less the fair value of the undelivered items. We apply significant judgment in establishing the fair value of multiple elements within revenue arrangements.

We recognize revenue on a gross or net basis in accordance with EITF Issue No. 99-19. In many arrangements, we contract directly with end user customers, are the primary obligor and carry all collectability risk. In such arrangements we report the revenue on a gross basis. In some cases, we utilize third-party distributors to sell products or services directly to end user customers and carry no collectability risk. In such instances we report the revenue on a net basis.

Revenue generated from advertising appearing on our websites and from advertising included in our products is recognized as revenue as the delivery of the advertising occurs.

Music Publishing Rights and Music Royalty Accruals. We must make estimates of amounts owed related to our music publishing rights and music royalties for our domestic and international music services. Material differences may result in the amount and timing of our expense for any period if management made different judgments or utilized different estimates. Under copyright law, we may be required to pay licensing fees for

digital sound recordings and compositions we deliver. Copyright law generally does not specify the rate and terms of the licenses, which are determined by voluntary negotiations among the parties or, for certain compulsory licenses where voluntary negotiations are unsuccessful, by arbitration. There are certain geographies and agencies for which we have not yet completed negotiations with regard to the royalty rate to be applied to the current or historic sales of our digital music offerings. Our estimates are based on contracted or statutory rates, when established, or management's best estimates based on facts and circumstances regarding the specific music services and agreements in similar geographies or with similar agencies. While we base our estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, actual results may differ materially from these estimates under different assumptions or conditions.

Recoverability of Deferred Costs. We defer costs on projects for service revenue and system sales. Deferred costs consist primarily of direct and incremental costs to customize and install systems, as defined in individual customer contracts, including costs to acquire hardware and software from third parties and payroll costs for our employees and other third parties.

We recognize such costs in accordance with our revenue recognition policy by contract. For revenue recognized under the completed contract method, costs are deferred until the products are delivered, or upon completion of services or, where applicable, customer acceptance. For revenue recognized under the percentage of completion method, costs are recognized as products are delivered or services are provided in accordance with the percentage of completion calculation. For revenue recognized ratably over the term of the contract, costs are recognized ratably over the term of the contract, commencing on the date of revenue recognition. At each balance sheet date, we review deferred costs to ensure they are ultimately recoverable. Any anticipated losses on uncompleted contracts are recognized when evidence indicates the estimated total cost of a contract exceeds its estimated total revenue.

Allowances for Doubtful Accounts and Sales Returns. We must make estimates of the uncollectability of our accounts receivable. We specifically analyze the age of accounts receivable and historical bad debts, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Similarly, we must make estimates of potential future product returns related to current period revenue. We analyze historical returns, current economic trends, and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns allowance. Significant judgments and estimates must be made and used in connection with establishing allowances for doubtful accounts and sales returns in any accounting period. Material differences may result in the amount and timing of our revenue for any period if we were to make different judgments or utilize different estimates.

Accrued Loss on Excess Office Facilities. We made significant estimates in determining the appropriate amount of accrued loss on excess office facilities. If we made different estimates, our loss on excess office facilities could be significantly different from that recorded, which could have a material impact on our operating results. Our original estimate has been revised in previous periods in response to changes in market conditions for commercial real estate in the area where the excess office facilities are located, or to reflect negotiated changes in sublease rates charged to occupying tenants.

Impairment of Investments. We periodically evaluate whether any declines in the fair value of our investments are other-than-temporary. Significant judgments and estimates must be made to assess whether an other-than-temporary decline in fair value of investments has occurred and to estimate the fair value of investments in privately held companies. Material differences may result in the amount and timing of any impairment charge if we were to make different judgments or utilize different estimates.

Valuation of Long-Lived Assets. Long-lived assets consist primarily of property, plant and equipment, as well as amortizable intangible assets acquired in business combinations. Long-lived assets are amortized on a straight line basis over their estimated useful lives. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of a long-lived asset is measured by comparing its carrying value to the undiscounted projected future cash flows that the asset is expected to generate. If the carrying amount of an asset is not recoverable, we recognize an impairment loss based on the excess of the carrying amount of the long-lived asset over its

respective fair value, which is generally determined as the present value of estimated future cash flows or at the appraised value. The impairment analysis is based on significant assumptions of future results made by management, including revenue and cash flow projections.

Valuation of Goodwill. We assess the impairment of goodwill on an annual basis, in our fourth quarter, or whenever events or changes in circumstances indicate that the fair value of the reporting unit to which goodwill relates is less than the carrying value. Factors we consider important that could trigger an impairment review include the following:

- poor economic performance relative to historical or projected future operating results;
- significant negative industry, economic or company specific trends;
- changes in the manner of our use of the assets or the plans for our business; and
- loss of key personnel.

If we were to determine that the fair value of a reporting unit was less than its carrying value, including goodwill, based upon the annual test or the existence of one or more of the above indicators of impairment, we would measure impairment based on a comparison of the implied fair value of reporting unit goodwill with the carrying amount of goodwill. The implied fair value of goodwill is determined by allocating the fair value of a reporting unit to its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the goodwill of the reporting unit. To the extent the carrying amount of reporting unit goodwill is greater than the implied fair value of reporting unit goodwill, we would record an impairment charge for the difference. Judgment is required in determining our reporting units and assessing fair value of the reporting units.

Stock-Based Compensation. We account for stock-based compensation in accordance with Statement of Financial Accounting Standards (SFAS) No. 123R, *Share-Based Payment*. Under the provisions of SFAS No. 123R, which we adopted as of January 1, 2006, stock-based compensation cost is estimated at the grant date based on the award's fair-value as calculated by the Black-Scholes option-pricing model and is recognized as expense over the requisite service period, which is the vesting period. The Black-Scholes model requires various highly judgmental assumptions including volatility in our common stock price and expected option life. If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation expense may differ materially in the future from the amounts recorded in our consolidated statement of operations. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. Prior to the adoption of SFAS No. 123R, we measured compensation expense for our employee stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion (APB) No. 25, *Accounting for Stock Issued to Employees*. Under APB No. 25, when the exercise price of our employee stock options was equal to the market price of the underlying stock on the date of the grant, no compensation expense was recognized.

Minority Interests. We record minority interest expense (benefit) which reflects the portion of the earnings (losses) of majority-owned entities which are applicable to the minority interest partners in accordance with Accounting Research Bulletin No. 51, *Consolidated Financial Statements* (ARB 51) and EITF Topic No. D-98, *Classification and Measurement of Redeemable Securities* (EITF D-98). Redeemable minority interests that are redeemable at either fair value or are based on a formula that is intended to approximate fair value follow our historical disclosure only policy for the redemption feature and the current redemption amount of the redeemable minority interests is disclosed on the face of the balance sheet. Redeemable minority interests that are redeemable at either a fixed price or are based on a formula that is not akin to fair value are reflected as an adjustment to income attributable to common shareholders based on the difference between accretion as calculated using the terms of the redemption feature and the accretion entry for a hypothetical fair value redemption feature with the remaining amount of accretion to redemption value recorded directly to equity. Minority interest expense (benefit) is included within the consolidated statement of operations and comprehensive income for 2008 and 2007.

As of December 31, 2008 and 2007, our minority interests solely related to redeemable minority interests in Rhapsody America. See Note 3 for further discussion of the redeemable minority interest treatment.

Accounting for Gains on Sale of Subsidiary Stock. We account for any changes in our ownership interest resulting from the issuance of equity capital by consolidated subsidiaries as either a gain or loss in the statement of operations pursuant to SAB No. 51 *Accounting for the Sales of Stock of a Subsidiary.* SAB No. 51 requires that the difference between the carrying amount of the parent's investment in a subsidiary and the underlying net book value of the subsidiary after the issuance of stock by the subsidiary be reflected as either a gain or loss in the statement of operations if the appropriate recognition criteria has been met or reflected as an equity transaction. We have elected to reflect SAB No. 51 gains or losses in our consolidated statement of operations and comprehensive income when the appropriate criteria have been met. As described in Note 3 to our consolidated financial statements, the sales of stock in Rhapsody America met the gain recognition criteria for all periods through September 30, 2008 and the gains from these sales were included in the consolidated statement of operations. Beginning in the fourth quarter of 2008, the gain recognition criteria in SAB No. 51 were no longer met and the sales of ownership interests in Rhapsody America were accounted for as equity transactions.

Accounting for Taxes Collected from Customers. We collect various types of taxes from our customers, assessed by governmental authorities, which are imposed on and concurrent with revenue-producing transactions. Such taxes are recorded on a net basis and are not included in our net revenue.

Accounting for Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities and operating loss and tax credit carryforwards are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and operating loss and tax credit carryforwards are expected to be recovered or settled. We must make assumptions, judgments and estimates to determine current provision for income taxes, deferred tax assets and liabilities and any valuation allowance to be recorded against deferred tax assets. Our judgments, assumptions, and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.

Each reporting period we must periodically assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent that recovery is not more likely than not, a valuation allowance must be established. The establishment of a valuation allowance and increases to such an allowance result in either increases to income tax expense or reduction of income tax benefit in the statement of operations and comprehensive income. Factors we consider in making such an assessment include, but are not limited to past performance and our expectation of future taxable income, macroeconomic conditions and issues facing our industry, existing contracts, our ability to project future results and any appreciation of our investments and other assets.

We have not provided for U.S. deferred income taxes or withholding taxes on certain non-U.S. subsidiaries' undistributed earnings. These earnings are intended to be permanently reinvested in operations outside of the U.S. If these amounts were distributed to the U.S., in the form of dividends or otherwise, we could be subject to additional U.S. income taxes. It is not practicable to determine the U.S. federal income tax liability or benefit on such earnings due to the availability of foreign tax credits and the complexity of the computation if such earnings were not deemed to be permanently reinvested.

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows (in thousands):

	Years Ended December 31, 2008	2007
Balance, beginning of year	$ 8,931	$7,501
Increases related to prior year tax positions	586	—
Decreases related to prior year tax positions	(241)	—
Increases related to current year tax positions	1,179	1,430
Settlements	—	—
Expiration of the statute of limitations	—	—
Balance, end of year	$10,455	$8,931

We file numerous consolidated and separate income tax returns in the United States Federal, as well as state, local, and foreign jurisdictions. With few exceptions, we are no longer subject to United States Federal, state, local, or foreign income tax examinations for years before 1993. We are currently under audit by the California Franchise Tax Board for the consolidated group RealNetworks, Inc. and subsidiaries for the years ended December 31, 2005 and 2006. During the third quarter of 2008, an income tax audit by the United States Internal Revenue Service for our wholly-owned subsidiary WiderThan Americas, Inc. for the period ended December 31, 2005 was closed with no adjustments.

Revenue by Segment

Revenue by segment is as follows (dollars in thousands):

	2008	Change	2007	Change	2006
Music	$160,721	8%	$149,126	21%	$123,033
Consumer	237,522	12	211,851	6	199,739
Technology products and solutions	206,567	(0)	206,643	185	72,489
Total net revenue	$604,810	7%	$567,620	44%	$395,261

Revenue by segment as a percentage of total net revenue is as follows:

	2008	2007	2006
Music	27%	26%	31%
Consumer	39	37	51
Technology products and solutions	34	37	18
Total net revenue	100%	100%	100%

Music. Music revenue primarily includes revenue from our Rhapsody and RadioPass subscription services; sales of digital music content through Rhapsody America's MP3 music store and Rhapsody service; and advertising from our music websites. These products and services are sold and provided primarily through our distribution partners and the Internet and we charge customers' credit cards at the time of sale. Billings for subscription services typically occur monthly, quarterly or annually, depending on the service purchased.

During the first six months of 2008, our Music revenue growth slowed due primarily to continuing challenges facing our subscription music business, including low consumer awareness of subscription music services, Apple's dominance of the portable MP3 player business, limited distribution of music devices that are compatible with our subscription services, and the persistent availability of unlicensed music content from peer-to-peer services. In response, we have shifted our business strategy and marketing efforts toward new initiatives including the launches of Rhapsody America's new online MP3 store and Rhapsody subscription service with Verizon Wireless, as well as the development of music-discovery services for consumer music

websites operated by Yahoo! and MTVN. These initiatives were launched on June 30, 2008 and contributed to an increase in the rate of growth of our Music revenue for the six months ended December 31, 2008. Additionally, as part of a strategic relationship between Yahoo! and us, Yahoo! Music Unlimited subscribers that chose to migrate to Rhapsody's digital music service were converted from Yahoo! Music Unlimited subscribers to Rhapsody subscribers during the year ended December 31, 2008.

Music revenue increased by $11.6 million, or 8%, during the year ended December 31, 2008, compared with the year ended December 31, 2007. Growth in revenue from our Rhapsody subscription music service accounted for $17.6 million of the increase for the year ended December 31, 2008. Subscriber and related revenue growth were primarily driven by our launch of a new distribution channel with Verizon Wireless and the one-time migration of Yahoo! Music Unlimited subscribers who chose to convert to our Rhapsody music service. An increase in the number of digital music tracks sold during the year ended December 31, 2008 contributed approximately $1.2 million to the increase. The increase in sales of digital music tracks was due primarily to the launch of Rhapsody America's new MP3 music store on June 30, 2008. These increases were offset by a decline in revenue from our RadioPass music subscription services of approximately $5.5 million for the year ended December 31, 2008 due primarily to a decline in subscribers to these services. No other single factor contributed materially to the change during the period.

Music revenue increased by $26.1 million, or 21%, during the year ended December 31, 2007, compared with the year ended December 31, 2006. Growth in revenue from our Rhapsody subscription music service accounted for $21.5 million of the increase for the year ended December 31, 2007 due primarily to an increase in the price for our Rhapsody Unlimited music service as well as an increase of subscribers contributed by MTVN into the Rhapsody America joint venture. An increase in advertising sold during the year ended December 31, 2007 contributed approximately $3.0 million to the increase. No other single factor contributed materially to the change during the period.

Consumer. Consumer revenue primarily includes revenue from digital media subscription services such as GamePass, FunPass, SuperPass and stand-alone subscriptions; sales and distribution of third-party software and services; sales of digital content such as game downloads; sales of premium versions of our RealPlayer and related products; and advertising. These products and services are sold and provided primarily through the Internet and we charge customers' credit cards at the time of sale. Billings for subscription services typically occur monthly, quarterly or annually, depending on the service purchased.

Consumer revenue increased by $25.7 million, or 12%, during the year ended December 31, 2008, compared with the year ended December 31, 2007. Consumer revenue increased by $12.1 million, or 6%, during the year ended December 31, 2007, compared with the year ended December 31, 2006. Factors contributing to the changes in revenue are discussed below in "Consumer Revenue."

Technology Products and Solutions. Technology Products and Solutions revenue is derived from products and services that enable wireless carriers, cable companies, and other media and communications companies to distribute digital media content to PCs, mobile phones, and other non-PC devices. Application services revenue consists of ringback tones, music-on-demand, video-on-demand, and inter-carrier messaging services, and are primarily sold to wireless carriers. Software revenue consists of Helix system software and related authoring and publishing tools, digital rights management technology, messaging gateways, and support and maintenance services that we sell to customers who purchase these products. We also offer broadcast hosting and consulting services to our customers. These products and services are primarily sold to corporate, government and educational customers. We do not require collateral from our customers, but we often require payment before or at the time products and services are delivered. Many of our customers are given standard commercial credit terms, and for these customers we do not require payment before products and services are delivered.

Technology Products and Solutions revenue decreased by $0.1 million, or less than 1%, during the year ended December 31, 2008, compared with the year ended December 31, 2007. The decrease during the year was due primarily to a decrease in systems integration revenue of approximately $17.0 million, offset by an increase in revenue from application services provided to wireless carriers, including ringback tones, music-on-demand, inter-carrier messaging, and video-on-demand services of approximately $18.7 million

during the year. We have de-emphasized our systems integration business, including sales of business integration services to SK Telecom, primarily because it has lower margins and does not generate consistent recurring revenue streams, which does not fit our current business model. As a result, we experienced a decline in systems integration revenue during the year due primarily to a decline in sales of our lower-margin systems integration services to SK Telecom. The increase in revenue from our application services was primarily due to increased usage and the number of users of the services we provide. No other single factor contributed materially to the change during the period. The rise in the value of the U.S. dollar against the Korean won negatively affected 2008 revenue by approximately $8.2 million.

Technology Products and Solutions revenue increased by $134.2 million, or 185%, during the year ended December 31, 2007, compared with the year ended December 31, 2006. The increase in revenue was primarily the result of incremental revenue from our acquisitions of WiderThan (acquired in October 2006) of approximately $123.9 million, Sony NetServices GmbH (acquired in May 2007) of approximately $12.9 million and Exomi (acquired in June 2007) of approximately $2.2 million. No other single factor contributed materially to the change during the period.

Consumer Revenue

A further analysis of our Consumer revenue is as follows (dollars in thousands):

	2008	Change	2007	Change	2006
Games	$134,649	24%	$108,503	26%	$ 86,236
Media software and services	102,873	(0)	103,348	(9)	113,503
Total consumer products and services revenue	$237,522	12%	$211,851	6%	$199,739

Games. Games revenue primarily includes revenue from the sale of individual games through our RealArcade service and our games related websites including GameHouse and Zylom (acquired in January 2006); our games subscription services; advertising through RealArcade and our games related websites; and sales of games through wireless carriers.

Games revenue increased by $26.1 million, or 24%, during the year ended December 31, 2008, compared with the year ended December 31, 2007. Revenue associated with our Trymedia acquisition, which was consummated on April 1, 2008, accounted for approximately $11.7 million of the increase during the year ended December 31, 2008. Increases in subscription revenue accounted for approximately $8.2 million of the increase during the year ended December 31, 2008. Increases in the number of subscribers to our games subscription services, accounted for a significant portion of the increase in subscription revenue for the year ended December 31, 2008. Revenue associated with the distribution of third-party products increased approximately $3.1 million during the year ended December 31, 2008, due primarily to an increased focus on the distribution of these products. Growth in revenue from sales of individual games accounted for $3.0 million of the increase for the year ended December 31, 2008. No other single factor contributed materially to the change during the period.

While our Games revenue grew in 2008 compared with 2007, during the second half of 2008 our Games revenue experienced quarterly sequential declines. We believe these declines were due primarily to challenges associated with integrating recent acquisitions into our games business and increased price sensitivity of our customers. In the fourth quarter of 2008, we re-launched our GameHouse.com website to feature offerings such as a free game every day and value pricing for our premium version casual games.

Games revenue increased by $22.3 million, or 26%, during the year ended December 31, 2007, compared with the year ended December 31, 2006. Increases in subscription revenue accounted for approximately $10.1 million of the increase during the year ended December 31, 2007 due primarily to additional subscribers to our services. Increases in advertising revenue generated through our games related websites accounted for approximately $7.1 million of the increase during the year ended December 31, 2007. An increase in the

number of individual games sold accounted for $1.9 million of the increase for the year ended December 31, 2007. No other single factor contributed materially to the change during the period.

Media Software and Services. Media Software and Services revenue primarily includes revenue from our SuperPass premium subscription service; RealPlayer Plus and related products; sales and distribution of third-party software products; and all advertising other than that related directly to our Music and Games businesses.

Media Software and Services revenue decreased by $0.5 million, or less than 1%, during the year ended December 31, 2008, compared with the year ended December 31, 2007. This decrease was due primarily to a decline of subscribers to, and related revenue from, our SuperPass subscription service totaling approximately $6.5 million. This decrease was primarily due to a shift in our marketing and promotional efforts towards our Music and Games businesses which we believe represent a greater growth opportunity for us. The decrease was offset by an increase of approximately $5.4 million in revenue generated from the distribution of third-party products related to our campaign to encourage consumers to upgrade to our RealPlayer 11 media player software. No other single factor contributed materially to the change during the period.

Media Software and Services revenue decreased by $10.2 million, or 9%, during the year ended December 31, 2007, compared with the year ended December 31, 2006. This decrease was due primarily to a decline of subscribers to, and related revenue from, our SuperPass subscription service totaling approximately $10.2 million, offset by an increase in revenue generated from the distribution of third-party products totaling approximately $2.9 million. No other single factor contributed materially to the change during the period.

Geographic Revenue

Revenue by region is as follows (dollars in thousands):

	2008	Change	2007	Change	2006
United States	$403,799	12%	$360,676	27%	$283,433
Europe	107,223	27	84,368	35	62,270
Republic of Korea	50,443	(39)	82,549	344	18,597
Rest of the World	43,345	8	40,027	29	30,961
Total	$604,810	7%	$567,620	44%	$395,261

Revenue in the U.S. increased by $43.1 million, or 12%, for the year ended December 31, 2008 compared with the year ended December 31, 2007. The increase was due primarily to growth in our Games and Technology Products and Solutions businesses, including the acquisition of Trymedia in April 2008. Trymedia contributed approximately $11.7 million of the increase during the year ended December 31, 2008. The growth in our Technology Products and Solutions business was due primarily to increased subscribers and increased usage of our application services to wireless carriers that accounted for approximately $24.5 million of the revenue increase in the U.S. during the year ended December 31, 2008. See the sections "Revenue by Segment — Technology Products and Solutions and Consumer Revenue — Games" above for further discussion of these changes.

Revenue in the U.S. increased by $77.2 million, or 27%, for the year ended December 31, 2007 compared with the year ended December 31, 2006. The increase was due primarily to growth in our Games and Technology Products and Solutions businesses. The growth in our Technology Products and Solutions business was due primarily to increased subscribers and increased usage of our application services to wireless carriers that accounted for approximately $53.3 million of the revenue increase in the U.S. during the year ended December 31, 2008. See the sections "Revenue by Segment — Technology Products and Solutions" and "Consumer Revenue — Games" above for further discussion of these changes.

Revenue in Europe increased by $22.9 million, or 27%, during the year ended December 31, 2008 compared with the year ended December 31, 2007. The increase was due primarily to the continued growth of our Games and Technology Products and Solutions businesses in Europe. The growth in our Games business was due primarily to increased subscription revenue of approximately $4.3 million in Europe during the year

ended December 31, 2008. The growth in our Technology Products and Solutions business was due primarily to increased subscribers and increased usage of our application services to wireless carriers that accounted for approximately $10.2 million of the revenue increase in Europe during the year ended December 31, 2008. See the sections "Revenue by Segment — Technology Products and Solutions" and "Consumer Revenue — Games" above for further discussion of these changes.

Revenue in Europe increased $22.1 million, or 35%, during the year ended December 31, 2007 compared with the year ended December 31, 2006. The increase was due primarily to the continued growth of our Games and Technology Products and Solutions businesses in Europe. The growth in our Games business was due primarily to increased subscription revenue of approximately $6.7 million. The growth in our Technology Products and Solutions business was due primarily to increased subscribers and increased usage of our application services to wireless carriers, including increases attributable to our acquisition of SNS in May 2007 that accounted for approximately $14.2 million of the revenue increase in Europe during the year ended December 31, 2007. See the sections "Revenue by Segment — Technology Products and Solutions" and "Consumer Revenue-Games" above for further discussion of these changes.

Revenue in the Republic of Korea decreased by $32.1 million, or 39%, for the year ended December 31, 2008 compared with the year ended December 31, 2007, due primarily to a decrease in our Technology Products and Solutions business in Korea. The decline in our Technology Products and Solutions business was due primarily to a decline in subscribers and reduced usage of our application services to wireless carriers in Korea that accounted for approximately $16.1 million as well as a decline within our systems integration revenue business of approximately $15.3 million during the year ended December 31, 2008. We have de-emphasized our systems integration business, including sales of business integration services to SK Telecom, because it has lower margins and does not generate consistent recurring revenue streams, which does not fit our current business model. The rise in the value of the U.S. dollar against the Korean won negatively affected 2008 revenue by approximately $8.2 million.

Revenue in the Republic of Korea increased by $64.0 million, or 344%, for the year ended December 31, 2007 compared with the year ended December 31, 2006. The increase was due to the inclusion of a full year of WiderThan (acquired in the fourth quarter of 2006).

License and Service Revenue

We also present our revenue based on License fees and Service revenue as set forth below (dollars in thousands):

	2008	Change	2007	Change	2006
License fees	$113,990	23%	$ 92,718	2%	$ 90,684
Service revenue	490,820	3	474,902	56	304,577
Total net revenue	$604,810	7%	$567,620	44%	$395,261

License fees and Service revenue as a percentage of total revenue is as follows:

	2008	2007	2006
License fees	19%	16%	23%
Service revenue	81	84	77
Total net revenue	100%	100%	100%

License Fees. License fees primarily include revenue from sales of content such as game licenses and digital music tracks; our media delivery system software; premium versions of our RealPlayer and related products and messaging gateways to mobile carriers. License fees include revenue from all of our reporting segments.

License revenue increased by $21.3 million, or 23%, during the year ended December 31, 2008 compared with the year ended December 31, 2007. The increase was due primarily to revenue generated from our Trymedia acquisition totaling approximately $11.6 million. An increase in the number of licenses sold for our premium versions of RealPlayer totaling approximately $3.0 million, as well as increase in the sales of

individual games of 3.0 million, also contributed to the increase during the year ended December 31, 2008. No other single factor contributed materially to the change during the period.

License revenue increased by $2.0 million, or 2%, during the year ended December 31, 2007 compared with the year ended December 31, 2006. The increase was due primarily to revenue generated from sales of individual games accounting for $1.9 million of the increase during the year ended December 31, 2007. No other single factor contributed materially to the change during the period.

Service Revenue. Service revenue primarily includes revenue from digital media subscription services such as SuperPass, Rhapsody, RadioPass, GamePass, FunPass and stand-alone subscriptions; sales of application services sold to wireless carriers to deliver ringback tones, music-on-demand, video-on-demand and messaging services to wireless carriers' customers; support and maintenance services that we sell to customers who purchase our software products; broadcast hosting and consulting services that we offer to our customers; distribution of third-party software; and advertising. Service revenue includes revenue from all of our reporting segments.

Service revenue increased by $15.9 million, or 3%, during the year ended December 31, 2008 compared with the year ended December 31, 2007. Growth in revenue from our application services provided to wireless carriers accounted for $19.1 million of the increase for the year ended December 31, 2008. Increased revenue from Rhapsody America's Rhapsody subscription music service accounted for $17.6 million of the increase for the year ended December 31, 2008. These increases were offset by a decrease in system integration revenue of approximately $17.0 million, as well as a decrease in subscription revenue from our SuperPass subscription service totaling approximately $6.5 million during the year ended December 31, 2008. No other single factor contributed materially to the change during the period.

Service revenue increased by $170.3 million, or 56%, during the year ended December 31, 2007 compared with the year ended December 31, 2006. Growth in revenue from our application services provided to wireless carriers and our systems integration business accounted for $117.1 million and $18.3 million, respectively, of the increase for the year ended December 31, 2007. These increases were primarily driven by our acquisition of WiderThan. Increases in revenue from the Rhapsody subscription music service and our Games subscription services accounted for $21.5 million and $10.1 million, respectively, of the increase for the year ended December 31, 2007. These increases were offset by a decrease in subscription revenue from our SuperPass subscription service totaling approximately $10.2 million during the year ended December 31, 2007. No other single factor contributed materially to the change during the period.

Deferred Revenue

Deferred revenue consists of unrecognized revenue and prepayments related to application services, unearned subscription services, support contracts, prepayments under OEM arrangements and other prepayments for which the earnings process has not been completed. Total deferred revenue at December 31, 2008 was $41.8 million compared with $42.2 million at December 31, 2007. The change in deferred revenue was due primarily to a decrease in unearned revenue from our application services business, offset by an increase in unearned music and games subscription revenue. No other single factor contributed materially to the change during the period.

Cost of Revenue by Segment

Cost of revenue by segment is as follows (dollars in thousands):

	2008	Change	2007
Music	$ 92,067	13%	$ 81,462
Consumer	64,180	61	39,840
Technology products and solutions	96,663	5	92,189
Total cost of revenue	$252,910	18%	$213,491

Cost of revenue as a percentage of segment revenue is as follows:

	2008	2007
Music	57%	55%
Consumer	27	19
Technology Products and Solutions	47	45
Total cost of revenue	42%	38%

Cost of Music. Cost of Music revenue consists primarily of cost of content and delivery of the content included in our music subscription service offerings; royalties paid on sales and streams of music; hardware devices and accessories; and fees paid to third-party vendors for support services.

Cost of Music revenue increased by $10.6 million, or 13%, during the year ended December 31, 2008 compared with the year ended December 31, 2007. Additional subscribers to our music subscription services were primarily responsible for the increased content costs including royalty payments of approximately $8.3 million. In addition to the increased content costs, a charge of $1.0 million was recorded related to the impairment of certain prepaid royalties (see "Impairment of Deferred Costs and Prepaid Royalties" below for more information). The impairments recognized were the primary cause of the increase of cost of Music revenue as a percentage of Music revenue for the year ended December 31, 2008. No other single factor contributed materially to the change during the period.

Cost of Consumer. Cost of Consumer revenue consists primarily of cost of content and delivery of the content included in our digital media subscription service offerings; royalties paid on sales of games and other third-party products; amounts paid for licensed technology; costs of product media; and fees paid to third-party vendors for support services.

Cost of Consumer revenue increased by $24.3 million, or 61%, during the year ended December 31, 2008, compared with the year ended December 31, 2007. The increase was due primarily to cost of revenue associated with the operations of Trymedia, which accounted for approximately $7.1 million of the increase. Increases in costs related to subscriber growth in our Consumer subscription services contributed an additional $4.2 million during the year ended December 31, 2008. In addition, we recorded $7.8 million in charges related to the impairment of certain prepaid royalties (see "Impairment of Deferred Costs and Prepaid Royalties" below for more information). No other single factor contributed materially to the changes during the period. Cost of Consumer revenue as a percentage of Consumer revenue for the year ended December 31, 2008, was negatively impacted by the impairments recognized as well as the operations of Trymedia because Trymedia's gross margins are generally lower than our other Consumer segment products.

Cost of Technology Products and Solutions. Cost of Technology Products and Solutions revenue includes amounts paid for licensed technology, costs of product media, fees paid to service carriers and third-party vendors for order fulfillment, cost of personnel providing support and consulting services, and expenses incurred in providing our ASP hosting services.

Cost of Technology Products and Solutions revenue increased by $4.5 million, or 5%, during the year ended December 31, 2008, compared with the year ended December 31, 2007, due primarily to decreased costs associated with system integration revenue of approximately $11.9 million. This decrease was offset by an increase in cost of revenue from application services provided to wireless carriers of approximately $6.4 million during the year ended December 31, 2008, due primarily to increased usage and users of the services we provide. In addition, a charge of $10.8 million was recorded related to the impairment of certain deferred costs (see "Impairment of Deferred Costs and Prepaid Royalties" below for more information). No other single factor contributed materially to the changes during the period. Cost of Technology Products and Solutions revenue as a percentage of Technology Products and Solutions revenue for the year ended December 31, 2008, was negatively impacted primarily by the impairments.

We have not provided comparative results for the year ended December 31, 2006 for cost of revenue by segment as we changed our allocation methodology in the third quarter of 2007 to accommodate the formation of Rhapsody America. We were able to use the new allocation methodology for amounts incurred since

January 1, 2007, however we do not have the data available to perform the allocation of amounts incurred prior to January 1, 2007. We deemed it impracticable to perform the allocation under the old method for the current period to provide comparative information due to the complexity of the calculations required.

Cost of License Fees and Service Revenue

We also present our cost of revenue based on license fees and service revenue as set forth below (dollars in thousands):

	2008	Change	2007	Change	2006
License fees	$ 50,097	43%	$ 34,927	(6)%	$ 37,089
Service revenue	202,813	14	178,564	105	87,019
Total cost of revenue	$252,910	18%	$213,491	72%	$124,108

Cost of revenue as a percentage of related revenue is as follows:

	2008	2007	2006
License fees	44%	38%	41%
Service revenue	41	38	29
Total cost of revenue	42%	38%	31%

Cost of License Fees. Cost of license fees includes royalties paid on sales of games, music and other third-party products, amounts paid for licensed technology, amortization of acquired technology.

Cost of license fees increased by $15.2 million, or 43%, during the year ended December 31, 2008 compared with the year ended December 31, 2007, due primarily to charges of $7.8 million from the impairments of certain prepaid royalties (see "Impairment of Deferred Costs and Prepaid Royalties" below for more information). Also contributing to the increase in cost of license revenue was increased costs of content related to revenue associated with the operations of Trymedia which totaled approximately $6.6 million. No other single factor contributed materially to the changes during the period. Cost of license revenue as a percentage of license revenue for the year ended December 31, 2008, was negatively impacted primarily by the impairments mentioned above.

Cost of license fees decreased by $2.2 million, or 6%, during the year ended December 31, 2007, compared with the year ended December 31, 2006, due primarily to the decrease in online sales of individual songs through the Rhapsody subscription service and our RealPlayer Music Store (now known as Rhapsody America's MP3 music store). Decreases in these costs accounted for approximately $1.8 million of the decline. No other single factor contributed materially to the changes during the period.

Cost of Service Revenue. Cost of service revenue includes the cost of content and delivery of the content included in our digital media subscription and mobile service offerings, cost of in-house and contract personnel providing support, amortization of acquired technology, and consulting services, royalties, and expenses incurred in providing our ASP hosting services. Content costs are expensed over the period the content is available to our subscription services customers.

Cost of service revenue increased by $24.2 million, or 14%, during the year ended December 31, 2008 compared with the year ended December 31, 2007. The increase was due primarily to increased content costs resulting from increased subscribers to our Music and Consumer subscription services totaling approximately $13.2 million as well as costs associated with increased sales of application services of approximately $7.4 million. A charge of $11.8 million was also recorded related to the impairment of certain deferred costs and prepaid royalties (see "Impairment of Deferred Costs and Prepaid Royalties" below for more information). These increases were offset by a decrease in costs of approximately $11.9 million resulting from a decrease in systems integration revenue. No other single factor contributed materially to the changes during the period. Cost of service revenue as a percentage of service revenue for the year ended December 31, 2008 was negatively impacted primarily by the impairments mentioned above.

Cost of service revenue increased by $91.5 million, or 105%, during the year ended December 31, 2007 compared with the year ended December 31, 2006. The increase was due primarily to increased content costs resulting from increased subscribers to our Music and Consumer subscription services totaling approximately $20.4 million as well as increased costs of sales of applications services and systems integration revenue related to the acquisition of WiderThan. Increases in the costs related to the sales of application services provided to wireless carriers and systems integration revenue contributed approximately $55.7 million and $13.0 million, respectively, to the increases for the year ended December 31, 2007. No other single factor contributed materially to the changes during the period.

Impairment of Deferred Costs and Prepaid Royalties

We assess the recovery of all deferred project costs and any royalty advances paid to content providers on a quarterly basis. As of December 31, 2008, we determined that the total estimated costs associated with certain projects exceeded the total estimated revenues expected to be recognized on those projects. As a result, we impaired approximately $10.8 million in deferred project costs. In addition, we assessed the recovery of recoupable royalty advances paid to certain content providers. As of December 31, 2008, we determined that approximately $8.8 million in royalty advances was not recoverable and therefore charged to expense. The total impairment of deferred costs and prepaid royalties was mentioned throughout the section above entitled "Cost of Revenue by Segment" and "Cost of License Fees and Service Revenue." See Note 8 of Notes to Consolidated Financial Statements for more information. No such charges existed in 2007 or 2006.

Assessing the recoverability of deferred project costs and prepaid royalty advances is based on significant assumptions and estimates, including future revenue and cost of sales. Significant or sustained decreases in revenue or increases in cost of sales in future periods could result in additional impairments of deferred project costs and prepaid royalty advances. We cannot accurately predict the amount and timing of such impairments. Should the value of deferred project costs or prepaid royalty advances become impaired, we would record the appropriate charge, which could have a material adverse effect on our financial condition or results of operations.

Other Segment and Geographical Information

Operating expenses of our Music, Consumer and Technology Products and Solutions segments include costs directly attributable to those segments and an allocation of general and administrative and other corporate overhead costs. In conjunction with the formation of Rhapsody America in August of 2007, we changed the method by which corporate overhead and general and administrative costs are allocated. We were able to use the new allocation methodology for amounts incurred after January 1, 2007. However, we do not have data available to perform the allocation of amounts incurred prior to January 1, 2007. Therefore comparative data from 2006 is not presented.

Reconciliation of segment operating income (loss) to income (loss) before income taxes for the year ended December 31, 2008 is as follows (in thousands):

	Music	Consumer	Technology Products and Solutions	Reconciling Amounts	Consolidated
Net revenue	$160,721	$237,522	$ 206,567	$ —	$ 604,810
Cost of revenue	91,067	56,351	85,826	—	233,244
Impairment of deferred costs and prepaid royalties	1,000	7,829	10,837	—	19,666
Gross profit	68,654	173,342	109,904	—	351,900
Advertising with related party	44,213	—	—	—	44,213
Restructuring and other charges	—	—	—	6,833	6,833
Impairment of goodwill and long-lived assets	4,753	46,056	141,867	—	192,676
Other operating expenses	101,022	170,149	123,507	905	395,583
Operating income (loss)	(81,334)	(42,863)	(155,470)	(7,738)	(287,405)
Other income, net	56,057	—	—	13,298	69,355
Income (loss) before income taxes	$(25,277)	$(42,863)	$(155,470)	$ 5,560	$(218,050)

Reconciliation of segment operating income (loss) to income (loss) before income taxes for the year ended December 31, 2007 is as follows (in thousands):

	Music	Consumer	Technology Products and Solutions	Reconciling Amounts	Consolidated
Net revenue	$149,126	$211,851	$206,643	$ —	$567,620
Cost of revenue	81,462	39,840	92,189	—	213,491
Gross profit	67,664	172,011	114,454	—	354,129
Advertising with related party	24,360	—	—	—	24,360
Restructuring and other charges	—	—	—	3,748	3,748
Other operating expenses	103,482	142,749	130,551	(58,060)	318,722
Operating income (loss)	(60,178)	29,262	(16,097)	54,312	7,299
Other income, net	36,194	—	—	32,278	68,472
Income (loss) before income taxes	$(23,984)	$ 29,262	$(16,097)	$ 86,590	$ 75,771

Long-lived assets, consisting of equipment, software, leasehold improvements, other intangible assets, and goodwill by geographic region are as follows (in thousands):

	December 31, 2008	December 31, 2007
United States	$163,730	$186,665
Republic of Korea	51,508	235,728
Europe	37,315	87,181
Rest of the World	4,445	7,753
Total long-lived assets	$256,998	$517,327

Net assets including minority interest by geographic location are as follows (in thousands):

	December 31, 2008	December 31, 2007
United States	$463,209	$557,381
Republic of Korea	64,824	228,153
Europe	20,201	79,410
Rest of the World	5,324	10,160
Total	$553,558	$875,104

Operating Expenses

Research and Development

Research and development expenses consist primarily of salaries and related costs of research and development personnel, expense associated with stock-based compensation, and consulting fees associated with product development. To date, all research and development costs have been expensed as incurred because technological feasibility for software products is generally not established until substantially all development is complete. Research and development costs and year-over-year changes are as follows (dollars in thousands):

	2008	Change	2007	Change	2006
Research and development	$113,680	11%	$102,731	33%	$77,386
As a percentage of total net revenue	19%		18%		20%

Research and development expenses, including non-cash stock-based compensation, increased by $10.9 million, or 11%, in 2008. The increase was due primarily to personnel and related costs from our acquisition of Trymedia (acquired in April 2008) and the inclusion of a full year of expenses from our acquisition of Game Trust (acquired in October 2007). Trymedia accounted for approximately $3.4 million of the increased costs and Game Trust added approximately $2.8 million to the increase over 2007. In addition, increases in costs related to temporary employees contributed an additional $2.3 million to research and development expenses as compared with 2007. No other single factor contributed materially to the increase in costs during this period.

Research and development expenses increased by $25.3 million, or 33%, in 2007 due primarily to the inclusion of a full year of expenses from our acquisition of WiderThan (acquired in the fourth quarter of 2006), which accounted for approximately $15.3 million of the increase. Increases in consulting expenses contributed an additional $4.0 million to the increase, and the acquisition of Game Trust (acquired in October 2007) added $1.1 million to the total increase in research and development expenses in 2007 as compared with 2006. The decrease in research and development expenses as a percentage of total net revenue from 20% in 2006 to 18% in 2007 is due primarily to a higher growth in total net revenue. No other single factor contributed materially to these changes during the period.

Sales and Marketing

Sales and marketing expenses consist primarily of salaries and related costs for sales and marketing personnel, sales commissions, amortization of certain intangible assets capitalized in our acquisitions, credit card fees, subscriber acquisition costs, consulting fees, trade show expenses, advertising costs and costs of marketing collateral. Sales and marketing costs and year-over-year changes are as follows (dollars in thousands):

	2008	Change	2007	Change	2006
Sales and marketing	$211,922	1%	$209,412	26%	$165,602
As a percentage of total net revenue	35%		37%		42%

Sales and marketing expenses, including non-cash stock-based compensation, increased by $2.5 million, or 1%, in 2008 primarily due to $10.0 million spent to promote Rhapsody America's new MP3 music store

and the Rhapsody subscription music service during the year, as well as $4.1 million in increased personnel and related costs from our acquisition of Trymedia (acquired in April 2008) and the inclusion of a full year of expenses from our acquisition of Game Trust (acquired in October 2007). These increases were offset by reduced personnel and related costs of approximately $11.2 million arising from a reduction in sales and marketing headcount. The decrease in sales and marketing expenses as a percentage of total net revenue from 37% in 2007 to 35% in 2008 is due primarily to a higher growth in total net revenue. No other single factor contributed materially to these changes during the period.

Sales and marketing expenses increased by $43.8 million, or 26%, in 2007 due primarily to the inclusion of a full year of expenses from our acquisition of WiderThan (acquired in the fourth quarter of 2006), which accounted for approximately $22.7 million of the increase. Further contributing to the year over year increase were payroll related expenses totaling $14.1 million arising from higher average headcount during 2007 as compared with 2006. The decrease in sales and marketing expenses as a percentage of total net revenue from 42% in 2006 to 37% in 2007 is due primarily to a higher growth in total net revenue. No other single factor contributed materially to these changes during this period.

Advertising with Related Party

On August 20, 2007, RealNetworks and MTVN jointly created Rhapsody America. MTVN owns 49% of Rhapsody America. Under the joint venture agreement, as amended, Rhapsody America is obligated to purchase $213.8 million in advertising and related integrated marketing on MTVN cable channels over the term of the agreement. During 2008 and 2007, Rhapsody America spent $44.2 million and $24.4 million, respectively, in advertising with MTVN.

General and Administrative

General and administrative expenses consist primarily of salaries and related personnel costs, fees for professional and temporary services and contractor costs, stock-based compensation, and other general corporate costs. General and administrative costs and year-over-year changes are as follows (dollars in thousands):

	2008	Change	2007	Change	2006
General and administrative	$69,981	4%	$67,326	17%	$57,332
As a percentage of total net revenue	12%		12%		15%

General and administrative expenses, including non-cash stock-based compensation, increased by $2.7 million, or 4%, during 2008 primarily due to an increase in professional service expenses totaling $2.4 million. No other single factor contributed materially to the increase during the period.

General and administrative expenses increased by $10.0 million, or 17%, in 2007 due primarily to the inclusion of a full year of expenses from WiderThan (acquired in the fourth quarter of 2006), which accounted for approximately $11.4 million of the increase. Further contributing to the year over year increase were payroll related expenses totaling $2.9 million arising from higher average headcount during 2007 as compared with 2006. These increases were partially offset by a reduction in charitable donation expenses of approximately $5.1 million during 2007. The decrease in general and administrative expenses as a percentage of total net revenue from 15% in 2006 to 12% in 2007 is primarily due to a higher growth in total net revenue. No other single factor contributed materially to this change during the period.

Impairment of Goodwill and Long-Lived Assets

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS 142), goodwill is required to be tested for impairment annually and if an event or conditions change that would more likely than not reduce the fair value of a reporting unit below its carrying value. We perform our annual goodwill impairment test during our fiscal fourth quarter.

A two step process is used to test for goodwill impairment under SFAS 142. The first step is to determine if there is an indication of impairment by comparing the estimated fair value of each reporting unit to its

carrying value including existing goodwill. Goodwill is considered impaired if the carrying value of a reporting unit exceeds the estimated fair value. Upon an indication of impairment from the first step, a second step is performed to determine the amount of the impairment. This involves calculating the implied fair value of goodwill by allocating the fair value of the reporting unit to all assets and liabilities other than goodwill and comparing it to the carrying amount of goodwill. We have four reporting units; Music, Technology Products and Solutions, Games, and Media Software and Services.

To estimate the fair value of the reporting units for step one, we utilized a combination of income and market approaches. The income approach, specifically a discounted cash flow methodology, included assumptions for, among others, forecasted revenues, gross profit margins, operating profit margins, working capital cash flow, growth rates and long term discount rates, all of which require significant judgments by management.

During the quarter ended December 31, 2008, the we revised our long term operating plan. Our operating plan was a significant input in evaluating the fair value of our reporting units for the purpose of assessing goodwill for possible impairment. The expected impact resulting from the significant declines observed in the broader economy during the fiscal fourth quarter of 2008 were reflected in the plan. Additionally, in light of the uncertainty regarding the extent of future economic declines, we applied discount rates in our income approach that appropriately reflected the possibility that cash flows from future operations may not be fully realized. As a result, it was determined that the carrying value for our Games and Technology Products and Solutions reporting units exceeded their respective fair values, indicating that goodwill within each reporting unit was potentially impaired. No impairments were indicated under the first step for our Music and Media Software and Services reporting units. As required, we initiated the second step of the goodwill impairment test for our Games and Technology Products and Solutions reporting units. We determined that the implied fair value of goodwill for our Technology Products and Solutions and Games reporting units was less than the carrying value by approximately $97.0 million and $38.1 million, respectively, which was recorded as an impairment of goodwill during the quarter ended December 31, 2008. No impairments were recognized in either of the years ended December 31, 2007 or 2006.

In accordance with SFAS No. 144, we review long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. If the carrying amount of an asset is not recoverable, an impairment loss is recognized based on the excess of the carrying amount of the long-lived asset over its respective fair value, which is generally determined as the present value of estimated future undiscounted cash flows. The impairment analysis is based on significant assumptions of future results made by management, including operating and cash flow projections. Our operating plan was a significant input in assessing the recoverability of our long-lived assets. In light of the uncertainty regarding the extent of future economic declines, we applied discount rates in our discounted cash flow analysis that appropriately reflected the possibility that cash flows from future operations may not be fully realized. Based on this assessment, we concluded that the net book value related to certain intangible assets exceeded the fair value attributable to such intangible assets. As a result, we recorded charges of $57.6 million as impairments of long-lived assets within our consolidated statements of operations and comprehensive income in 2008. No such impairments were recognized in either 2007 or 2006.

The impairment analysis for goodwill and long-lived assets is based on significant assumptions of future results made by management, including revenue and cash flow projections. Significant or sustained declines in future revenue or cash flows, or adverse changes in our business climate, among other factors, could result in the need to perform an impairment analysis under SFAS No. 142 and 144 in future interim periods. We cannot accurately predict the amount and timing of any impairment of goodwill or long-lived assets. Should the value of our goodwill or long-lived assets become impaired, we would record the appropriate charge, which could have an adverse effect on our financial condition and results of operations.

Restructuring and Other Charges

During the year ended December 31, 2008, we recorded restructuring and other charges of $6.8 million. Included in this charge was $4.0 million in severance costs resulting from workforce reductions. We also

recorded a charge of $2.8 million related to the write-down of capitalized transaction-related costs associated with our plan to separate our Games business from our company.

During the year ended December 31, 2007, we recorded a restructuring charge of $3.7 million, primarily related to severance payments. These charges were a result of workforce reductions and other realized synergies among our recent acquisitions. Severance charges accounted for the majority of the 2007 amount recorded. No such amounts were incurred during the year ended December 31, 2006.

Loss on Excess Office Facilities

The accrued loss of $7.2 million for estimated future losses on excess office facilities located near our corporate headquarters in Seattle, Washington at December 31, 2008, is shown net of expected future sublease income of $5.0 million, which was committed under sublease contracts at the time of the estimate. We regularly evaluate the market for office space in the cities where we have operations. If the market for such space declines further in future periods, we may have to revise our estimates further, which may result in additional losses on excess office facilities.

Antitrust Litigation Benefit, net

Antitrust litigation benefit, net of $60.7 million and $220.4 million for the years ended December 31, 2007, and 2006, respectively, consist of settlement income, legal fees, personnel costs, communications, equipment, technology and other professional services costs incurred directly attributable to our antitrust case against Microsoft, as well as our participation in various international antitrust proceedings against Microsoft, including the European Union. On October 11, 2005, we entered into a settlement agreement with Microsoft pursuant to which we agreed to settle all antitrust disputes worldwide with Microsoft, including the U.S. litigation. The 2007 and 2006 antitrust litigation benefit, net reflects the impact of $61.1 million and $221.9 million, respectively, in payments and other consideration received from Microsoft under the settlement and commercial agreements with Microsoft. At December 31, 2007, all amounts due from Microsoft under the settlement agreement have been received. As a result, no antitrust litigation benefit, net was recorded during 2008. See "Notes to Consolidated Financial Statements — Commitments and Contingencies" (Note 17) for a description of this action.

Other Income, Net

Other income, net consists primarily of interest income on our cash, cash equivalents and short-term investments, which are net of interest expense from amortization of offering costs related to our convertible debt; gain related to the sale of certain of our equity investments; equity in net (income) loss of investments; minority interest in Rhapsody America; gain from the sales of interest in Rhapsody America; and impairment of certain equity investments. Other income, net and year-over-year changes are as follows (dollars in thousands):

	2008	Change	2007	Change	2006
Interest income, net	$13,453	(56)%	$30,874	(18)%	$37,622
Gain on sale of equity investments	210	114	98	(96)	2,286
Equity in net income (loss) of investments	(695)	58	(440)	(235)	326
Impairment of equity investments	—	n/a	—	(100)	(3,116)
Minority interest in Rhapsody America	41,555	110	19,784	n/a	—
Gain on sale of interest in Rhapsody America	14,502	(12)	16,410	n/a	—
Other income (expenses)	330	(81)	1,746	1,243	130
Other income, net	$69,355	1%	$68,472	84%	$37,248

Other income, net increased during 2008 due primarily to a gain from minority interest in Rhapsody America offset by a decrease in yields from our investments and an overall decline in our investment balances, as well as a decrease in the gain on sale of interest in Rhapsody America. During the quarter ended

December 31, 2008, we determined that we no longer met the criteria for recognizing in income the quarterly gain on the sale of 49% of Rhapsody America as permitted under Staff Accounting Bulletin 51, *Accounting for Sales of Stock of a Subsidiary.* As a result, we recorded the fourth quarter gain of $6.6 million directly to shareholders' equity. See "Notes to Consolidated Financial Statements — Rhapsody America" (Note 3).

Other income, net increased during 2007 primarily due to minority interest in the net loss in Rhapsody America and gain related to the sale of our interest in Rhapsody America. The increase was partially offset by a decrease in interest income due to lower effective interest rates on our investment balances and an overall decrease in our investment balances.

Income Taxes

During the years ended December 31, 2008, 2007, and 2006, we recognized income tax expense of $25.8 million, $27.5 million, and $82.5 million, respectively, related to U.S. and foreign income taxes. The decrease of $1.7 million in tax expense from the year ended December 31, 2007 to 2008 was primarily due to the impairments of long-lived assets, deferred costs and prepaid royalties incurred in 2008 as well as the change in income generated from the Microsoft settlement offset by an increase in tax expense due to the change in the valuation allowance. The decrease of $55.0 million in tax expense from the year ended December 31, 2006 to 2007 was primarily due to the change in income generated from the Microsoft settlement. We assess the likelihood that our deferred tax assets will be recovered. In making this assessment, many factors are considered including the current economic climate, our expectations of future taxable income, our ability to project such income, and the appreciation of our investments and other assets. As of December 31, 2008, we have a valuation allowance of $91.0 million. The net change in valuation allowance since December 31, 2007 was $51.2 million primarily due to the current economic environment in which the Company is currently not certain about its ability to recognize deferred tax assets.

Recently Issued Accounting Standards

In December 2007, the FASB issued SFAS No. 141R, *Business Combinations* (SFAS 141R), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. The requirements of SFAS 141R are effective for periods beginning after December 15, 2008. Early adoption is prohibited. The impact of the adoption of SFAS 141R on our consolidated financial statements will largely be dependent on the size and nature of the business combinations completed after the adoption of this statement.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51* (SFAS 160), which will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity within the consolidated balance sheets. SFAS 160 requires that changes in a parent's ownership interest while the parent retains its controlling financial interest shall be accounted for as equity transactions. As a result, the gain on sales of interest in Rhapsody America will no longer be recorded in the statement of operations, but will be reflected as a component of shareholders equity. The requirements of SFAS 160 are effective for periods beginning after December 15, 2008. Early adoption is prohibited. We do not believe that this guidance will have a material impact on our financial position or results of operations except as noted above.

In April 2008, the FASB issued FSP No. 142-3, *Determination of the Useful Life of Intangible Assets* (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, *Goodwill and Other Intangible Assets.* FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. We do not expect that FSP No. 142-3 will have a material impact on our financial position or results of operations upon adoption.

Liquidity and Capital Resources

The following summarizes working capital, cash, cash equivalents, trading securities, short-term investments, and restricted cash (in thousands):

	December 31,	
	2008	2007
Working capital	$266,990	$351,066
Cash, cash equivalents, and short-term investments	370,734	556,629
Restricted cash	14,742	15,509

Working capital, cash, cash equivalents, and short-term investments decreased primarily due to repurchases of our common stock of approximately $50.2 million as well as the purchases of equipment, software and leasehold improvements of approximately $29.5 million. Our cash, cash equivalents, and short-term investments also decreased due to the repayment of our $100.0 million convertible debt obligation.

The following summarizes cash flows (in thousands):

	Years Ended December 31,		
	2008	2007	2006
Cash (used in) provided by operating activities	$ (29,286)	$ 68,409	$ 170,920
Cash (used in) provided by investing activities	(113,218)	467	(294,065)
Cash used in financing activities	(95,862)	(113,620)	(4,764)

Cash used in and provided by operating activities consisted of net income (loss) adjusted for certain non-cash items including depreciation, amortization, stock-based compensation, deferred income taxes, minority interest, gain on sale of interest in Rhapsody America, impairment of goodwill and long-lived assets, accrued restructuring and other charges and the effect of changes in certain operating assets and liabilities, net of acquisitions.

Cash used in operating activities in the year ended December 31, 2008 was $29.3 million and consisted of a net loss of $243.9 million, adjustments for non-cash items provided by operations of $220.2 million and cash used in activities related to certain operating assets and liabilities, net of acquisitions, of $5.6 million. Adjustments for non-cash items primarily consisted of $46.0 million of depreciation and amortization expense, $23.5 million of stock-based compensation, $192.7 million of impairment of long-lived assets, $5.5 million of accrued restructuring and other charges and $11.6 million of deferred income taxes, partially offset by $41.6 million of minority interest and $14.5 million of gain on sale of interest in Rhapsody America.

Changes in certain operating assets and liabilities, net of acquisitions, in the year ended December 31, 2008, primarily consisted of an increase of $5.0 million in prepaid expenses and other assets due primarily to increases in prepaid royalties, and a decrease in accounts payable of $13.7 million due primarily to a decrease in payments to third party content providers, partially offset by a decrease in accounts receivable of $9.5 million related to decreases in revenue associated with our systems integration business.

Cash provided by operating activities in the year ended December 31, 2007 was $68.4 million and consisted of net income of $48.3 million, adjustments for non-cash items provided by operations of $19.8 million. Cash provided by activities related to certain operating assets and liabilities, net of acquisitions, did not materially contribute to cash from operations. Adjustments for non-cash items primarily consisted of $45.2 million of depreciation and amortization expense, and $23.9 million of stock-based compensation, partially offset by $19.8 million of minority interest, $9.5 million of deferred income taxes, and $16.4 million of gain on sale of interest in Rhapsody America.

Changes in certain operating assets and liabilities, net of acquisitions, in the year ended December 31, 2007, primarily consisted of an increase of $19.7 million in prepaid expenses and other assets due primarily to increases in deferred costs and prepaid royalties, and an increase in accounts receivable of $13.1 million due primarily to growth in revenue from application services provided to wireless carriers offset by an increase in

accrued and other liabilities of $34.4 million primarily related to accrued advertising costs from our Rhapsody America joint venture as well as increases in deferred revenue from sales to wireless carriers.

Cash provided by operating activities in the year ended December 31, 2006 was $170.9 million and consisted of a net income of $145.2 million, adjustments for non-cash items provided by operations of $52.3 million and cash used in activities related to certain operating assets and liabilities, net of acquisitions, of $26.6 million. Adjustments for non-cash items primarily consisted of $21.0 million of depreciation and amortization expense, $55.0 million of deferred income taxes, and $18.2 million of stock-based compensation, partially offset by $39.2 million excess tax benefits from the exercise of stock options.

Changes in certain operating assets and liabilities, net of acquisitions, in the year ended December 31, 2006, primarily consisted of an increase of $8.0 million in accounts receivable due primarily to increases in revenue from advertising and mobile handset royalties, and a decrease in accrued and other liabilities of $19.8 million due primarily to a reduction in liabilities related to the Microsoft litigation (settled in the fourth quarter of 2005).

In the year ended December 31, 2008, investing activities used cash primarily for purchases of equipment, software, and leasehold improvements of $29.5 million and acquisition costs of $10.2 million, net of cash acquired from the acquisition of Trymedia, and the payment of anniversary and performance costs relating to the acquisition of Zylom, which were previously accrued. Purchases net of sales and maturities of short-term investments used cash of $57.8 million during 2008. In the year ended December 31, 2007, investing activities used cash primarily for purchases of equipment, software, and leasehold improvements of $26.7 million as well as the additional purchase price paid to the selling shareholders of Zylom for the achievement of performance criteria and the purchase price paid for the acquisitions of Game Trust, SNS and Exomi of an aggregate of $45.6 million. Sales and maturities net of purchases of short-term investments provided cash of $73.8 million during 2007. In the year ended December 31, 2006, investing activities used cash primarily for purchases of equipment, software, and leasehold improvements of $13.8 million as well as for the acquisitions of WiderThan and Zylom of an aggregate of $257.8 million. Purchases net of sales and maturities of short-term investments used cash of $23.9 million during 2008.

Financing activities used cash for the repurchase of our common stock of $50.2 million, $178.8 million and $98.9 million during the year ended December 31, 2008, 2007, and 2006, respectively, in addition to payments on our convertible debt obligations of $100.0 million during the year ended December 31, 2008. These uses of cash were offset by the proceeds of sales of interests in Rhapsody America of $44.6 million in 2008 and $48.7 million in 2007, as well as sales of common stock under our employee stock purchase plan and exercise of stock options of $9.6 million, $15.9 million, and $54.9 million in 2008, 2007 and 2006, respectively.

Our Board of Directors has authorized share repurchase programs for the repurchase of our outstanding common stock, and all repurchases have been made pursuant to these authorized programs. During 2006, we purchased 11.8 million shares for an aggregate value of $98.9 million at an average cost of $8.35 per share. During 2007, we repurchased 23.8 million shares for an aggregate value of $178.8 million at an average cost of $7.52 per share. During 2008, we repurchased 10.0 million shares for an aggregate value of $50.2 million at an average cost of $5.04 per share. The purchases made through December 31, 2008 completed the authorized amount for all of the repurchase programs.

We currently have no planned significant capital expenditures for 2009 other than those in the ordinary course of business. In the future, we may seek to raise additional funds through public or private equity financing, or through other sources such as credit facilities. The sale of additional equity securities could result in dilution to our shareholders. In addition, in the future, we may enter into cash or stock acquisition transactions or other strategic transactions that could reduce cash available to fund our operations or result in dilution to shareholders.

Our principal commitments include office leases and contractual payments due to content and other service providers. We believe that our current cash, cash equivalents, and short-term investments will be

sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

We do not hold derivative financial instruments or equity securities in our short-term investment portfolio. Our cash equivalents and short-term investments consist of high quality securities, as specified in our investment policy guidelines. The policy limits the amount of credit exposure to any one non-U.S. government or non-U.S. agency issue or issuer to a maximum of 5% of the total portfolio. These securities are subject to interest rate risk and will decrease in value if interest rates increase. Because we have historically had the ability to hold our fixed income investments until maturity, we do not expect our operating results or cash flows to be significantly affected by a sudden change in market interest rates in our securities portfolio.

We conduct our operations in ten primary functional currencies: the U.S. dollar, the Korean won, the Japanese yen, the British pound, the euro, the Mexican peso, the Brazilian real, the Australian dollar, the Hong Kong dollar, and the Singapore dollar. Historically, changes in foreign economic conditions have not had a significant impact on our financial condition or results of operations. We currently do not hedge the majority of our foreign currency exposures and are therefore subject to the risk of exchange rate fluctuations. We invoice our international customers primarily in U.S. dollars, except in Korea, Japan, Germany, France, the United Kingdom and Australia, where we invoice our customers primarily in won, yen, euros, pounds, and Australian dollars, respectively. We are exposed to foreign exchange rate fluctuations as the financial results of foreign subsidiaries are translated into U.S. dollars in consolidation. Our exposure to foreign exchange rate fluctuations also arises from intercompany payables and receivables to and from our foreign subsidiaries.

The downturn in the economy could result in negative impacts to our liquidity arising from lower interest income in future periods due to the continued decline in interest rates, an increased risk that we may not be able to access cash balances held in U.S. or foreign financial institutions or that investments in debt securities issued by financial institutions may be rendered worthless due to the nationalization or failure of such financial institutions, and an increased inability to sell the securities and the institutional money market funds we hold as short-term investments. If any of these risks are realized, we may experience a material adverse impact on our financial condition and results of operations.

At December 31, 2008, we had commitments to make the following payments:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
			(In thousands)		
Office leases	$ 59,938	$14,831	$21,878	$13,580	$9,649
Other contractual obligations	43,996	32,926	11,070	—	—
Total contractual cash obligations	$103,934	$47,757	$32,948	$13,580	$9,649

Other contractual obligations primarily relate to minimum contractual payments due to content and other service providers.

In addition to the amounts shown in the table above, $10.5 million of unrecognized tax benefits have been recorded as liabilities in accordance with FIN 48, and we are uncertain as to if or when such amounts may be settled. We cannot make a reasonably reliable estimate of the amount and period of related future payments for such liability.

We have a commitment to purchase $144.4 million in advertising over the next five years from MTVN related to the Rhapsody America venture. The $144.4 million is excluded from the table above as the timing and amount of these payments will vary.

Off Balance Sheet Arrangements

Our only significant off-balance sheet arrangements relate to operating lease obligations for office facility leases and other contractual obligations related primarily to minimum contractual payments due to content and other service providers. Future annual minimum rental lease payments and other contractual obligations are included in the commitment schedule above.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The following discussion about our market risk involves forward-looking statements. All statements that do not relate to matters of historical fact should be considered forward-looking statements. Actual results could differ materially from those projected in any forward-looking statements.

Interest Rate Risk. Our exposure to interest rate risk from changes in market interest rates relates primarily to our short-term investment portfolio. We do not hold derivative financial instruments or equity investments in our short-term investment portfolio. Our short-term investments consist of high quality debt securities as specified in our investment policy. Investments in both fixed and floating rate instruments carry a degree of interest rate risk. The fair value of fixed rate securities may be adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Additionally, a declining rate environment creates reinvestment risk because as securities mature the proceeds are reinvested at a lower rate, generating less interest income. Due in part to these factors, our future interest income may be adversely impacted due to changes in interest rates. In addition, we may incur losses in principal if we are forced to sell securities that have declined in market value due to changes in interest rates. Because we have historically had the ability to hold our short-term investments until maturity and the substantial majority of our short-term investments mature within one year of purchase, we would not expect our operating results or cash flows to be significantly impacted by a sudden change in market interest rates. There have been no material changes in our investment methodology regarding our cash equivalents and short-term investments during the year ended December 31, 2008. Based on our cash, cash equivalents, short-term investments, and restricted cash equivalents at December 31, 2008, a hypothetical 10% increase/decrease in interest rates would increase/decrease our annual interest income and cash flows by approximately $0.8 million.

The table below presents the amounts related to weighted average interest rates and contractual maturities of our short-term investment portfolio at December 31, 2008 (dollars in thousands):

	Weighted Average Interest Rate	Expected Maturity Dates 2009	2010	2011-2012	Amortized Cost	Estimated Fair Value
Short-term investments:						
Corporate notes and bonds	2.61%	$ 1,493	$19,938	$32,005	$ 54,685	$ 53,436
U.S. government agency securities	1.43%	84,330	—	—	83,920	84,330
Total short-term investments	2.18%	$85,823	$19,938	$32,005	$138,605	$137,766

The table below presents the amounts related to weighted average interest rates and contractual maturities of our short-term investment portfolio at December 31, 2007 (dollars in thousands):

	Weighted Average Interest Rate	Expected Maturity Dates 2008	2009	2010-2012	Amortized Cost	Estimated Fair Value
Short-term investments:						
Corporate notes and bonds	5.24%	$19,509	$2,260	$20,802	$43,552	$42,571
U.S. government agency securities	4.71%	37,361	—	—	37,296	37,361
Total short-term investments	4.94%	$56,870	$2,260	$20,802	$80,848	$79,932

Investment Risk. As of December 31, 2008, we had investments in voting capital stock of both publicly traded and privately-held technology companies for business and strategic purposes. Our investments in publicly traded companies are accounted for as available-for-sale, carried at current market value and are classified as long-term as they are strategic in nature. We periodically evaluate whether any declines in fair value of our investments are other-than-temporary based on a review of qualitative and quantitative factors. For investments with publicly quoted market prices, these factors include the time period and extent by which its accounting basis exceeds its quoted market price. We consider additional factors to determine whether

declines in fair value are other-than-temporary, such as the investee's financial condition, results of operations, and operating trends. The evaluation also considers publicly available information regarding the investee companies. For investments in private companies with no quoted market price, we consider similar qualitative and quantitative factors as well as the implied value from any recent rounds of financing completed by the investee. Based upon an evaluation of the facts and circumstances during 2006, we determined that an other-than-temporary decline in fair value had occurred in one of our privately-held investments resulting in an impairment charge of $3.1 million to reflect changes in the fair value. Based upon an evaluation of the facts and circumstances during 2008 and 2007, we determined that no additional other-than-temporary decline in fair value had occurred and therefore no impairment charges were recorded.

Included in our short-term investments balance is approximately $12 million in debt securities issued by financial institutions, and we face the risk that these investments may be rendered worthless due to the nationalization or failure of such financial institutions.

Foreign Currency Risk. We conduct business internationally in several currencies. As such, we are exposed to adverse movements in foreign currency exchange rates.

Our exposure to foreign exchange rate fluctuations arise in part from: (1) translation of the financial results of foreign subsidiaries into U.S. dollars in consolidation; (2) the re-measurement of non-functional currency assets, liabilities and intercompany balances into U.S. dollars for financial reporting purposes; and (3) non-U.S. dollar denominated sales to foreign customers. A portion of these risks is managed through the use of financial derivatives, but fluctuations could impact our results of operations and financial position.

Generally, our practice is to manage foreign currency risk for the majority of material short-term intercompany balances through the use of foreign currency forward contracts. These contracts require us to exchange currencies at rates agreed upon at the contract's inception. Because the impact of movements in currency exchange rates on forward contracts offsets the related impact on the short-term intercompany balances, these financial instruments help alleviate the risk that might otherwise result from certain changes in currency exchange rates. We do not designate our foreign exchange forward contracts related to short-term intercompany accounts as hedges and, accordingly, we adjust these instruments to fair value through results of operations. However, we may periodically hedge a portion of our foreign exchange exposures associated with material firmly committed transactions, long-term investments, highly predictable anticipated exposures and net investments in foreign subsidiaries. Some of our unhedged exposures are reconciled through our statement of operations on a mark-to-market basis each quarter, so to the extent we continue to experience adverse economic conditions, we may record losses related to such unhedged exposures in future periods that may have a material adverse effect on our financial condition and results of operations.

Our foreign currency risk management program reduces, but does not entirely eliminate, the impact of currency exchange rate movements.

In aggregate, our foreign currency denominated assets are greater than our foreign currency denominated liabilities. Primarily as a result of the U.S. dollar strengthening against the Korean won and euro in 2008, we recorded a reduction to our reported net assets of approximately $64 million as reflected in Accumulated Other Comprehensive Income as of December 31, 2008.

Additionally, we have cash balances denominated in foreign currencies which are subject to foreign currency fluctuation risk. The majority of our foreign currency denominated cash is held in Korean won and euros. A hypothetical 10% increase or decrease in the Korean won and euro relative to the U.S. dollar from December 31, 2008 would result in an unrealized gain or loss of approximately $3.8 million.

Foreign currency transaction gains and losses were not material for the years ended December 31, 2008, 2007, and 2006.

REALNETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2007
	(In thousands, except per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$232,968	$ 476,697
Short-term investments	137,766	79,932
Trade accounts receivable, net of allowances for doubtful accounts and sales returns of $4,631 in 2008 and $2,455 in 2007	70,201	84,674
Deferred costs, current portion	4,026	6,408
Deferred tax assets, net, current portion	749	—
Prepaid expenses and other current assets	33,850	33,845
Total current assets	479,560	681,556
Equipment, software, and leasehold improvements, at cost:		
Equipment and software	135,788	109,621
Leasehold improvements	30,719	30,632
Total equipment, software, and leasehold improvements	166,507	140,253
Less accumulated depreciation and amortization	103,500	83,756
Net equipment, software, and leasehold improvements	63,007	56,497
Restricted cash equivalents	14,742	15,509
Equity investments	18,582	9,976
Other assets	9,895	10,161
Deferred tax assets, net, non-current portion	9,236	40,913
Other intangible assets, net of accumulated amortization of $56,217 in 2008 and $41,579 in 2007	18,727	107,677
Goodwill	175,264	353,153
Total assets	$789,013	$1,275,442
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 36,575	$ 56,160
Accrued and other liabilities	118,688	114,136
Deferred revenue, current portion	39,835	39,564
Related party payable	13,155	17,241
Convertible debt	—	100,000
Accrued loss on excess office facilities, current portion	4,317	3,389
Total current liabilities	212,570	330,490
Deferred revenue, non-current portion	1,961	2,663
Accrued loss on excess office facilities, non-current portion	2,893	7,311
Deferred rent	4,614	4,518
Deferred tax liabilities, net, non-current portion	1,379	22,060
Other long-term liabilities	11,660	13,683
Total liabilities	235,077	380,725
Minority interest in Rhapsody America (see Note 3 for redemption value)	378	19,613
Commitments and contingencies Shareholders' equity:		
Preferred stock, $0.001 par value, no shares issued and outstanding		
Series A: authorized 200 shares	—	—
Undesignated series: authorized 59,800 shares	—	—
Common stock, $0.001 par value authorized 1,000,000 shares; issued and outstanding 134,354 shares in 2008 and 142,298 shares in 2007	134	142
Additional paid-in capital	635,324	653,904
Sale of non-controlling interest in Rhapsody America	7,381	—
Deferred stock-based compensation	—	—
Accumulated other comprehensive income (loss)	(48,729)	17,732
Retained (deficit) earnings	(40,552)	203,326
Total shareholders' equity	553,558	875,104
Total liabilities and shareholders' equity	$789,013	$1,275,442

See accompanying notes to consolidated financial statements.

REALNETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,		
	2008	2007	2006
	(In thousands, except per share data)		
Net revenue(A)	$ 604,810	$567,620	$ 395,261
Cost of revenue(B)	233,244	213,491	124,108
Impairment of deferred costs and prepaid royalties(B)	19,666	—	—
Gross profit	351,900	354,129	271,153
Operating expenses:			
Research and development	113,680	102,731	77,386
Sales and marketing	211,922	209,412	165,602
Advertising with related party	44,213	24,360	—
General and administrative	69,981	67,326	57,332
Impairment of goodwill and long-lived assets	192,676	—	—
Restructuring and other charges	6,833	3,748	—
Loss on excess office facilities	—	—	738
Subtotal operating expenses	639,305	407,577	301,058
Antitrust litigation benefit, net	—	(60,747)	(220,410)
Total operating expenses	639,305	346,830	80,648
Operating income (loss)	(287,405)	7,299	190,505
Other income (expenses):			
Interest income, net	13,453	30,874	37,622
Gain on sale of equity investments	210	98	2,286
Equity in net income (loss) of investments	(695)	(440)	326
Minority interest in Rhapsody America	41,555	19,784	—
Gain on sale of interest in Rhapsody America	14,502	16,410	—
Impairment of equity investments	—	—	(3,116)
Other income	330	1,746	130
Other income, net	69,355	68,472	37,248
Income (loss) before income taxes	(218,050)	75,771	227,753
Income taxes	(25,828)	(27,456)	(82,537)
Net income (loss)	$(243,878)	$ 48,315	$ 145,216
Basic net income (loss) per share	$ (1.74)	$ 0.32	$ 0.90
Diluted net income (loss) per share	$ (1.74)	$ 0.29	$ 0.81
Shares used to compute basic net income (loss) per share	140,432	151,665	160,973
Shares used to compute diluted net income (loss) per share	140,432	166,410	179,281
Comprehensive income (loss):			
Net income (loss)	$(243,878)	$ 48,315	$ 145,216
Unrealized gain (loss) on investments:			
Unrealized holding losses, net of tax	(2,320)	(8,482)	(14,399)
Foreign currency translation gains (losses)	(64,141)	2,729	11,160
Comprehensive income (loss)	$(310,339)	$ 42,562	$ 141,977
(A) Components of net revenue:			
License fees	$ 113,990	$ 92,718	$ 90,684
Service revenue	490,820	474,902	304,577
	$ 604,810	$567,620	$ 395,261
(B) Components of cost of revenue:			
License fees	$ 50,097	$ 34,927	$ 37,089
Service revenue	202,813	178,564	87,019
	$ 252,910	$213,491	$ 124,108

See accompanying notes to consolidated financial statements.

REALNETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2008	2007	2006
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	$(243,878)	$ 48,315	$ 145,216
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:			
Depreciation and amortization	45,968	45,225	20,980
Stock-based compensation	23,531	23,918	18,151
Changes in deferred income taxes	11,583	(9,549)	54,986
Impairment of equity investments	—	—	3,116
Loss on disposal of equipment, software, and leasehold improvements	10	302	276
Excess tax benefit from stock option exercises	(127)	(562)	(39,183)
Accrued loss on excess office facilities	(3,490)	(3,801)	(3,515)
Gain on sale of equity investments	(210)	(98)	(2,286)
Purchases of trading securities	—	(270,000)	—
Sales and maturities of trading securities	—	270,000	—
Equity in net (income) loss of investments	695	440	(326)
Minority interest in Rhapsody America	(41,555)	(19,784)	—
Gain on sale of interest in Rhapsody America	(14,502)	(16,410)	—
Impairment of goodwill and long-lived assets	192,676	—	—
Accrued restructuring and other charges	5,524	—	—
Other	111	95	97
Changes in certain assets and liabilities, net of acquisitions:			
Trade accounts receivable	9,518	(13,083)	(7,962)
Prepaid expenses and other assets	(5,040)	(19,710)	(3,126)
Accounts payable	(13,709)	(1,329)	4,276
Accrued and other liabilities	3,609	34,440	(19,780)
Net cash (used in) provided by operating activities	(29,286)	68,409	170,920
Cash flows from investing activities:			
Purchases of equipment, software, and leasehold improvements	(29,530)	(26,658)	(13,808)
Purchases of short-term investments	(251,887)	(133,427)	(204,841)
Sales and maturities of short-term investments	194,053	207,183	180,973
Purchases of intangible and other assets	(2,839)	(2,796)	—
Decrease in restricted cash equivalents	768	1,805	—
Proceeds from sale of equity investments	1,140	1,615	2,286
Purchases of equity investments	(14,731)	(1,656)	(834)
Cash used in acquisitions, net of cash acquired	(10,192)	(45,599)	(257,841)
Net cash (used in) provided by investing activities	(113,218)	467	(294,065)
Cash flows from financing activities:			
Net proceeds from sales of common stock under employee stock purchase plan and exercise of stock options	9,570	15,894	54,929
Repayment of convertible debt	(100,000)	—	—
Net proceeds from sales of interest in Rhapsody America	44,640	48,716	—
Excess tax benefit from stock option exercises	127	562	39,183
Repurchase of common stock	(50,199)	(178,792)	(98,876)
Net cash used in financing activities	(95,862)	(113,620)	(4,764)
Effect of exchange rate changes on cash	(5,363)	(3,791)	1,170
Net decrease in cash and cash equivalents	(243,729)	(48,535)	(126,739)
Cash and cash equivalents, beginning of year	476,697	525,232	651,971
Cash and cash equivalents, end of year	$ 232,968	$ 476,697	$ 525,232
Supplemental disclosure of cash flow information:			
Cash paid during the year for income taxes	$ 12,110	$ 36,615	$ 16,487
Supplemental disclosure of non-cash investing and financing activities:			
Accrued acquisition consideration	$ —	$ —	$ 2,000

See accompanying notes to consolidated financial statements.

REALNETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Sale of Non-Controlling Interest in Rhapsody America	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholders' Equity
	Shares	Amount						
					(In thousands)			
Balances, December 31, 2005	166,037	166	805,067	—	(19)	26,724	9,795	841,733
Common stock issued for exercise of stock options and employee stock purchase plan	9,067	8	54,921	—	—	—	—	54,929
Common shares repurchased	(11,836)	(12)	(98,864)	—	—	—	—	(98,876)
Shares issued for director payments	10	—	97	—	—	—	—	97
Stock-based compensation	—	—	18,132	—	19	—	—	18,151
Unrealized loss on investments, net of income tax	—	—	—	—	—	(14,399)	—	(14,399)
Translation adjustment	—	—	—	—	—	11,160	—	11,160
Tax benefit from stock option exercises	—	—	11,755	—	—	—	—	11,755
Net income	—	—	—	—	—	—	145,216	145,216
Balances, December 31, 2006	163,278	162	791,108	—	—	23,485	155,011	969,766
Common stock issued for exercise of stock options, employee stock purchase plan, and vesting of restricted shares	2,747	3	15,868	—	—	—	—	15,871
Common shares repurchased	(23,780)	(23)	(178,769)	—	—	—	—	(178,792)
Common shares awarded	40	—	260	—	—	—	—	260
Shares issued for director payments	13	—	74	—	—	—	—	74
Stock-based compensation	—	—	23,918	—	—	—	—	23,918
Unrealized loss on investments, net of income tax	—	—	—	—	—	(8,482)	—	(8,482)
Translation adjustment	—	—	—	—	—	2,729	—	2,729
Tax benefit from stock option exercises	—	—	1,445	—	—	—	—	1,445
Net income	—	—	—	—	—	—	48,315	48,315
Balances, December 31, 2007	142,298	142	653,904	—	—	17,732	203,326	875,104
Common stock issued for exercise of stock options, employee stock purchase plan, and vesting of restricted shares	1,990	2	9,547	—	—	—	—	9,549
Common shares repurchased	(9,955)	(10)	(50,189)	—	—	—	—	(50,199)
Common shares awarded	6	—	21	—	—	—	—	21
Shares issued for director payments	15	—	110	—	—	—	—	110
Stock-based compensation	—	—	23,531	—	—	—	—	23,531
Unrealized loss on investments, net of income tax	—	—	—	—	—	(2,320)	—	(2,320)
Translation adjustment	—	—	—	—	—	(64,141)	—	(64,141)
Tax deficiency from stock option exercises	—	—	(1,600)	—	—	—	—	(1,600)
Sale of non-controlling interest in Rhapsody America	—	—	—	7,381	—	—	—	7,381
Net loss	—	—	—	—	—	—	(243,878)	(243,878)
Balances, December 31, 2008	134,354	$134	$ 635,324	$7,381	$ —	$(48,729)	$ (40,552)	$ 553,558

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2008, 2007, and 2006

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business. RealNetworks, Inc. and subsidiaries (RealNetworks or Company) is a leading creator of digital media services and software. Consumers use the Company's services and software, such as Rhapsody, RealArcade, and RealPlayer to find, play, purchase, and manage free and premium digital content, including music, games, and video. Broadcasters, cable and wireless communications companies, media companies and enterprises use the Company's digital media applications and services to create, secure and deliver digital media to PCs, mobile phones, portable music players and other consumer electronic devices and to provide entertainment services to their subscribers.

Inherent in the Company's business are various risks and uncertainties, including limited history of certain of its product and service offerings and its limited history of offering premium subscription services on the Internet. The Company's success will depend on the acceptance of the Company's technology, products and services and the ability to generate related revenue.

Basis of Presentation. The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

On August 20, 2007, RealNetworks and MTV Networks, a division of Viacom International Inc. (MTVN), created Rhapsody America LLC (Rhapsody America) to jointly own and operate a business-to-consumer digital audio music service. RealNetworks held a 51% interest in Rhapsody America as of December 31, 2008 and December 31, 2007. Rhapsody America's financial position and operating results have been consolidated into RealNetworks' consolidated financial statements since its formation in August 2007. The minority interest's proportionate share of income (loss) is included in Minority interest in Rhapsody America in the consolidated statements of operations and comprehensive income. MTVN's proportionate share of equity is included in Minority interest in Rhapsody America in the consolidated balance sheets.

The Company acquired 99.7% of WiderThan Co., Ltd. (WiderThan) during the three months ended December 31, 2006. The Company acquired substantially all of the remaining shares of WiderThan during the three months ended June 30, 2007. The accompanying consolidated financial statements include 100% of the financial results of WiderThan from the date of acquisition. The minority interest in the earnings of WiderThan for the year ended December 31, 2007 was nominal. The minority interest liability related to WiderThan as of December 31, 2006 was nominal.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In addition, current economic conditions may require the use of additional estimates, and certain estimates the Company currently makes are subject to a greater degree of uncertainty as a result of the current economic conditions.

Cash, Cash Equivalents, and Short-Term Investments. The Company considers all short-term investments with a remaining contractual maturity at date of purchase of three months or less to be cash equivalents.

The Company has classified as available-for-sale all marketable debt and equity securities for which there is determinable fair market value and there are no restrictions on the Company's ability to sell. Available-for-sale securities are carried at fair value, based on quoted market prices, with unrealized gains and losses reported as a separate component of shareholders' equity, net of applicable income taxes. All short-term investments have remaining contractual maturities of five years or less. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income, net.

Realized and unrealized gains and losses on available-for-sale securities are determined using the specific identification method.

Trade Accounts Receivable. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts and sales returns is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on analysis of historical bad debts, customer concentrations, customer credit-worthiness and current economic trends. The Company reviews its allowance for doubtful accounts quarterly. Past due balances over 90 days and specified other balances are reviewed individually for collectability. All other balances are reviewed on an aggregate basis. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

Concentration of Credit Risk. Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, and accounts receivable. The Company maintains its cash and cash equivalents with high credit quality financial institutions, but due to current economic conditions, the Company faces the risk that it may not be able to access its cash balances if these financial institutions nationalize or fail. Short-term investments consist of U.S. government and government agency securities and corporate notes and bonds. The Company derives a significant portion of its revenue from a large number of individual subscribers spread globally. The Company also derives revenue from several large customers. If the financial condition or results of operations of any one of the large customers deteriorates substantially, the Company's operating results could be adversely affected. To reduce credit risk, management performs ongoing credit evaluations of the financial condition of significant customers. The Company does not generally require collateral and maintains reserves for estimated credit losses on customer accounts when considered necessary.

Depreciation and Amortization. Depreciation and amortization of equipment, software, and leasehold improvements are computed using the straight-line method over the lesser of the estimated useful lives of the assets or the lease term. Approximate useful life of equipment and software is three to five years and for leasehold improvements is one to ten years.

Depreciation expense during the years ended December 31, 2008, 2007, and 2006 was $23.1 million, $20.7 million, and $13.5 million, respectively.

Equity Investments. The cost method is used to account for equity investments in companies in which the Company holds less than a 20 percent voting interest, does not exercise significant influence, and the related securities do not have a quoted market price. The Company uses the equity method investment under APB No. 18, *The Equity Method of Accounting for Investments in Common Stock*, in circumstances where it has the ability to exert significant influence over but not control the investee or joint venture. Under this method, the Company records its investment at the amount of capital contributed plus its percentage interest in the investee or joint venture's income or loss.

Other Intangible Assets. Other intangible assets consist primarily of the fair value of customer agreements and contracts, developed technology, patents, trademarks and tradenames acquired in business combinations. Other intangible assets are amortized on a straight line basis over one to seven years, which approximates their estimated useful lives.

Goodwill. Goodwill represents the excess of the purchase price over the fair value of identifiable tangible and intangible assets acquired and liabilities assumed in business combinations. Goodwill is tested at least annually for impairment and more frequently if events and circumstances indicate that it might be impaired. The annual impairment test is performed in the fourth quarter of the Company's fiscal year. Factors

the Company considers important which could trigger an impairment review include, but are not limited to, the following:

- poor economic performance relative to historical or projected operating results;
- significant negative industry, economic or company specific trends;
- changes in the manner of our use of the assets or the plans for our business; and
- loss of key personnel.

Long-Lived Assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of the assets to the estimated undiscounted future cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value.

Fair Value of Financial Instruments. Effective January 1, 2008, the Company adopted SFAS 157, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP No. 157-2. SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about fair value measurements. The three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies, is:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting the Company's own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Prior to the adoption of SFAS 157, the Company had the following financial instruments: cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and accrued liabilities. The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximates their fair value based on the liquidity of these financial instruments or based on their short-term nature. Short-term investments are carried at fair value based on quoted market prices. The fair value of convertible debt, which had a carrying value of $100.0 million, was $98.7 million at December 31, 2007 and 2006, respectively. Due to current economic conditions, the Company faces the risk that some of our short-term investments may no longer be liquid if we experience an inability to access or liquidate the investments due to nationalization or failure of the financial institutions where the investment is held.

Research and Development. Costs incurred in research and development are expensed as incurred. Software development costs are capitalized when a product's technological feasibility has been established through the date the product is available for general release to customers. The Company has not capitalized any software development costs, as technological feasibility is generally not established until a working model is completed, at which time substantially all development is complete.

Restructuring and Other Charges. During the years ended December 31, 2008 and December 31, 2007, the Company recorded restructuring charges of $4.0 million and $3.7 million, respectively. These charges were a result of workforce reductions and other realized synergies among our recent acquisitions. Severance charges

accounted for the majority of the expense recorded. All charges were recorded in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* Also included in these charges for the year ended December 31, 2008 was $2.8 million related to the write-off of capitalized transaction-related costs associated with the plan to separate the Games business from the Company. No such amounts were incurred during the year ended December 31, 2006.

Revenue Recognition. The Company recognizes revenue in accordance with the following authoritative literature: AICPA Statement of Position (SOP) No. 97-2, *Software Revenue Recognition;* SOP No. 98-9, *Software Revenue Recognition with Respect to Certain Arrangements*; SOP No. 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*; Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104, *Revenue Recognition in Financial Statements*; Financial Accounting Standards Board's (FASB) Emerging Issues Task Force (EITF) Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables;* and EITF Issue No. 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent.* Generally the Company recognizes revenue when there is persuasive evidence of an arrangement, the fee is fixed or determinable, the product or services have been delivered and collectability of the resulting receivable is reasonably assured.

Consumer subscription products are paid in advance, typically for monthly, quarterly or annual periods. Subscription revenue is recognized ratably over the related subscription period. Revenue from sales of downloaded individual music tracks, albums and games are recognized at the time the music or game is made available, digitally, to the end user.

The Company recognizes revenue under the residual method for multiple element software arrangements when vendor specific objective evidence (VSOE) exists for all of the undelivered elements of the arrangement, but does not exist for one or more of the delivered elements in the arrangement, under SOP No. 97-2. Under the residual method, at the outset of the arrangement with a customer, the Company defers revenue for the fair value of the arrangement's undelivered elements such as post contract support (PCS), and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered, such as software licenses. VSOE for PCS is established on standard products for which no installation or customization is required based upon amount charged when PCS is sold separately. For multiple element software arrangements involving significant production, modification, or customization of the software, which are accounted for in accordance with the provisions of SOP No. 81-1, VSOE for PCS is established if customers have an optional renewal rate specified in the arrangement and the rate is substantive.

The Company has arrangements whereby customers pay one price for multiple products and services and in some cases, involve a combination of products and services. For arrangements with multiple deliverables, revenue is recognized upon the delivery of the individual deliverables in accordance with EITF Issue No. 00-21. In the event that there is no objective and reliable evidence of fair value of the delivered items, the revenue recognized upon delivery is the total arrangement consideration less the fair value of the undelivered items. The Company applies significant judgment in establishing the fair value of multiple elements within revenue arrangements.

The Company recognizes revenue on a gross or net basis in accordance with EITF Issue No. 99-19. In most arrangements, the Company contracts directly with end user customers, is the primary obligor and carries all collectability risk. In such arrangements the Company reports revenue on a gross basis. In some cases, the Company utilizes third-party distributors to sell products or services directly to end user customers and carries no collectability risk. In such instances the Company reports revenue on a net basis.

Revenue generated from advertising on the Company's websites and from advertising included in its products is recognized as revenue as the delivery of the advertising occurs.

Advertising Expenses. The Company expenses the cost of advertising and promoting its products as incurred. These costs are included in sales and marketing expense and totaled $61.9 million in 2008,

$56.2 million in 2007, and $51.2 million in 2006. The Company also incurred $44.2 million and $24.4 million of advertising expenses with MTVN, a related party, in 2008 and 2007, respectively. No such amounts were recorded in 2006.

Foreign Currency. The functional currency of the Company's foreign subsidiaries is the local currency of the country in which the subsidiary operates. Assets and liabilities of foreign operations are translated into U.S. dollars using rates of exchange in effect at the end of the reporting period. The net gain or loss resulting from translation is shown as translation adjustment and included in accumulated other comprehensive income in shareholders' equity. Income and expense accounts are translated into U.S. dollars using average rates of exchange. Gains and losses from foreign currency transactions are included in the consolidated statements of operations. There were no significant gains or losses on foreign currency transactions in 2008, 2007, and 2006.

Derivative Financial Instruments. The Company conducts business internationally in several currencies. As such, it is exposed to adverse movements in foreign currency exchange rates. A portion of these risks are managed through the use of financial derivatives, but fluctuations could impact the Company's results of operations and financial position. The Company's foreign currency risk management program reduces, but does not entirely eliminate, the impact of currency exchange rate movements.

Generally, the Company's practice is to manage foreign currency risk for the majority of material short-term intercompany balances through the use of foreign currency forward contracts. These contracts require the Company to exchange currencies at rates agreed upon at the contract's inception. Because the impact of movements in currency exchange rates on forward contracts offsets the related impact on the short-term intercompany balances, these financial instruments help alleviate the risk that might otherwise result from certain changes in currency exchange rates. The Company does not designate its foreign exchange forward contracts related to short-term intercompany accounts as hedges and, accordingly, the Company adjusts these instruments to fair value through results of operations. However, the Company may periodically hedge a portion of its foreign exchange exposures associated with material firmly committed transactions and long-term investments.

All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated a hedge, then depending on the nature of the hedge, changes in fair value will either be recorded immediately in results of operations, or be recognized in accumulated other comprehensive income until the hedged item is recognized in results of operations.

Accounting for Gains on Sale of Subsidiary Stock. The effects of any changes in the Company's ownership interest resulting from the issuance of equity capital by consolidated subsidiaries are accounted for as either a gain or loss in the statement of operations pursuant to SAB No. 51, *Accounting for the Sales of Stock of a Subsidiary.* SAB No. 51 requires that the difference between the carrying amount of the parent's investment in a subsidiary and the underlying net book value of the subsidiary after the issuance of stock by the subsidiary be reflected as either a gain or loss in the statement of operations if the appropriate recognition criteria has been met or reflected as an equity transaction. RealNetworks has elected to reflect SAB No. 51 gains or losses in its statement of operations when the appropriate criteria have been met. As described in Note 3, the sale of stock in Rhapsody America met the gain recognition criteria for all periods through September 30, 2008 and these gains were included in the consolidated statements of operations and comprehensive income. Beginning in the fourth quarter of 2008, the gain recognition criteria in SAB No. 51 were no longer met and the sales of ownership interests in Rhapsody America were accounted for as equity transactions and reflected in shareholders' equity in the consolidated balance sheets.

Accounting for Taxes Collected from Customers. The Company collects various types of taxes from its customers, assessed by governmental authorities, which are imposed on and concurrent with revenue-producing transactions. Such taxes are recorded on a net basis and are not included in net revenue of the Company.

Income Taxes. The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for temporary differences between financial reporting basis and tax basis of the Company's assets and liabilities and operating loss and tax credit carryforwards. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities and operating loss and tax credit carryforwards are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and operating loss and tax credit carryforwards are expected to be recovered or settled.

The Company files numerous consolidated and separate income tax returns in the United States Federal, as well as state, local, and foreign jurisdictions. With few exceptions, the Company is no longer subject to United States Federal, state, local, or foreign income tax examinations for years before 1993. The Company is currently under audit by the California Franchise Tax Board for the consolidated group RealNetworks, Inc. and subsidiaries for the years ended December 31, 2005 and 2006. During the third quarter of 2008, an income tax audit by the United States Internal Revenue Service for the Company's wholly-owned subsidiary WiderThan Americas, Inc. for the period ended December 31, 2005 was closed with no adjustments.

Stock-Based Compensation. Effective January 1, 2006, the Company adopted the provisions of, and began accounting for stock-based compensation in accordance with, Statement of Financial Accounting Standards (SFAS) No. 123R — revised 2004, *Share-Based Payment*, which replaced SFAS 123, *Accounting for Stock-Based Compensation* and supersedes Accounting Principles Board Opinion (APB) No. 25, *Accounting for Stock Issued to Employees*. Under the fair value provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period. The Company uses the Black-Scholes option-pricing model to determine the fair-value of stock-based awards under SFAS No. 123R, consistent with that used for pro forma disclosures under SFAS No. 123. The Company utilized the modified prospective transition method, which requires that stock-based compensation expense be recorded for all new and unvested stock options and employee stock purchase plan shares that are ultimately expected to vest as the requisite service is rendered beginning on January 1, 2006, the first day of the Company's 2006 fiscal year. Stock-based compensation expense for awards granted prior to January 1, 2006 is based on the grant date fair-value as determined under the pro forma provisions of SFAS No. 123.

In accordance with SFAS No. 123R, the Company presents excess tax benefits from the exercise of stock-based compensation awards as a financing activity in the consolidated statement of cash flows for periods in which an excess tax benefit is recorded. As a result of the implementation of SFAS No. 123R, cash benefits of $0.1 million, $0.6 million and $39.2 million were recorded during the years ended December 31, 2008, 2007 and 2006, respectively, which resulted in a decrease in operating cash flows and an increase in financing cash flows.

At December 31, 2008, the Company had six stock-based employee compensation plans, which are described more fully in Note 15.

Minority Interests. The Company records minority interest expense (benefit) which reflects the portion of the earnings (losses) of majority-owned entities which are applicable to the minority interest partners in accordance with Accounting Research Bulletin No. 51, *Consolidated Financial Statements* (ARB 51) and EITF Topic No. D-98, *Classification and Measurement of Redeemable Securities* (EITF D-98). Redeemable minority interests that are redeemable at either fair value or are based on a formula that is intended to approximate fair value follow the Company's historical disclosure only policy for the redemption feature and the current redemption amount of the redeemable minority interests is disclosed on the face of the balance sheet. Redeemable minority interests that are redeemable at either a fixed price or are based on a formula that is not akin to fair value are reflected as an adjustment to income attributable to common shareholders based on the difference between accretion as calculated using the terms of the redemption feature and the accretion entry for a hypothetical fair value redemption feature with the remaining amount of accretion to redemption value

recorded directly to equity. Minority interest expense (benefit) is included within the consolidated statement of operations and comprehensive income for 2008 and 2007.

As of December 31, 2008 and 2007, the Company's minority interests solely related to redeemable minority interests in Rhapsody America. See Note 3 for further discussion of the redeemable minority interest treatment.

Net Income Per Share. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common and dilutive potential common shares outstanding during the period. The share count used to compute basic and diluted net income per share is calculated as follows (in thousands):

	Years Ended December 31,		
	2008	2007	2006
Shares used to compute basic net income (loss) per share	140,432	151,665	160,973
Dilutive potential common shares:			
Stock options and restricted stock	—	3,995	7,558
Convertible debt	—	10,750	10,750
Shares used to compute diluted net income (loss) per share	140,432	166,410	179,281

Approximately 39.5 million, 22.5 million, and 8.5 million shares of common stock potentially issuable from stock options during the years ended December 31, 2008, 2007 and 2006, respectively, are excluded from the calculation of diluted net income (loss) per share because of their antidilutive effect.

Accumulated Other Comprehensive Income (loss). The Company's accumulated other comprehensive income (loss) as of December 31, 2008 and 2007 consisted of unrealized gains (losses) on marketable securities and foreign currency translation gains (losses). The tax effect of unrealized gains (losses) on investments and the foreign currency translation gains (losses) has been taken into account, if applicable.

The components of accumulated other comprehensive income are as follows (in thousands):

	December 31,	
	2008	2007
Unrealized gains on investments, net of taxes of $(846) in 2008 and $470 in 2007	$ 3,516	$ 5,836
Foreign currency translation adjustments	(52,245)	11,896
Accumulated other comprehensive income (loss)	$(48,729)	$17,732

Reclassifications. Certain reclassifications have been made to the 2006 and 2007 consolidated financial statements to conform to the 2008 presentation.

New Accounting Pronouncements. In December 2007, the FASB issued SFAS No. 141R, *Business Combinations* (SFAS 141R), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. The requirements of SFAS 141R are effective for periods beginning after December 15, 2008. Early adoption is prohibited. The impact of the adoption of SFAS 141R on the Company's consolidated financial statements will largely be dependent on the size and nature of the business combinations completed after the adoption of this statement.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51* (SFAS 160), which will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity within the consolidated balance sheets. SFAS 160 requires that changes in a parent's ownership interest while the parent retains its controlling financial interest shall be accounted for as equity transactions. As a result, the gain on sales of interest in Rhapsody America will be reflected as a component of shareholders' equity. The requirements of SFAS 160 are effective for periods beginning after December 15, 2008. Early adoption is prohibited. The Company does not believe that this guidance will have a material impact on its financial position or results of operations except as noted above.

In April 2008, the FASB issued FSP No. 142-3, *Determination of the Useful Life of Intangible Assets* (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, *Goodwill and Other Intangible Assets*. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The Company does not expect the pronouncement to have a material effect on its consolidated financial statements.

Note 2. Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with SFAS No. 123R — revised 2004, *Share-Based Payment*. Under the fair value provisions of the statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period. The Company uses the Black-Scholes option-pricing model to determine the fair-value of stock-based awards under SFAS No. 123R. The Company recognizes compensation cost related to options granted on a straight-line basis over the applicable vesting period.

The expected term of the options represents the estimated period of time until exercise and is based on historical experience of similar awards, including the contractual terms, vesting schedules, and expectations of future employee behavior. Expected stock price volatility is based on a combination of historical volatility of the Company's stock for the related expected term and the implied volatility of its traded options. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with a term equivalent to the expected term of the stock options. The Company has not paid dividends in the past.

The fair value of options granted was determined using the Black-Scholes model and the following weighted average assumptions:

	Years Ended December 31,		
	2008	2007	2006
Expected dividend yield	0%	0%	0%
Risk-free interest rate	2.60%	4.47%	4.75%
Expected life (years)	4.2	4.1	4.3
Volatility	45%	42%	49%

Stock-based compensation expense recognized in the Company's consolidated statements of operations is as follows (in thousands):

	Years Ended December 31,		
	2008	2007	2006
Cost of service revenue	$ 2,570	$ 769	$ 257
Research and development	8,410	7,314	6,512
Sales and marketing	5,860	9,373	7,152
General and administrative	6,691	6,462	4,230
Total stock-based compensation expense	$23,531	$23,918	$18,151

No stock-based compensation was capitalized as part of the cost of an asset as of December 31, 2008, 2007 or 2006. As of December 31, 2008, 2007 and 2006, $36.0 million, $45.9 million and $41.2 million, respectively, of total unrecognized compensation cost, net of estimated forfeitures, related to stock options. The unrecognized compensation cost is expected to be recognized over a weighted-average period of approximately two years, three years and two years for the years ended December 31, 2008, 2007 and 2006, respectively.

For further information related to the Company's equity compensation plans see Note 15.

Note 3. Rhapsody America

Formation

On August 20, 2007, RealNetworks and MTVN created Rhapsody America to jointly own and operate a business-to-consumer digital audio music service. Under the Rhapsody America venture agreements:

- RealNetworks contributed its Rhapsody service subscribers, certain RadioPass subscribers, cash of $16.4 million, contracts, revenue from existing Rhapsody subscribers, marketing materials, player hardware, rhapsody.com and related URLs, certain liabilities, and distribution arrangements in exchange for a 51% equity interest in Rhapsody America. RealNetworks also licensed certain assets to Rhapsody America, including Rhapsody content, Rhapsody technology, the Rhapsody brands and related materials.

- MTVN contributed its URGE service subscribers, cash, contracts, marketing materials, revenue from existing URGE subscribers, certain liabilities, plus the note payable described below, in exchange for a 49% equity interest in Rhapsody America. MTVN has also licensed certain assets to Rhapsody America, including URGE content, brands and related materials.

- In addition to the assets described above, MTVN also contributed a $230 million five-year note payable in consideration for acquiring MTVN's interest in the venture. Rhapsody America must use the proceeds from the note solely to purchase advertising from MTVN. As MTVN makes payments on the note, Rhapsody America records equity and RealNetworks realizes an immediate appreciation in the carrying value of the Company's interests in the venture and recognizes a gain if the gain is reasonably assured in accordance with SAB No. 51. As of December 31, 2007, $25.0 million in payments were made on the note and RealNetworks realized and recorded a gain of $12.8 million during the year ended December 31, 2007 as all of the SAB No. 51 gain recognition criteria were met. For the first nine months of the year ended December 31, 2008, RealNetworks realized and recorded a gain of $14.5 million as all of the SAB No. 51 gain recognition criteria were met. Each quarter the Company evaluates the gain recognition criteria in SAB No. 51 and determined for the fourth quarter of 2008 that recognition of the gain in the statement of operations was no longer appropriate, as certain of the criteria in SAB No. 51 were no longer met. During the fourth quarter, the Company revised its long

term operating plan, including a detailed cash flow projection for the business. The expected impact from significant declines observed in the broader economy, including but not limited to, a deteriorating advertising market and reduced consumer discretionary spending were reflected in the plan and resulted in an assumed overall decline in market value. Under the venture agreements, neither RealNetworks nor MTVN has future commitments to fund additional cash needs of the business. Additionally, as described more fully below, in the fourth quarter the Company assessed the impact of the preferred return associated with the put option held by MTVN and the related likelihood that RealNetworks would be required to repurchase the MTVN interests. These factors, combined with the overall decline in the market, caused the Company to conclude that gain recognition under SAB No. 51 was not appropriate for the fourth quarter. As a result, for the three months ended December 31, 2008, the sale of ownership interests in Rhapsody America have been reflected as an equity transaction and $6.6 million has been recorded directly to shareholders' equity.

Subsequent to December 31, 2008, RealNetworks and MTVN signed an amendment to the Rhapsody America venture agreement. Included in the amendment was a reduction in the MTVN note payable from $230.0 million to $213.8 million over the same five-year term.

The assets and liabilities contributed by RealNetworks to Rhapsody America have been recorded at their historical cost basis as RealNetworks maintained a controlling interest in the assets and liabilities. The assets and liabilities contributed by MTVN to Rhapsody America have been recorded at their estimated fair values in the consolidated balance sheets. MTVN's contribution included identifiable intangible assets with estimated fair values of $7.6 million. The respective estimated fair values were determined by management as of the date of the acquisition. RealNetworks realized an immediate appreciation in the carrying value of its interests in Rhapsody America and recognized a gain on sale of music interests upon formation of $3.9 million under SAB No. 51 as all of the gain recognition criteria were met.

A summary of the intangible assets contributed by MTVN is as follows (in thousands):

Trade Name and Trademarks	$4,000
Existing Technology	1,900
Existing Subscribers	1,680
Total Identifiable Intangible Assets	$7,580

The identified intangible assets had a weighted average estimated useful life of 4.1 years. All of the intangible assets are being amortized over their estimated useful lives on a straight line basis. During the fourth quarter of 2008, the remaining net book value of these intangible assets were deemed to be impaired pursuant to the application of SFAS No. 144 as described in Note 10. As of December 31, 2008, the remaining balance of the intangible assets was $0.

As part of the initial formation of Rhapsody America, RealNetworks and MTVN provided additional funding in the quarter ended December 31, 2007, for future operations of $17.4 and $16.7 million, respectively. No additional funding was provided during the year ended December 31, 2008.

Call/Put Rights

Pursuant to the terms of the Rhapsody America limited liability company agreement, RealNetworks has the right to purchase from MTVN, and MTVN has a right to require RealNetworks to purchase, MTVN's interest in Rhapsody America. The Company has evaluated the terms of the call and put rights under applicable accounting literature, including SFAS No. 133, *Accounting for Derivatives and Hedging Activities*, and SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*, and concluded that neither of these rights represent freestanding financial instruments or derivatives that should be accounted for separately.

These call and put rights are exercisable upon the occurrence of certain events any time after January 1, 2011 and during certain periods in each of 2012, 2013 and 2014 and every two years thereafter, and are not exercisable any time prior to January 1, 2011. If MTVN exercises its put right, RealNetworks has the right to pay a portion of the purchase price for MTVN's interest in cash and shares of RealNetworks capital stock, subject to certain maximum amounts with the balance (if any) paid with a note. If RealNetworks exercises its call right, MTVN has the right to demand payment of part of the purchase price for its membership interest in shares of RealNetworks' capital stock. If a portion of the purchase price for MTVN's interest is payable in shares of RealNetworks' capital stock, such shares could consist of our common stock representing up to 15% of the outstanding shares of RealNetworks' common stock immediately prior to the transaction, and shares of our non-voting stock representing up to an additional 4.9% of the outstanding shares of RealNetworks' common stock immediately prior to the transaction representing a maximum of 19.9% of RealNetworks' capital stock. If RealNetworks pays a portion of the purchase price for MTVN's membership interest in shares of RealNetworks' common stock and non-voting stock, RealNetworks other shareholders' voting and economic interests in RealNetworks could be diluted and MTVN will become one of RealNetworks' significant shareholders.

The redemption prices of MTVN's interest in Rhapsody America under both the call and put rights are calculated based on the provisions within the limited liability agreement, as amended, and are impacted by the total appraised value of Rhapsody America and assume repayment of the $213.8 million five-year note payable from MTVN. Once the call right becomes exercisable, the redemption price of MTVN's interest in Rhapsody America under the call right will be equal to the greater of $213.8 million or the appraised value of MTVN's interest in Rhapsody America at the redemption date.

Once the put right becomes exercisable, the redemption price of MTVN's interest in Rhapsody America under the put right will be based on a formula that is dependent on the appraised value of MTVN's interest in Rhapsody America. If the appraised value of Rhapsody America at that time is equal to or greater than $436.3 million, the implied fair value of the venture at its inception, then the exercise price of the put is equal to the appraised value. If the appraised value of Rhapsody America at the redemption date is less than $436.3 million, then the exercise price of the put includes a preferred return due to MTVN.

For the period from August 20, 2007 (inception of the venture) through September 30, 2008, the Company determined that the value of the Rhapsody America venture had not declined from its initial implied fair value and assessed the probability that the put would include a preferred return as remote. The formula that determined that put redemption amount was considered to approximate fair value for this period. However, beginning with the fourth quarter of 2008, the current appraised value of Rhapsody America was determined to have declined to the point where the Company has determined that the likelihood of the put triggering the preferred return when exercisable was no longer remote and considered the put formula to no longer approximate fair value. Beginning with the fourth quarter of 2008, the Company has accounted for the minority interest as having a fixed price redemption feature.

The hypothetical current redemption price of MTVN's interest in Rhapsody America under the put right at December 31, 2008 before consideration of the remaining payments due on the note was approximately $81.4 million. The current redemption price has been adjusted under the formula in the limited liability agreement for the remaining outstanding amounts due of $144.4 million on the note payable as of December 31, 2008. At December 31, 2008, these outstanding amounts due on the note payable exceed the value of MTVN's interest in the venture. The Company has elected to accrete any excess of the redemption value over the carrying amount as an adjustment to income attributable to common shareholders and has adjusted earnings per share for the current quarter's accretion of the difference between accretion as calculated using the terms of the redemption feature and the accretion entry for a hypothetical fair value redemption feature. For 2008, this amount was nominal to the consolidated financial statements. At December 31, 2007,

the hypothetical redemption price of MTVN's interest in Rhapsody America under the put right was approximately $59.9 million.

Note 4. Business Combinations

Business Combinations in 2008

There were no significant acquisitions in 2008.

Business Combinations in 2007

Game Trust

In October 2007, the Company acquired all of the outstanding securities of Game Trust, Inc. in exchange for $20.5 million in cash payments, including $304,000 in direct acquisition related costs consisting primarily of professional fees.

Game Trust, Inc. is headquartered in New York, New York and is a developer and provider of software infrastructure for community and commerce applications in online casual games. The Company believes that combining Game Trust's assets and technology with its existing business will enhance the Company's casual game offerings in the Company's existing markets. The results of Game Trust's operations are included in the Company's consolidated financial statements starting from the date of acquisition.

A summary of the preliminary purchase price is as follows (in thousands):

Cash paid at acquisition	$20,225
Estimated direct acquisition costs	304
Total	$20,529

The aggregate purchase consideration has been allocated to the assets and liabilities acquired, including identifiable intangible assets, based on their respective estimated fair values as summarized below. The respective estimated fair values were determined by management as of the date of acquisition and resulted in excess purchase consideration over the net tangible and identifiable intangible assets acquired of $15.9 million. Goodwill in the amount of $15.9 million is not deductible for tax purposes.

A summary of the preliminary allocation of the purchase price is as follows (in thousands):

Current assets	$ 747
Property and equipment	34
Intangible assets subject to amortization:	
Technology	4,540
Customer relationships	950
Trade name and trademarks	190
Goodwill	15,859
Other long-term assets	589
Total assets acquired	22,909
Liabilities	(2,380)
Net assets acquired	$20,529

The technology, customer relationships and trade name and trademarks intangibles have a weighted average estimated useful life of five years. All of the intangible assets are being amortized over their estimated useful lives on a straight line basis.

Pro forma results are not presented as they are not material to the Company's overall consolidated financial statements.

Sony NetServices GmbH

In May 2007, the Company acquired all of the outstanding securities of Sony NetServices GmbH (SNS) in exchange for $13.7 million in cash payments, including $902,000 in direct acquisition related costs consisting primarily of professional fees.

SNS is located in Salzburg, Austria and is a provider of digital music services to mobile operators in Europe. The Company believes that combining SNS' assets and technology with its existing business will enhance the Company's digital music offerings in the European market. The results of SNS' operations are included in the Company's consolidated financial statements starting from the date of acquisition.

A summary of the preliminary purchase price is as follows (in thousands):

Cash paid at acquisition	$12,795
Estimated direct acquisition costs	902
Total	$13,697

The aggregate purchase consideration has been allocated to the assets and liabilities acquired, including identifiable intangible assets, based on their respective estimated fair values as summarized below. The respective estimated fair values were determined by management as of the date of acquisition and resulted in excess purchase consideration over the net tangible and identifiable intangible assets acquired of $10.2 million. Goodwill in the amount of $10.2 million is not deductible for tax purposes.

A summary of the preliminary allocation of the purchase price is as follows (in thousands):

Current assets	$ 5,110
Property and equipment	2,351
Intangible assets subject to amortization:	
Technology	1,760
Customer relationships	1,610
Goodwill	10,212
Total assets acquired	21,043
Current liabilities	(7,346)
Net assets acquired	$13,697

Technology has weighted average estimated useful life of seven years. Customer relationships have weighted average estimated useful lives of nine years. All of the intangible assets are being amortized over their estimated useful lives on a straight line basis.

Pro forma results are not presented as they are not material to the Company's overall consolidated financial statements.

Exomi Oy

In June 2007, the Company acquired all of the outstanding securities of Exomi Oy (Exomi) in exchange for $11.2 million in cash payments, including $468,000 in direct acquisition related costs consisting primarily of professional fees. The Company may be obligated to pay an additional €3.6 million ($5.0 million at December 31, 2008) over a three-year period, dependent on whether certain performance criteria are achieved. Such amounts are not included in the initial aggregate purchase price and no such payments were accrued during the period ended December 31, 2008.

Exomi is located in Helsinki, Finland and is a provider of short message service (SMS) messaging and wireless application protocol gateway products and services to mobile network operators primarily in Europe and Latin America. The Company believes that combining Exomi's assets and network with the Company's products and services will enhance its presence in the European and Latin American markets. The results of Exomi's operations are included in the Company's consolidated financial statements starting from the date of acquisition.

A summary of the purchase price is as follows (in thousands):

Cash paid at acquisition	$10,745
Estimated direct acquisition costs	468
Total	$11,213

The aggregate purchase consideration has been allocated to the assets and liabilities acquired, including identifiable intangible assets, based on their respective estimated fair values as summarized below. The respective estimated fair values were determined by management as of the date of acquisition and resulted in excess purchase consideration over the net tangible and identifiable intangible assets acquired of $2.9 million. Goodwill in the amount of $2.9 million is not deductible for tax purposes.

A summary of the allocation of the purchase price is as follows (in thousands):

Current assets	$ 5,409
Property and equipment	265
Other long-term assets	109
Intangible assets subject to amortization:	
Customer relationships	3,270
Technology	2,545
Tradenames and trademarks	287
Non-compete agreements	80
Goodwill	2,852
Total assets acquired	14,817
Current liabilities	(1,761)
Net deferred tax liabilities	(1,472)
Other long-term liabilities	(371)
Total liabilities assumed	(3,604)
Net assets acquired	$11,213

Customer relationships have weighted average estimated useful lives of eight years. Technology and tradenames and trademarks have weighted average estimated useful lives of four years. Non-compete

agreements have weighted average estimated useful life of one year. All of the intangible assets are being amortized over their estimated useful lives on a straight line basis.

Pro forma results are not presented as they are not material to the Company's overall consolidated financial statements.

Note 5. Fair Value Measurements

Effective January 1, 2008, the Company implemented SFAS No. 157, *Fair Value Measurement* (SFAS 157), for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. In accordance with the provisions of FSP No. FAS 157-2, *Effective Date of FASB Statement No. 157*, the Company elected to defer implementation of SFAS 157 as it relates to its non-financial assets and non-financial liabilities that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis until January 1, 2009.

The adoption of SFAS 157 with respect to financial assets and liabilities and non-financial assets and liabilities that are re-measured and reported at fair value at least annually did not have an impact on the financial results of the Company in 2008. The Company does not expect the adoption of FAS 157 for non-financial assets and non-financial liabilities to have an effect on our consolidated financial statements. However, due to current economic conditions, the Company faces the risk that some of our short-term investments may no longer be liquid if we experience an inability to access or liquidate the investments due to nationalization or failure of the financial institutions where the investment is held.

SFAS No. 157 establishes a hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques (market approach, income approach and cost approach). The levels of the hierarchy are described in more detail within Note 1.

The following table presents information about the Company's financial assets that have been measured at fair value as of December 31, 2008 and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair value.

	Fair Value Measurements as of December 31, 2008			
	Total	Level 1	Level 2	Level 3
	(In thousands)			
Cash equivalents				
Money market funds	$157,063	$157,063	$—	$—
U.S. government agency securities	4,292	4,292	—	—
Short-term investments				
U.S. government agency securities	84,330	84,330	—	—
Corporate notes and bonds	53,436	53,436	—	—
Equity investments				
Publicly traded investments	13,903	13,903	—	—
Total	$313,024	$313,024	$—	$—

Investments in marketable securities classified as short-term investments and equity investments of public companies are measured at fair value using quoted market prices and are classified within Level 1 of the valuation hierarchy. The Company carries its equity investments in private companies at cost and these investments are excluded from the provisions of SFAS 157. The Company has consistently applied these valuation techniques in all periods presented.

Note 6. Cash, Cash Equivalents, Short-Term Investments, and Restricted Cash Equivalents

Cash, cash equivalents, short-term investments, and restricted cash equivalents as of December 31, 2008 consist of the following (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash and cash equivalents:				
Cash	$ 71,613	$ —	$ —	$ 71,613
Money market mutual funds	156,803	260	—	157,063
U.S. government agency securities	4,203	89	—	4,292
Total cash and cash equivalents	232,619	349	—	232,968
Short-term investments:				
Corporate notes and bonds	54,685	154	(1,403)	53,436
U.S. Government agency securities	83,920	410	—	84,330
Total short-term investments	138,605	564	(1,403)	137,766
Total cash, cash equivalents, and short-term investments	$371,224	$913	$(1,403)	$370,734
Restricted cash equivalents	$ 14,742	$ —	$ —	$ 14,742

Cash, cash equivalents, short-term investments, and restricted cash equivalents as of December 31, 2007 consist of the following (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash and cash equivalents:				
Cash	$105,615	$—	$ —	$105,615
Money market mutual funds	198,148	—	—	198,148
Corporate notes and bonds	172,934	—	—	172,934
Total cash and cash equivalents	476,697	—	—	476,697
Short-term investments:				
Corporate notes and bonds	43,552	—	(981)	42,571
U.S. government agency securities	37,296	65	—	37,361
Total short-term investments	80,848	65	(981)	79,932
Total cash, cash equivalents, and short-term investments	$557,545	$65	$(981)	$556,629
Restricted cash equivalents	$ 15,509	$—	$ —	$ 15,509

At December 31, 2008 and 2007, restricted cash equivalents represent cash equivalents pledged as collateral against two letters of credit for a total of $14.7 million and $15.5 million, respectively, in connection with two lease agreements.

Realized gains or losses on sales of available-for-sale securities for 2008, 2007, and 2006 were not significant.

Changes in estimated fair values of short-term investments are primarily related to changes in interest rates and are considered to be temporary in nature.

The contractual maturities of available-for-sale debt securities at December 31, 2008 are as follows (in thousands):

	Amortized Cost	Estimated Fair Value
Within one year	$ 85,420	$ 85,823
Between one year and five years	53,185	51,943
Total short-term investments	$138,605	$137,766

During 2007, the Company purchased and sold trading securities and realized a gain of $8.2 million. At December 31, 2008 and 2007, no investments in trading securities were held by the Company.

Due to current economic conditions, the Company faces the risk that some of our short-term investments may no longer be treated as cash equivalents if the Company experiences an inability to access or liquidate the investments due to nationalization or failure of the financial institutions where the investment is held. In addition, the Company faces the risk that the short-term investments held as debt securities issued by financial institutions may become worthless if the financial institutions nationalize or fail.

Note 7. Allowance for Doubtful Accounts Receivable and Sales Returns

Activity in the allowance for doubtful accounts receivable is as follows (in thousands):

	Years Ended December 31,		
	2008	2007	2006
Balance, beginning of year	$1,117	$1,101	$1,340
Additions charged to expenses	2,759	278	596
Amounts written off	(469)	(265)	(835)
Effects of foreign currency translation	125	3	—
Balance, end of year	$3,532	$1,117	$1,101

Activity in the allowance for sales returns is as follows (in thousands):

	Years Ended December 31,		
	2008	2007	2006
Balance, beginning of year	$ 1,338	$ 1,389	$ 1,633
Additions charged to revenue	3,102	2,980	4,898
Amounts written off	(3,347)	(3,048)	(5,142)
Effects of foreign currency translation	6	17	—
Balance, end of year	$ 1,099	$ 1,338	$ 1,389

At December 31, 2008, one customer in the United States accounted for 20% of trade accounts receivable. At December 31, 2007, one international customer accounted for 19% of trade accounts receivable.

One customer accounted for approximately 13% of total revenue during the year ended December 31, 2007. No one customer accounted for more than 10% of total revenue during the years ended December 31, 2008, and 2006.

Note 8. Deferred Costs

Deferred costs, consisting of costs being amortized over the respective contract lives, are as follows (in thousands):

	December 31, 2008	December 31, 2007
Deferred costs	$10,146	$12,482
Less current portion	4,026	6,408
Deferred costs, non-current portion	$ 6,120	$ 6,074

The Company defers certain costs on projects for service revenues and system sales. Deferred costs consist primarily of direct and incremental costs to customize and install systems, as defined in individual customer contracts, including costs to acquire hardware and software from third parties and payroll and related costs for employees and other third parties. Deferred costs are capitalized during the implementation period.

The Company recognizes such costs in accordance with its revenue recognition policy by contract. For revenue recognized under the completed contract method, costs are deferred until the products are delivered, or upon completion of services or, where applicable, customer acceptance. For revenue recognized under the percentage of completion method, costs are recognized as products are delivered or services are provided. For revenue recognized ratably over the term of the contract, costs are also recognized ratably over the term of the contract, commencing on the date of revenue recognition. At each balance sheet date, the Company reviews its deferred costs to ensure they are ultimately recoverable. Any anticipated losses on uncompleted contracts are recognized when evidence indicates the estimated total cost of a contract exceeds its estimated total revenue or if actual deferred costs exceed contractual revenue. As of December 31, 2008, the Company determined that the total estimated costs associated with certain projects exceeded the total estimated revenues expected to be recognized on those projects. As a result, the Company impaired approximately $10.8 million in deferred project costs. In addition, the Company assessed the recovery of recoupable royalty advances paid to certain content providers. As of December 31, 2008, the Company determined that approximately $8.8 million in royalty advances was not recoverable and therefore charged to expense. Both charges were included in impairment of deferred project costs and prepaid royalties in the accompanying consolidated statements of operations and comprehensive income for the year ended December 31, 2008. No such charges existed in 2007 or 2006.

Assessing the recoverability of deferred project costs and prepaid royalty advances is based on significant assumptions and estimates, including future revenue and cost of sales. Significant or sustained decreases in revenue or increases in cost of sales in future periods could result in additional impairments of deferred project costs and prepaid royalty advances. The Company cannot accurately predict the amount and timing of such impairments. Should the value of deferred project costs or prepaid royalty advances become impaired, the Company would record the appropriate charge, which could have a material adverse effect on its financial condition or results of operations.

Note 9. Equity Investments

The Company has certain equity investments that are accounted for under the cost method of accounting. The cost method is used to account for equity investments in companies in which the Company holds less than a 20 percent voting interest, does not exercise significant influence, and for which the related securities do not have a quoted market price.

The Company has certain equity investments in publicly traded companies in which the Company holds less than a 20 percent voting interest. The investments are accounted for at market value. Changes in the market value of the investments are recognized as unrealized gains (losses), net of income tax, and are

recorded in the accompanying consolidated balance sheets as a component of accumulated other comprehensive income.

During the quarter ended March 31, 2006, the Company established Beijing RealNetworks Technology Co., Ltd., a Wholly Owned Foreign Entity (WOFE) which operates an Internet retail website in the People's Republic of China (PRC) in cooperation with a PRC affiliate. The results of operations of the WOFE have been included in the Company's consolidated results since the establishment date of the WOFE. The PRC regulates the WOFE's business through regulations and license requirements restricting: (i) the scope of foreign investment in the Internet, retail and delivery sectors; (ii) Internet content; and (iii) the sale of certain media products. In order to meet the PRC local ownership and regulatory licensing requirements, the WOFE's business is operated through a PRC affiliate which is owned by nominee shareholders who are PRC nationals and RealNetworks employees. The WOFE does not own any capital stock of the PRC affiliate, but is the primary beneficiary of future losses or profits through contractual rights. As a result, the Company consolidates the results of the PRC affiliate in accordance with FIN No. 46R, *Consolidation of Variable Interest Entities*. The net assets and operating results for the PRC affiliate were not significant during the years ended December 31, 2008 and 2007.

Summary of equity investments is as follows (in thousands):

	2008		2007	
	Cost	Carrying Value	Cost	Carrying Value
Publicly traded investments	$10,765	$13,903	$ 933	$8,085
Privately held investments	5,695	4,679	2,740	1,891
Total equity investments	$16,460	$18,582	$3,673	$9,976

Privately held investments include investments accounted for using the cost and equity methods.

As of December 31, 2008 and 2007, the carrying value of equity investments in publicly traded companies consists primarily of approximately 11.0% of outstanding shares of J-Stream Inc. (J-Stream), a Japanese media services company and Loen Entertainment, a Korean digital music distribution company. These equity investments are accounted for as available-for-sale. The market value of the shares of J-Stream has increased from the original cost of $812,000 and $933,000, resulting in a carrying value of $4.6 million and $8.1 million as of December 31, 2008 and 2007, respectively. The investment in Loen Entertainment occurred in the quarter ended December 31, 2008, at a cost of $9.9 million and its current carrying value is $9.2 million. The market for these investments is relatively limited and the share price is volatile. Although the carrying value of the total investments was $18.6 million at December 31, 2008, there can be no assurance that a gain of this magnitude, or any gain, can be realized through the disposition of these shares.

Based upon an evaluation of the facts and circumstances during the quarter ended December 31, 2006, the Company determined that an other-than-temporary decline in fair value had occurred in one of its privately-held investments, resulting in an impairment charge of $3.1 million to reflect changes in the fair value of the investment. If the current economic downturn continues or worsens, the Company may incur impairment charges relating to its privately-held investments in future periods.

Note 10. Other Intangible Assets

Other intangible assets consist of the following (in thousands):

	Gross Amount	Accumulated Amortization	Net
Customer relationships	$ 34,004	$21,705	$ 12,299
Developed technology	28,673	23,849	4,824
Patents, trademarks and tradenames	8,556	7,176	1,380
Service contracts	3,711	3,487	224
Total other intangible assets, December 31, 2008	$ 74,944	$56,217	$ 18,727
Total other intangible assets, December 31, 2007	$149,256	$41,579	$107,677

Amortization expense related to other intangible assets during the years ended December 31, 2008, 2007, and 2006 was $22.9 million, $24.5 million, and $7.4 million, respectively.

As of December 31, 2008 estimated future amortization of other intangible assets is as follows (in thousands):

2009	$ 8,603
2010	4,291
2011	2,146
2012	1,919
2013	1,522
Thereafter	246
Total	$18,727

In accordance with SFAS No. 144, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. If the carrying amount of an asset is not recoverable, an impairment loss is recognized based on the excess of the carrying amount of the long-lived asset over its respective fair value, which is generally determined as the present value of estimated future undiscounted cash flows. The impairment analysis is based on significant assumptions of future results made by management, including operating and cash flow projections. During the quarter ended December 31, 2008, the Company revised its long term operating plan. The Company's operating plan was a significant input in assessing the recoverability of the Company's long-lived assets. The expected impact resulting from the significant declines observed in the broader economy during the fiscal fourth quarter of 2008 were reflected in the Company's plan. Additionally, in light of the uncertainty regarding the extent of future economic declines, the Company applied discount rates in its discounted cash flow analysis that appropriately reflected the possibility that cash flows from future operations may not be fully realized. Based on this assessment, the Company concluded that the net book value related to certain intangible assets exceeded the fair value attributable to such intangible assets. As a result, the Company recorded charges of $57.6 million as impairments of long-lived assets within its consolidated statements of operations and comprehensive income in 2008. No such impairments were recognized in either 2007 or 2006.

The impairment analysis for long-lived assets is based on significant assumptions of future results made by management, including revenue and cash flow projections. Significant or sustained declines in future revenue or cash flows, or adverse changes in the Company's business climate, among other factors, could result in the need to perform an impairment analysis under SFAS No. 144 in future interim periods. The Company cannot accurately predict the amount and timing of any impairment of long-lived assets. Should the

value of its long-lived assets become impaired, it would record the appropriate charge, which could have an adverse effect on its financial condition and results of operations.

Note 11. Goodwill

Changes in goodwill are as follows (in thousands):

	2008	2007
Balance, beginning of year	$ 353,153	$309,122
Increases due to current year acquisitions	781	28,924
Adjustments to the purchase price for Game Trust	(475)	—
Adjustments to the purchase price for SNS	(872)	—
Adjustments to the purchase price for WiderThan	—	(1,727)
Purchase of additional shares of WiderThan	—	1,160
Increases for accruals and payments related to the acquisition of Zylom	(172)	12,471
Impairment of goodwill	(135,070)	—
Effects of foreign currency translation	(42,081)	3,203
Balance, end of year	$ 175,264	$353,153

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS 142), goodwill is required to be tested for impairment annually and if an event or conditions change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company performs its annual goodwill impairment test during its fiscal fourth quarter.

A two step process is used to test for goodwill impairment under SFAS 142. The first step is to determine if there is an indication of impairment by comparing the estimated fair value of each reporting unit to its carrying value including existing goodwill. Goodwill is considered impaired if the carrying value of a reporting unit exceeds the estimated fair value. Upon an indication of impairment from the first step, a second step is performed to determine the amount of the impairment. This involves calculating the implied fair value of goodwill by allocating the fair value of the reporting unit to all assets and liabilities other than goodwill and comparing it to the carrying amount of goodwill. The Company has four reporting units: Music, Technology Products and Solutions, Games, and Media Software and Services.

To estimate the fair value of the reporting units for step one, the Company utilized a combination of income and market approaches. The income approach, specifically a discounted cash flow methodology, included assumptions for, among others, forecasted revenues, gross profit margins, operating profit margins, working capital cash flow, growth rates and long term discount rates, all of which require significant judgments by management.

During the quarter ended December 31, 2008, the Company revised its long term operating plan. The Company's operating plan was a significant input in evaluating the fair value of the Company's reporting units for the purpose of assessing goodwill for possible impairment. The expected impact resulting from the significant declines observed in the broader economy during the fiscal fourth quarter of 2008 were reflected in the plan. Additionally, in light of the uncertainty regarding the extent of future economic declines, the Company applied discount rates in its income approach that appropriately reflected the possibility that cash flows from future operations may not be fully realized. As a result, it was determined that the carrying value for the Games and Technology Products and Solutions reporting units exceeded their respective fair values, indicating that goodwill within each reporting unit was potentially impaired. No impairments were indicated under the first step for the Music and Media Software and Services reporting units. As required, the Company initiated the second step of the goodwill impairment test for the Games and Technology Products and

Solutions reporting units. The Company determined that the implied fair value of goodwill for its Technology Products and Solutions and Games reporting units was less than the carrying value by approximately $97.0 million and $38.1 million, respectively, which was recorded as an impairment of goodwill during the quarter ended December 31, 2008. No impairments were recognized in either of the years ended December 31, 2007 or 2006.

The testing of goodwill and other intangible assets for impairment requires the Company to make significant estimates about its future performance and cash flows, as well as other assumptions. These estimates can be affected by numerous factors, including changes in economic, industry or market conditions, changes in business operations, changes in competition or potential changes in the share price of its common stock and market capitalization. Significant and sustained declines in the Company's stock price and market capitalization, a significant decline in its expected future cash flows or a significant adverse change in the Company's business climate, among other factors, could result in the need to perform an impairment analysis under SFAS No. 142 in future interim periods. The Company cannot accurately predict the amount and timing of any impairment of goodwill or other intangible assets. Should the value of goodwill or other intangible assets become impaired, the Company would record the appropriate charge, which could have an adverse effect on its financial condition and results of operations.

Note 12. Accrued and Other Liabilities

Accrued and other liabilities consist of (in thousands):

	December 31,	
	2008	2007
Royalties and costs of sales and fulfillment	$ 55,247	$ 37,554
Employee compensation, commissions and benefits	21,679	21,639
Sales, VAT and other taxes payable	13,784	18,156
Income taxes payable	3,017	1,819
Legal fees and contingent legal fees	3,290	3,439
Accrued charitable donations	—	268
Other	21,671	31,261
Total	$118,688	$114,136

Note 13. Loss on Excess Office Facilities

The accrued loss of $7.2 million for estimated future losses on excess office facilities located near the Company's corporate headquarters in Seattle, Washington at December 31, 2008, is shown net of expected future sublease income of $5.0 million, which was committed under sublease contracts at the time of the estimate. The Company regularly evaluates the market for office space in the cities where it has operations. If the market for such space declines further in future periods, the Company may have to revise its estimates further, which may result in additional losses on excess office facilities.

Accrued loss, December 31, 2007	$10,700
Less amounts paid on accrued loss on excess office facilities, net of sublease income	3,490
Accrued loss, December 31, 2008	7,210
Less current portion	4,317
Accrued loss, non-current portion	$ 2,893

Note 14. Convertible Debt

During 2003, the Company issued $100.0 million aggregate principal amount of zero coupon convertible subordinated notes due July 1, 2010, pursuant to Rule 144A under the Securities Act of 1933, as amended. The notes were subordinated to any Company senior debt and are also effectively subordinated in right of payment to all indebtedness and other liabilities of its subsidiaries. The notes were convertible into shares of the Company's common stock based on an initial effective conversion price of $9.30 if (1) the closing sale price of the Company's common stock exceeds $10.23, subject to certain restrictions, (2) the notes are called for redemption, (3) the Company makes a significant distribution to its shareholders or becomes a party to a transaction that would result in a change in control, or (4) the trading price of the notes falls below 95% of the value of common stock that the notes are convertible into, subject to certain restrictions; one of which allows the Company, at its discretion, to issue cash or common stock or a combination thereof upon conversion. During the quarter ended September 30, 2008, the Company repurchased $100.0 million of its outstanding convertible debt. After the repurchase, no convertible debt remains outstanding. These notes were included in current liabilities as of December 31, 2007. As a result of this issuance, the Company received proceeds of $97.0 million, net of offering costs. The offering costs are included in other assets and are being amortized over a 5-year period. Interest expense from the amortization of offering costs in the amounts of $0.3 million, $0.6 million and $0.6 million is recorded in interest income, net during each of the years ended December 31, 2008, 2007, and 2006, respectively.

Note 15. Shareholders' Equity

Preferred Stock. Each share of Series A preferred stock entitles the holder to one thousand votes and dividends equal to one thousand times the aggregate per share amount of dividends declared on the common stock. There are no shares of Series A preferred stock outstanding.

Undesignated preferred stock will have rights and preferences that are determinable by the Board of Directors when determination of a new series of preferred stock has been established.

Shareholder Rights Plan. On December 2, 2008, the Company and Mellon Investor Services LLC entered into an Amended and Restated Shareholder Rights Plan (Amended and Restated Rights Plan) which amended and restated the existing Shareholder Rights Plan dated December 4, 1998, as amended (Existing Rights Plan). In connection with the Existing Rights Plan, on October 16, 1998, the Company's board of directors declared a dividend of a right to purchase one one-thousandth of a share of the Company's Series A preferred stock (Right) for each outstanding share of the Company's common stock on December 14, 1998 (Record Date). Each share of common stock issued after the Record Date will be issued with an attached Right. The Rights will not immediately be exercisable and detachable from the common stock. The Rights will become exercisable and detachable only following the earlier of the acquisition of the Company by a person or a group of 15 percent or more of the outstanding common stock or ten days following the announcement of a tender or exchange offer for 15 percent or more of the outstanding common stock (Distribution Date). Notwithstanding the foregoing, the Company's Chairman and Chief Executive Officer, Robert Glaser, is excluded as a person who can trigger the Distribution Date so long as he does not increase his beneficial ownership of shares of the Company's common stock above the number of shares he holds as of the date of the Amended and Restated Rights Plan, except for shares of the Company's common stock he acquires from the exercise of stock options or from stock awards granted to him in connection with his employment with the Company. After the Distribution Date, each Right will entitle the holder to purchase for $30.00 (Exercise Price) one one-thousandth (1/1000th) of a share of the Company's Series A preferred stock with economic terms similar to that of one share of the Company's common stock. Upon a person or a group acquiring 15 percent or more of the outstanding common stock, each Right will allow the holder (other than the acquirer) to purchase common stock or securities of the Company having a then current market value of two times the Exercise Price of the Right. In the event that following the acquisition of 15 percent of the

common stock by an acquirer, the Company is acquired in a merger or other business combination or 50 percent or more of the Company's assets or earning power are sold, each Right will entitle the holder to purchase for the Exercise Price, common stock or securities of the acquirer having a then current market value of two times the Exercise Price. In certain circumstances, the Rights may be redeemed by the Company at a redemption price of $0.001 per Right. If not earlier exchanged or redeemed, the Rights will expire on December 2, 2018.

Equity Compensation Plans. The Company has five equity compensation plans (Plans) to compensate employees and Directors for past and future services. Generally, options vest based on continuous employment, over a four or five-year period. The options expire in either seven, ten, or twenty years from the date of grant and are exercisable at the fair market value of the common stock at the grant date.

Restricted Stock Units and Awards. In 2008, 2007 and 2006, the Company granted restricted stock units and awards representing 926,351, 49,457 and 80,834 shares of common stock, respectively, pursuant to the Company's 2005 Stock Incentive Plan (2005 Plan). The weighted average fair value of restricted stock units and awards granted was $6.08, $6.58 and $11.38 in 2008, 2007 and 2006, respectively. Each restricted stock unit granted or cancelled in 2006 reduced or increased the shares available for grant under the 2005 Plan by 1.6 shares. The factor by which restricted stock units affect the shares available for grant was changed from 1.6 shares to 2.2 shares as of June 25, 2007.

A summary of stock options and restricted stock units activity is as follows:

	Shares Available for Grant in (000's)	Options Outstanding		Weighted Average Fair Value Grants
		Number of Shares in (000's)	Weighted Average Exercise Price	
Balances, December 31, 2005	14,474	35,622	$ 6.95	
Options granted at or above common stock price	(12,913)	12,913	10.05	$ 4.53
Restricted stock units granted	(129)			11.38
Options exercised	—	(8,854)	5.99	
Options cancelled	3,953	(3,953)	6.81	
Balances, December 31, 2006	5,385	35,728	8.31	
Additional shares authorized in the 2005 Plan(1)	12,048			
Options granted at common stock price	(14,937)	14,937	7.02	2.71
Stock awards granted	(109)			6.58
Restricted stock units cancelled	35			
Options exercised	—	(2,447)	5.77	
Options cancelled	5,723	(5,723)	10.23	
Balances, December 31, 2007	8,145	42,495	7.76	
Options granted at common stock price	(7,397)	7,397	6.08	2.38
Stock awards and restricted stock units granted	(2,038)			6.08
Stock awards and restricted stock units cancelled	171			
Options exercised	—	(1,526)	5.23	
Options cancelled	8,831	(8,831)	8.22	
Balances, December 31, 2008	7,712	39,535	7.41	

(1) At the June 25, 2007 Annual Meeting of Shareholders, the Company's shareholders approved an amended and restated 2005 Stock Incentive Plan that authorized a total of 15 million shares, including any shares that were available for grant prior to the approval.

The following table summarizes information about stock options outstanding at December 31, 2008:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number of Shares (in 000's)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares (in 000's)	Weighted Average Exercise Price
$0.02 — $5.07	4,668	6.81	$ 4.35	3,411	$ 4.23
$5.08 — $5.78	4,730	7.76	5.66	2,159	5.59
$5.81 — $5.97	4,244	8.86	5.90	1,907	5.90
$5.98 — $6.36	4,208	8.31	6.12	1,774	6.12
$6.38 — $7.22	6,365	9.63	6.91	3,724	7.08
$7.23 — $8.00	4,496	5.15	7.71	2,091	7.76
$8.04 — $10.06	6,153	4.71	9.20	3,861	9.25
$10.06 — $11.49	4,089	4.74	10.93	2,137	10.94
$11.55 — $46.00	572	9.51	25.75	534	26.76
$46.18 — $46.19	10	10.69	46.19	10	46.19
	39,535	7.07	$ 7.41	21,608	$ 7.64

The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2008 was $1.0 million and $1.0 million, respectively.

Employee Stock Purchase Plan. In 2007, the Company adopted the 2007 Employee Stock Purchase Plan (2007 ESPP) to replace the 1998 Employee Stock Purchase Plan, which expired on December 31, 2007 following the conclusion of the final offering period. There are 1.5 million shares of common stock reserved for issuance under the 2007 ESPP, and there were 4.0 million shares of common stock reserved for issuance under the 1998 ESPP. Under the 1998 ESPP and the 2007 ESPP, an eligible employee may purchase shares of common stock, based on certain limitations, at a price equal to 85 percent of the fair market value of the common stock at the end of the semi-annual offering periods. Under the 2007 ESPP, 394,000 shares at a weighted average fair value of the employee stock purchase rights of $0.72 were purchased during the year ended December 31, 2008. Under the 1998 ESPP, 285,000, and 213,000 shares at a weighted average fair value of the employee stock purchase rights of $1.06, and $1.62 were purchased during the years ended December 31, 2007, and 2006, respectively.

Repurchase of Common Stock. The Company's Board of Directors has authorized share repurchase programs for the repurchase of its outstanding common stock, and all repurchases have been made pursuant to these authorized programs. During 2006, the Company purchased 11.8 million shares for an aggregate value of $98.9 million at an average cost of $8.35 per share. During 2007, the Company repurchased 23.8 million shares for an aggregate value of $178.8 million at an average cost of $7.52 per share. During 2008, the Company repurchased 10.0 million shares for an aggregate value of $50.2 million at an average cost of $5.04 per share. The purchases made through December 31, 2008 completed the authorized amount for all of the repurchase programs.

Note 16. Income Taxes

Components of income (loss) before income taxes are as follows (in thousands):

	Years Ended December 31,		
	2008	2007	2006
United States operations	$ (46,737)	$77,167	$228,668
Foreign operations	(171,313)	(1,396)	(915)
Income (loss) before income taxes	$(218,050)	$75,771	$227,753

Components of income tax expense are as follows (in thousands):

	Years Ended December 31,		
	2008	2007	2006
Current:			
United States federal	$ 6,360	$31,266	$20,683
State and local	(2,449)	1,291	3,643
Foreign	10,333	4,448	3,225
Total current	14,244	37,005	27,551
Deferred:			
United States federal	33,603	(6,298)	53,648
State and local	1,044	(58)	3,206
Foreign	(23,063)	(3,193)	(1,868)
Total deferred	11,584	(9,549)	54,986
Total income tax expense	$ 25,828	$27,456	$82,537

Income tax expense differs from "expected" income tax expense (computed by applying the U.S. federal income tax rate of 35%) due to the following (in thousands):

	Years Ended December 31,		
	2008	2007	2006
United States federal tax expense (benefit) at statutory rate	$(76,318)	$26,520	$79,714
State taxes, net of United States federal tax benefit	(1,405)	1,233	3,127
Change in valuation allowance	50,154	(2,262)	1,757
Non-deductible stock compensation	1,758	1,601	912
Non-deductible goodwill impairment charge	38,750	—	—
Impact of non-U.S. jurisdictional tax rate difference	13,666	182	471
Other	(777)	182	(3,444)
Total income tax expense	$ 25,828	$27,456	$82,537

Net deferred tax assets are comprised of the following (in thousands):

	December 31, 2008	December 31, 2007
Deferred tax assets:		
United States federal net operating loss carryforwards	$ 18,740	$ 20,332
Deferred expenses	19,509	14,641
Net unrealized loss on investments	10,924	10,924
Capital loss carryforwards	9,910	2,359
Accrued loss on excess office facilities	2,650	3,874
Stock-based compensation	14,977	11,431
State net operating loss carryforwards	4,756	3,973
Foreign net operating loss carryforwards	6,524	8,378
Deferred revenue	627	4,494
Equipment, software, and leasehold improvements	8,514	4,262
Basis difference in majority owned partnership	3,355	140
Other	5,382	2,372
Gross deferred tax assets	105,868	87,180
Less valuation allowance	90,986	39,742
Gross deferred tax assets, net of valuation allowance	14,882	47,438
Deferred tax liabilities:		
Other intangible assets	(4,521)	(27,232)
Net unrealized gains on investments	(1,043)	(2,250)
Other	(446)	(94)
Prepaid expenses	(3,053)	(2,657)
Gross deferred tax liabilities	(9,063)	(32,233)
Net deferred tax assets	$ 5,819	$ 15,205

Income tax receivables were $7.3 million and $5.5 million at December 31, 2008 and 2007, respectively. The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the appropriate taxing jurisdictions. In 2008, the Company has continued to provide a valuation allowance on the deferred tax assets that the Company believes are not more likely than not to be realized.

The net increase in valuation allowance was $51.2 million and $4.5 million during the years ended December 31, 2008 and 2007, respectively. The 2008 net increase in valuation allowance is caused by the Company not being able to project future taxable income in most jurisdictions. The 2007 net increase in the valuation allowance is comprised of an increase of $10.1 million due primarily to acquired net operating losses (NOLs) from acquisitions in 2007 not more likely than not to be realized, an increase of $0.9 million for foreign losses unutilized, a decrease in state NOLs due to their value and projected utilization of $0.9 million, a decrease of $3.1 million for the utilization of capital loss carryovers previously expected to go unutilized and $2.5 million due to the expiration of capital losses.

The Company's United States federal net operating loss carryforwards totaled $53.5 million and $58.1 million at December 31, 2008 and 2007, respectively. These net operating loss carryforwards begin to

expire between 2010 and 2026. In 2008, the remaining net operating loss carryforwards are from acquired subsidiaries that are limited under Internal Revenue Code Section 382. In the event that the Company generates taxable income to utilize these net operating loss carryforwards, income tax expense will be reduced by approximately $12.8 million.

The Company has not provided for U.S. deferred income taxes or withholding taxes on certain non-U.S. subsidiaries' undistributed earnings. These earnings are intended to be permanently reinvested in operations outside of the U.S. If these amounts were distributed to the U.S., in the form of dividends or otherwise, the Company could be subject to additional U.S. income taxes. It is not practicable to determine the U.S. federal income tax liability or benefit on such earnings due to the availability of foreign tax credits and the complexity of the computation, if such earnings were not deemed to be permanently reinvested.

The Company adopted the provision of Financial Standards Accounting Board Interpretation No. 48 *Accounting for Uncertainty in Income Taxes* (FIN 48) an interpretation of FASB Statement No. 109 on January 1, 2007. As of December 31, 2008, and 2007, the Company had $10.5 million and $9.0 million of unrecognized tax benefits, respectively. The total amount of unrecognized tax benefits that would affect the Company's effective tax rate if recognized is $9.5 million as of December 31, 2008 and $8.4 million as of December 31, 2007.

In accordance with FIN 48, the Company elected to recognize accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2008 and 2007, the Company had approximately $1.4 million and $687,000 of accrued interest and penalties related to uncertain tax positions, respectively. To the extent interest and penalties are not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision. The Company does not anticipate that total unrecognized tax benefits will significantly change within the next twelve months.

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows (in thousands):

	Years Ended December 31,	
	2008	2007
Balance, beginning of year	$ 8,931	$7,501
Increases related to prior year tax positions	586	—
Decreases related to prior year tax positions	(241)	—
Increases related to current year tax positions	1,179	1,430
Settlements	—	—
Expiration of the statue of limitations	—	—
Balance, end of year	$10,455	$8,931

Annual Report

Note 17. Commitments and Contingencies

Commitments. The Company has commitments for future payments related to office facilities leases and other contractual obligations. The Company leases office facilities under various operating leases expiring through September 2014. The Company also has other contractual obligations, primarily relating to minimum contractual payments due to content and other service providers, expiring over varying time periods in the future. Future minimum payments are as follows (in thousands):

	Office Leases	Other Contractual Obligations	Total
2009	$14,831	$32,926	$ 47,757
2010	13,204	10,820	24,024
2011	8,674	250	8,924
2012	6,790	—	6,790
2013	6,790	—	6,790
Thereafter	9,649	—	9,649
Total minimum payments	59,938	43,996	103,934
Less future minimum receipts under subleases	4,985	—	4,985
Net	$54,953	$43,996	$ 98,949

Of the total net office lease future minimum payments, $7.2 million is recorded in accrued loss on excess office facilities at December 31, 2008.

Rent expense during the years ended December 31, 2008, 2007, and 2006 was $12.6 million, $11.2 million, and $8.5 million, respectively.

In addition to the amounts shown in the table above, $10.5 million of unrecognized tax benefits have been recorded as liabilities in accordance with FIN 48, and the Company is uncertain as to if or when such amounts may be settled. The Company cannot make a reasonably reliable estimate of the amount and period of related future payments for such liability.

The Company has a commitment to purchase $144.4 million over the next five years from MTVN related to the Rhapsody America venture. The $144.4 million is excluded from the table above as the timing and amount of these payments will vary.

Borrowing Arrangements. The Company's subsidiary, WiderThan, has entered into lines of credit with two Korean domestic banks with an aggregate maximum available limit of $1.6 million at interest rates of approximately 2.9% over the rate earned on the underlying deposits. WiderThan has entered into a separate line of credit with a Korean domestic bank with maximum available limit of $0.8 million bearing interest at 7.3%. During the years ended December 31, 2008 and 2007, the Company did not draw on these lines of credit and there were no balances outstanding as of December 31, 2008 or December 31, 2007.

The Company's subsidiary, WiderThan, uses corporate charge cards issued by a Korean domestic bank with an aggregate line of credit of up to $4.0 million. The charged amounts are generally payable in the following month depending on the billing cycle and are included in accounts payable in the accompanying unaudited condensed consolidated balance sheets. In general, the term of the arrangement is one year, with automatic renewal in April of each year. The arrangement may be terminated in writing by mutual agreement between the bank and the Company. The Company is not subject to any financial or other restrictive covenants under the terms of this arrangement.

The Company's subsidiary, WiderThan, has a letter of credit of up to $5.0 million with a Korean domestic bank for importing goods, with one-year maturity (renewable every April), which bears interest at 2.5% over the London Inter-Bank Offer Rate (LIBOR). Borrowings under this letter of credit are collateralized by import documents and goods being imported under such documentation. To the extent that the Company has any outstanding balance, the Company is subject to standard covenants and notice requirements under the terms of this facility, such as covenants to consult with the lender prior to engaging in certain events, which include, among others, mergers and acquisitions or sale of material assets or to furnish certain financial and other information. The Company is not, however, subject to any financial covenant requirements or other restrictive covenants that restrict the Company's ability to utilize this facility or to obtain financing elsewhere. The Company did not draw on the letter of credit and there was no balance outstanding as of December 31, 2008 or December 31, 2007.

The Company's subsidiary, WiderThan, has purchased guarantees amounting to $1.4 million from Seoul Guarantee Insurance which guarantees payments for one year under certain supply contracts the Company has with a customer in Korea.

401(k) Retirement Savings Plan. The Company has a salary deferral plan (401(k) Plan) that covers substantially all employees. Under the plan, eligible employees may contribute up to 50% of their pretax salary, subject to the Internal Revenue Service annual contribution limits. During the years ended December 31, 2008, 2007 and 2006 the Company matched 50% of employee contributions to the 401(k) Plan, on up to three percent of participating employees' compensation, and contributed $1.6 million, $1.0 million and $858,000, respectively, in matching contributions. The Company can terminate the matching contributions at its discretion. The Company has no other post-employment or post-retirement benefit plans.

Litigation. On September 30, 2008, the Company filed a declaratory action against Disney Enterprises, Inc., Paramount Pictures Corp., Sony Pictures Entertainment, Inc., Twentieth Century Fox Film Corp., NBC Universal, Inc., Warner Bros. Entertainment, Inc., and Viacom, Inc. and the DVD Copy Control Association (DVD CCA) in the Northern District of California relating to the Company's RealDVD product, which, among other things, allows consumers to securely store DVD content on their hard drives. On the same day, various movie studios filed suit against the Company in the Central District of California. The Company's suit asks the court to find that the RealDVD product does not breach the license agreement that the Company entered into with the DVD CCA. The movie studios' suit alleges that by offering the RealDVD product, RealNetworks has violated the Digital Millennium Copyright Act. The movie studios' suit was subsequently transferred to the Northern District of California. On October 3, 2008, the Studios obtained a temporary restraining order (TRO) requiring the Company to cease distribution of its RealDVD product. The TRO was extended on October 7, 2008. The Court scheduled a preliminary injunction hearing to address the movie studios' claim that RealDVD should not be sold pending a final judicial determination of the underlying claims between the parties. The Company believes that RealDVD complies with the law, and the Company intends to vigorously defend the preliminary injunction request and, if necessary, pursue its declaratory judgment action.

On April 25, 2007, a lawsuit was filed by Greenville Communications, LLC in Greenville, Mississippi against a number of cell phone carriers, including the Company's partners T-Mobile USA, Inc. and Alltel Corporation, alleging that they infringe its patents by providing ringback tone services. The Company agreed to indemnify T-Mobile and Alltel against the claims based on an indemnity that appears to be owed by Real's subsidiary, WiderThan. On August 27, 2007, the Company's motion to transfer this matter to the District of New Jersey was granted. The parties have briefed claim construction, but the case has been stayed pending reexamination of the patents at issue. The Company disputes the plaintiff's allegations regarding both the validity of its patents and its claims of infringement against the Company's partners.

In April 2007, the Copyright Royalty Board (CRB) issued a decision setting new royalty rates for the use of sound recordings in Internet radio from 2006 through 2010. These rates are still under appeal. Additionally, in a separate proceeding, the CRB held hearings to determine mechanical royalty rates associated with the

statutory license for digital phonorecord deliveries, including tethered downloads. These rates have also been subject to industry-wide settlement negotiations. A partial settlement was reached with respect to on-demand streaming and tethered downloads between the Digital Media Association (DiMA), the Recording Industry Association of America (RIAA) and the National Music Publishers Association (NMPA), among others. This settlement was published by the CRB in an administrative judicial proceeding supervised by the U.S. Copyright Office. This settlement, with some modifications, is part of the CRB's final determination as published in the Federal Register, but it may be appealed. In addition, the U.S. Copyright Office has raised legal challenges to the CRB's final determination, creating some uncertainty as to the applicability of the settlement terms set forth in CRB's final determination. Finally, the Company has been involved in a proceeding in the Southern District of New York to determine a royalty rate for the public performance of music contained in the American Society of Composers, Authors and Publishers (ASCAP) catalogue. In April 2008, the district court issued a preliminary ruling that sets forth, among other things, a methodology to be used to calculate the royalties owed to ASCAP. The methodology to be used to calculate the royalties was incomplete and contained elements that required negotiation and agreement by the parties in addition to further hearings and decisions by the district court. On July 16, 2008, the court issued an additional ruling relating to the application of the new rates and issued further rulings on September 10, December 8 and December 12, 2008. After working with ASCAP to make a final determination of amounts due under the court's rulings, the Company reached a partial agreement with ASCAP on January 12, 2009. The Company believes it has sufficiently accrued for expected royalties under the agreement, but we are appealing some aspects of the court's rulings that underlie the agreement, and the rulings remain subject to appeal and challenge by other participants.

In June 2003, a lawsuit was filed against the Company and Listen.com, Inc. (Listen) in federal district court for the Northern District of Illinois by Friskit, Inc. (Friskit), alleging that certain features of the Company's and Listen's products and services willfully infringe certain patents relating to searching and streaming media files. On July 26, 2007, the court granted the Company's motion for summary judgment and invalidated all claims on grounds of obviousness. On January 12, 2009, the Federal Circuit affirmed the District Court's dismissal of the suit and invalidation of all asserted claims.

In December 2003, the Company filed suit against Microsoft in the U.S. District Court for the Northern District of California, pursuant to U.S. and California antitrust laws, alleging that Microsoft has illegally used its monopoly power to restrict competition, limit consumer choice, and attempt to monopolize the field of digital media. On October 11, 2005, the Company and Microsoft entered into a settlement agreement pursuant to which the Company agreed to settle all antitrust disputes worldwide with Microsoft, including the U.S. litigation. Upon settlement of the legal disputes, the Company and Microsoft entered into two commercial agreements that provide for collaboration in digital music and casual games. The combined contractual payments related to the settlement agreement and the two commercial agreements to be made by Microsoft to the Company over the terms of the agreements are $761.0 million. The Company had received such payments in full as of March 31, 2007. The Company recorded gains of $60.7 million, $220.4 million and $422.5 million during the years ended December 31, 2007, 2006, and 2005, respectively. These amounts are included within the consolidated statement of operations and comprehensive income as antitrust litigation benefit, net.

From time to time the Company is, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, including employment claims, contract-related claims, and claims of alleged infringement of third-party patents, trademarks and other intellectual property rights. These claims, including those described above, even if not meritorious, could force the Company to spend significant financial and managerial resources. The Company is not aware of any other legal proceedings or claims that the Company believes will have, individually or taken together, a material adverse effect on the Company's business, prospects, financial condition or results of operations. However, the Company may incur substantial expenses in defending against third-party claims and certain pending claims are moving closer to trial. The Company expects that its potential costs of defending these claims may increase as the disputes move into the trial phase of the proceedings. In the event of a determination adverse to the Company, the Company may

incur substantial monetary liability, and/or be required to change its business practices. Either of these could have a material adverse effect on the Company's financial position and results of operations.

Note 18. Guarantees

In the ordinary course of business, the Company is not subject to potential obligations under guarantees that fall within the scope of FIN No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34*, except for standard indemnification and warranty provisions that are contained within many of the Company's customer license and service agreements, and give rise only to the disclosure requirements prescribed by FIN No. 45.

Indemnification and warranty provisions contained within the Company's customer license and service agreements are generally consistent with those prevalent in the Company's industry. The duration of the Company's product warranties generally does not exceed 90 days following delivery of the Company's products. The Company has not incurred significant obligations under customer indemnification or warranty provisions historically and does not expect to incur significant obligations in the future. Accordingly, the Company does not maintain accruals for potential customer indemnification or warranty-related obligations.

Note 19. Segment Information

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information* (SFAS 131), establishes standards for the way in which public companies disclose certain information about operating segments in their financial reports. After the formation of Rhapsody America in August 2007, the Company has defined three reportable segments consistent with SFAS 131, based on factors such as how the Company manages its operations and how its Chief Operating Decision Maker reviews results. The Company's Chief Operating Decision Maker is considered to be the Company's CEO Staff (CEOS), which includes the Company's Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Executive Vice Presidents and Senior Vice Presidents. The CEOS reviews financial information presented on both a consolidated basis and on a business segment basis, accompanied by disaggregated information about products and services and geographical regions for purposes of making decisions and assessing financial performance. The CEOS reviews discrete financial information regarding profitability of the Company's Music, Consumer and Technology Products and Solutions segments and, therefore, the Company reports these as operating segments as defined by SFAS 131. The accounting policies used to derive segment results are generally the same as those described in Note 1.

The Music segment includes the operations of Rhapsody America as well as the aspects of its music business not included as part of Rhapsody America. The revenue and costs from these businesses include: digital media subscription services such as Rhapsody and RadioPass and sales of digital music and advertising. These products and services are sold and provided primarily through the Internet, and the Company charges customers' credit cards at the time of sale. Billing periods for subscription services typically occur monthly, quarterly or annually, depending on the service purchased.

The Consumer segment primarily includes revenue and costs from: the sale of individual games through the Company's RealArcade service and its Games related websites; the Company's game subscription services; the Company's SuperPass premium subscription service; RealPlayer Plus and related products; sales and distribution of third-party software products; and all advertising other than that related directly to the Company's Music business. These products and services are sold and provided primarily through the Internet, and the Company charges customers' credit cards at the time of sale. Billing periods for subscription services typically occur monthly, quarterly or annually, depending on the service purchased.

The Technology Products and Solutions segment includes revenue and costs from: sales of ringback tone, music-on-demand, video-on-demand and messaging services; sales of media delivery system software, including Helix system software and related authoring and publishing tools, both directly to customers and indirectly through original equipment manufacturer channels; support and maintenance services sold to customers who purchase software products; broadcast hosting services; and consulting and professional services that are offered to customers. These products and services are primarily sold to corporate customers.

Amounts that are not included within the above segment descriptions are shown below as Reconciling Amounts. Included within these amounts are items such as interest income and net antitrust litigation benefit.

Segment income (loss) before income taxes for the year ended December 31, 2008, is as follows (in thousands):

	Music	Consumer	Technology Products and Solutions	Reconciling Amounts	Consolidated
Net revenue	$160,721	$237,522	$ 206,567	$ —	$ 604,810
Cost of revenue	91,067	56,351	85,826	—	233,244
Impairment of deferred costs and prepaid royalties	1,000	7,829	10,837	—	19,666
Gross profit	68,654	173,342	109,904	—	351,900
Advertising with related party	44,213	—	—	—	44,213
Restructuring and other charges	—	—	—	6,833	6,833
Impairment of goodwill and long-lived assets	4,753	46,056	141,867	—	192,676
Other operating expenses	101,022	170,149	123,507	905	395,583
Operating income (loss)	(81,334)	(42,863)	(155,470)	(7,738)	(287,405)
Other income, net	56,057	—	—	13,298	69,355
Income (loss) before income taxes	$ (25,277)	$ (42,863)	$(155,470)	$ 5,560	$(218,050)

Segment income (loss) before income taxes for the year ended December 31, 2007, is as follows (in thousands):

	Music	Consumer	Technology Products and Solutions	Reconciling Amounts	Consolidated
Net revenue	$149,126	$211,851	$206,643	$ —	$567,620
Cost of revenue	81,462	39,840	92,189	—	213,491
Gross profit	67,664	172,011	114,454	—	354,129
Advertising with related party	24,360	—	—	—	24,360
Restructuring and other charges	—	—	—	3,748	3,748
Other operating expenses	103,482	142,749	130,551	(58,060)	318,722
Operating income (loss)	(60,178)	29,262	(16,097)	54,312	7,299
Total non-operating income, net	36,194	—	—	32,278	68,472
Income (loss) before income taxes	$ (23,984)	$ 29,262	$ (16,097)	$ 86,590	$ 75,771

Net revenue by segment is as follows (in thousands):

	Years Ended December 31,		
	2008	2007	2006
Music	$160,721	$149,126	$123,033
Consumer	237,522	211,851	199,739
Technology Products and Solutions	206,567	206,643	72,489
Total net revenue	$604,810	$567,620	$395,261

The Company's customers consist primarily of end users located in the U.S., Republic of Korea, and various foreign countries. Revenue by geographic region is as follows (in thousands):

	Years Ended December 31,		
	2008	2007	2006
United States	$403,799	$360,676	$283,433
Europe	107,223	84,368	62,270
Republic of Korea	50,443	82,549	18,597
Rest of the World	43,345	40,027	30,961
Total	$604,810	$567,620	$395,261

Long-lived assets, consisting of equipment, software, leasehold improvements, other intangible assets, and goodwill by geographic region are as follows (in thousands):

	December 31,	
	2008	2007
United States	$163,730	$186,665
Republic of Korea	51,508	235,728
Europe	37,315	87,181
Rest of the World	4,445	7,753
Total long-lived assets	$256,998	$517,327

Net assets including minority interest by geographic location are as follows (in thousands):

	December 31,	
	2008	2007
United States	$463,209	$557,381
Republic of Korea	64,824	228,153
Europe	20,201	79,410
Rest of the World	5,324	10,160
Total	$553,558	$875,104

Goodwill is assigned to the Company's segments as follows (in thousands):

	December 31, 2008	December 31, 2007
Music	$ 37,029	$ 37,029
Consumer	88,302	129,621
Technology products and solutions	49,933	186,503
Total goodwill	$175,264	$353,153

Note 20. Related Party Transactions

Transactions with MTVN. As part of the formation of Rhapsody America, MTVN contributed a $230 million five-year note payable in partial consideration for acquiring MTVN's interest in the venture. Subsequent to December 31, 2008, RealNetworks and MTVN signed an amendment to the Rhapsody America venture agreement which reduced the amount payable under the MTVN note payable to $213.8 million over the original five-year term. During the years ended December 31, 2008 and 2007, Rhapsody America received $44.4 million and $25.0 million in cash as note payments and has spent $44.2 million and $24.4 million, respectively, in advertising with MTVN.

MTVN provides various support services directly to Rhapsody America for which it bills the venture directly. Included within the support services are items such as facilities, personnel and overhead which are allocated based on various measures depending on the service provided, including employee headcount, or number of users of a service. Costs for the support services for the years ended December 31, 2008 and 2007 were $0.9 million and $0.6 million, respectively. These amounts are included in the consolidated financial statements within the related party payable of $13.2 million and $17.2 million as of December 31, 2008 and 2007, respectively.

The Company also agreed to grant options to acquire shares of RealNetworks, Inc. common stock to Rhapsody America employees as part of the venture with MTVN and has included the expense associated with these options in its statement of operations and comprehensive income. MTVN's share of the expense associated with the stock options granted to Rhapsody America employees is calculated based on its ownership percentage and is billed directly by the Company to MTVN under a separate agreement. The Company has charged $0.8 million to MTVN in 2008 related to stock options since the formation of the venture. MTVN paid $0.2 million in full prior to December 31, 2008. The remaining $0.6 million receivable is netted within the related party payable of $13.2 million as of December 31, 2008.

RealNetworks also provides various support services, including items such as facilities, information technology systems, personnel and overhead, directly to Rhapsody America. The allocation of other support service costs are based on various measures depending on the service provided, including employee headcount, time employees spend on providing services to Rhapsody America, server usage or number of users of a service. The allocations of these costs are billed directly to Rhapsody America. RealNetworks has treated these allocations as intercompany transactions and all such transactions were eliminated in consolidation.

Note 21. Quarterly Information (Unaudited)

The following table summarizes the unaudited statement of operations for each quarter of 2008 and 2007 (in thousands, except per share data):

	Total	Dec. 31	Sept. 30	June 30	Mar. 31
2008:					
Net revenue	$ 604,810	$ 152,644	$151,955	$152,648	$147,563
Gross profit	351,900	72,936	89,791	97,003	92,170
Operating loss	(287,405)	(236,199)	(26,971)	(12,693)	(11,542)
Net income (loss)	(243,878)	(240,499)	(4,500)	(1,305)	2,426
Basic net income (loss) per share(1)	(1.74)	(1.78)	(0.03)	(0.01)	0.02
Diluted net income (loss) per share(1)	(1.74)	(1.78)	(0.03)	(0.01)	0.02
2007:					
Net revenue	$ 567,620	$ 156,882	$145,095	$136,171	$129,472
Gross profit	354,129	95,177	88,451	86,972	83,529
Operating income (loss)	7,299	(25,881)	(15,386)	(5,177)	53,743
Net income	48,315	2,685	4,342	1,327	39,961
Basic net income per share(1)	0.32	0.02	0.03	0.01	0.25
Diluted net income per share(1)	0.29	0.02	0.03	0.01	0.22

(1) The sum of the quarterly net income per share will not necessarily equal the net income per share for the year due to the effects of rounding.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
RealNetworks, Inc.:

We have audited the accompanying consolidated balance sheets of RealNetworks, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for each of the years in the three year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RealNetworks, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), RealNetworks, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Seattle, Washington
February 27, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
RealNetworks, Inc.:

We have audited RealNetworks, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). RealNetworks, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying form 10-K. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, RealNetworks, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of RealNetworks, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated February 27, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Seattle, Washington
February 27, 2009

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

The Company's management, with the participation of the principal executive officer and principal financial officer, has evaluated the effectiveness of the Company's "disclosure controls and procedures" (as such term is defined under Rule 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act)). Based on their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act (1) is recorded, processed, summarized, and reported within the time period specified in the Securities and Exchange Commission rules and forms and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, our management concluded that, as of December 31, 2008, RealNetworks maintained effective internal control over financial reporting.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2008. This attestation is included within Item 8.

Changes in Internal Control over Financial Reporting

The Company's management, with the participation of the principal executive officer and principal financial officer, has evaluated the changes to the Company's internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2008 as required by paragraph (d) of Rules 13a-15 and 15d-15 of the Exchange Act and has concluded that there were no such changes that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III.

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this Item is contained in part in the sections captioned "Election of Director(s)-Nominee(s) for Director," "Board of Directors-Continuing Directors-Not Standing for Election This Year," "Board of Directors-Committees of the Board," "Board of Directors-Code of Business Conduct and Ethics" and "Voting Securities and Principal Holders-Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for RealNetworks' Annual Meeting of Shareholders scheduled to be held on or around June 9, 2009, and such information is incorporated herein by reference.

The remaining information required by this Item is set forth in Part I of this report under the caption "Executive Officers of the Registrant."

Item 11. *Executive Compensation*

The information required by this Item is incorporated by reference to the information contained in the section captioned "Executive Compensation" of the Proxy Statement for RealNetworks' Annual Meeting of Shareholders scheduled to be held on or around June 9, 2009.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

The information required by this Item is incorporated by reference to the information contained in the section captioned "Voting Securities and Principal Holders" of the Proxy Statement for RealNetworks' Annual Meeting of Shareholders scheduled to be held on or around June 9, 2009.

Equity Compensation Plans

As of December 31, 2008, we had awards outstanding under five equity compensation plans. These plans include the RealNetworks, Inc. 1995 Stock Option Plan (1995 Plan), the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated (1996 Plan), the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated (2000 Plan), the RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated (2005 Plan), and the RealNetworks, Inc. 2002 Director Stock Option Plan (2002 Plan). In addition, the RealNetworks, Inc. 2007 Employee Stock Purchase Plan (2007 ESPP) became effective on January 1, 2008. The 1995 Plan, 1996 Plan, 2002 Plan, 2005 Plan and 2007 ESPP have been approved by our shareholders. The 2000 Plan has not been approved by our shareholders.

In 2005, our shareholders approved the 2005 Plan and upon this approval of the 2005 Plan, we terminated the 1995 Plan, the 1996 Plan, the 2000 Plan and the 2002 Plan. In 2007, our shareholders approved an amended and restated 2005 Plan, and upon this approval, we terminated the RealNetworks, Inc. Director Compensation Stock Plan. As a result of the termination of these Plans, all new equity awards will be issued under the 2005 Plan. In 2007, our shareholders also approved the 2007 ESPP. The initial offering period under the 2007 ESPP commenced on January 1, 2008.

The following table aggregates the data from our plans:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (in 000's)(a)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (in 000's)(c)
Equity compensation plans approved by security holders	39,161	$7.39	7,712(1)(2)
Equity compensation plans not approved by security holders	374	$9.90	—
Total	39,535	$7.41	7,712

(1) On January 1, 2008, the 2007 ESPP became effective. Column (c) above excludes the 1,500,000 shares of the Company's common stock that are authorized for issuance pursuant to the 2007 ESPP.

(2) Includes shares available for future issuances pursuant to the Real Networks, Inc. 2007 Director Compensation Stock Plan (2007 Director Plan), a sub-plan that operates and is administered under the 2005 Plan. Under the 2007 Director Plan, outside directors may elect to receive all or a portion of his or her quarterly director compensation in shares of the Company's common stock in lieu of cash. Shares issued to directors under the 2007 Director Plan are issued from the shares reserved under the 2005 Plan.

Equity Compensation Plans Not Approved By Security Holders. The Board of Directors adopted the 2000 Plan to enable the grant of nonqualified stock options to employees and consultants of RealNetworks and its subsidiaries who are not otherwise officers or directors of RealNetworks. The 2000 Plan has not been approved by RealNetworks' shareholders. The Compensation Committee of the Board of Directors is the administrator of the 2000 Plan, and as such determines all matters relating to options granted under the 2000 Plan. Nonqualified stock options granted pursuant to the 2000 Plan were granted with exercise prices equal to the fair market value of RealNetworks' common stock on the date of grant and typically vest over five years as determined by the Compensation Committee or pursuant to delegated authority as provided in the 2000 Plan. In June 2005, the 2000 Plan was terminated and the remaining available shares were transferred to the 2005 Plan.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item is incorporated by reference to the information contained in the section captioned "Executive Compensation-Policies and Procedures with Respect to Related Person Transactions," "Executive Compensation-Certain Relationships and Related Transactions" and "Election of Directors-Director Independence" of the Proxy Statement for RealNetworks' Annual Meeting of Shareholders scheduled to be held on or around June 9, 2009.

Item 14. *Principal Accountant Fees and Services*

The information required by this Item is incorporated by reference to the information contained in the section captioned "Ratification of Appointment of Independent Registered Public Accounting Firm-Fees Billed by KPMG LLP During 2007 and 2008" and "Ratification of Appointment of Independent Registered Public Accounting Firm-Pre-Approval Policies and Procedures" of the Proxy Statement for RealNetworks' Annual Meeting of Shareholders scheduled to be held on or around June 9, 2009.

PART IV.

Item 15. *Exhibits and Financial Statement Schedules*

(a)(1) **Index to Consolidated Financial Statements**

The following consolidated financial statements of RealNetworks, Inc. and subsidiaries are filed as part of this report:

Consolidated Balance Sheets — December 31, 2008 and 2007

Consolidated Statements of Operations and Comprehensive Income — Years Ended December 31, 2008, 2007, and 2006

Consolidated Statements of Cash Flows — Years Ended December 31, 2008, 2007, and 2006

Consolidated Statements of Shareholders' Equity — Years Ended December 31, 2008, 2007, and 2006

Notes to Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm

(a)(2) **Financial Statement Schedules**

All financial statement schedules have been omitted since they are either not required, not applicable, or because the information required is included in the consolidated financial statements or the notes thereto.

(a)(3) **Index to Exhibits**

Exhibit Number	Description
2.1	Agreement and Plan of Merger and Reorganization by and among RealNetworks, Inc., Symphony Acquisition Corp. I, Symphony Acquisition Corp. II, Listen.Com, Inc., Mellon Investor Services LLC, as Escrow Agent and Robert Reid, as Shareholder Representative dated as of April 21, 2003 (incorporated by reference from Exhibit 2.1 to RealNetworks, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 filed with the Securities and Exchange Commission on August 14, 2003)
2.2	Combination Agreement by and among RealNetworks, Inc., RN International Holdings B.V. and WiderThan Co., Ltd. dated as of September 12, 2006 (incorporated by reference from Exhibit 2.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on September 14, 2006)
3.1	Amended and Restated Articles of Incorporation (incorporated by reference from Exhibit 3.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 filed with the Securities and Exchange Commission on August 11, 2000)
3.2	Amended and Restated Bylaws adopted April 24, 2007 (incorporated by reference from Exhibit 3.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2007)
4.1	Amended and Restated Shareholder Rights Plan dated as of December 2, 2008, by and between RealNetworks, Inc. and Mellon Investor Services LLC including the form of Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively (incorporated by reference from Exhibit 4.1 to RealNetworks' Form 8-K filed with the Securities and Exchange Commission on December 3, 2008)
4.2	Registration Rights Agreement dated as of June 17, 2003, between RealNetworks, Inc. and Goldman, Sachs & Co. (incorporated by reference from Exhibit 4.3 to RealNetworks' Registration Statement on Form S-3 filed with the Securities and Exchange Commission on September 12, 2003)
10.1†	RealNetworks, Inc. 1995 Stock Option Plan (incorporated by reference from Exhibit 99.1 to RealNetworks' Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 14, 1998)
10.2†	RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001)
10.3†	RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001)
10.4†	RealNetworks, Inc. 2002 Director Stock Option Plan (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 filed with the Securities and Exchange Commission on July 25, 2002)
10.5†	Form of Stock Option Agreement under the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002)
10.6†	Form of Stock Option Agreement under the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002)
10.7†	Forms of Stock Option Agreement under the RealNetworks, Inc. 2002 Director Stock Option Plan (incorporated by reference from Exhibit 10.3 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002)
10.8†	RealNetworks, Inc. 2007 Employee Stock Purchase Plan (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed with the Securities and Exchange Commission on August 8, 2007)

Exhibit Number	Description
10.9†	RealNetworks, Inc. 2007 Director Compensation Stock Plan (incorporated by reference from Exhibit 10.9 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission on February 29, 2008)
10.10†	RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated effective June 25, 2007 (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on June 29, 2007)
10.11†	Form of Non-Qualified Stock Option Terms and Conditions for use under the RealNetworks, Inc. 2005 Stock Incentive Plan (incorporated by reference from Exhibit 10.11 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on March 1, 2007)
10.12†	Form of Restricted Stock Units Terms and Conditions for use under the RealNetworks, Inc. 2005 Stock Incentive Plan (incorporated by reference from Exhibit 10.12 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on March 1, 2007)
10.13	Lease dated January 21, 1998 between RealNetworks, Inc. as Lessee and 2601 Elliott, LLC, as amended (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 filed with the Securities and Exchange Commission on November 9, 2004)
10.14†	Form of Director and Officer Indemnification Agreement (incorporated by reference from Exhibit 10.14 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553))
10.15	Voting Agreement dated September 25, 1997 by and among RealNetworks, Robert Glaser, Accel IV L.P., Mitchell Kapor and Bruce Jacobsen (incorporated by reference from Exhibit 10.17 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553))
10.16	Agreement dated September 26, 1997 by and between RealNetworks and Robert Glaser (incorporated by reference from Exhibit 10.18 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553))
10.17†	Offer Letter dated March 31, 2005 between RealNetworks, Inc. and John Giamatteo (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2005)
10.18†	Offer Letter dated July 1, 2008 between RealNetworks, Inc. and John Giamatteo (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008 filed with the Securities and Exchange Commission on August 11, 2008)
10.19†	Offer Letter dated September 18, 2003 between RealNetworks, Inc. and Dan Sheeran (incorporated by reference from Exhibit 10.18 to RealNetworks' Annual Report on form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2005)
10.20†	Offer Letter dated February 13, 2006 between RealNetworks, Inc. and Michael Eggers (incorporated by reference from Exhibit 10.19 to RealNetworks' Annual Report on form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006)
10.21†	Offer Letter dated January 23, 2009 between RealNetworks, Inc. and Bob Kimball
10.22†	Agreement dated February 1, 2006 between RealNetworks, Inc. and Rob Glaser (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on February 3, 2006)
10.23†	Agreement dated November 30, 2005 between RealNetworks, Inc. and Bob Kimball (incorporated by reference from Exhibit 10.22 to RealNetworks' Annual Report on form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006)
10.24†	Form of MBO Plan Document under the Real Networks, Inc. 2008 Executive Compensation Program (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008 filed with the Securities and Exchange Commission on August 11, 2008)

Exhibit Number	Description
10.25†	Form of MBO Plan Document under the RealNetworks, Inc. 2008 Chief Executive Officer Compensation Program (incorporated by reference from Exhibit 10.3 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008 filed with the Securities and Exchange Commission on August 11, 2008)
10.26†	Form of MBO Plan Document under the RealNetworks, Inc. 2009 Executive Compensation Program
10.27*	Amended and Restated Settlement Agreement dated as of March 10, 2006 between RealNetworks, Inc. and Microsoft Corporation (incorporated by reference from Exhibit 10.24 to RealNetworks' Annual Report on form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006)
10.28*	Transaction, Contribution and Purchase Agreement dated as of August 20, 2007 by and among Rhapsody America LLC, RealNetworks, Inc., RealNetworks Digital Music of California, Inc., Viacom International Inc. and DMS Holdco Inc. (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed with the Securities and Exchange Commission on November 9, 2007)
10.29*	Limited Liability Company Agreement of Rhapsody America LLC dated as of August 20, 2007 among RealNetworks, Inc., RealNetworks Digital Music of California, Inc., Viacom International Inc. and DMS Holdco Inc. (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed with the Securities and Exchange Commission on November 9, 2007)
10.30	Stockholder Agreement by and between Viacom International Inc. and RealNetworks, Inc. dated as of August 20, 2007 (incorporated by reference from Exhibit 10.3 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed with the Securities and Exchange Commission on November 9, 2007)
14.1	RealNetworks, Inc. Code of Business Conduct and Ethics (incorporated by reference from Exhibit 14.1 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2003 filed with the Securities and Exchange Commission on March 15, 2004)
21.1	Subsidiaries of RealNetworks, Inc.
23.1	Consent of KPMG LLP
24.1	Power of Attorney (included on signature page)
31.1	Certification of Robert Glaser, Chairman and Chief Executive Officer of RealNetworks, Inc., Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Michael Eggers, Senior Vice President, Chief Financial Officer and Treasurer of RealNetworks, Inc., Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Robert Glaser, Chairman and Chief Executive Officer of RealNetworks, Inc., Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Michael Eggers, Senior Vice President, Chief Financial Officer and Treasurer of RealNetworks, Inc., Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

† Executive Compensation Plan or Agreement

* Portions of this exhibit are omitted and were filed separately with the Securities and Exchange Commission pursuant to the Company's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on February 27, 2009.

REALNETWORKS, INC.

By: /s/ ROBERT GLASER
Robert Glaser
Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Robert Glaser and Michael Eggers, and each of them severally, his or her true and lawful attorneys-in-fact and agents, with full power to act without the other and with full power of substitution and resubstitution, to execute in his or her name and on his or her behalf, individually and in each capacity stated below, any and all amendments and supplements to this Report, and any and all other instruments necessary or incidental in connection herewith, and to file the same with the Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated below on February 27, 2009.

Signature	Title
/s/ ROBERT GLASER Robert Glaser	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
/s/ MICHAEL EGGERS Michael Eggers	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
/s/ ERIC A. BENHAMOU Eric A. Benhamou	Director
/s/ EDWARD BLEIER Edward Bleier	Director
/s/ PRADEEP JOTWANI Pradeep Jotwani	Director
/s/ JEREMY JAECH Jeremy Jaech	Director
/s/ JONATHAN D. KLEIN Jonathan D. Klein	Director
/s/ KALPANA RAINA Kalpana Raina	Director

Exhibits Index

Exhibit Number	Description
2.1	Agreement and Plan of Merger and Reorganization by and among RealNetworks, Inc., Symphony Acquisition Corp. I, Symphony Acquisition Corp. II, Listen.Com, Inc., Mellon Investor Services LLC, as Escrow Agent and Robert Reid, as Shareholder Representative dated as of April 21, 2003 (incorporated by reference from Exhibit 2.1 to RealNetworks, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 filed with the Securities and Exchange Commission on August 14, 2003)
2.2	Combination Agreement by and among RealNetworks, Inc., RN International Holdings B.V. and WiderThan Co., Ltd. dated as of September 12, 2006 (incorporated by reference from Exhibit 2.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on September 14, 2006)
3.1	Amended and Restated Articles of Incorporation (incorporated by reference from Exhibit 3.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 filed with the Securities and Exchange Commission on August 11, 2000)
3.2	Amended and Restated Bylaws adopted April 24, 2007 (incorporated by reference from Exhibit 3.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2007)
4.1	Amended and Restated Shareholder Rights Plan dated as of December 2, 2008, by and between RealNetworks, Inc. and Mellon Investor Services LLC including the form of Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively (incorporated by reference from Exhibit 4.1 to RealNetworks' Form 8-K filed with the Securities and Exchange Commission on December 3, 2008)
4.2	Registration Rights Agreement dated as of June 17, 2003, between RealNetworks, Inc. and Goldman, Sachs & Co. (incorporated by reference from Exhibit 4.3 to RealNetworks' Registration Statement on Form S-3 filed with the Securities and Exchange Commission on September 12, 2003)
10.1†	RealNetworks, Inc. 1995 Stock Option Plan (incorporated by reference from Exhibit 99.1 to RealNetworks' Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 14, 1998)
10.2†	RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001)
10.3†	RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001)
10.4†	RealNetworks, Inc. 2002 Director Stock Option Plan (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 filed with the Securities and Exchange Commission on July 25, 2002)
10.5†	Form of Stock Option Agreement under the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002)
10.6†	Form of Stock Option Agreement under the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002)
10.7†	Forms of Stock Option Agreement under the RealNetworks, Inc. 2002 Director Stock Option Plan (incorporated by reference from Exhibit 10.3 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002)
10.8†	RealNetworks, Inc. 2007 Employee Stock Purchase Plan (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed with the Securities and Exchange Commission on August 8, 2007)

Exhibit Number	Description
10.9†	RealNetworks, Inc. 2007 Director Compensation Stock Plan (incorporated by reference from Exhibit 10.9 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission on February 29, 2008)
10.10†	RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated effective June 25, 2007 (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on June 29, 2007)
10.11†	Form of Non-Qualified Stock Option Terms and Conditions for use under the RealNetworks, Inc. 2005 Stock Incentive Plan (incorporated by reference from Exhibit 10.11 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on March 1, 2007)
10.12†	Form of Restricted Stock Units Terms and Conditions for use under the RealNetworks, Inc. 2005 Stock Incentive Plan (incorporated by reference from Exhibit 10.12 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on March 1, 2007)
10.13	Lease dated January 21, 1998 between RealNetworks, Inc. as Lessee and 2601 Elliott, LLC, as amended (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 filed with the Securities and Exchange Commission on November 9, 2004)
10.14†	Form of Director and Officer Indemnification Agreement (incorporated by reference from Exhibit 10.14 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553))
10.15	Voting Agreement dated September 25, 1997 by and among RealNetworks, Robert Glaser, Accel IV L.P., Mitchell Kapor and Bruce Jacobsen (incorporated by reference from Exhibit 10.17 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553))
10.16	Agreement dated September 26, 1997 by and between RealNetworks and Robert Glaser (incorporated by reference from Exhibit 10.18 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553))
10.17†	Offer Letter dated March 31, 2005 between RealNetworks, Inc. and John Giamatteo (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2005)
10.18†	Offer Letter dated July 1, 2008 between RealNetworks, Inc. and John Giamatteo (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008 filed with the Securities and Exchange Commission on August 11, 2008)
10.19†	Offer Letter dated September 18, 2003 between RealNetworks, Inc. and Dan Sheeran (incorporated by reference from Exhibit 10.18 to RealNetworks' Annual Report on form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2005)
10.20†	Offer Letter dated February 13, 2006 between RealNetworks, Inc. and Michael Eggers (incorporated by reference from Exhibit 10.19 to RealNetworks' Annual Report on form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006)
10.21†	Offer Letter dated January 23, 2009 between RealNetworks, Inc. and Bob Kimball
10.22†	Agreement dated February 1, 2006 between RealNetworks, Inc. and Rob Glaser (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on February 3, 2006)
10.23†	Agreement dated November 30, 2005 between RealNetworks, Inc. and Bob Kimball (incorporated by reference from Exhibit 10.22 to RealNetworks' Annual Report on form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006)
10.24†	Form of MBO Plan Document under the Real Networks, Inc. 2008 Executive Compensation Program (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008 filed with the Securities and Exchange Commission on August 11, 2008)

Exhibit Number	Description
10.25†	Form of MBO Plan Document under the RealNetworks, Inc. 2008 Chief Executive Officer Compensation Program (incorporated by reference from Exhibit 10.3 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008 filed with the Securities and Exchange Commission on August 11, 2008)
10.26†	Form of MBO Plan Document under the RealNetworks, Inc. 2009 Executive Compensation Program
10.27*	Amended and Restated Settlement Agreement dated as of March 10, 2006 between RealNetworks, Inc. and Microsoft Corporation (incorporated by reference from Exhibit 10.24 to RealNetworks' Annual Report on form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006)
10.28*	Transaction, Contribution and Purchase Agreement dated as of August 20, 2007 by and among Rhapsody America LLC, RealNetworks, Inc., RealNetworks Digital Music of California, Inc., Viacom International Inc. and DMS Holdco Inc. (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed with the Securities and Exchange Commission on November 9, 2007)
10.29*	Limited Liability Company Agreement of Rhapsody America LLC dated as of August 20, 2007 among RealNetworks, Inc., RealNetworks Digital Music of California, Inc., Viacom International Inc. and DMS Holdco Inc. (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed with the Securities and Exchange Commission on November 9, 2007)
10.30	Stockholder Agreement by and between Viacom International Inc. and RealNetworks, Inc. dated as of August 20, 2007 (incorporated by reference from Exhibit 10.3 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed with the Securities and Exchange Commission on November 9, 2007)
14.1	RealNetworks, Inc. Code of Business Conduct and Ethics (incorporated by reference from Exhibit 14.1 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2003 filed with the Securities and Exchange Commission on March 15, 2004)
21.1	Subsidiaries of RealNetworks, Inc.
23.1	Consent of KPMG LLP
24.1	Power of Attorney (included on signature page)
31.1	Certification of Robert Glaser, Chairman and Chief Executive Officer of RealNetworks, Inc., Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Michael Eggers, Senior Vice President, Chief Financial Officer and Treasurer of RealNetworks, Inc., Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Robert Glaser, Chairman and Chief Executive Officer of RealNetworks, Inc., Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Michael Eggers, Senior Vice President, Chief Financial Officer and Treasurer of RealNetworks, Inc., Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

† Executive Compensation Plan or Agreement

* Portions of this exhibit are omitted and were filed separately with the Securities and Exchange Commission pursuant to the Company's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

About Non-GAAP Financial Measures

This Annual Report to Shareholders contains certain non-GAAP (Generally Accepted Accounting Principles) financial measures, including adjusted EBITDA excluding impairments and adjusted EBITDA excluding impairments by reporting segment. Adjusted EBITDA excluding impairments and adjusted EBITDA excluding impairments by reporting segment consist of net income excluding the impact of the following: interest income, net; income taxes; depreciation; amortization (net of minority interest effect); stock-based compensation; expenses for employee stock options that were converted to cash rights; equity investment gains and losses from sales or impairments; income and expenses including charitable contributions related to the Microsoft agreements; impairment of long-lived assets (net of minority interest effect); impairment of deferred costs and prepaid royalties; restructuring and other charges; gain on initial formation of Rhapsody America; and the effect of the 2008 fourth quarter change in accounting for the sale of minority interest in Rhapsody America.

RealNetworks believes that the presentation of adjusted EBITDA excluding impairments and adjusted EBITDA excluding impairments by reporting segment provide important supplemental information to management and investors regarding financial and business trends relating to the company's financial condition and results of operations. Management believes that the use of these non-GAAP financial measures provides consistency and comparability with the company's past financial reports, and also facilitates comparisons with other companies in its industry, many of which use similar non-GAAP financial measures to supplement their GAAP results. Management has historically used these non-GAAP measures when evaluating operating performance because the inclusion or exclusion of the items described above provides additional useful measures of RealNetworks' operating results and facilitates comparisons of its core operating performance against prior periods and its business model objectives. RealNetworks has chosen to provide this information to investors in order to enable them to perform additional analyses of past, present and future operating performance, to enable them to compare RealNetworks with other companies, and as a supplemental means to evaluate the company's ongoing operations. Externally, RealNetworks believes that adjusted EBITDA excluding impairments is useful to investors in their assessment of the company's operating performance and valuation.

Internally, adjusted EBITDA excluding impairments and adjusted EBITDA excluding impairments by reporting segment are significant measures used by management for purposes of:

- supplementing the financial results and forecasts reported to the company's board of directors;
- evaluating the operating performance of the company, which includes direct and incrementally controllable revenue and costs of operations, but excludes items considered by management to be non-cash or non-operating such as interest income and expense, stock-based compensation, tax expense, depreciation and amortization; impairment of long-lived assets; or not within management's control, such as significant fluctuations in foreign currencies;
- managing and comparing performance internally across the company's businesses and externally against its peers;
- establishing internal operating budgets; and
- evaluating and valuing potential acquisition candidates.

Adjusted EBITDA excluding impairments and adjusted EBITDA excluding impairments by reporting segment are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs associated with the operations of RealNetworks' business as determined in accordance with GAAP. As a result, you should not consider these measures in isolation or as a substitute for analysis of RealNetworks' results as reported under GAAP. RealNetworks expects to continue to incur expenses similar to the non-GAAP adjustments described above, and exclusion of these items from its non-GAAP financial measures should not be construed as an inference that these costs are unusual or infrequent. Some of the limitations in relying on RealNetworks' non-GAAP financial measures are that adjusted EBITDA excluding impairments and adjusted EBITDA excluding impairments by reporting segment are measures that the company has defined for internal and investor purposes and are not in accordance with GAAP. A further limitation associated with these measures is that they do not include all costs and income that impact RealNetworks' net income (loss) and net income (loss) per share. RealNetworks compensates for these limitations by prominently disclosing GAAP net income (loss), which it believes is the most directly comparable GAAP measure, and providing investors with reconciliations from GAAP net income (loss) to adjusted EBITDA excluding impairments and adjusted EBITDA excluding impairments by reporting segment.

Reconciliation of segment GAAP income (loss) before taxes to adjusted EBITDA excluding impairments and to adjusted EBITDA excluding impairments by segment is as follows:

	Year Ended December 31, 2008				
	Music	**Consumer**	**TPS**	**Other**	**Grand Total**
			(in thousands)		
Income (loss) before income taxes	$(25,277)	$(42,863)	$(155,470)	$ 5,560	$(218,050)
Interest income, net	—	—	—	(13,453)	(13,453)
Stock-based compensation	4,231	8,901	10,399	—	23,531
Conversion of WiderThan stock options to a cash equivalent	—	—	142	—	142
Acquisitions related intangible asset amortization[(A)]	1,468	2,603	16,039	—	20,110
Impairment of long-lived assets[(A)]	2,424	46,056	141,867	—	190,347
Pro forma gain on sale of interest in Rhapsody America	6,568	—	—	—	6,568
Gain on sale of equity investments, net	—	—	—	(210)	(210)
Depreciation and amortization[(A)]	5,005	7,433	11,979	—	24,417
Expenses (benefit) related to antitrust litigation:					
Income	—	—	—	—	—
Expenses	—	—	—	757	757
Charitable contributions	—	—	—	—	—
Impairment of deferred costs and prepaid royalties	1,000	7,829	10,837	—	19,666
Restructuring and other charges	—	—	—	6,833	6,833
Adjusted EBITDA excluding impairments	$ (4,581)	$ 29,959	$ 35,793	$ (513)	$ 60,658

(A) Net of minority interest effect within our Music segment.

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Annual Report

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Board of Directors

Rob Glaser
Chairman of the Board and
Chief Executive Officer

Eric A. Benhamou
Chairman and Chief Executive Officer,
Benhamou Global Ventures

Edward Bleier
Retired President, Pay-TV,
Warner Bros.

John Chapple
President,
Hawkeye Investments LLC

Pradeep Jotwani
Private Investor

Jonathan D. Klein
Chief Executive Officer,
Getty Images Inc.

Kalpana Raina
Private Investor

Executive Officers

Rob Glaser
Chairman and Chief Executive Officer

John Barbour
President,
Games Division

Michael Eggers
Senior Vice President,
Chief Financial Officer and Treasurer

Savino R. (Sid) Ferrales
Senior Vice President,
Human Resources

John Giamatteo
Chief Operating Officer

Robert Kimball
Executive Vice President,
Corporate Development and Law,
General Counsel and Corporate Secretary

Michael Lunsford
Executive Vice President,
Strategic Ventures

Transfer Agent and Registrar

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015
or
480 Washington Boulevard
Jersey City, New Jersey 07310-1900

For Domestic Shareholders
(800) 522-6645

TDD for Hearing Impaired Shareholders
(800) 231-5469

For International Shareholders
(201) 680-6578

TDD International Shareholders
(201) 680-6610

Website:
www.bnymellon.com/shareowner/isd

Independent Auditors
KPMG LLP
Seattle, Washington

Corporate Headquarters

2601 Elliott Avenue, Suite 1000
Seattle, Washington 98121

RealNetworks, Inc. Website
For more information on the company, please visit its websites at www.realnetworks.com and www.real.com.

Annual Meeting of Shareholders

2:00 p.m., Monday, September 21, 2009
Bell Harbor International Conference Center
2211 Alaskan Way
Seattle, Washington 98121

Form 10-K

Available without charge upon request. Copies of the RealNetworks, Inc. Annual Report on Form 10-K filed with the Securities and Exchange Commission are available from the company without charge. Contact RealNetworks' Investor Relations at investor_relations@real.com, by correspondence to the corporate headquarters address above or by telephone: (206) 892-6320.

Trademark Information

RealNetworks, Real, the Real logo, RealPlayer, RealAudio, RealVideo, RealArcade, RealDVD, RealMusic, Rhapsody, Helix, Listen.com, SuperPass, EMERGE, GameHouse, FunPass, WiderThan and Zylom are trademarks or registered trademarks of RealNetworks, Inc. or its subsidiaries. All other products and company names are the trademarks or registered trademarks of their respective owners.

This report contains forward-looking statements. All statements contained in this report that do not relate to matters of historical fact should be considered forward-looking statements. Forward-looking statements are often identified by the words "believe," "may," "will," "anticipate," "intend," "should," "could," "would," "plan," "continue," or the negative of these words or other words or expressions of similar meaning and include, but are not limited to, statements regarding RealNetworks' future revenue; prospects for future revenue, profit, market share growth and success of RealNetworks' businesses; RealNetworks' ability to attain operating efficiencies, to enter into new markets and to compete effectively; RealNetworks' position as a stable business partner and service provider; innovation introduced to the market for RealNetworks' products; the separation of RealNetworks' games business; the resilient nature of RealNetworks' business; the extent of the current economic downturn; RealNetworks' ability to withstand the economic downturn; return on investment in RealNetworks' products and technologies; and the long-term drivers of RealNetworks' business. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements, including, but not limited to, the following: fluctuations in foreign currencies, particularly changes in the US dollar relative to the euro and the Korean won; development and consumer acceptance of legal online music distribution services generally and RealNetworks' content services in particular because these are relatively new and unproven business models and markets; the potential that Real will be unable to continue to enter into commercially attractive agreements with third parties for the provision of compelling content for its subscription service offerings and the distribution of Real's carrier application services; the emergence of new entrants and competition in the market for RealNetworks' products and services; competitive risks; risks associated with acquisitions; the potential outcomes and effects of claims and legal proceedings on RealNetworks' business, prospects, financial condition or results of operations; risks associated with the introduction of new products and services; changes in consumer and advertising spending in response to disruptions in the global financial markets; risks inherent in strategic relationships and technology and service integration efforts; and risks relating to the ability of RealNetworks' strategic partners to generate subscribers for RealNetworks' digital content services. More information about risk factors that could affect RealNetworks' business and financial results is included in RealNetworks' annual report on Form 10-K for the fiscal year ended December 31, 2008 and its quarterly reports on Form 10-Q. All forward-looking statements include the assumptions that underlie such statements and are based on management's estimates, projections and assumptions as of the date hereof. RealNetworks assumes no obligation to update any such forward-looking statements or information.

Designed by Curran & Connors, Inc. / www.curran-connors.com

This Is a Greener Annual Report.

Real Networks, Inc. is committed to reducing its impact on the environment. By producing our report this way, we lessened the impact on the environment in the following ways:

86 trees	39,310 gal.
SAVED FOR THE FUTURE	OF WATER SAVED

2,393 lbs.	8,196 lbs.	27 million
OF WASTE SAVED	OF CO_2 SAVED	BTUS OF ENERGY SAVED

Environmental impact estimates for savings pertaining to the use of post-consumer recycled fiber share the same common reference data as the Environmental Defense Fund paper calculator, which is based on research done by the Paper Task Force, a peer-reviewed study of the lifecycle environmental impacts of paper production and disposal.

real

RealNetworks, Inc.
2601 Elliott Avenue
Seattle, WA 98121
WWW.REAL.COM